# ALEXANDRIA ADVANCES ITS CONSEQUENTIAL MISSION AT CAMPUS POINT IN SAN DIEGO

Developing the New Biomedical Research Center for Novartis Focused on Oncology, Neuroscience, and Global Health

466,598 RSF PURPOSE-BUILT BIOMEDICAL RESEARCH CENTER

**CAMPUS POINT** *by* **ALEXANDRIA MEGACAMPUS**™
**SAN DIEGO, CALIFORNIA**

**ALEXANDRIA**®
*Building the Future of Life-Changing Innovation*®

ALEXANDRIA'S MISSION

*To create and grow life science ecosystems and clusters that ignite and accelerate the world's leading innovators in their noble pursuit to advance human health by curing disease and improving nutrition*



"Designed to power future drug discovery, with a focus on genetics and human biology in key therapeutic areas… it will create a single Novartis research center within one of the world's premier life sciences ecosystems—accelerating our pipeline from discovery to patients."

**FIONA MARSHALL**
President of Biomedical Research,
Novartis



CAMPUS POINT *by* ALEXANDRIA MEGACAMPUS™ | SAN DIEGO

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM 10-K**

(Mark One)    ☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
**For the fiscal year ended December 31, 2025**

Commission file number 1-12993



# ALEXANDRIA®

# ALEXANDRIA REAL ESTATE EQUITIES, INC.

(Exact name of registrant as specified in its charter)

| **Maryland** | **95-4502084** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification Number) |

**26 North Euclid Avenue, Pasadena, California 91101**
(Address of principal executive offices) (Zip code)

**(626) 578-0777**
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Common Stock, $0.01 par value per share | ARE | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒    No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐    No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | | |
|---|---|---|---|---|
| Large accelerated filer | ☒ | Smaller reporting company | ☐ |
| Accelerated filer | ☐ | Emerging growth company | ☐ |
| Non-accelerated filer | ☐ | | |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒

The aggregate market value of the shares of Common Stock held by non-affiliates of registrant was approximately $12.40 billion based on the closing price for such shares on the New York Stock Exchange on June 30, 2025.

As of January 15, 2026, 173,300,361 shares of common stock were outstanding.

**Documents Incorporated by Reference**

Part III of this annual report on Form 10-K incorporates certain information by reference from the registrant's definitive proxy statement to be filed within 120 days of the end of the fiscal year covered by this annual report on Form 10-K in connection with the registrant's annual meeting of stockholders to be held on or about May 12, 2026.

# INDEX TO FORM 10-K

## ALEXANDRIA REAL ESTATE EQUITIES, INC.

### PART I

Page

### PART II

### PART III

### PART IV

# GLOSSARY

The following abbreviations or acronyms that may be used in this document shall have the adjacent meanings set forth below:

| | |
|---|---|
| ASU | Accounting Standards Update |
| ATM | At the Market |
| CIP | Construction in Progress |
| EPS | Earnings per Share |
| FASB | Financial Accounting Standards Board |
| FDA | U.S. Food and Drug Administration |
| FDIC | Federal Deposit Insurance Corporation |
| FFO | Funds From Operations |
| GAAP | U.S. Generally Accepted Accounting Principles |
| HVAC | Heating, Ventilation, and Air Conditioning |
| IRS | Internal Revenue Service |
| JV | Joint Venture |
| LEED® | Leadership in Energy and Environmental Design |
| Nareit | National Association of Real Estate Investment Trusts |
| NAV | Net Asset Value |
| NIH | U.S. National Institutes of Health |
| NYSE | New York Stock Exchange |
| REIT | Real Estate Investment Trust |
| RSF | Rentable Square Feet/Foot |
| SEC | Securities and Exchange Commission |
| SF | Square Feet/Foot |
| SoDo | South of Downtown submarket of Seattle |
| SOFR | Secured Overnight Financing Rate |
| SoMa | South of Market submarket of San Francisco |
| U.S. | United States |
| VIE | Variable Interest Entity |

**Forward-looking statements**

Certain information and statements included in this annual report on Form 10-K, including, without limitation, statements containing the words "forecast," "guidance," "goals," "projects," "estimates," "anticipates," "believes," "expects," "intends," "may," "plans," "seeks," "should," "targets," or "will," or the negative of those words or similar words, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934 ("Exchange Act"), as amended. Forward-looking statements involve inherent risks and uncertainties regarding events, conditions, and financial trends that may affect our future plans of operations, business strategy, results of operations, and financial position. A number of important factors could cause actual results to differ materially from those included within or contemplated by the forward-looking statements, including, but not limited to, the description of risks and uncertainties in "Item 1A. Risk factors" in this annual report on Form 10-K. Additional information regarding risk factors that may affect us is included in "Item 7. Management's discussion and analysis of financial condition and results of operations" in this annual report on Form 10-K. Readers of our annual report on Form 10-K should also read our SEC and other publicly filed documents for further discussion regarding such factors.

As used in this annual report on Form 10-K, references to the "Company," "Alexandria," "ARE," "we," "us," and "our" refer to Alexandria Real Estate Equities, Inc. and its consolidated subsidiaries. Alexandria®, Lighthouse Design® logo, Building the Future of Life-Changing Innovation®, That's What's in Our DNA®, Labspace®, Megacampus™, Alexandria Center®, Alexandria Technology Square®, Alexandria Technology Center®, Alexandria Innovation Center®, and Alexandria Summit® are copyrights and trademarks of Alexandria Real Estate Equities, Inc. All other company names, trademarks, and logos referenced herein are the property of their respective owners. The following discussion should be read in conjunction with our consolidated financial statements and notes thereto under "Item 15. Exhibits and financial statement schedules" in this annual report on Form 10-K.

## ITEM 1. BUSINESS

### Overview

We are a Maryland corporation formed in October 1994 that has elected to be taxed as a REIT for federal income tax purposes. Alexandria Real Estate Equities, Inc. (NYSE: ARE), an S&P 500® company, is a best-in-class, mission-driven life science REIT making a positive and lasting impact on the world. With our founding in 1994, Alexandria pioneered the life science real estate niche. Alexandria is the preeminent and longest-tenured owner, operator, and developer of collaborative Megacampus™ ecosystems in AAA life science innovation cluster locations, including Greater Boston, the San Francisco Bay Area, San Diego, Seattle, Maryland, Research Triangle, and New York City. As of December 31, 2025, Alexandria has a total market capitalization of $20.75 billion and an asset base in North America that includes 35.9 million RSF of operating properties and 3.5 million RSF of Class A/A+ properties undergoing construction.

We develop dynamic Megacampus ecosystems that enable and inspire the world's most brilliant minds and innovative companies to create life-changing scientific and technological innovations. We believe in the utmost professionalism, humility, and teamwork. Our tenants include multinational pharmaceutical companies; public and private biotechnology companies; life science product, service, and medical device companies; digital health, advanced technology, and agtech companies; academic and medical research institutions; U.S. government research agencies; non-profit organizations; and venture capital firms. Alexandria has a longstanding and proven track record of developing Class A/A+ properties clustered in highly dynamic and collaborative Megacampus environments that enhance our tenants' ability to successfully recruit and retain world-class talent and inspire productivity, efficiency, creativity, and success. Alexandria also provides strategic capital to transformative life science companies through our venture capital platform. We believe our unique business model and diligent underwriting ensure a high-quality and diverse tenant base that results in higher occupancy levels, longer lease terms, higher rental income, higher returns, and greater long-term asset value.

As of December 31, 2025, we had 340 properties in North America consisting of approximately 39.4 million RSF of operating properties and new Class A/A+ development and redevelopment properties under construction, including 47 operating properties and development projects that are held by consolidated real estate joint ventures and three properties that are held by unconsolidated real estate joint ventures. The occupancy percentage of our operating properties in North America was 90.9% as of December 31, 2025. The 10-year average occupancy percentage of our operating properties as of December 31, 2025 was 95%. Investment-grade or publicly traded large cap tenants represented 53% of our total annual rental revenue in effect as of December 31, 2025. Additional information regarding our consolidated and unconsolidated real estate joint ventures is included in "Item 7. Management's discussion and analysis of financial condition and results of operations" in this annual report on Form 10-K. For information regarding risk factors that may affect us, refer to "Item 1A. Risk factors" and "Item 7. Management's discussion and analysis of financial condition and results of operations" in this annual report on Form 10-K.

**Business objective and strategies**

A key element of our business strategy is our unique focus on Class A/A+ properties primarily located in collaborative Megacampus™ ecosystems in AAA life science innovation clusters. Our Megacampus ecosystems are designed for optionality and scalability, offering our tenants a clear path to address their growth requirements, including through our future developments and redevelopments. Strategically located near top academic and medical research institutions and equipped with curated amenities and services, and convenient access to transit, our Megacampus ecosystems are designed to support our tenants in attracting and retaining top talent, which we believe is a key driver of tenant demand for our properties. Our strategy also includes drawing upon our deep, broad, and long-standing real estate and life science industry relationships in order to retain tenants, identify and attract new and leading tenants, and source additional real estate.

Our tenant base is broad and diverse within the life science industry. For a more detailed description of our properties and tenants, refer to "Item 2. Properties" in this annual report on Form 10-K. We have an experienced Board of Directors (the "Board") and are led by an executive and senior management team with extensive experience in the real estate and life science industries.

Acquisitions

We seek to identify and acquire high-quality properties in our cluster markets. Critical evaluation of prospective property acquisitions is an essential component of our acquisition strategy. When evaluating acquisition opportunities, we assess a full range of matters relating to the prospective property or properties, including:

- Proximity to centers of innovation and technological advances;
- Location of the property and our strategy in the relevant market, including our Megacampus strategy;
- Quality of existing and prospective tenants;
- Condition and capacity of the building infrastructure;
- Physical condition of the structure and common area improvements;
- Quality and generic characteristics of the improvements;
- Opportunities available for leasing vacant space and for re-tenanting or renewing occupied space;
- Availability of and/or ability to add appropriate tenant amenities;
- Availability of land for future ground-up development of new space;
- Opportunities to generate higher rent through redevelopment of existing space;
- The property's unlevered yields;
- Potential impacts of climate change and extreme weather conditions; and
- Our ability to increase the property's long-term financial returns.

Development, redevelopment, and pre-construction

A key component of our business model is our disciplined allocation of capital to the development and redevelopment of new Class A/A+ properties, as well as property enhancements identified during the underwriting of certain acquired properties. These efforts are primarily concentrated in collaborative Megacampus ecosystems within AAA life science innovation clusters, as well as other strategic locations that support innovation and growth. These projects are generally focused on providing high-quality, generic, and reusable spaces that meet the real estate requirements of a wide range of tenants. Upon completion, each development or redevelopment project is expected to generate increases in rental income, net operating income, and cash flows. Our development and redevelopment projects are generally in locations that are highly desirable to high-quality entities, which we believe results in higher occupancy levels, longer lease terms, higher rental income, higher returns, and greater long-term asset value.

Development projects generally consist of the ground-up development of generic and reusable laboratory facilities. Redevelopment projects consist of the permanent change in use of acquired office, warehouse, or shell space into laboratory space. We generally will not commence new development projects for aboveground construction of new Class A/A+ laboratory space without first securing significant pre-leasing for such space, except when there is solid market demand for high-quality Class A/A+ properties.

Pre-construction activities include entitlements, permitting, design, site work, and other activities preceding commencement of construction of aboveground building improvements. The advancement of pre-construction efforts is focused on reducing the time required to deliver projects to prospective tenants. These critical activities add significant value for future ground-up development and are required for the vertical construction of buildings. Ultimately, these projects will provide high-quality facilities and are expected to generate significant revenue and cash flows.

Another key component of our business model is our redevelopment of acquired office, warehouse, or shell space into high-quality, generic, and reusable laboratory space that can be leased at higher rental rates. Our redevelopment strategy generally includes significant pre-leasing of projects prior to the commencement of redevelopment.

<u>Non-real estate investments</u>

We hold investments in publicly traded companies and privately held entities primarily involved in the life science industry. We invest primarily in highly innovative entities whose focus on the development of therapies and products that advance human health and transform patients' lives is aligned with Alexandria's purpose of making a positive and meaningful impact on the health, safety, and well-being of the global community. Our status as a REIT limits our ability to make such non-real estate investments. Therefore, we conduct, and will continue to conduct, our non-real estate investment activities in a manner that complies with REIT requirements.

<u>Balance sheet and financial strategy</u>

We seek to maximize balance sheet liquidity and flexibility, cash flows, and cash available for distribution to our stockholders through the ownership, operation, management, and selective acquisition, development, and redevelopment of new Class A/A+ properties primarily located in collaborative Megacampus ecosystems in AAA life science innovation clusters, as well as the prudent management of our balance sheet. In particular, we seek to maximize balance sheet liquidity and flexibility, cash flows, and cash available for distribution to our stockholders by:

- Maintaining access to diverse sources of capital, which include, among others, net cash flows from operating activities after dividends, incremental leverage-neutral debt supported by growth in EBITDA, strategic value harvesting and asset recycling through real estate dispositions and sales of partial interests, non-real estate investment sales, sales of equity, and joint venture capital;
- Maintaining significant liquidity through borrowing capacity under our unsecured senior line of credit and commercial paper program, secured construction loans, marketable securities, issuances of forward equity contracts from time to time, and cash, cash equivalents, and restricted cash;
- Focusing on opportunities to improve our credit profile;
- Minimizing the amount of debt maturing in a single year;
- Maintaining commitment to long-term capital to fund growth;
- Maintaining low to modest leverage;
- Minimizing variable interest rate risk;
- Generating high-quality, strong, and increasing operating cash flows;
- Selectively selling real estate assets, including land parcels, non-core operating assets, and sales of partial interests, and reinvesting the proceeds into our development and redevelopment projects;
- Allocating capital to Class A/A+ properties located in collaborative Megacampus ecosystems in AAA life science innovation clusters;
- Maintaining geographic diversity in intellectual centers of innovation;
- Selectively acquiring high-quality life science space in our target innovation cluster submarkets at prices that enable us to realize attractive returns;
- Selectively developing properties in our target innovation cluster submarkets;
- Selectively redeveloping acquired office, warehouse, or shell space, or newly acquired properties, into high-quality, generic, and reusable laboratory space that can be leased at higher rental rates in our target innovation cluster submarkets;
- Renewing existing tenant space at higher rental rates to the extent possible;
- Minimizing tenant improvement costs;
- Improving investment returns through the leasing of vacant space and the replacing of existing tenants with new tenants at higher rental rates;
- Executing leases with high-quality tenants and proactively monitoring tenant health;
- Maintaining solid occupancy while attaining high rental rates;
- Realizing contractual rental rate escalations; and
- Implementing effective cost control measures, including negotiating pass-through provisions in tenant leases for operating expenses and certain capital expenditures.

**Competition**

In general, other laboratory and technology properties are located in close proximity to our properties. The amount of rentable space available in any market could have a material effect on our ability to rent space and on the rental rates we can achieve for our properties. In addition, we compete for investment opportunities with other REITs, insurance companies, pension and investment funds, private equity entities, partnerships, developers, investment companies, owners/occupants, and foreign investors. Many of these entities have substantially greater financial resources than we do and may be able to invest more than we can or accept more risk than we are willing to accept. These entities may be less sensitive to risks with respect to the creditworthiness of a tenant or the overall expected returns from real estate investments. In addition, as a result of their financial resources, our competitors may offer more free rent concessions, lower rental rates, or higher tenant improvement allowances in order to attract tenants. These leasing incentives could hinder our ability to maintain or raise rents and attract or retain tenants. Competition may also reduce the number of suitable investment opportunities available to us or may increase the bargaining power of property owners seeking to sell. Competition in acquiring existing properties and land, both from institutional capital sources and from other REITs, has been very strong over the past several years; however, we believe we have differentiated ourselves from our competitors. With our founding in 1994, Alexandria pioneered the life science real estate niche. Today, we are the preeminent and longest-tenured owner, operator, and developer of collaborative Megacampus ecosystems in AAA life science innovation cluster locations. We continue to maintain and cultivate many of the most important and strategic relationships in the life science industry.

**Segment information**

As of December 31, 2025, our operating segments consist of the following geographic markets: Greater Boston, San Francisco Bay Area, San Diego, Seattle, Maryland, Research Triangle, New York City, and Texas. Refer to Note 18 – "Segment information" to our consolidated financial statements in Item 15 in this annual report on Form 10-K for additional information.

**Regulation**

General

Properties in our markets are subject to various laws, ordinances, and regulations, including regulations relating to common areas. We believe we have the necessary permits and approvals to operate each of our properties.

Americans with Disabilities Act

Our properties must comply with Title III of the Americans with Disabilities Act of 1990 ("ADA") to the extent that such properties are "public accommodations" as defined by the ADA. The ADA may require removal of structural barriers to permit access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. We believe that our properties are in substantial compliance with the ADA and that we will not be required to incur substantial capital expenditures to address the requirements of the ADA. However, noncompliance with the ADA could result in the imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we continue to assess our properties and make alterations as appropriate in this respect.

Environmental matters

Under various environmental protection laws, a current or previous owner or operator of real estate may be liable for contamination resulting from the presence or discharge of hazardous or toxic substances at that property and may be required to investigate and remediate contamination located on or emanating from that property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of the contaminants, and the liability may be joint and several. Previous owners may have used some of our properties for industrial and other purposes, so those properties may contain some level of environmental contamination. The presence of contamination or the failure to remediate contamination at our properties may expose us to third-party liability or may materially adversely affect our ability to sell, lease, or develop the real estate or to borrow capital using the real estate as collateral.

State regulations, such as California's Connelly Act and Proposition 65, among others, require certain building owners and operators to disclose information on the presence of asbestos or other harmful substances. Some of our properties may have asbestos-containing building materials. Environmental laws require that asbestos-containing building materials be properly managed and maintained and may impose fines and penalties on building owners or operators for failure to comply with these requirements. These laws may also allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos-containing building materials.

In addition, some of our tenants handle hazardous substances and wastes as part of their routine operations at our properties. Environmental laws and regulations subject our tenants, and potentially us, to liability resulting from such activities. Environmental liabilities could also affect a tenant's ability to make rental payments to us. We require our tenants to comply with these environmental laws and regulations and to indemnify us against any related liabilities.

Independent environmental consultants have conducted Phase I or similar environmental site assessments on the properties in our portfolio. Site assessments are intended to discover and evaluate information regarding the environmental condition of the surveyed property and surrounding properties and do not generally include soil samplings, subsurface investigations, or an asbestos survey. To date, these assessments have not revealed any material environmental liability that we believe would have a material adverse effect on our business, assets, or results of operations, and ongoing expenditures to comply with existing environmental regulations are not expected to be material. Nevertheless, it is possible that the assessments on our properties have not revealed all environmental conditions, liabilities, or compliance concerns that may have arisen after the review was completed or may arise in the future; and future laws, ordinances, or regulations may also impose additional material environmental liabilities.

**Insurance**

With respect to our properties, we carry commercial general liability insurance, and all-risk property insurance, including business interruption and loss of rental income coverage. We select policy specifications and insured limits that we believe to be appropriate given the relative risk of loss and the cost of the coverage. In addition, we have obtained earthquake insurance for certain properties located in the vicinity of known active earthquake zones in an amount and with deductibles we believe are commercially reasonable. We also carry environmental insurance and title insurance policies on our properties. We generally obtain title insurance policies when we acquire a property, with each policy covering an amount equal to the initial purchase price of each property. Accordingly, any of our title insurance policies may be in an amount less than the current value of the related property. Additional information about risk factors that may affect us is included in "Item 1A. Risk factors" in this annual report on Form 10-K.

**Available information**

Copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, including any amendments to the foregoing reports, are available, free of charge, through our corporate website at www.are.com as soon as is reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The current charters of our Board of Directors' Audit, Compensation, and Nominating & Governance Committees, along with our Corporate Governance Guidelines and Business Integrity Policy and Procedures for Reporting Non-Compliance (the "Business Integrity Policy"), are also available on our corporate website. Additionally, any amendments to, and waivers of, our Business Integrity Policy that apply to our Chief Executive Officer or our Chief Financial Officer will be available free of charge on our corporate website in accordance with applicable SEC and NYSE requirements. Written requests should be sent to Alexandria Real Estate Equities, Inc., 26 North Euclid Avenue, Pasadena, California 91101, Attention: Investor Relations. The public may also download these materials from the SEC's website at www.sec.gov.

**Human capital**

As of December 31, 2025, we had 514 employees. We place a significant focus on building loyalty and trusted relationships across our workforce. We maintain a Business Integrity Policy that applies to all employees, and its receipt and review by each employee is documented and verified annually. To promote an exceptional corporate culture, Alexandria monitors employee satisfaction, actively seeks feedback, and strives to enhance our benefit offerings to meet the needs of our employees. We conduct annual performance reviews and hold regular meetings through our talent management team to gather insights and drive continuous improvements to the overall employee experience.

We recognize that the fundamental strength of Alexandria is driven by the contributions of each team member and that our future growth relies on their continued success. We make substantial efforts to hire, develop, and retain talented employees, and we have an exceptional track record of promoting highly qualified candidates from within the Company. Our executive and senior management teams, represented by 59 individuals at the senior vice president level and above, have an average of 24 years of real estate experience, including 13 years with Alexandria. Moreover, our executive management team alone averages 15 years of experience with the Company. Alexandria's executive and senior management teams have unique experience and expertise in creating, owning, and operating highly dynamic and collaborative Megacampus ecosystems in key life science cluster locations. These teams include regional market directors with leading reputations and long-standing relationships within the life science community in their respective markets. We believe that our expertise, experience, reputation, and key relationships in the real estate and life science industries provide Alexandria with significant competitive advantages in attracting new business opportunities.

Our ability to retain talent further supports our business continuity and leadership stability. From 2021 to 2025, our voluntary and total turnover rates averaged 4.6% and 9.3%, respectively, which are below the REIT industry averages of 12.0% and 17.0%, respectively, as reported in the 2025 Nareit Compensation & Benefits Survey (data for 2024).

***Offering robust benefits to support our employees' health and overall success***

We provide a robust benefits package intended to meet and exceed the needs of our employees and their families. Our company-sponsored benefits cover 100% of insurance premiums for both employees and their dependents and include a wide range of offerings, such as a high-coverage, low-deductible preferred provider organization ("PPO") medical plan, PPO dental and orthodontia coverage, a vision plan, a comprehensive prescription drug program, infertility and family planning benefits, short-term and long-term disability benefits, and life and accidental death and dismemberment coverage.

***Investing in professional development and training***

We provide meaningful opportunities for growth and development through a variety of learning opportunities, including development programs that leverage one-on-one support, social learning, instructor-led trainings, on-demand trainings and resources, and a highly utilized mentoring program. Development programs and trainings cover topics such as leadership development, project management, business writing, change management, interviewing, presentations, productivity, goal setting, delegation, communication, and feedback. Our mentoring program enables employees to partner with senior leaders throughout the organization for support and career guidance.

**ITEM 1A. RISK FACTORS**

**Overview**

The following risk factors may adversely affect our overall business, financial condition, results of operations, and cash flows; our ability to make distributions to our stockholders; our access to capital; or the market price of our common stock, as further described in each risk factor below. In addition to the information set forth in this annual report on Form 10-K, one should carefully review and consider the information contained in our other reports and periodic filings that we make with the SEC. Those risk factors could materially affect our overall business, financial condition, results of operations, and cash flows; our ability to make distributions to our stockholders; our access to capital; or the market price of our common stock. The risks that we describe in our public filings are not the only risks that we face. Additional risks and uncertainties not presently known to us, or that we currently consider immaterial, also may materially adversely affect our business, financial condition, and results of operations. Additional information regarding forward-looking statements is included in the beginning of Part I in this annual report on Form 10-K.

**Risk factors summary**

An investment in our securities involves various risks. Such risks, including those set forth in the summary of material risks in this Item 1A, should be carefully considered before purchasing our securities.

Risks related to operating factors

- We may be unable to identify and complete acquisitions, investments, or development or redevelopment projects or to successfully and profitably operate properties.
- We could default on our ground leases or be unable to renew or re-lease our land or space on favorable terms or at all. Our tenants may also be unable to pay us rent.
- The cost of maintaining and improving the quality of our properties may be higher than anticipated, and we may be unable to pass any increased operating costs through to our tenants, which can result in reduced cash flows and profitability.
- We could be held liable for environmental damages resulting from our tenants' use of hazardous materials, or from harmful mold, poor air quality, or other defects from our properties, or we could face increased costs in complying with other environmental laws.
- The loss of services of any of our senior officers or key employees and increased competition for skilled personnel could adversely affect us and/or increase our labor costs.
- We rely on a limited number of vendors to provide utilities and other services at our properties, and disruption in such services may have an adverse effect on our operations and financial condition.
- Our insurance policies may not adequately cover all of our potential losses, or we may incur costs due to the financial condition of our insurance carriers.
- We may change business policies without stockholder approval.
- Failure to maintain effective internal control over financial reporting could have a material adverse effect on our business.
- If we failed to qualify as a REIT, we would be taxed at corporate rates and would not be able to take certain deductions when computing our taxable income.
- We may not be able to raise sufficient capital to fund our operations due to adverse changes in our credit ratings, our inability to refinance our existing debt or issue new debt, or our inability to sell existing real estate and non-real estate assets timely or at optimal prices.
- We may invest or spend the net proceeds from our equity or debt offerings in ways with which our investors may not agree and in ways that may not earn a profit.
- Our debt service obligations may restrict our ability to engage in some business activities or cause other adverse effects on our business.
- We face risks and liabilities associated with our investments (including those in connection with short-term liquid investments) and the companies in which we invest (including properties owned through partnerships, limited liability companies, and joint ventures, as well as through our non-real estate venture investment portfolio), which expose us to risks similar to those of our tenant base and additional risks inherent in venture capital investing. We may be limited in our ability to diversify or monetize our investments.

Risks related to market and industry factors

- There are limits on ownership of our stock under which a stockholder may lose beneficial ownership of its shares, as well as certain provisions of our charter and bylaws that may delay or prevent transactions that otherwise may be desirable to our stockholders.
- Possible future sales of shares of our common stock could adversely affect its market price.
- We are dependent on the health of the life science industry, and changes within this industry, increased competition, or the inability of our tenants and non-real estate equity investments within this industry to obtain funding for research, development, and other operations may adversely impact their ability to make rental payments to us or adversely impact their value.

- Market disruption and volatility, poor economic conditions in the capital markets and global economy, including in connection with a widespread pandemic or outbreak of a highly infectious or contagious disease, and tight labor markets could adversely affect the value of the companies in which we hold equity investments or the ability of tenants and the companies in which we invest to continue operations, raise additional capital, or access capital from venture capital investors or financial institutions on favorable terms or at all.

<u>Risks related to government and global factors</u>

- Actions, policy, or key leadership changes in government agencies, or changes to laws or regulations, including those related to tax, accounting, debt, derivatives, government spending, or funding (including those related to the FDA, the NIH, the SEC, and other agencies), support of early stage research, FDA effectiveness, tariffs, and drug and healthcare pricing, costs, and programs could have a significant negative impact on the overall economy, our tenants and companies in which we invest, and our business.
- Partial or complete government shutdown resulting in temporary closures of agencies could adversely affect our tenants (some of which are also government agencies) and the companies in which we invest, including delays in the commercialization of such companies' products, decreased funding of research and development ("R&D"), or delays surrounding approval of budget proposals.
- The outbreak of any highly infectious or contagious disease could adversely impact our financial condition and results of operations, and/or that of our tenants and non-real estate investments.

<u>Risks related to general and other factors</u>

- Social, political, and economic instability, unrest, significant changes, and other circumstances beyond our control, including circumstances related to changes in the U.S. political landscape, could adversely affect our business operations.
- Seasonal weather conditions, climate change and severe weather, changes in the availability of transportation or labor, and other related factors may affect our ability to conduct business, the products and services of our tenants, or the availability of such products and services of our tenants and the companies in which we invest.
- We may be unable to meet our sustainability goals.
- Changes in privacy and information security laws, regulations, policies, and contractual obligations related to data privacy and security, or our failure to comply with such requirements, could subject us to fines or penalties or increase our cost of doing business, compliance risks, and potential liability and otherwise adversely affect our business or results of operations.
- System failures or security incidents through cyberattacks, intrusions, or other methods could disrupt our information technology networks, enterprise applications, and related systems, cause a loss of assets or data, give rise to remediation or other expenses, expose us to liability under federal and state laws, and subject us to litigation and investigations, which could result in substantial reputational damage and adversely affect our business and financial condition.
- The enactment of legislation, including the Inflation Reduction Act of 2022 ("IRA"), may adversely impact our financial condition and results of operations.

We attempt to mitigate the foregoing risks. However, if we are unable to effectively manage the impact of these and other risks, our ability to meet our investment objectives may be substantially impaired and any of the foregoing risks could materially adversely affect our financial condition, results of operations, and cash flows, our ability to make distributions to our stockholders, or the market price of our common stock.

**Operating factors**

***We may be unable to identify and complete acquisitions and successfully operate acquired properties.***

We continually evaluate the market of available properties and may acquire properties when opportunities exist. Our ability to acquire properties on favorable terms and successfully operate them may be exposed to significant risks, including, but not limited to, the following:

- We may be unable to acquire a desired property because of competition from other real estate investors with significant capital, including both publicly traded REITs and institutional funds.
- Even if we are able to acquire a desired property, competition from other potential acquirers may significantly increase the purchase price or result in other less favorable terms.
- Even if we enter into agreements for the acquisition of properties, these agreements are subject to customary conditions to closing, including completion of due diligence investigations to our satisfaction.
- We may be unable to complete an acquisition because we cannot obtain debt and/or equity financing on favorable terms or at all.
- We may spend more than budgeted amounts to make necessary improvements or renovations to acquired properties.
- We may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of operating properties or portfolios of properties, into our existing operations.
- Acquired properties may be subject to tax reassessment, which may result in higher-than-expected property tax payments.
- Market conditions may result in higher-than-expected vacancy rates and lower-than-expected rental rates.
- We may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities, such as liabilities for the remediation of undisclosed environmental contamination; claims by tenants, vendors, or other persons dealing with the former owners of the properties; and claims for indemnification by general partners, directors, officers, and others indemnified by the former owners of the properties.

The realization of any of the above risks could significantly and adversely affect our ability to meet our financial expectations, our financial condition, results of operations, and cash flows, our ability to make distributions to our stockholders, the market price of our common stock, and our ability to satisfy our debt service obligations.

***We may suffer economic harm as a result of making unsuccessful acquisitions in new markets.***

We may pursue selective acquisitions of properties in markets where we have not previously owned properties. These acquisitions may entail risks in addition to those we face in other acquisitions where we are familiar with the markets, such as the risk of not correctly anticipating conditions or trends in a new market and therefore not being able to generate profit from the acquired property. If this occurs, it could adversely affect our financial condition, results of operations, and cash flows, our ability to make distributions to our stockholders, our ability to satisfy our debt service obligations, and the market price of our common stock.

***The acquisition or development of new properties may give rise to difficulties in predicting revenue potential.***

We may continue to acquire additional properties and/or land and may seek to develop our existing land holdings strategically as warranted by market conditions. These acquisitions and developments could fail to perform in accordance with expectations. If we fail to accurately estimate occupancy levels, rental rates, lease commencement dates, operating costs, or costs of improvements to bring an acquired property or a development property up to the standards established for our intended market position, the performance of the property may be below expectations. Acquired properties may have characteristics or deficiencies affecting their valuation or revenue potential that we have not yet discovered. We cannot assure our stockholders that the performance of properties acquired or developed by us will increase or be maintained under our management.

***We may fail to achieve the financial results expected from development or redevelopment projects.***

There are significant risks associated with development and redevelopment projects, including, but not limited to, the following possibilities:

- We may not complete development or redevelopment projects on schedule or within budgeted amounts.
- We may be unable to lease development or redevelopment projects on schedule or within projected amounts.
- We may encounter project delays or cancellations due to unavailability of necessary labor and construction materials.
- We may expend funds on, and devote management's time to, development and redevelopment projects that we may not complete.
- We may abandon development or redevelopment projects after we begin to explore them, and as a result, we may lose deposits or fail to recover costs already incurred.
- Market and economic conditions may deteriorate, which can result in lower-than-expected rental rates.

- We may face higher operating costs than we anticipated for development or redevelopment projects, including insurance premiums, utilities, security, real estate taxes, and costs of complying with changes in government regulations or increases in tariffs.
- We may face higher requirements for capital improvements than we anticipated for development or redevelopment projects, particularly in older structures.
- We may be unable to proceed with development or redevelopment projects because we cannot obtain debt and/or equity financing on favorable terms or at all.
- We may fail to retain tenants that have pre-leased our development or redevelopment projects if we do not complete the construction of these properties in a timely manner or to the tenants' specifications.
- Tenants that have pre-leased our development or redevelopment projects may file for bankruptcy or become insolvent, or otherwise elect to terminate their lease prior to delivery, which may adversely affect the income produced by, and the value of, our properties or require us to change the scope of the project, which may potentially result in higher construction costs, significant project delays, or lower financial returns.
- We may encounter delays, refusals, unforeseen cost increases, and other impairments resulting from third-party litigation, natural disasters, or severe weather conditions.
- We may encounter delays or refusals in obtaining all necessary zoning, land use, building, occupancy, and other required government permits and authorizations.
- We may be unable to proceed with our development or redevelopment projects as anticipated due to changing zoning, land use, building, occupancy, or other government codes or regulations.
- Development or redevelopment projects may have defects we do not discover through our inspection processes, including latent defects that may not reveal themselves until many years after we put a property in service.

The realization of any of the above risks could significantly and adversely affect our ability to meet our financial expectations, our financial condition, results of operations, and cash flows, our ability to make distributions to our stockholders, the market price of our common stock, and our ability to satisfy our debt service obligations.

***We may face increased risks and costs associated with volatility in commodity and labor prices or as a result of supply chain or procurement disruptions, which may adversely affect the status of and returns on our construction projects.***

The price of commodities and skilled labor for our construction projects may increase unpredictably due to external factors, including, but not limited to, performance of third-party suppliers and contractors; overall market supply and demand; inflationary pricing; government regulation; international trade; and changes in general business, economic, or political conditions. As a result, the costs of raw construction materials and skilled labor required for the completion of our development and redevelopment projects may fluctuate significantly from time to time.

We rely on a number of third-party suppliers and contractors to supply raw materials and skilled labor for our construction projects. We believe we have favorable relationships with our suppliers and contractors. We have not encountered significant difficulty collaborating with our suppliers and contractors and obtaining materials and skilled labor, nor experienced significant delays due to disputes, work stoppages, or contractors' misconduct or failure to perform. While we do not rely on any single supplier or vendor for the majority of our materials and skilled labor, we may experience difficulties obtaining necessary materials from suppliers or vendors whose supply chains might become impacted by economic or political changes, or difficulties obtaining adequate skilled labor from third-party contractors in a tightening labor market. It is uncertain whether we would be able to source the essential commodities, supplies, materials, and skilled labor timely or at all without incurring significant costs or delays, particularly during times of economic uncertainty resulting from events outside of our control. We may be forced to purchase supplies and materials in larger quantities or in advance of when we would typically purchase them. This may cause us to require use of capital sooner than anticipated. Alternatively, we may also be forced to seek new third-party suppliers or contractors, whom we have not worked with in the past, and it is uncertain whether these new suppliers will be able to adequately meet our materials or labor needs. Our dependence on unfamiliar supply chains or relatively small supply partners may adversely affect the cost and timely completion of our construction projects. In addition, we may be unable to compete with entities that may have more favorable relationships with their suppliers and contractors or greater access to the required construction materials and skilled labor.

In addition, new climate change-related initiatives entered into by the U.S. government in collaboration with partner countries through global climate agreements may impose stricter requirements for building materials, such as lumber, steel, and concrete, which could significantly increase our construction costs if the manufacturers and suppliers of our materials are burdened with expensive cap-and-trade or similar regulations or requirements, and the costs of which are passed onto customers like us. As a result of the factors discussed above, we may be unable to complete our development or redevelopment projects timely and/or within our budget, which may affect our ability to lease space to potential tenants and adversely affect our business, financial condition, and results of operations.

***If we fail to identify and develop relationships with a sufficient number of qualified suppliers and contractors, the quality and status of our construction projects may be adversely affected.***

We believe we have favorable relationships with our existing suppliers and contractors, and we generally have not encountered difficulty collaborating with and obtaining materials and skilled labor, nor experienced significant delays or increases in overall project costs due to disputes, work stoppages, or contractors' misconduct or failure to perform. However, it is possible we may experience these events in the future, or our existing suppliers and contractors may encounter supply chain disruptions from time to time that hinder their ability to supply necessary materials and labor to us. As a result, we may be forced to seek new resources for our construction needs. We may become reliant on unfamiliar supply chains or relatively small supply partners, which may cause uncertainty in the quality, cost, and timely completion of our construction projects.

Our ability to continue to identify and develop relationships with a sufficient network of qualified suppliers who can adequately meet our construction timing and quality standards can be a significant challenge, particularly in the event of global supply chain disruptions. If we fail to identify and develop relationships with a sufficient number of suppliers and contractors who can appropriately address our construction needs, we may experience disruptions in our suppliers' logistics or supply chain networks or information technology systems, and other factors beyond our or our suppliers' control. If we are unable to access materials and labor to complete our construction projects within our expected budgets and meet our tenants' demands and expectations in a timely and efficient manner, our results of operations, cash flows, and reputation may be adversely impacted.

***Our tenants may face increased risks and costs associated with volatility in commodity and labor prices or the prices or availability of specialized materials or equipment, or as a result of supply chain or procurement disruptions of such items, which may adversely affect their businesses or financial condition.***

Our tenants are generally subject to the same generalized risks of commodity and labor price increases and supply chain or procurement as we and many other companies are. A number of our tenants, however, are also involved in highly specialized research or manufacturing activities that may require unique or custom chemical or biologic materials or sophisticated specialty equipment that is not widely available and therefore may be particularly susceptible to supply chain disruption. In addition, these tenants may have complex supply chains due to their specialized activities that are subject to stringent government regulations, which may further hinder their access to necessary materials and equipment. While we are not aware of such issues materially affecting our tenants to date, it is possible that these issues may affect our tenants adversely in the future.

***We could default on leases for land on which some of our properties are located or held for future development.***

If we default under the terms of a ground lease obligation, we may lose the ownership rights to the property subject to the lease. Prior to the expiration of a ground lease and all of its options, we may not be able to renegotiate a new lease on favorable terms, if at all. The loss of the ownership rights to these properties or an increase in rental expense could have a material adverse effect on our financial condition, results of operations, and cash flows, and our ability to satisfy our debt service obligations and make distributions to our stockholders, as well as the market price of our common stock. Refer to "Ground lease obligations" under "Item 7. Management's discussion and analysis of financial condition and results of operations" in this annual report on Form 10-K for additional information on our ground lease obligations.

***We may not be able to operate properties successfully and profitably.***

Our success depends in large part upon our ability to operate our properties successfully. If we are unable to do so, our business could be adversely affected. The ownership and operation of real estate is subject to many risks that may adversely affect our business and our ability to make payments to our stockholders, including, but not limited to, the following risks:

- Our properties may not perform as we expect.
- We may have to lease space at rates below our expectations.
- We may not be able to obtain financing on acceptable terms.
- We may not be able to acquire or sell properties when desired or needed due to the illiquid nature of real estate assets.
- We may underestimate the cost of improvements required to maintain or improve space to meet standards established for the market position intended for that property.
- We may not be able to complete improvements required to maintain or improve space due to unanticipated delays, significant cost increases by our vendors, or cancellation of construction resulting from shortages in the supply of necessary construction materials.

The realization of any of the above risks could significantly and adversely affect our ability to meet our financial expectations, our financial condition, results of operations, and cash flows, our ability to make distributions to our stockholders, the market price of our common stock, and our ability to satisfy our debt service obligations.

***We may experience increased operating costs, which may reduce profitability to the extent that we are unable to pass those costs through to our tenants.***

Our properties are subject to increases in operating expenses, including insurance, property taxes, utilities, administrative costs, and other costs associated with security, landscaping, and repairs and maintenance of our properties. As of December 31, 2025, approximately 92% of our leases (on an annual rental revenue basis) were triple net leases, which require tenants to pay substantially all real estate and other rent-related taxes, insurance, utilities, security, common area expenses, and other operating expenses (including increases thereto) in addition to base rent.

Our operating expenses may increase as a result of tax reassessments that our properties are subject to on a regular basis (annually, triennially, etc.), which may result in increases in property taxes as property values increase over time. In California, however, pursuant to the existing state law commonly referred to as Proposition 13, properties are generally reassessed to market value at the time of change in ownership or completion of construction; thereafter, annual property reassessments are limited to 2% of previously assessed values. As a result, Proposition 13 generally results in significant below-market assessed values over time. From time to time, lawmakers and political coalitions initiate efforts to repeal or amend Proposition 13 to eliminate its application to commercial and industrial properties, which, if successful, may prohibit or limit the passing of increased property tax assessments onto tenants.

Our triple net leases allow us to pass through, among other costs, substantially all real estate and rent-related taxes to our tenants in the form of tenant recoveries. Consequently, as a result of our triple net leases, we do not expect potential increases on property taxes as a result of tax reassessments to significantly impact our operating results. We cannot be certain, however, that we will be able to continue to negotiate pass-through provisions related to taxes in tenant leases in the future, or that higher pass-through expenses will not lead to lower base rents in the long run as a result of tenants' not being able to absorb higher overall occupancy costs. Thus, the repeal of or amendment to Proposition 13 could lead to a decrease in our income from rentals over time. If our operating expenses increase without a corresponding increase in revenues, our profitability could diminish. In addition, we cannot be certain that increased costs will not lead our current or prospective tenants to seek space outside of the state of California, which could significantly hinder our ability to increase our rents or to maintain existing occupancy levels. The repeal of or amendment to Proposition 13 in California may significantly increase occupancy costs for some of our tenants and may adversely impact their financial condition, ability to make rental payments, and ability to renew lease agreements, which in turn could adversely affect our financial condition, results of operations, and cash flows and our ability to make distributions to our stockholders.

In addition, compliance with various laws passed in California and other states in which we conduct business may result in cost increases due to new constraints on our business and the effects of potential non-compliance by us or third-party service providers. Any changes in connection with compliance could be time consuming and expensive, while failure to timely implement required changes could subject us to liability for non-compliance, any of which could adversely affect our business, operating results, and financial condition.

***Most of our costs, such as operating and general and administrative expenses, interest expense, and real estate acquisition and construction costs, are subject to inflation.***

As of December 31, 2025, approximately 97% of our leases (on an annual rental revenue basis) contained effective annual rent escalations approximating 3% that were either fixed or indexed based on the CPI or another index. We have long-term lease agreements with our tenants, of which 3%–12% (based on occupied RSF) expire each year. We believe that these annual lease expirations allow us to reset these leases to market rents upon renewal or re-leasing and that annual rent escalations within our long-term leases are generally sufficient to offset the effect of inflation on non-recoverable costs, such as general and administrative and interest expenses. However, during inflationary periods in which the inflation rate exceeds the annual rent escalation percentages within our lease contracts, these rate escalations or the resetting of rents from our renewal and re-leasing activities may not adequately offset the impact of inflation.

Our operating expenses are incurred in connection with, among others, property-related contracted services such as janitorial and engineering services, utilities, security, repairs and maintenance, and insurance. Property taxes are also impacted by inflationary changes as taxes are regularly reassessed based on changes in the fair value of our properties located outside of California. As discussed previously, in California, property taxes are not reassessed based on changes in the fair value of the underlying real estate asset but are instead limited to a maximum 2% annual increase by law.

Our operating expenses, with the exception of ground lease rental expenses, are typically recoverable through our lease arrangements, which allow us to pass through substantially all expenses associated with property taxes, insurance, utilities, security, repairs and maintenance, and other operating expenses (including increases thereto) to our tenants. As of December 31, 2025, approximately 92% of our existing leases (on an annual rental revenue basis) were triple net leases, which allow us to recover operating expenses, and approximately 92% of our existing leases (on an annual rental revenue basis) also provided for the recapture of capital expenditures. Our remaining leases are generally gross leases, which provide for recoveries of operating expenses above the operating expenses from the initial year within each lease.

Due to our ability to largely recover increases in operating expenses from our triple net leases, inflation typically does not have a significant adverse effect on our net operating income, results of operations, and operating cash flows at the property level. However, there is no guarantee that our tenants would be able to absorb these expense increases and to continue to pay us their portion of operating expenses, capital expenditures, and rent, or to be able to continue operating their businesses or conducting research and development activities altogether. Alternatively, our tenants may decide to relocate to areas with lower rent and operating expenses where we may not currently own properties, and, as a result, our tenants may cease leasing properties from us.

Our general and administrative expenses consist primarily of compensation costs, technology services, and professional service fees. Annually, our employee compensation is adjusted to reflect merit increases; however, to maintain our ability to successfully retain and compete for the best talent, especially in a talent shortage environment, rising inflation rates may require us to provide compensation increases beyond historical annual merit increases, which may unexpectedly and/or significantly increase our compensation costs. Similarly, technology services and professional service fees are also subject to the impact of inflation and generally increase proportionately with increasing market prices for such services. Consequently, inflation may increase our general and administrative expenses over time.

During inflationary periods, interest rates have historically increased. For instance, to control the rate of inflation, the Board of Governors of the Federal Reserve System (the "U.S. Federal Reserve") raised its benchmark federal funds rate from nearly zero in March 2022 to a range between 3.50% and 3.75% as of December 31, 2025. Interest rates at elevated levels could increase our financing costs over time, either through near-term borrowings on our variable-rate unsecured senior line of credit and commercial paper program, refinancing of our existing borrowings, or the issuance of new debt. In addition, elevated market interest rates may result in a decrease in the value of our real estate and could also adversely affect the securities markets in general, which could impact the market price of our common stock without regard to our operating performance. Any such unfavorable changes to our borrowing costs and stock price could significantly impact our ability to raise new debt and equity capital going forward.

Additionally, inflationary pricing may increase the construction costs necessary to complete our development and redevelopment projects, including, but not limited to, costs of construction materials, labor, and services from third-party contractors and suppliers. These pressures are expected to intensify in 2026 due to tariff-driven material-cost volatility. Certain increases in the costs of construction materials, however, can often be managed in our development and redevelopment projects through either (i) general budget contingencies built into our overall construction costs estimates for each of our projects or (ii) guaranteed maximum price construction contracts, which stipulate a maximum price for certain construction costs and shift inflation risk to our construction general contractors. However, it is not guaranteed that our budget contingencies would accurately account for potential construction cost increases. Nor is it guaranteed that our general contractors would be able to absorb such increases in costs and complete our construction projects timely, within budget, or at all.

We rely on a number of third-party suppliers and contractors to supply raw materials, skilled labor, and services for our construction projects. We have not encountered significant difficulty collaborating with these third-party suppliers and contractors and obtaining materials and skilled labor, nor experienced significant delays or increases in overall project costs due to the factors discussed above. While we do not rely on any single supplier or vendor for the majority of our materials and skilled labor, we may experience difficulties obtaining necessary materials from suppliers or vendors whose supply chains might become impacted by economic or political changes, outmoded technology, aging infrastructure, shortages of shipping containers and/or means of transportation, or difficulties obtaining adequate skilled labor from third-party contractors. It is uncertain whether we would be able to continue to source the essential commodities, supplies, materials, and skilled labor timely or at all without incurring significant costs or delays, particularly during times of economic uncertainty resulting from events outside of our control. Higher construction costs could adversely impact our net investments in real estate and expected yields on our development and redevelopment projects, which may make otherwise lucrative investment opportunities less profitable to us.

Historically, during periods of increasing interest rates, real estate valuations have generally decreased as a result of rising capitalization rates which tend to move directionally with interest rates. Consequently, prolonged periods of higher interest rates may negatively impact the valuation of our real estate asset portfolio and lead to higher cost of capital and/or lower sales proceeds from future real estate dispositions.

The realization of any of the aforementioned risks could adversely affect our financial condition, results of operations, and cash flows, our stock price and market capitalization, as well as our ability to pay dividends.

***The cost of maintaining the quality of our properties may be higher than anticipated, which can result in reduced cash flows and profitability.***

If our properties are not as attractive to current and prospective tenants in terms of rent, services, condition, or location as properties owned by our competitors, we could lose tenants or suffer lower rental rates. As a result, we may, from time to time, be required to make significant capital expenditures to maintain the competitiveness of our properties. However, there can be no assurances that any such expenditures would result in higher occupancy or higher rental rates or deter existing tenants from relocating to properties owned by our competitors.

***Our inability to renew leases or re-lease space on favorable terms as leases expire may significantly affect our business.***

Our revenues are derived primarily from rental payments and reimbursement of operating expenses under our leases. If our tenants experience a downturn in their business or other types of financial distress, they may be unable to make timely payments under their leases. In addition, because of the impact to the business environment due to civil unrest, high cost of living, taxes, and other increased region-specific costs of doing business in certain of our markets and submarkets, such as those located in the states of California and Washington, tenants may choose not to renew or re-lease space. Also, if our tenants terminate early or decide not to renew their leases, we may not be able to re-lease the space. Even if tenants decide to renew or lease space, the terms of renewals or new leases, including the cost of any tenant improvements, concessions, and lease commissions, may be less favorable to us than current lease terms. Consequently, we could generate less cash flows from the affected properties than expected, which could negatively impact our business. We may have to divert cash flows generated by other properties to meet our debt service payments, if any, or to pay other expenses related to owning the affected properties.

***The inability of a tenant to pay us rent could adversely affect our business.***

Our revenues are derived primarily from rental payments and reimbursement of operating expenses under our leases. If our tenants, especially significant tenants, fail to make rental payments under their leases, our financial condition, cash flows, and ability to make distributions to our stockholders could be adversely affected. Additionally, the inability of the U.S. Congress to enact a budget for a fiscal year or the occurrence of partial or complete U.S. government shutdowns may result in financial difficulties for tenants that are dependent on federal funding, which could adversely affect the ability of those tenants to pay us rent.

The bankruptcy or insolvency of a major tenant may also adversely affect the income produced by a property. If any of our tenants becomes a debtor in a case under the U.S. Bankruptcy Code, as amended, we cannot evict that tenant solely because of its bankruptcy. The bankruptcy court may authorize the tenant to reject and terminate its lease with us. Our claim against such a tenant for uncollectible future rent would be subject to a statutory limitation that might be substantially less than the remaining rent actually owed to us under the tenant's lease. Any shortfall in rental payments could adversely affect our cash flows and our ability to make distributions to our stockholders.

***We could be held liable for damages resulting from our tenants' use of hazardous materials.***

Many of our tenants engage in research and development activities that involve controlled use of hazardous materials, chemicals, and biologic and radioactive compounds. In the event of contamination or injury from the use of these hazardous materials, we could be held liable for damages that result. This liability could exceed our resources and any recovery available through any applicable insurance coverage, which could adversely affect our ability to make distributions to our stockholders.

Together with our tenants, we must comply with federal, state, and local laws and regulations governing the use, manufacture, storage, handling, and disposal of hazardous materials and waste products. Failure to comply with these laws and regulations, or changes thereto, could adversely affect our business or our tenants' businesses and their ability to make rental payments to us.

***Our properties may have defects that are unknown to us.***

Although we thoroughly review the physical condition of our properties before they are acquired, and as they are developed or redeveloped, any of our properties may have characteristics or deficiencies unknown to us that could adversely affect the property's value or revenue potential.

***Our properties may contain or develop harmful mold or suffer from other air quality issues, which could lead to liability for adverse health effects and costs to remedy the problem.***

When excessive moisture accumulates in buildings or on building materials, mold may grow, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses, and bacteria. Indoor exposure to airborne toxins or irritants above certain levels may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants, and others if property damage or health concerns arise.

***We may not be able to obtain additional capital to further our business objectives.***

Our ability to acquire, develop, or redevelop properties depends upon our ability to obtain capital. The real estate industry has historically experienced periods of volatile debt and equity capital markets and/or periods of extreme illiquidity. A prolonged period in which we cannot effectively access the public debt and/or equity markets may result in heavier reliance on alternative financing sources such as dispositions and partial interest sales to undertake new investments. An inability to obtain debt and/or equity capital on acceptable terms could delay or prevent us from acquiring, financing, and completing desirable investments and could otherwise adversely affect our business. Also, the issuance of additional shares of capital stock or interests in subsidiaries to fund future operations could dilute the ownership of our then-existing stockholders. Even as liquidity returns to the market, debt and equity capital may be more expensive than in prior years.

***We may not be able to sell our properties quickly to raise capital.***

Investments in real estate are relatively illiquid compared to other investments. Accordingly, we may not be able to sell our properties when we desire or at prices acceptable to us in response to changes in macroeconomic or other conditions. In addition, certain of our properties have low tax bases relative to their estimated current market values. As such, the sale of these assets would generate significant taxable gains that may increase our REIT distribution requirement unless we sold such properties in a qualifying tax-deferred exchange under Section 1031 ("Section 1031 Exchange") of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), or in a similar tax-free or tax-deferred transaction or applied an offsetting tax deduction. For a sale to qualify for tax-deferred treatment under Section 1031, net proceeds from the sale of a property must be held by a third-party escrow agent until applied toward the purchase of a qualifying real estate asset. It is possible we may encounter delays in reinvesting such proceeds, or we may be unable to reinvest such proceeds at all, due to an inability to procure qualifying real estate. Any delay or limitation in using the reinvestment proceeds to acquire additional real estate assets may cause the reinvestment proceeds to become taxable to us. Furthermore, if current laws applicable to such tax-deferred transactions are later amended or repealed, we may no longer be able to sell properties on a tax-deferred basis, which may adversely affect our results of operations and cash flows.

In addition, the Internal Revenue Code limits our ability to sell properties held for less than two years. These limitations on our ability to sell our properties may adversely affect our cash flows, our ability to repay debt, and our ability to make distributions to our stockholders.

***Adverse changes in our credit ratings could negatively affect our financing ability.***

Our credit ratings may affect the amount of capital we can access, as well as the terms and pricing of any debt we may incur. There can be no assurance that we will be able to maintain and/or improve our current credit ratings. In the event that our current credit ratings are downgraded or removed, we would most likely incur higher borrowing costs and experience greater difficulty in obtaining additional financing, which in turn would have a material adverse impact on our financial condition, results of operations, cash flows, and liquidity.

***We may not be able to refinance our debt, and/or our debt may not be assumable.***

The real estate industry may require more funds to refinance debt maturities than are available from lenders. This potential shortage of available funds from lenders and stricter credit underwriting guidelines may limit our ability to refinance our debt as it matures or may adversely affect our financial condition, results of operations, and cash flows, our ability to make distributions to our stockholders, and the market price of our common stock.

***We may not be able to borrow additional amounts through the issuance of unsecured bonds or under our unsecured senior line of credit or commercial paper program.***

There is no assurance that we will be able to continue to access the unsecured bond market on favorable terms. Our ability to borrow additional amounts through the issuance of unsecured bonds may be negatively impacted by periods of illiquidity in the bond market. Aggregate borrowings under our unsecured senior line of credit require compliance with certain financial and non-financial covenants.

Borrowings under our unsecured senior line of credit are funded by a group of banks. Our ability to borrow additional amounts under our unsecured senior line of credit and commercial paper program may be negatively impacted by a decrease in cash flows from our properties, a default or cross-default under our unsecured senior line of credit and commercial paper program, non-compliance with one or more loan covenants associated with our unsecured senior line of credit, and non-performance or failure of one or more lenders under our unsecured senior line of credit. In addition, we may not be able to refinance or repay outstanding borrowings on our unsecured senior line of credit or commercial paper program.

Our inability to borrow additional amounts on an unsecured basis could delay us in or prevent us from acquiring, financing, and completing desirable investments, which could adversely affect our business; and our inability to refinance or repay amounts under our unsecured senior line of credit or commercial paper program may adversely affect our cash flows, ability to make distributions to our stockholders, financial condition, and results of operations.

***Our unsecured senior line of credit restricts our ability to engage in certain business activities.***

Our unsecured senior line of credit contains customary negative covenants and other financial and operating covenants that, among other things:

- Restrict our ability to incur additional indebtedness;
- Restrict our ability to make certain investments;
- Restrict our ability to merge with another company;
- Restrict our ability to make distributions to our stockholders;
- Require us to maintain financial coverage ratios; and
- Require us to maintain a pool of qualified unencumbered assets.

Complying with these restrictions may prevent us from engaging in certain profitable activities and/or constrain our ability to effectively allocate capital. Failure to comply with these restrictions may result in our defaulting on these and other loans, which would likely have a negative impact on our operations, financial condition, and ability to make distributions to our stockholders.

***Our debt service obligations may have adverse consequences on our business operations.***

We use debt to finance our operations, including the acquisition, development, and redevelopment of properties. Our use of debt may have adverse consequences, including, but not limited to, the following:

- Our cash flows from operations may not be sufficient to meet required payments of principal and interest.
- We may be forced to dispose of one or more of our properties, possibly on disadvantageous terms, to make payments on our debt.
- If we default on our secured debt obligations, the lenders or mortgagees may foreclose on our properties that secure those loans.
- A foreclosure on one of our properties could create taxable income without any accompanying cash proceeds to pay the tax.
- A default under a loan that has cross-default provisions may cause us to automatically default on another loan.
- We may not be able to refinance or extend our existing debt.
- The terms of any refinancing or extension may not be as favorable as the terms of our existing debt.
- We may be subject to a significant increase in the variable interest rates on our unsecured senior line of credit, secured construction loan, or commercial paper program, which could adversely impact our cash flows and operations.
- The terms of our debt obligations may require a reduction in our distributions to stockholders.

***If our expenses exceed our revenues, we may have to borrow additional funds, and we may not be able to make distributions to our stockholders.***

If our properties do not generate revenues sufficient to cover our operating expenses, including our debt service obligations and capital expenditures, we may have to borrow additional amounts to cover fixed costs and cash flow needs. This could adversely affect our ability to make distributions to our stockholders. Factors that could adversely affect the revenues we generate from, and the values of, our properties include, but are not limited to:

- National, local, and worldwide economic and political conditions;
- Competition from other properties;
- Changes in the life science industry;
- Real estate conditions in our target markets;
- Our ability to collect rental payments;
- The availability of financing;
- Changes to the financial and banking industries;
- Changes in interest rate levels;
- Vacancies at our properties and our ability to re-lease space;
- Changes in tax or other regulatory laws;
- The costs of compliance with government regulation;
- The lack of liquidity of real estate investments;
- Increases in operating costs; and
- Increases in costs to address environmental impacts related to climate change or natural disasters.

In addition, if a lease at a property is not a triple net lease, we will have greater exposure to increases in expenses associated with operating that property. Certain significant expenditures, such as mortgage payments, real estate taxes, insurance, and maintenance costs, are generally fixed and do not decrease when revenues at the related property decrease.

***If we fail to effectively manage our debt obligations, we could become highly leveraged, and our debt service obligations could increase to unsustainable levels.***

Our organizational documents do not limit the amount of debt that we may incur. Therefore, if we fail to prudently manage our capital structure, we could become highly leveraged. This would result in an increase in our debt service obligations that could adversely affect our cash flows and our ability to make distributions to our stockholders. Higher leverage could also increase the risk of default on our debt obligations or may result in downgrades to our credit ratings.

***The market price and volatility of our common stock may be adversely affected by our financial performance, our ability to meet market expectations, and a wide range of external factors outside of our control.***

Our actual financial results may differ materially from expectations and/or the guidance we provide. Failure to meet market expectations, including with respect to earnings estimates, funds from operations per share, operating cash flows, and revenues, or the occurrence of a wide range of operational and external factors beyond our control, including, but not limited to, those provided below, has adversely affected, and may in the future adversely affect the market price and volatility of our common stock:

- The status of the economy;
- Fluctuations due to general market volatility;
- The condition of the financial and banking industries, disruptions in the banking sector, or failures of financial institutions that we or our tenants may or may not have business relationships with;
- The availability and cost of debt and/or equity capital and changes in financing terms available to us;
- Our ability to execute planned asset dispositions at our targeted pricing levels and to effectively reinvest the resulting proceeds in a manner that supports our strategic and financial objectives;
- Adverse market reaction to any additional debt we incur or equity we raise in the future;
- General stock and bond market conditions, including changes in interest rates on fixed-income securities, that may lead prospective stockholders to demand a higher annual yield from future dividends;
- Actual or anticipated capital requirements;
- The amount and timing of debt maturities and other contractual obligations;
- The condition of our balance sheet;
- Actual or anticipated variations in our quarterly or annual operating results, dividends, net income, funds from operations, or guidance;
- Actual or anticipated changes in rental rates, leasing activity, occupancy levels, or real estate valuations;
- Our ability to re-lease space at similar rates as leases expire;
- Our ability to successfully complete developments or redevelopments of properties for lease on time and/or within budget;
- Our ability to procure third-party suppliers or providers of necessary construction materials for our developments and redevelopments of properties;
- Unanticipated difficulties and/or expenditures relating to future acquisitions;
- Changes in our analyst ratings;
- Changes in our corporate credit ratings or credit ratings of our debt or other securities;
- Additions, departures, or other announcements regarding our key management personnel and/or the Board of Directors;
- Changes in market valuations of similar companies;
- The publication of research reports and articles (or false or misleading information) about us, our tenants, the real estate industry, or the life science industry;
- The general reputation of REITs and the attractiveness of their equity securities in comparison to other debt or equity securities (including securities issued by other real estate-based companies);
- Actions by institutional stockholders;
- Speculation in the press or investment community;
- Short selling of our common stock or related derivative securities;
- The publication or dissemination of opinions, characterizations, or disinformation that are intended to create negative market momentum, including through the use of social media;
- Risks associated with generative artificial intelligence tools and large language models and the conclusions that these tools and models may draw about our business and prospects in connection with the dissemination of negative opinions, characterizations, or disinformation;
- Government regulatory action and changes in tax laws;
- Fiscal policies or inaction at the U.S. federal government level that may lead to federal government shutdowns or negative impacts on the U.S. economy;
- Negative developments in the operating results or financial condition of tenants, including, but not limited to, their ability to pay rent;
- Regulatory approval and market acceptance of the products and technologies of tenants;

- Liability or contract claims by or against tenants;
- Environmental laws affecting our properties;
- Changes in rules or practices governing our financial reporting;
- Other legal and operational matters, including REIT qualification and key management personnel recruitment and retention;
- Global market factors adversely affecting the U.S. economic and political environment;
- Terrorist activity adversely affecting the markets in which our securities trade, possibly increasing market volatility and causing the further erosion of business and consumer confidence and spending; and
- The realization of any of the other risk factors included in this annual report on Form 10-K.

Any of these factors may adversely affect the market price and volatility of our common stock.

***Possible future sales of shares of our common stock could adversely affect its market price.***

We cannot predict the effect, if any, of future sales of shares of our common stock or the market price of our common stock. Sales of substantial amounts of capital stock, or the perception that such sales may occur, could adversely affect the prevailing market price for our common stock. Refer to "Other sources" under "Item 7. Management's discussion and analysis of financial condition and results of operations" in this annual report on Form 10-K.

We have reserved a number of shares of common stock for issuance to our directors, officers, and employees pursuant to our Amended and Restated 1997 Stock Award and Incentive Plan (sometimes referred to herein as our "equity incentive plan"). We have filed a registration statement with respect to the issuance of shares of our common stock pursuant to grants under our equity incentive plan. In addition, any shares issued under our equity incentive plan will be available for sale in the public market from time to time without restriction by persons who are not our "affiliates" (as defined in Rule 144 adopted under the Securities Act of 1933, as amended). Affiliates will be able to sell shares of our common stock subject to restrictions under Rule 144.

***Our distributions to stockholders may decline at any time.***

Our Board of Directors determines future distributions based on a number of factors, including, but not limited to:

- The amount of net cash provided by operating activities available for distribution;
- Our financial condition and capital requirements;
- Any decision to reinvest funds rather than to distribute such funds;
- Our capital expenditures;
- The annual distribution requirements under the REIT provisions of the Internal Revenue Code;
- Restrictions under Maryland law; and
- Other factors our Board of Directors deems relevant.

On December 3, 2025, our Board of Directors declared a quarterly cash dividend of $0.72 per common share for the fourth quarter of 2025, representing a $0.60, or 45%, reduction from the dividend declared for the third quarter of 2025. Our Board of Directors may reduce or suspend our quarterly dividends in the future. Any further reduction in distributions to stockholders may further negatively impact our stock price.

***Distributions on our common stock may be made in the form of cash, stock, or a combination of both.***

As a REIT, we are required to distribute at least 90% of our taxable income to our stockholders. Typically, we generate cash for distributions through our operations, the disposition of assets, including partial interest sales, or the incurrence of additional debt. Our Board of Directors may determine in the future to pay dividends on our common stock in cash, in shares of our common stock, or in a combination of cash and shares of our common stock. For example, we may declare dividends payable in cash or stock at the election of each stockholder, subject to a limit on the aggregate cash that could be paid. Any such dividends would be distributed in a manner intended to count in full toward the satisfaction of our annual distribution requirements and to qualify for the dividends paid deduction. While the IRS privately has ruled that such a dividend would so qualify if certain requirements are met, no assurances can be provided that the IRS would not assert a contrary position in the future. Moreover, a reduction in the cash yield on our common stock may negatively impact our stock price.

***We have certain ownership interests outside the U.S. that may subject us to risks different from or greater than those associated with our domestic operations.***

We have a small portfolio of operating properties in Canada. Activities outside the U.S. involve risks that are different from those we face with respect to our domestic properties and operations. These risks include, but are not limited to:

- Adverse effects of changes in exchange rates for foreign currencies;

- Challenges and/or taxation with respect to the repatriation of foreign earnings or repatriation of proceeds from the sale of our foreign investments;
- Changes in foreign political, regulatory, and economic conditions, including nationally, regionally, and locally;
- Challenges in managing international operations;
- Challenges in hiring or retaining key management personnel;
- Challenges of complying with a wide variety of foreign laws and regulations, including those relating to real estate, corporate governance, operations, taxes, employment, data privacy and security, and legal proceedings;
- Differences in lending practices;
- Differences in languages, cultures, and time zones;
- Changes in applicable laws and regulations in the U.S. that affect foreign operations;
- Challenges in managing foreign relations and trade disputes that adversely affect U.S. and foreign operations;
- Partial or complete U.S. federal government shutdowns, trade disagreements with other countries, or uncertainties that could affect business transactions within the U.S. and with foreign entities;
- Changes in tax and local regulations with potentially adverse tax consequences and penalties; and
- Foreign ownership and transfer restrictions.

In addition, our foreign investments are subject to taxation in foreign jurisdictions based on local tax laws and regulations and on existing international tax treaties. We invest in foreign markets under the assumption that our future earnings there will be taxed at the current prevailing income tax rates. There are no guarantees that foreign governments will continue to honor existing tax treaties we have relied upon for our foreign investments or that the current income tax rates in those markets will not increase significantly, thus impacting our ability to repatriate our foreign investments and related earnings. Moreover, any international currency gain recognized with respect to changes in exchange rates may not qualify under gross income tests that we must satisfy annually in order to qualify and maintain our status as a REIT.

Investments in international markets may also subject us to risks associated with establishing effective controls and procedures to regulate the operations in foreign locations and to monitor compliance with U.S. laws and regulations, including the Foreign Corrupt Practices Act and similar foreign laws and regulations. The Foreign Corrupt Practices Act and similar applicable anti-corruption laws prohibit individuals and entities from offering, promising, authorizing, or providing payments or anything of value, directly or indirectly, to government officials in order to obtain, retain, or direct business. Failure to comply with these laws could subject us to civil and criminal penalties that could materially adversely affect our results of operations or the value of our international investments. In addition, if we fail to effectively manage our international operations, our overall financial condition, results of operations, and cash flows, and the market price of our common stock could be adversely affected.

Furthermore, we may in the future enter into agreements with foreign entities that are governed by the laws of, and are subject to dispute resolution rules of, another country or region. In some cases, such a country or region might not have a forum that provides us an effective or efficient means for resolving disputes that may arise under these agreements.

***We are subject to risks and liabilities in connection with properties owned through partnerships, limited liability companies, and joint ventures.***

Our organizational documents do not limit the amount of funds that we may invest in non-wholly owned partnerships, limited liability companies, or joint ventures. Partnership, limited liability company, or joint venture investments involve certain risks, including, but not limited to, the following:

- Upon bankruptcy of non-wholly owned partnerships, limited liability companies, or joint venture entities, we may become liable for the liabilities of the partnership, limited liability company, or joint venture;
- We may share certain approval rights over major decisions with third parties;
- Our partners may file for bankruptcy protection or otherwise fail to fund their share of required capital contributions;
- Our partners may have economic or other business interests or goals that are inconsistent with our business interests or goals and that could affect our ability to lease or re-lease, develop or redevelop, and operate properties, or maintain our qualification as a REIT;
- Our partners may have banking or financial relationships with institutions that become insolvent or otherwise fail, which could affect our access to capital;
- Our ability to sell the interest on advantageous terms when we so desire may be limited or restricted under the terms of our agreements with our partners; and
- We may not continue to own or operate the interests or assets underlying such relationships or may need to purchase such interests or assets at an above-market price to continue ownership.

In addition, in some of our real estate joint ventures, predominantly consolidated, our partners hold contractual rights that allow them to sell their interests, initiate a buy/sell process, or force the sale of a property. As of December 31, 2025, the aggregate noncontrolling interest balance in our consolidated balance sheet is $3.63 billion. In six consolidated real estate joint ventures with aggregate noncontrolling interests of approximately $1.17 billion, our partners currently have the ability to exercise these rights. In 16 other consolidated real estate joint ventures with aggregate noncontrolling interests of approximately $1.91 billion, these rights become exercisable upon the expiration of respective lockout provisions during 2026 through 2031.

If a joint venture partner elects to initiate a transaction relating to its interest in the joint venture or the property, we generally have a right of first refusal or buy right which may allow us to achieve full ownership of the property. However, if we decline to exercise such right, the partner generally has a right to sell to a third party or force a sale of the property with minimal to no input from us.

The risks noted above could negatively impact us or may require us to:

- Sell the underlying asset subject to our interest in the joint venture when we otherwise would not;
- Reallocate existing capital or seek new funding in order to maintain an ownership interest in or control of an asset, potentially straining our liquidity position and/or diluting earnings per share;
- Contribute additional capital if our partners fail to fund their share of any required capital contributions or are unable to access capital as a result of their financial distress or disruptions in the banking sector;
- Experience substantial unanticipated delays that could hinder either the initiation or completion of redevelopment activities or new construction;
- Incur additional expenses or reduce revenues that could prevent the achievement of yields or returns that were initially anticipated;
- Become engaged in a dispute with our joint venture partner that could lead to the sale of either party's ownership interest or the property at a price below estimated fair market value;
- Initiate litigation or settle disagreements with our partner through litigation or arbitration; and
- Suffer losses or decreased returns as a result of actions taken by our partner with respect to our joint venture investments.

We generally seek to maintain control of our partnerships, limited liability companies, and joint venture investments, and structure our joint venture agreements in a manner sufficient to permit us to achieve our business objectives. However, we may not be able to do so, and the occurrence of one or more of the events described above could adversely affect our financial condition, results of operations, and cash flows, our funds from operations per share, our ability to make distributions to our stockholders, and the market price of our common stock.

***We may not be able to attain the expected return on our investments in real estate joint ventures.***

We have consolidated and unconsolidated real estate joint ventures in which we share certain ownership and decision-making powers with one or more parties. Our joint venture partners must agree in order for the applicable real estate joint venture to take specific major actions, including budget approvals, acquisitions, sales of assets, debt financing, execution of lease agreements, and vendor approvals. Under these joint venture arrangements, any disagreements between our partners and us may result in delayed or unfavorable decisions. Our inability to take unilateral actions that we believe are in our best interests may result in missed opportunities and an ineffective allocation of resources and could have an adverse effect on the financial performance of our real estate joint ventures and our operating results.

***We could incur significant costs due to the financial condition of our insurance carriers.***

We insure our properties with insurance companies we believe have good ratings at the time our policies are put into effect. The financial condition of one or more of the insurance companies we hold policies with may be negatively impacted, which can result in their inability to pay on future insurance claims. Their inability to pay future claims may have a negative impact on our financial results. In addition, the failure of one or more insurance companies may increase the cost of renewing our insurance policies or increase the cost of insuring additional properties and recently developed or redeveloped properties.

***Our insurance may not adequately cover all potential losses.***

As a part of Alexandria's risk management program, we maintain all-risk property insurance for our portfolio to mitigate risks posed by extreme weather events, natural disasters (including floods, wildfires, earthquakes, and wind events), and terrorism. Our all-risk property insurance currently provides a $2.0 billion per-occurrence limit for our operating portfolio. However, it may not fully cover all potential losses. There is no assurance that we will maintain current levels of insurance coverage in the future.

A significant portion of our real estate portfolio is located in seismically active regions, including the San Francisco Bay Area, San Diego, and Seattle, and a damaging earthquake in any region could significantly impact multiple properties. For these properties, we have obtained earthquake insurance in an amount and with deductibles we believe are commercially reasonable. For properties in California, coverage is $335 million per occurrence and has an annual aggregate limit, subject to a 5% deductible of the property's replacement value. For the Seattle region, the coverage is $200 million per occurrence and has an annual aggregate limit, subject to a 2% deductible. Nevertheless, a major earthquake in any region could lead to substantial losses, potentially exceeding our insurance coverage and resulting in material aggregate deductible amounts. This could adversely affect our business, financial condition, results of operations, and cash flows.

In addition, we carry environmental and title insurance policies for our properties. We generally obtain title insurance policies when we acquire a property, with each policy covering an amount equal to the initial purchase price of each property. Accordingly, current property values may exceed the amount covered by a related title insurance policy.

We regularly evaluate the insurance market, including for coverage against terrorism, earthquakes, and other catastrophic events. However, we cannot predict the availability and affordability of such coverage in the future. Should the premiums for our earthquake and other insurance policies become prohibitively expensive or if we decide to self-insure some of our risks, we may modify or discontinue the coverage for some or all of our properties.

 If we experience a loss at any of our properties that is not covered by insurance, exceeds our insurance policy limits, or is subject to a policy deductible, we could lose the capital invested in the affected property and, possibly, future revenues from that property. In addition, we could continue to be obligated on any mortgage indebtedness or be responsible for other obligations related to the affected properties. All of our wholly owned properties, including properties partially owned through real estate joint ventures that are managed by our joint venture partners, carry comprehensive liability, fire, extended coverage, and rental loss insurance.

For our properties in wildfire- or flood-prone areas, we are evaluating mitigation strategies and potential operational and physical improvements. For example, resilience measures that may be implemented at some of our properties may include:

- *Fire-resilience measures.* Incorporation of brush management practices into landscape design; selection and positioning of less flammable vegetation species at a reasonable distance from a property; construction of building envelopes with fire-resistant materials; and installation of HVAC systems that are able to filter smoke particulates from the air in the event of a fire.

- *Flood-resilience measures*. Positioning of critical building mechanical equipment on roofs or significantly above projected potential flood elevations; storage of temporary flood barriers on site to be deployed at building entrances in the event of a flood; elevation of property entrances or the first floor above projected present-day and future flood elevations; installation of backflow preventors on storm/sewer utilities that discharge from the building; and waterproofing of the building envelope up to the projected flood elevation.

Our tenants are also required to maintain comprehensive insurance policies, including commercial general liability insurance typically obtained for similar properties. However, we and our tenants do not generally insure against certain types of losses that are either uninsurable or prohibitively costly to insure. We cannot predict the future availability of insurance coverage against any risk of loss. Insurance companies may discontinue coverage for certain risks, or, if offered, such coverage may become excessively expensive.

### The loss of services of any of our executive and/or senior officers could adversely affect us.

We depend upon the services and contributions of relatively few executive and senior officers. The loss of services or contributions of any one of them may adversely affect our business, financial condition, and prospects. We use the extensive personal and business relationships that members of our management have developed over time with owners of life science properties and with major tenants and venture investment portfolio companies in the life science industry. We cannot assure our stockholders that our executive and senior officers will remain employed with us. In California and certain other regions where we have operations, there is intense competition for individuals with skill sets needed for our business. Moreover, in California, where our headquarters and many of our properties are located, high state and local taxes and increased home prices contribute to a high cost of living, which may impair our ability to attract and retain employees locally in the future. Due to the long-term nature of our investments and properties, we are unable to predict and may be unable to effectively control such costs. If we do not succeed in attracting new personnel and retaining and motivating existing personnel, our business may suffer, and we may be unable to implement our current initiatives or grow effectively.

***Failure to maintain effective internal control over financial reporting could have a material adverse effect on our business, results of operations, financial condition, and stock price.***

Pursuant to the Sarbanes-Oxley Act of 2002, we are required to provide a report by management on internal control over financial reporting, including management's assessment of the effectiveness of internal control. Changes to our business will necessitate ongoing changes to our internal control systems and processes. Internal control over financial reporting may not prevent or detect misstatement because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business, results of operations, and financial condition could be materially harmed, we could fail to meet our reporting obligations, and there could be a material adverse effect on the market price of our common stock.

***If we failed to qualify as a REIT, we would be taxed at corporate rates and would not be able to take certain deductions when computing our taxable income.***

We have elected to be taxed as a REIT under the Internal Revenue Code. If, in any taxable year, we failed to qualify as a REIT:

- We would be subject to federal and state income taxes on our taxable income at regular corporate rates;
- We would not be allowed a deduction for distributions to our stockholders in computing taxable income;
- We would be disqualified from treatment as a REIT for the four taxable years following the year during which we lost qualification, unless we were entitled to relief under the Internal Revenue Code; and
- We would no longer be required by the Internal Revenue Code to make distributions to our stockholders.

As a result of any additional tax liability, we may need to borrow funds or liquidate certain investments in order to pay the applicable tax. Accordingly, funds available for investment or distribution to our stockholders would be reduced for each of the years involved.

Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code to our operations and financial results, as well as the determination of various factual matters and circumstances not entirely within our control. There are only limited judicial or administrative interpretations of these provisions. Although we believe that our current organization and method of operation comply with the rules and regulations promulgated under the Internal Revenue Code to enable us to qualify as a REIT, we cannot assure our stockholders that we are or will remain so qualified. To qualify as a REIT, we must satisfy a number of requirements, including those regarding the ownership of our stock and the composition of our assets and gross income. We must also make distributions to stockholders aggregating at least 90% of our annual REIT taxable income, excluding net capital gains.

We currently own, and may acquire in the future, direct or indirect interests in one or more entities that have elected or may elect to be taxed as REITs under the Internal Revenue Code, which are subject to the various REIT qualification requirements and limitations described herein. If any of these entities were to fail to qualify as a REIT, then (i) the entity would become subject to federal and state income taxes, (ii) shares in such an entity would cease to be qualifying assets for purposes of asset tests applicable to REITs, and (iii) we may fail certain of the asset tests applicable to REITs, in which event we would fail to qualify as a REIT unless we qualify for certain relief provisions.

In addition, we currently own interests in certain taxable REIT subsidiaries and may continue to acquire such interests in the future. A taxable REIT subsidiary is a corporation (or entity treated as a corporation for federal income tax purposes), other than a REIT, that has made a joint election with a parent REIT (which directly or indirectly owns stock in the REIT subsidiary) to be treated as a taxable REIT subsidiary. The subsidiary is subject to federal and state income taxes as a regular C corporation and is further subject to a 100% excise tax for certain transactions between the taxable REIT subsidiary and its parent REIT that are not conducted on an arm's length basis. We intend to structure our transactions with any taxable REIT subsidiaries that we own to ensure that they are entered into on arm's-length terms to avoid incurring the 100% excise tax mentioned above. However, there can be no assurance that we will be able to successfully structure future transactions to avoid being subject to the 100% excise tax, which may adversely impact our cash flows, ability to make distributions to stockholders, and results of operations.

From time to time, we dispose of properties in transactions qualified as Section 1031 Exchanges. If a transaction intended to qualify as a Section 1031 Exchange is later determined by the IRS to be taxable or if we are unable to identify and complete the acquisition of a suitable replacement property to effect a Section 1031 Exchange or if the laws surrounding Section 1031 Exchanges are amended or repealed, we may not be able to dispose of properties on a tax-deferred basis. In such a case, our earnings and profits and our taxable income would increase, which could increase the dividend income and reduce the return of capital to our stockholders. As a result, we may be required to pay additional dividends to stockholders, or if we do not pay additional dividends, our corporate income tax liability could increase and we may be subject to interest and penalties.

We may not be able to participate in certain sales that the IRS characterizes as "prohibited transactions." The tax imposed on REITs engaging in prohibited transactions is a 100% tax on net income from the transaction. Whether or not the transaction is characterized as a prohibited transaction is a factual matter. Generally, prohibited transactions are sales or other dispositions of property, other than foreclosures, characterized as held primarily for sale to customers in the ordinary course of business. However, a sale will not be considered a prohibited transaction if it meets certain safe harbor requirements. Although we do not intend to participate in prohibited transactions, there is no guarantee that the IRS would agree with our characterization of our properties or that we will meet the safe harbor requirements.

Federal income tax rules are constantly under review by the U.S. Congress and the IRS. Changes to tax laws could adversely affect our investors or our tenants, and we cannot predict how those changes may affect us in the future. New legislation, U.S. Treasury Department regulations, administrative interpretations, or court decisions could significantly and negatively affect our ability to qualify as a REIT, the federal income tax consequences of such qualification, or an investment in our stock. Also, laws relating to the tax treatment of investment in other types of business entities could change, making an investment in such other entities more attractive relative to an investment in a REIT.

### *We are dependent on third parties to manage certain amenities at our properties.*

We retain third-party managers to manage certain amenities at our properties, such as restaurants, conference centers, exercise facilities, and parking garages. Our income from our properties may be adversely affected if these parties fail to provide quality services and amenities with respect to our properties. While we monitor the performance of these third parties, we may have limited recourse if we believe they are not performing adequately. In addition, these third-party managers may operate, and in some cases may own or invest in, properties or businesses that compete with our properties, which may result in conflicts of interest. As a result, these third-party managers may have made, and may in the future make, decisions that are not in our best interests.

### *We rely on a limited number of vendors to provide utilities and certain other services at our properties, and disruption in these services may have a significant adverse effect on our business operations, financial condition, and cash flows.*

We rely on a limited number of vendors to provide key services, including, but not limited to, utilities, security, and construction services, at certain of our properties. Our business and property operations may be adversely affected if key vendors fail to adequately provide key services at our properties as a result of natural disasters (such as fires, floods, earthquakes, etc.), power interruptions, bankruptcies, war, acts of terrorism, public health emergencies, cyberattacks, pandemics, or other unanticipated catastrophic events. If a vendor encounters financial difficulty such as bankruptcy or otherwise becomes unable to provide critical utilities, security, construction, or other essential services, we may experience significant interruptions in service and disruptions to business operations at our properties, incur remediation costs, and become subject to claims and damage to our reputation.

In addition, difficulties encountered by key vendors in providing necessary services at our properties could result in significant market rate increases for such services. Our triple net leases allow us to pass through substantially all operating expenses and certain capital expenditures to our tenants in the form of additional rent. However, we cannot be certain that we will be able to continue to negotiate pass-through provisions in tenant leases in the future, which could lead to a decrease in our recovery of operating expenses. If our operating expenses increase without a corresponding increase in revenues, our profitability could diminish. Also, we cannot be certain that increased costs will not lead our current or prospective tenants to seek space elsewhere, which could significantly hinder our ability to increase our rents or to maintain existing occupancy levels. Additionally, this may significantly increase occupancy costs for some of our tenants and may adversely impact their financial condition, ability to make rental payments, and ability to renew their lease agreements.

Pacific Gas and Electric Company ("PG&E") is the primary public utility company providing electrical and gas service to residential and commercial customers in northern California, including the San Francisco Bay Area. Most of our properties located in our San Francisco Bay Area market depend on PG&E for the delivery of these essential services. PG&E initiated voluntary reorganization proceedings under Chapter 11 of the U.S. Bankruptcy Code in January 2019 in response to potential liabilities arising from a series of catastrophic wildfires that occurred in Northern California in 2017 and 2018. While PG&E emerged from bankruptcy in July 2020, there is no guarantee that PG&E, or other major utilities providers on which we rely in other cities in which we operate, will be able to sustain safe operations and continue to provide consistent utilities services during similar or future incidents. During periods of high winds and high fire danger in past fire seasons, PG&E preemptively shut off power to areas of Central and Northern California. The shutoffs were designed to help guard against fires ignited in areas with high winds and dry conditions. PG&E has warned that it may have to employ shutoffs while the utility company addresses maintenance issues. Future shutoffs of power may impact the reliability of access to a stable power supply at our properties and, in turn, adversely impact our tenants' businesses. In addition, there is no guarantee that PG&E's safety measures mandated by regulators will be timely and sufficient to prevent future catastrophic wildfires. Similarly, we rely on a limited number of vendors that provide utilities services to our properties in other regions. There is no guarantee that similar events of bankruptcy or distress would not cause unanticipated disruptions in service to any of our properties in affected areas.

The realization of any of the above risks could significantly and adversely affect our ability to meet our financial expectations, our financial condition, results of operations, and cash flows, our ability to make distributions to our stockholders, the market price of our common stock, and our ability to satisfy our debt service obligations.

***We may change our business policies without stockholder approval.***

Our Board of Directors determines all of our material business policies, with management's input, including those related to:

- REIT qualification;
- Incurrence of debt and debt management activities;
- Selective acquisition, disposition, development, and redevelopment activities;
- Stockholder distributions; and
- Other policies, as appropriate.

Our Board of Directors may amend or revise these policies at any time without a vote of our stockholders. A change in these policies could adversely affect our business and our ability to make distributions to our stockholders.

***There are limits on the ownership of our capital stock under which a stockholder may lose beneficial ownership of its shares and that may delay or prevent transactions that might otherwise be desired by our stockholders.***

In order for a company to qualify as a REIT under the Internal Revenue Code, not more than 50% of the value of its outstanding stock may be owned, directly or constructively, by five or fewer individuals or entities (as set forth in the Internal Revenue Code) during the last half of a taxable year. Furthermore, shares of our company's outstanding stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

In order for us to maintain our qualification as a REIT, among other things, our charter provides for an ownership limit, which prohibits, with certain exceptions, direct or constructive ownership of shares of stock representing more than 9.8% of the combined total value of our outstanding shares of stock by any person, as defined in our charter. Our Board of Directors, in its sole discretion, may waive the ownership limit for any person. However, our Board of Directors may not grant such waiver if, after giving effect to such waiver, we would be "closely held" under Section 856(h) of the Internal Revenue Code. As a condition to waiving the ownership limit, our Board of Directors may require a ruling from the IRS or an opinion of legal counsel in order to determine our status as a REIT. Notwithstanding the receipt of any such ruling or opinion, our Board of Directors may impose such conditions or restrictions as it deems appropriate in connection with granting a waiver.

Our charter further prohibits transferring shares of our stock if such transfer would result in our being "closely held" under Section 856(h) of the Internal Revenue Code or would result in shares of our stock being owned by fewer than 100 persons.

The constructive ownership rules are complex and may cause shares of our common stock owned directly or constructively by a group of related individuals or entities to be constructively owned by one individual or entity. A transfer of shares to a person who, as a result of the transfer, violates these limits shall be void or these shares shall be exchanged for shares of excess stock and transferred to a trust for the benefit of one or more qualified charitable organizations designated by us. In that case, the intended transferee will have only a right to share, to the extent of the transferee's original purchase price for such shares, in proceeds from the trust's sale of those shares and will effectively forfeit its beneficial ownership of the shares. These ownership limits could delay, defer, or prevent a transaction or a change in control that might involve a premium price for the holders of our common stock or that might otherwise be desired by such holders.

***In addition to the ownership limit, certain provisions of our charter and bylaws may delay or prevent transactions that may be deemed to be desirable to our stockholders.***

As authorized by Maryland law, our charter allows our Board of Directors to cause us to issue additional authorized but unissued shares of our common stock or preferred stock and to classify or reclassify unissued shares of common or preferred stock without any stockholder approval. Our Board of Directors could establish a series of preferred stock that could delay, defer, or prevent a transaction that might involve a premium price for our common stock or that might, for other reasons, be desired by our common stockholders, or a series of preferred stock that has a dividend preference that may adversely affect our ability to pay dividends on our common stock.

Our charter permits the removal of a director only upon a two-thirds majority of the votes entitled to be cast generally in the election of directors, and our bylaws require advance notice of a stockholder's intention to nominate directors or to present business for consideration by stockholders at an annual meeting of our stockholders. However, the stockholders are able to adopt, alter, amend, or repeal our bylaws with a majority of the votes entitled to be cast on the matter and without the approval of the Board of Directors. Such changes could potentially lead to disruption of corporate strategy, complications in strategic transactions, or other adverse effects. Our charter and bylaws also contain other provisions that may delay, defer, or prevent a transaction or change in control that involves a premium price for our common stock or that, for other reasons, may be desired by our stockholders.

**Market and industry factors**

***We face substantial competition in our target markets.***

The significant competition for business in our target markets could have an adverse effect on our operations. We compete for investment opportunities with:

- Other REITs;
- Insurance companies;
- Pension and investment funds;
- Private equity entities;
- Partnerships;
- Developers;
- Investment companies;
- Owners/occupants; and
- Foreign investors, including sovereign wealth funds.

Many of these entities have substantially greater financial resources than we do and may be able to pay more than we can or accept more risk than we are willing to accept. These entities may be less sensitive to risks with respect to the creditworthiness of a tenant or the geographic concentration of their investments. These entities may also have more favorable relationships and pricing with suppliers and contractors and may complete construction projects sooner and at lower costs than we are able. We may also face competition with these entities for access to the same or similar raw materials and labor resources from suppliers and contractors, as well as access to the specific suppliers and contractors we use. Competition may also reduce the number of suitable investment opportunities available to us or may increase the bargaining power of property owners seeking to sell. If there is no matching growth in demand, the intensified competition may lead to oversupply of available space comparable to ours and result in the pressure on rental rates and greater incentives awarded to tenants. To maintain our ability to retain current and attract new tenants, we may be forced to reduce the rental rates that our tenants are currently willing to pay or offer greater tenant concessions. Should we encounter intensified competition or oversupply, we cannot be certain that we will be able to compete successfully, maintain our occupancy and rental rates, and continue to expand our business. As a result, our financial condition, results of operations, and cash flows, our ability to pay dividends, and our stock price may be adversely affected.

***Poor economic conditions in our markets could adversely affect our business.***

Our properties are primarily located in the following markets:

- Greater Boston
- San Francisco Bay Area
- San Diego
- Seattle
- Maryland
- Research Triangle
- New York City
- Texas

As a result of our geographic concentration, we depend upon the local economic and real estate conditions in these markets. We are therefore subject to increased exposure (positive or negative) to economic, tax, and other competitive factors specific to markets in confined geographic areas. Our operations may also be affected if too many competing properties are built in any of these markets. An economic downturn in any of these markets could adversely affect our operations and our ability to make distributions to our stockholders. We cannot assure our stockholders that these markets will continue to grow or remain favorable to the life science industry.

***Improvements to our properties are significantly more costly than improvements to traditional office space.***

Many of our properties generally contain infrastructure improvements that are significantly more costly than improvements to other property types. Although we have historically been able to recover the additional investment in infrastructure improvements through higher rental rates, there is the risk that we will not be able to continue to do so in the future. Typical infrastructure improvements include:

- Reinforced concrete floors;
- Upgraded roof loading capacity;
- Increased floor-to-ceiling heights;
- Heavy-duty HVAC systems;
- Enhanced environmental control technology;
- Significantly upgraded electrical, gas, and plumbing infrastructure; and
- Laboratory benches and fume hoods.

Because many of our infrastructure improvements are specialized and costlier than those for other property types, we may be more significantly impacted by any unanticipated delays or increased costs due to price volatility or supply shortages of construction materials or labor. As a result, we may be unable to complete our improvements as scheduled or within budgeted amounts, which may adversely affect our ability to lease available space to potential tenants or to reduce our projected project returns.

***Our tenants and venture investments are primarily in the life science industry, and changes within this industry may adversely impact our revenues from lease payments, the value of our non-real estate investments, and our operating results.***

In general, our business strategy is to invest primarily in properties used by tenants in the life science industry. Through our venture investment portfolio, we also hold investments in companies that, similar to our tenant base, are concentrated in the life science industry. Our business could be adversely affected if the life science industry is impacted by an economic, financial, or banking crisis, or if these industries migrate from the U.S. to other countries. Because of our industry focus, events within this industry may have a more pronounced effect on our results of operations and ability to make distributions to our stockholders than if we had more diversified tenants and investments. Also, some of our properties may be better suited for a particular life science industry tenant and could require significant modification before we are able to re-lease space to a tenant that does not operate in one of these industries. Generally, our properties may not be suitable for lease to traditional office tenants without significant expenditures on renovations.

Our ability to negotiate contractual rent escalations on future leases and to achieve increases in rental rates will depend upon market conditions and the demand for laboratory space at the time the leases are negotiated and the increases are proposed.

It is common for businesses in the life science industry to undergo mergers, acquisitions, or other consolidations. Mergers, acquisitions, or consolidations of life science entities in the future could reduce the RSF requirements of our tenants and prospective tenants, which may adversely impact the demand for laboratory space, our future revenue from lease payments, and our results of operations.

It is also possible that our tenants or venture investments within these industries may be adversely affected by crises involving financial institutions with which they have business relationships. On March 10, 2023, Silicon Valley Bank ("SVB"), the 16th largest bank in the U.S. at the time and headquartered in California, was closed by the California Department of Financial Protection and Innovation, which appointed the FDIC as receiver. SVB was a provider of commercial and private banking products and services to industries including life science, technology, and healthcare. SVB is now a division of First Citizens Bank. Additionally, on March 12, 2023, the New York State Department of Financial Services announced that it had closed New York-based Signature Bank and appointed the FDIC as a receiver, and on May 1, 2023, regulators seized control of First Republic Bank and sold the majority of its assets and deposits to JPMorgan Chase.

Although we did not have bank accounts, loans to or from, or investments in any venture funds led by SVB or any other recently failed financial institution, some of our tenants and venture investments may have banking or other business relationships with such entities. Despite protections by the U.S. Federal Reserve, the FDIC, and the Treasury, if our tenants or venture investments are unable to access cash or other capital from these institutions or any other financial institution that might fail in the future, their liquidity, ability to meet operating expense obligations, and financial performance may be adversely affected. Accordingly, such tenants may be unable to pay us rent, or our venture investments may decline in value, which may negatively impact our financial results.

Some of our current or future tenants may also include technology companies in their startup or growth phases of their life cycle. Fluctuations in market confidence in these companies or adverse changes in economic, financial, or banking conditions, such as the failure of financial institutions, including the events discussed above, may have a disproportionate effect on the operations of such companies. Deterioration of our tenants' financial condition may result in our inability to collect lease payments from them and therefore may negatively impact our operating results.

***Our results of operations depend on our tenants' research and development efforts and their ability to obtain funding for these efforts.***

Our tenant base includes entities in the pharmaceutical, biotechnology, medical device, life science, and related industries; academic institutions; government institutions; and private foundations. Our tenants determine their research and development budgets based on several factors, including the need to develop new products, the availability of government and other funding, competition, and the general availability of resources. Our investments through our venture investment portfolio are also in companies that, similar to our tenant base, are concentrated in the life science industry.

Research and development budgets fluctuate due to changes in available resources, research priorities, general economic conditions, institutional and government budgetary limitations, and mergers and consolidations of entities. Our business could be adversely impacted by a significant decrease in research and development expenditures by our tenants, our venture investment portfolio companies, or the life science industry.

Our tenants also include research institutions whose funding is largely dependent on grants from government agencies, such as the NIH, the National Science Foundation, and similar agencies or organizations. U.S. government funding of research and development is subject to the political process, which is often unpredictable. Other programs, such as Homeland Security or defense, could be viewed by the government as higher priorities. Additionally, proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and other U.S. government agencies that fund research and development activities. Additionally, the inability of the U.S. Congress to enact a budget for a fiscal year or the occurrence of partial or complete U.S. federal government shutdowns may result in temporary closures of agencies such as the FDA or NIH, which could adversely affect business operations of our tenants that are dependent on government approvals and appropriations. Any shift away from funding of research and development or delays surrounding the approval of government budget proposals may adversely impact our tenants' operations, which in turn may impact their demand for life science/laboratory space and their ability to make lease payments to us and thus adversely impact our results of operations.

***Our life science industry tenants and venture investment portfolio companies are subject to a number of risks unique to their industry, including (i) changes in technology, patent expiration, and intellectual property rights and protection, (ii) high levels of regulation, (iii) failures in the safety and efficacy of their products, and (iv) significant funding requirements for product research and development. These risks may adversely affect our tenants' ability to make rental payments or satisfy their other lease obligations to us or may impact our venture investment portfolio companies' value and consequently may materially adversely affect our business, results of operations, financial condition, and stock price.***

Changes in technology, patent expiration, and intellectual property rights and protection

- Our tenants and venture investment portfolio companies develop and sell products and services in an industry that is characterized by rapid and significant technological changes, frequent new product and service introductions and enhancements, evolving industry standards, and uncertainty over the implementation of new healthcare reform legislation, which may cause them to lose competitive positions and adversely affect their operations.
- Many of our tenants and venture investment portfolio companies, and their licensors, require patent, copyright, or trade secret protection and/or rights to use third-party intellectual property to develop, make, market, and sell their products and technologies. A tenant or venture investment portfolio company may be unable to commercialize its products or technologies if patents covering such products or technologies are not issued or are successfully challenged, narrowed, invalidated, or circumvented by third parties. Additionally, a third party may own intellectual property that limits a tenant's or venture investment portfolio company's ability to bring to market its product or technology without securing a license or other rights to use the third-party intellectual property, which may require the tenant to pay an upfront fee or royalty. Failure to obtain these rights from third parties may make it challenging or impossible for a tenant or venture investment portfolio company to develop and commercialize its products or technologies, which could adversely affect its competitive position and operations.
- Many of our tenants and venture investment portfolio companies depend upon patents to provide exclusive marketing rights for their products. As their product patents expire, competitors may be able to legally produce and market products similar to the products of our tenants or venture investment portfolio companies, which could have a material adverse effect on their sales and results of operations.

High levels of regulation

- Some of our life science industry tenants and venture investment portfolio companies develop and manufacture products that require regulatory approval, including approval from the FDA, prior to being manufactured, marketed, sold, and used. The regulatory approval process to manufacture and market drugs is costly, typically takes many years, requires validation through clinical trials and the use of substantial resources, and is often unpredictable. A tenant or venture investment portfolio company may fail to obtain or may experience significant delays in obtaining these approvals. Even if the tenant or venture investment portfolio company obtains regulatory approvals, marketed products will be subject to ongoing regulatory review and potential loss of approvals.
- The ability of some of our life science industry tenants and venture investment portfolio companies to commercialize any future products successfully will depend in part on the coverage and reimbursement levels set by government authorities, private health insurers, and other third-party payors. Additionally, reimbursements may decrease in the future.

Failures in the safety and efficacy of their products

- Some of our life science industry tenants and venture investment portfolio companies may find that their potential products are not effective, or are even harmful, when tested in humans.
- Some of our life science industry tenants and venture investment portfolio companies depend upon the commercial success of certain products. Even if a product developed by a life science industry tenant or venture investment portfolio company is proven safe and effective in human clinical trials, and the requisite regulatory approvals are obtained, subsequent discovery of safety issues with these products could cause product liability events, additional regulatory scrutiny and requirements for additional labeling, loss of approval, withdrawal of products from the market, and the imposition of fines or criminal penalties.
- A product developed, manufactured, marketed, or sold by a life science industry tenant or venture investment portfolio company may not be well accepted by doctors and patients, or may be less effective or accepted than a competitor's product.
- The negative results of safety signals arising from the clinical trials of the competitors of our life science industry tenants or venture investment portfolio companies may prompt regulatory agencies to take actions that may adversely affect the clinical trials or products of our tenants or venture investment portfolio companies.

Significant funding requirements for product research and development

- Some of our life science industry tenants and venture investment portfolio companies require significant funding to develop and commercialize their products and technologies, which must be obtained from venture capital firms; private investors; public markets; other companies in the life science industry; or federal, state, and local governments. Such funding may become unavailable or difficult to obtain. The ability of each tenant or venture investment portfolio company to raise capital will depend on its financial and operating condition, viability of its products and technology, and the overall condition of the financial, banking, and economic environment, as well as government budget policies.
- Even with sufficient funding, some of our life science industry tenants or venture investment portfolio companies may not be able to discover or identify potential drug targets in humans, or potential drugs for use in humans, or to create tools or technologies that are commercially useful in the discovery or identification of potential drug targets or drugs.
- Some of our life science industry tenants or venture investment portfolio companies may not be able to successfully manufacture their products economically, even if such products are proven through human clinical trials to be safe and effective in humans.
- Marketed products also face commercialization risk, and some of our life science industry tenants and venture investment portfolio companies may never realize projected levels of product utilization or revenues.
- Negative news regarding the products, the clinical trials, or other business developments of our life science industry tenants or venture investment portfolio companies may cause their stock price or credit profile to deteriorate.

We cannot assure our stockholders that our life science industry tenants or venture investment portfolio companies will be able to develop, manufacture, market, or sell their products and technologies due to the risks inherent in the life science industry. Any life science industry tenant or venture investment portfolio company that is unable to avoid, or sufficiently mitigate, the risks described above may have difficulty making rental payments or satisfying its other lease obligations to us or may have difficulty maintaining the value of our investment. Such risks may also decrease the credit quality of our life science industry tenants and venture investment portfolio companies or cause us to expend more funds and resources on the spaces leased by these tenants than we originally anticipated. The increased burden on our resources due to adverse developments relating to our life science industry tenants may cause us to achieve lower-than-expected yields on the spaces leased by these tenants. Negative news relating to our more significant life science industry tenants and venture investment portfolio companies may also adversely impact our stock price.

***Our agtech industry tenants and venture investment portfolio companies are subject to a number of risks unique to their industry, including (i) uncertain regulatory environment, (ii) seasonality in business, (iii) unavailability of transportation mechanisms for carrying products and raw materials, (iv) changes in costs or constraints on supplies or energy used in operations, (v) strikes or labor slowdowns or labor contract negotiations, and (vi) rapid technological changes in agriculture. These risks may adversely affect our tenants' ability to make rental payments or satisfy their other lease obligations to us or may impact our venture investment portfolio companies' value, which consequently may materially adversely affect our business, results of operations, financial condition, and stock price.***

Uncertain regulatory environment

- Laws and regulations governing the Internet, e-commerce, electronic devices, and other services and products developed by the agtech industry continue to evolve. Existing and future laws and regulations and the halting of operations at certain agencies resulting from partial or complete U.S. federal government shutdowns may impede the growth of our agtech industry tenants and venture investment portfolio companies. These laws and regulations may cover, among other areas, taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, business licensing, and consumer protection.

Seasonality in business

- Our agtech industry tenants' and venture investment portfolio companies' businesses may fluctuate from time to time due to seasonal weather conditions and other factors out of their control, affecting products and services our agtech industry tenants and venture investment portfolio companies offer.

Unavailability of transportation mechanisms for carrying products and raw materials

- Some of our agtech industry tenants' and venture investment portfolio companies' businesses depend on transportation services to deliver their products or to deliver raw materials to their clients. If transportation service providers are unavailable or fail to deliver our agtech industry tenants' or venture investment portfolio companies' products in a timely manner, they may be unable to manufacture and deliver their services and products on a timely basis.

Changes in costs or constraints on supplies or energy used in operations

- Similarly, if fuel or other energy prices increase, it may increase transportation costs, which could affect our agtech industry tenants' and venture investment portfolio companies' businesses.

Strikes or labor slowdowns or labor contract negotiations

- Our agtech industry tenants and venture investment portfolio companies may face labor strikes, work slowdowns, labor contract negotiations, or other job actions from their employees or third-party contractors. In the event of a strike, work slowdown, or other similar labor unrest, our agtech industry tenants or venture investment portfolio companies may not have the ability to adequately staff their businesses, which could have an adverse effect on their operations and revenue.

Rapid technological changes in agriculture

- The agtech industry is characterized by regular new product and service introductions, and the emergence of new industry standards and practices. A failure to respond in a timely manner to these market conditions could materially impair the operations of our agtech industry tenants and venture investment portfolio companies.
- Technological advances in agriculture could decrease the demand for crop nutrients, energy, and other crop input products and services our agtech industry tenants and venture investment portfolio companies provide. Genetically engineered crops that resist disease and insects could affect the demand for certain of our tenants' or venture investment portfolio companies' products. Demand for fuel could decline as technology allows for more efficient usage of equipment.

We cannot assure our stockholders that our agtech industry tenants and venture investment portfolio companies will be able to develop, produce, market, or sell their products and services due to the risks inherent in the agtech industry. Any agtech industry tenant or venture investment portfolio company that is unable to avoid, or sufficiently mitigate, the risks described above may have difficulty making rental payments or satisfying its other lease obligations to us. Such risks may also decrease the credit quality of our agtech industry tenants or venture investment portfolio companies or cause us to expend more funds and resources on the space leased by these tenants than we originally anticipated. The increased burden on our resources due to adverse developments relating to our agtech industry tenants may cause us to achieve lower-than-expected yields on the space leased by these tenants. Unfavorable news relating to our more significant agtech industry tenants and venture investment portfolio companies may also adversely impact our stock price.

***Our technology industry tenants and venture investment portfolio companies are subject to a number of risks unique to their industry, including (i) an uncertain regulatory environment, (ii) rapid technological changes, (iii) a dependency on the maintenance and security of the Internet infrastructure, (iv) significant funding requirements for product research and development and sales growth, and (v) inadequate intellectual property protections. These risks may adversely affect our tenants' ability to make rental payments to us or satisfy their other lease obligations or may impact our venture investment portfolio companies' value, which consequently may materially adversely affect our business, results of operations, financial condition, and stock price.***

Uncertain regulatory environment

- Laws and regulations governing the Internet, e-commerce, electronic devices, and other services continue to evolve. Existing and future laws and regulations and the halting of operations at certain agencies resulting from partial or complete U.S. federal government shutdowns may impede the growth of our technology industry tenants and venture investment portfolio companies. These laws and regulations may cover, among other areas, taxation, worker classification, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, business licensing, and consumer protection.

Rapid technological changes

- The technology industry is characterized by rapid changes in customer requirements and preferences, frequent new product and service introductions, and the emergence of new industry standards and practices. A failure to respond in a timely manner to these market conditions could materially impair the operations of our technology industry tenants and venture investment portfolio companies.

Dependency on the maintenance and security of the Internet infrastructure

- Some of our technology industry tenants and venture investment portfolio companies depend on continued and unimpeded access to the Internet by users of their products and services, as well as access to mobile networks. Internet service providers and mobile network operators may be able to block, degrade, or charge additional fees to these tenants, venture investment portfolio companies, or users of their products and services.
- The Internet has experienced, and is likely to continue to experience, outages and other delays. These outages and delays, as well as problems caused by cyberattacks and computer malware, viruses, worms, and similar programs, may materially affect the ability of our technology industry tenants and venture investment portfolio companies to conduct business.
- Reliance on a limited number of cloud provider vendors may result in detrimental impacts on or halts of operations during instances of network outages or interruptions.
- Security breaches or network attacks may delay or interrupt the services provided by our technology industry tenants and venture investment portfolio companies and could harm their reputations or subject them to significant liability.

Significant funding requirements for product research and development and sales growth

- Some of our technology industry tenants and venture investment portfolio companies require significant funding to develop and commercialize their products and technologies, which must be obtained from venture capital firms; private investors; public markets; companies in the technology industry; or federal, state, and local governments. Such funding may become unavailable or difficult to obtain. The ability of each tenant or venture investment portfolio company to raise capital will depend on its financial and operating condition, viability of their products, and the overall condition of the financial, banking, governmental budget policies, and economic environment.
- Even with sufficient funding, some of our technology industry tenants and venture investment portfolio companies may not be able to discover or identify potential customers or to create tools or technologies that are commercially useful.
- Some of our technology industry tenants and venture investment portfolio companies may not be able to successfully manufacture their products economically.
- Marketed products also face commercialization risk, and some of our technology industry tenants and venture investment portfolio companies may never realize projected levels of product utilization or revenues.
- Unfavorable news regarding the products or other business developments of our technology industry tenants or venture investment portfolio companies may cause their stock price or credit profile to deteriorate.

Inadequate intellectual property protections

- The products and services provided by some of our technology industry tenants and venture investment portfolio companies are subject to the threat of piracy and unauthorized copying, and inadequate intellectual property laws and other inadequate protections could prevent them from enforcing or defending their proprietary technologies. These tenants and venture investment portfolio companies may also face legal risks arising out of user-generated content.
- Trademark, copyright, patent, domain name, trade dress, and trade secret protection is very expensive to maintain and may require our technology industry tenants and venture investment portfolio companies to incur significant costs to protect their intellectual property rights.

We cannot assure our stockholders that our technology industry tenants and venture investment portfolio companies will be able to develop, manufacture, market, or sell their products and services due to the risks inherent in the technology industry. Any technology industry tenant or venture investment portfolio company that is unable to avoid, or sufficiently mitigate, the risks described above may have difficulty making rental payments or satisfying its other lease obligations to us or may have difficulty maintaining the value of our investment. Such risks may also decrease the credit quality of our technology industry tenants or venture investment portfolio companies or cause us to expend more funds and resources on the space leased by these tenants than we originally anticipated. The increased burden on our resources due to adverse developments relating to our technology industry tenants may cause us to achieve lower-than-expected yields on the space leased by these tenants. Unfavorable news relating to our more significant technology industry tenants and venture investment portfolio companies may also adversely impact our stock price.

***The companies in which we invest through our non-real estate venture investment portfolio expose us to risks similar to those of our tenant base and additional risks inherent in venture capital investing, which could materially affect our reported asset and liability values and earnings and may materially and adversely affect our reported results of operations.***

Through our strategic venture investment portfolio, we hold investments in companies that, similar to our tenant base, are concentrated in the life science industry. The venture investment portfolio companies in which we invest are accordingly subject to risks similar to those posed by our tenant base, including those disclosed in this annual report on Form 10-K. In addition, the companies in which we invest through our venture investment portfolio are subject to the risks inherent in venture capital investing and may be adversely affected by external factors beyond our control and other risks, including, but not limited to, the following:

- Risks inherent in venture capital investing, which typically focuses on small early-stage companies with unproven technologies and limited access to capital and is therefore generally considered more speculative than investment in larger, more established companies.
- Market disruption and volatility, which may adversely affect the value of the companies in which we hold equity investments and, in turn, our ability to realize gains upon sales of these investments.
- Disruptions, uncertainty, or volatility in the capital markets and global economy, which may impact the ability of the companies in which we invest to raise additional capital or access capital from venture capital investors or financial institutions on favorable terms.
- Liquidity of the companies in which we invest, which may (i) impede our ability to realize the value at which these investments are carried if we are required to dispose of them, (ii) make it difficult for us to sell these investments on a timely basis, and (iii) impair the value of such investments.
- Changes in the political climate, potential reforms and changes to government negotiation and regulation, the effect of healthcare reform legislation, including those that may limit pricing of pharmaceutical products and drugs, market prices and conditions, prospects for favorable or unfavorable clinical trial results, new product initiatives, the manufacturing and distribution of new products, product safety and efficacy issues, and new collaborative agreements, all of which may affect the valuation, funding opportunities, business operations, and financial results of the companies in which we invest.
- Changes in U.S. federal government organizations or other agencies, including changes in policy, regulations, budgeting, retention of key leadership and other personnel, administration of drug approvals or restrictions on drug product or service development or commercialization, or a partial or complete future government shutdown resulting in temporary closures of agencies such as the FDA and SEC, could adversely affect the companies in which we invest, including delays in the commercialization of such companies' products, decreased funding of research and development in the life science industry, or delays surrounding approval of budget proposals for any in this industry.
- Impacts or changes in business for any reason, including diversion of healthcare resources away from clinical trials, delays, or difficulties enrolling patients or maintaining scheduled appointments in clinical trials, interruptions, and delays in laboratory research due to the reduction in employee resources stemming from social distancing requirements and the desire of employees to avoid contact with people, insufficient inventory of supplies and reagents necessary for laboratory research due to interruptions in supply chain, delays or difficulties obtaining clinical site locations or engaging clinical site staff, interruptions on clinical site monitoring due to travel restrictions, delays in interacting with or receiving approval from regulatory agencies in connection with research activities or clinical trials, and disruptions to manufacturing facilities and supply lines.
- Reduction in revenue or revenue growth, deterioration in the global economy, or other reasons, may impair the value of the companies in which we hold equity investments or impede their ability to raise additional capital.
- Seasonal weather conditions, changes in availability of transportation or labor, and other related factors may affect the products and services or the availability of the products and services of the companies in which we invest in the agtech sector.

Many of the factors listed above are beyond our control and, if the venture investment portfolio companies are adversely affected by any of the foregoing, could materially affect our reported asset and liability values and earnings and may materially and adversely affect our reported results of operations. The occurrence of any of these adverse events could cause the market price of shares of our common stock to decline regardless of the performance of our primary real estate business.

***Market and other external factors may adversely impact the valuation of our non-real estate equity investments.***

We hold equity investments in certain publicly traded companies, limited partnerships, and privately held entities primarily involved in the life science industry through our venture investment portfolio. The valuation of these investments is affected by many external factors beyond our control, including, but not limited to, market prices, market conditions, the effect of healthcare reform legislation, prospects for favorable or unfavorable clinical trial results, new product initiatives, the manufacturing and distribution of new products, product safety and efficacy issues, and new collaborative agreements. In addition, partial or complete future government shutdowns that may result in temporary closures of agencies such as the FDA and SEC may adversely affect the processing of initial public offerings, business operations, financial results, and funding for projects of the companies in which we hold equity investments. Unfavorable developments with respect to any of these factors may have an adverse impact on the valuation of our equity investments.

***Market and other external factors may negatively impact the liquidity of our non-real estate equity investments.***

We make and hold investments in privately held life science companies through our venture investment portfolio. These investments may be illiquid, which could impede our ability to realize the value at which these investments are carried if we are required to dispose of them. The lack of liquidity of these investments may make it difficult for us to sell these investments on a timely basis and may impair the value of these investments. If we are required to liquidate all or a portion of these investments quickly, we may realize significantly less than the amounts at which we had previously valued these investments.

**Government factors**

***Negative impact on economic growth resulting from the combination of federal income tax policy, debt policy, and government spending may adversely affect our results of operations.***

Global macroeconomic conditions affect our and our tenants' businesses. Instability in the banking and government sectors of the U.S. and/or the negative impact on economic growth resulting from the combination of government tax policy, debt policy, and government spending, may have an adverse effect on the overall economic growth and our future revenue growth and profitability. Volatile, negative, or uncertain economic conditions could undermine business confidence in our significant markets or in other markets and cause our tenants to reduce or defer their spending, which would negatively affect our business. Growth in the markets we serve could be at a slow rate or could stagnate or contract in each case for an extended period of time. Differing economic conditions and patterns of economic growth and contraction in the geographic regions in which we operate and the industries we serve may in the future affect demand for our services. Our revenues and profitability are derived from our tenants in North America, some of which derive significant revenues from their international operations. Ongoing economic volatility and uncertainty affects our business in a number of other ways, including making it more difficult to accurately forecast client demand beyond the short term and to effectively build our revenue and spending plans. Economic volatility and uncertainty are particularly challenging because it may take some time for the effects and resulting changes in demand patterns to manifest themselves in our business and results of operations. Changing demand patterns from economic volatility and uncertainty could have a significant negative impact on our results of operations. These risks may impact our overall liquidity, our borrowing costs, or the market price of our common stock.

***Changes to the U.S. tax laws and implementation of new tax policies could have a significant negative impact on the overall economy, our tenants, and our business.***

On July 3, 2025, the U.S. House of Representatives and the Senate passed the One Big Beautiful Bill Act, which the U.S. President signed into law on July 4, 2025 (the "OBBB Act"). Among other things, the OBBB Act:

- Changed the business interest expense limitation from 30% of EBIT to 30% of EBITDA. This limitation does not apply to, among others, real property businesses electing out of such restriction. We generally believe our business activities qualify as real property businesses, but businesses conducted by our taxable REIT subsidiaries may not qualify;
- Restored and made permanent 100% bonus depreciation for qualified short-lived business property placed in service after January 19, 2025;
- Created Section 174A of the Internal Revenue Code, which reinstated 100% expensing for domestic research and experimental expenditures;
- For individuals, made permanent a deduction equal to 20% of certain income from pass-through entities, including ordinary dividends distributed by a REIT (excluding capital gain dividends and qualified dividend income), which was set to expire after 2025; and
- Made permanent many of the provisions of the 2017 Tax Cuts and Jobs Act that were set to expire at the end of 2025.

The long-term impact of the OBBB Act on the overall economy, government revenues, our tenants, us, and the real estate industry cannot be reliably predicted. Furthermore, the OBBB Act may negatively impact certain of our tenants' operating results, financial condition, and future business plans. The OBBB Act may also result in reduced government revenues, and therefore reduced government spending, which may negatively impact some of our tenants that rely on government funding. There can be no assurance that the OBBB Act will not negatively impact our operating results, financial condition, and future business operations.

Changes to U.S. tax laws that may be enacted in the future, including changes that may be introduced from time to time as a result of a change in administration of the U.S. government, could negatively impact the overall economy, government revenues, the real estate industry, our tenants, and us in ways that cannot be reliably predicted. There can be no assurance that future changes to the U.S. tax laws or regulatory changes will not be proposed or enacted that could impact our business and financial results. The REIT rules are regularly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department, which may result in revisions to regulations and interpretations in addition to statutory changes. If enacted, certain of such changes could have an adverse impact on our business and financial results.

***Actual and anticipated changes to the regulations of the healthcare system may have a negative impact on the pricing of drugs, the cost of healthcare coverage, and the reimbursement of healthcare services and products.***

The FDA and comparable agencies in other jurisdictions directly regulate many critical activities of life science, technology, and healthcare industries, including the conduct of preclinical and clinical studies, product manufacturing, advertising and promotion, product distribution, adverse event reporting, and product risk management. In both domestic and foreign markets, sales of products depend in part on the availability and amount of reimbursement by third-party payors, including governments and private health plans. Governments may regulate coverage, reimbursement, and pricing of products to control cost or affect utilization of products. Private health plans may also seek to manage cost and utilization by implementing coverage and reimbursement limitations. Substantial uncertainty exists regarding the reimbursement by third-party payors of newly approved healthcare products. The U.S. and foreign governments regularly consider reform measures that affect healthcare coverage and costs. Such reforms may include changes to the coverage and reimbursement of healthcare services and products. In particular, there have been judicial and congressional challenges to the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act (collectively, the "ACA"), which could have an impact on coverage and reimbursement for healthcare terms and services covered by plans authorized by the ACA.

The current U.S. administration has from time to time discussed, and may propose potential changes to the ACA and other healthcare programs. In 2025, the administration also initiated multiple healthcare-system policy actions affecting drug pricing, federal agency operations, and reimbursement frameworks, creating materially increased uncertainty for tenants in the life science, healthcare, and pharmaceutical sectors. It is unclear how any such healthcare reports or other policy changes, if implemented, will impact our business. It is also unknown what other changes will be implemented through the U.S. Congress or future executive orders and how these would impact our tenants. We also face risks related to potential furloughs or shutdown contingency operations of government employees, which could delay regulatory approvals and impact tenant operations. Government and other regulatory oversight and future regulatory and government interference with the healthcare systems may adversely impact our tenants' businesses and our business.

***U.S. government tenants may not receive anticipated appropriations, which could hinder their ability to pay us.***

U.S. government tenants are subject to government funding. If one or more of our U.S. government tenants fail to receive anticipated appropriations, we may not be able to collect rental amounts due to us. A significant reduction in federal government spending, particularly a sudden decrease due to tax reform or a sequestration process, which has occurred in the past and may occur again in the coming years, could also adversely affect the ability of these tenants to fulfill lease obligations or decrease the likelihood that they will renew their leases with us. In addition, budgetary pressures have resulted in, and may continue to result in, reduced allocations to government agencies that fund research and development activities, such as the NIH. Past proposals to reduce budget deficits have included reduced NIH and other research and development budgets. Any shift away from the funding of research and development or delays surrounding the approval of government budget proposals may cause our tenants to default on rental payments or delay or forgo leasing our rental space, which could adversely affect our business, financial condition, or results of operations. Additionally, the inability of the U.S. Congress to enact a budget for a future fiscal year or the occurrence of partial or complete U.S. federal government shutdowns could adversely impact demand for our services by limiting federal funding available to our tenants and their customers. In addition, defaults under leases with U.S. government tenants are governed by federal statute and not by state eviction or rent deficiency laws. As of December 31, 2025, leases with U.S. government tenants at our properties accounted for approximately 1.5% of our aggregate annual rental revenue in effect as of December 31, 2025.

***Some of our tenants may be subject to increasing government price controls and other healthcare cost-containment measures.***

Government healthcare cost-containment measures can significantly affect our tenants' revenue and profitability. In many countries outside the U.S., government agencies strictly control, directly or indirectly, the prices at which our pharmaceutical industry tenants' products are sold. In a number of European Union ("EU") member states, the pricing and/or reimbursement of prescription pharmaceuticals are subject to governmental control, and legislators, policymakers, and healthcare insurance funds continue to propose and implement cost-containing measures to keep healthcare costs down, due in part to the attention being paid to healthcare cost containment and other austerity measures in the EU. In the U.S., our pharmaceutical industry tenants are subject to substantial pricing pressures from state Medicaid programs, private insurance programs, and pharmacy benefit managers. In addition, many state legislative proposals could further negatively affect pricing and/or reimbursement for our pharmaceutical industry tenants' products. Also, the pricing environment for pharmaceuticals continues to be in the political spotlight in the U.S. Pharmaceutical and medical device product pricing is subject to enhanced government and public scrutiny and calls for reform. Some states have implemented, and other states are considering implementing, pharmaceutical price controls or patient access constraints under the Medicaid program, and some states are considering price-control regimes that would apply to broader segments of their populations who are not Medicaid eligible. We anticipate that pricing pressures from both governments and private payors inside and outside the U.S. will become more severe over time.

***Changes to U.S. government funding, staffing, trade, policies, and other federal actions could adversely affect our business operations or those of our tenants and our venture investment portfolio companies.***

Domestic and international policy shifts may introduce considerable uncertainty to the macroeconomic and regulatory landscape in which we, our tenants, and our venture investment portfolio companies operate. Our tenants and our venture investment portfolio companies include entities in the pharmaceutical, biotechnology, medical device, life science, and related industries, academic and private institutions, and government institutions that determine their R&D budgets based on several factors, including the availability of government and other funding and the reliability and operational efficiency of public regulatory institutions.

Since January 2025, the U.S. administration has implemented and proposed substantial policy changes that affect federal health agencies, research funding, public health priorities, and international trade. Several of these actions were later modified, paused, or limited by courts or subsequent agreements, but they continue to create material uncertainty for planning, capital allocation, and tenant demand across the life science ecosystem.

Reductions in FDA workforce

In 2025, the FDA laid off approximately 3,500 employees, representing approximately 19% of its workforce at the beginning of the year, with certain actions later modified or reversed. These reductions have created additional uncertainty and delay in drug and device approval processes, which may negatively impact our tenants' operations and demand for our life science space. Such disruptions could lead to setbacks in research and development timelines, negatively impacting life science companies' ability to advance their pipelines, secure investor funding, or achieve commercial viability, which could severely affect their operations and financial performance and, as a result, adversely impact our operating and financial results.

Restructuring and workforce reductions at the CDC

In 2025, the U.S. Centers for Disease Control and Prevention ("CDC") underwent a significant restructuring and workforce reduction, including the dismissal of key scientific and policy personnel and operational changes affecting certain programs, with some actions later modified or reversed. These developments have raised concerns among public health and industry stakeholders about the agency's capacity to maintain vaccine oversight, coordinate immunization programs, and respond to emerging infectious disease threats. Reduced CDC staffing and operational realignments may disrupt the collection and dissemination of critical epidemiological data, delay updates to vaccination guidelines, and impair public confidence in vaccine safety. For our tenants and venture investment portfolio companies operating in the vaccine research, development, and manufacturing sectors, diminished CDC engagement could lead to uncertainty in regulatory expectations, lower vaccine uptake rates, and delay the adoption of new immunization technologies. Any such disruptions could undermine the commercial viability of vaccine-related products, reduce R&D investment in the field, and in turn negatively impact demand for our specialized life science facilities and the value of our venture investment portfolio.

NIH grant cuts and impact on research institutions

The U.S. administration has implemented significant policy changes affecting the NIH, leading to substantial disruptions in biomedical research across the U.S. These actions have included staff layoffs and funding cuts as described below and have resulted in the suspension of numerous research projects, posing risks to scientific advancement and introducing uncertainty for some of our tenants and venture investment portfolio companies.

- *NIH budget freeze and workforce cuts.* On January 27, 2025, the U.S. administration issued a memorandum to suspend NIH grant funding, freezing much of the NIH's nearly $48 billion budget for 2025. Though the suspension was eventually blocked and reversed, during the first half of 2025, the NIH laid off approximately 5,000 employees and contractors across its approximately 20,000-person workforce.

  In May 2025, the White House introduced a budget proposal for fiscal year 2026 that would reduce the NIH budget by approximately 40%, from $48 billion to $27.5 billion. Congress has not enacted this proposal, and, because no fiscal year 2026 appropriations bill has been passed to date, NIH funding currently remains at 2024 levels under a continuing resolution. In addition, on January 5, 2026, the U.S. Court of Appeals for the First Circuit affirmed a nationwide injunction blocking the administration's attempt to impose a 15% cap on indirect cost reimbursements for NIH grants, preventing a significant reduction in research funding from taking immediate effect. Nevertheless, if Congress ultimately adopts material reductions to the NIH budget or similar funding restrictions are pursued through future legislative or administrative actions, federal support for early-stage scientific research could decline. Such reductions could slow the formation and growth of life science companies, diminish U.S. competitiveness in biomedical innovation, and negatively impact long-term demand for our specialized life science real estate.

- *Termination of NIH grants and funding commitments to major research institutions.* On January 20, 2025, President Trump issued an executive order directing every U.S. agency, including the NIH, to "terminate, to the maximum extent allowed by law" all grants relating to diversity, equity, and inclusion. Further, on January 29, 2025, the President issued an executive order to make it "the policy of the United States to combat anti-Semitism vigorously, using all available and appropriate legal tools, to prosecute, remove, or otherwise hold to account the perpetrators of unlawful anti-Semitic harassment and violence." As a result of one or both executive orders, the NIH, the world's largest funder of biomedical research, has withheld funding from certain U.S. research institutions.

- *15% cap on indirect cost reimbursements of all NIH grants.* On February 7, 2025, the NIH introduced a policy limiting indirect cost reimbursements to 15% for all NIH grants, representing a significant reduction from historic levels, which were approximately double that rate on average, and in some cases significantly higher. On January 5, 2026, the U.S. Court of Appeals for the First Circuit affirmed that NIH's 15% cap violates federal law and U.S. Department of Health and Human Services ("HHS") regulations, leaving negotiated Facilities & Administrative ("F&A") rates in place. While this ruling preserves institution-specific negotiated F&A reimbursements for now, prior uncertainty prompted contingency measures at several U.S. research universities, and the administration has signaled it may pursue policy changes through other channels. This threatens to substantially impact the ability of U.S. research institutions to support their infrastructure and administrative costs, including their ability to lease life science facilities.

A coalition of 22 state attorneys general, along with organizations including the Association of American Medical Colleges, filed lawsuits challenging the NIH's policy changes, particularly the 15% cap on indirect costs. On April 7, 2025, a federal court issued a permanent injunction blocking the enforcement of this cap, and on January 5, 2026, the U.S. Court of Appeals for the First Circuit affirmed the earlier ruling. However, the U.S. administration has signaled its intent to appeal and/or pursue similar funding restrictions through future legislative or administrative actions. If implemented, any such funding cap could negatively impact tenants that depend on grant funding for their operations. It could also reduce the financial resources available to such tenants, forcing them to scale back operations, reduce leased space, or delay their plans for lease expansion.

Termination of federal research funding has already led to reductions in postdoctoral hiring and the closure of critical programs at prominent U.S. academic institutions. Moreover, recent changes to visa and immigration rules have introduced new uncertainty around the ability of international graduate students and postdoctoral researchers to remain in the U.S. following graduation. Many of these individuals represent years of training investment and historically have formed a key segment of the U.S. biotechnology workforce. As limitations on their residency and employment take effect, a growing share of talent is migrating to foreign markets. The U.S. life science real estate market has historically benefited from robust domestic R&D activity and venture capital investment. However, other countries are increasingly positioned to attract top-tier biomedical talent, venture capital, and clinical trials. The global leadership in biotechnology currently held by the U.S. may begin to shift abroad. The reduced attractiveness of the U.S. as a destination for research and commercialization could lead to a substantial long-term decline in the size of our life science tenant base and of life science real estate.

Drug pricing regulation — Most-Favored-Nation Executive Order

On May 12, 2025, President Trump issued an executive order titled "Delivering Most-Favored-Nation Prescription Drug Pricing to American Patients," directing the U.S. HHS to set U.S. drug price benchmarks at the lowest prices paid in comparable developed countries. Although the President projected price reductions of 30%–80%, most reforms would require formal rulemaking and are likely to face legal obstacles. In July 2025, the White House sent letters to the chief executive officers of 17 major drug manufacturers, demanding compliance within 60 days and noting that noncompliance could result in the federal government's enforcement through "every tool in our arsenal." Recently, the Trump administration and AstraZeneca and Pfizer reached public agreements under which both companies will offer many drugs at "most-favored-nation" ("MFN") pricing through Medicaid and via a new direct-to-consumer platform, and in return AstraZeneca and Pfizer will receive a three-year tariff reprieve. While these developments signal accelerating government pressure on industry pricing, they also inject significant ambiguity into commercial forecasts for pharmaceutical and biotechnology firms. If widely adopted, MFN pricing could materially compress margins, reduce investment in R&D, and suppress expansions by our life science tenants, adversely impacting demand for laboratory and related technical office space and manufacturing space and thereby posing downside risk to property income and investment valuations.

<u>Reductions in Medicaid funding under the OBBB Act</u>

On July 4, 2025, the OBBB Act was signed into law. Included in the bill is an estimated $1 trillion in cuts to Medicaid spending, implemented through Medicaid work requirements, patient cost-sharing, and a phase-down of Medicaid provider taxes and state-directed payments. Such reductions in Medicaid spending could result in lower revenue for some of our life science tenants, adversely impacting their financial performance and potentially resulting in reduced life science investment and real estate requirements.

<u>Rapid expansion of China's biotechnology sector and potential adverse impact on demand for U.S. life science real estate</u>

The U.S. life science real estate market has historically benefited from robust domestic R&D activity and venture capital investment. The accelerated growth of China's biotechnology industry, fueled by state subsidies, regulatory reform, and inexpensive talent, could negatively impact demand for U.S. laboratory space. Given lower operational costs and faster clinical trial recruitment timelines, China may attract biotechnology firms to conduct their R&D activities, including clinical trials, in China rather than in the U.S.

Additionally, the U.S. biopharmaceutical sector is increasingly sourcing innovative assets from China, with over one-third of in-licensed molecules at major U.S. pharmaceutical companies now originating from Chinese firms. If biopharmaceutical companies increasingly rely on acquiring or in-licensing assets from China instead of those developed in the U.S., it could negatively impact the fundamentals of the U.S. biotechnology market, leading to reduced investment and fewer U.S.-based biotechnology companies. Should this occur, demand for domestic laboratory space could decline.

<u>Tariff escalation, trade disruption, and financial market instability</u>

Beginning in March 2025, the U.S. government implemented a series of trade actions that have reshaped global economic relations and triggered market volatility, specifically:

- On February 1, 2025, President Trump signed executive orders imposing a 25% tariff on certain imports from Mexico and Canada and a 10% tariff on all products from China.

- On March 3, 2025, the President increased tariffs on all products from China from 10% to 20%. He also implemented new 25% tariffs on certain additional imports from Mexico and Canada.

- On April 2, 2025, the President declared a national emergency to address the U.S. trade deficit and imposed a 10% universal import tariff on all goods, with higher rates for 57 trading partners. This announcement led to a significant stock market decline, with the S&P 500 Index, Dow Jones Industrial Average, and the Nasdaq Composite dropping by approximately 6.0%, 5.5%, and 5.8%, respectively.

- On April 9, 2025, facing a global financial market meltdown, the President announced a 90-day pause on tariffs for most countries but raised the tax rate on Chinese imports to 125%. Following the announcement, the S&P 500 Index surged 9.5%. However, on April 10, 2025, U.S. stocks fell as the initial euphoria over the pause on tariffs faded. Subsequently, on June 12, 2025, the President announced that the 125% tariff would be replaced with a 55% tariff on select Chinese goods. Pharmaceutical ingredients and critical materials remained partially exempt.

- On April 14, 2025, the U.S. government launched an investigation into pharmaceuticals to justify tariffs that may be implemented on pharmaceutical products. In 2024, over $200 billion in pharmaceutical products were imported to the U.S., and it is estimated that U.S. tariffs could add $46 billion in costs to the pharmaceutical industry.

- On August 21, 2025, the U.S. and the European Union reached a trade agreement establishing a 15% ceiling on tariffs applied to pharmaceutical products traded between the two regions. The accord preserves supply chain continuity for a significant share of imported active pharmaceutical ingredients and finished drug products sourced from Europe while signaling potential divergence in tariff treatment for manufacturers based outside allied markets such as India and China.

- On September 25, 2025, President Trump announced, effective October 1, 2025, pharmaceutical manufacturers would be subject to a 100% tariff on all branded and patented drugs imported into the U.S. The President stated that manufacturers could avoid these tariffs by establishing U.S.-based production operations, with qualifying activity defined as either projects that have broken ground or are already under construction. The measure excludes generic drugs and exempts companies actively developing or constructing domestic manufacturing facilities.

If tariff uncertainty, its associated costs, and the disruption of broader financial markets continue, we may face the following risks:

- Restricted access to capital. Market instability may hinder our ability to raise capital, including through dispositions, sales of partial interests, and new debt capital, and could potentially delay our current or future development and redevelopment projects.

- Rising construction costs. Our general contractors may face difficulty procuring construction materials at reasonable prices, particularly those subject to tariffs or disrupted supply, which may lead to project delays and/or increased costs. Rising costs and procurement challenges could significantly impact the yields and delay commencement of net operating income from our current and future development and redevelopment pipeline.

- Risks to tenant operations. Many of our tenants rely on the import and export of materials, components, and/or specialized equipment. As a result, their products may become prohibitively expensive to manufacture or sell. These challenges may adversely affect our tenants' ability to meet their lease obligations or to renew their leases with us.

- Macroeconomic impact. Widespread tariffs, restricted trade, increased market volatility, and reduced investor confidence may trigger inflationary pressure and elevate the risk of a U.S. recession.

The cost increases that may result from tariffs, trade conflicts, and financial market volatility may significantly impact our development and redevelopment projects. Elevated material costs may lead to higher overall project budgets and extended construction timelines or require modifications to project scope to preserve economic feasibility. Any such adjustments may prevent our delivery of space on time and within budget, delay occupancy and commencement of rental income, and impact projected net operating income and yields.

Any of the aforementioned and future developments may adversely affect occupancy rates, rental income, and the value of our real estate portfolio in several ways. First, regulatory delays and reduced NIH funding may slow the pace of innovation and company formation, leading to fewer early-stage tenants seeking laboratory space. Established tenants may face financial strain due to reduced grant support, drug pricing pressures, and increased operational costs from tariffs, prompting them to downsize, consolidate, or defer expansion plans. These dynamics could result in lower leasing, increased vacancy rates, and downward pressure on rental rates across our portfolio.

Second, macroeconomic volatility and restricted access to capital markets may impair our ability to fund new developments and redevelopments, raise new debt or equity capital at favorable terms, and impact pricing on dispositions. Rising construction costs and supply chain disruptions could delay project completions, reduce development yields, and impact the timing of rental income generation. Additionally, if tenants are unable to absorb higher operating costs or pass them on to customers, their financial health may deteriorate, increasing the risk of lease defaults or renegotiations.

Finally, the growing competitiveness of international markets, particularly China's rapidly expanding biotechnology sector, may shift R&D activity abroad, reducing domestic demand for specialized laboratory infrastructure. If U.S.-based life science companies increasingly rely on foreign innovation or relocate operations to more favorable regulatory or cost environments, the long-term fundamentals of the U.S. life science real estate market could weaken. This may lead to asset devaluation, reduced investor confidence, and a more challenging environment for sustaining growth and delivering stockholder value.

Life science industry dynamics

The life science industry is undergoing a prolonged period of structural and cyclical challenges that may materially and adversely affect our business, financial condition, and results of operations. The venture capital ecosystem that supports early-stage platform development has experienced several years of contraction as investors look to more de-risked later-stage assets that may not require significant R&D laboratory requirements. Additionally, historical performance data increasingly shows that life science venture capital returns have underperformed relative to technology-focused funds and broader public market indices. While a small number of firms have consistently outperformed, the majority of life science-focused funds have delivered uneven results, leading institutional investors, including endowments, foundations, and pension funds, to reassess their long-term allocations to the sector.

This reassessment may result in a long-term reduction in capital available to private biotechnology companies, which represent a meaningful portion of our tenant base. The high failure rate of private biotechnology companies, coupled with the increasing cost and complexity of drug development, has led many investors to shift their focus toward more de-risked clinical-stage assets, often sourced internationally. As a result, fewer early-stage private biotechnology companies may be formed and funded in the U.S., which may reduce demand for the specialized laboratory space we provide across our portfolio.

In addition, the private life science market has become increasingly selective, with available capital chasing a limited number of high-quality opportunities. This dynamic has compressed potential returns, on average, and altered the risk-reward profile for investors. While this does not necessarily indicate a permanent shift, it does reflect a more cautious and selective investment environment that may persist for the foreseeable future. These conditions may lead to reduced biotechnology company formation in the U.S., diminished tenant demand, slower leasing velocity, and increased turnover among higher-risk early-stage biotechnology tenants, particularly in markets where our portfolio is heavily concentrated in emerging biotechnology.

These industry dynamics may also affect our ability to raise capital to fund future development projects. If capital markets perceive the life science sector as structurally challenged, our cost of capital may increase and our access to equity or debt financing may be constrained. This could limit our ability to pursue new development opportunities, reposition existing assets, or invest in strategic initiatives that enhance long-term stockholder value.

To address these risks, we have employed and may continue to employ a range of mitigating strategies, including:

- Deepening relationships with top-tier venture capital firms and academic institutions to identify and support high-potential tenants earlier in their life cycle.
- Expanding our proprietary products to offer operational support, shared infrastructure, and flexible leasing models that improve capital efficiency for emerging companies.
- Enhancing our data and analytics capabilities to better assess tenant viability, monitor portfolio risk, and inform leasing and development decisions.
- Exploring strategic partnerships with pharmaceutical companies, contract research organizations ("CROs"), and investment-grade institutions to create more stable demand anchors within our campuses.
- Convening influential stakeholders through our industry-leading Alexandria Summit® event series, which brings together key decision makers, life science thought leaders, venture capital firms, members of Congress, regulatory agency executives, and other policymakers to prioritize diseases with unmet needs and advance the development of novel effective therapies.
- Exploring alternative uses for Alexandria's robust laboratory and office infrastructure by, for example, technology tenants that require specialized R&D space.

While we believe these strategies can help mitigate the impact of current industry headwinds, there can be no assurance that they will fully offset the risks associated with reduced formation and performance of private biotechnology companies. If we are unable to respond effectively to these evolving market conditions, our ability to lease space, maintain high occupancy levels, generate consistent cash flows, deliver earnings growth, and provide long-term value to our stockholders may be materially and adversely affected.

<u>Failure of the U.S. federal government to manage its fiscal matters may negatively impact the economic environment and adversely impact our business</u>

An inability of the U.S. federal government to manage its fiscal matters and enact appropriate fiscal legislation may significantly impact the national and global economic and financial environment, result in reduced economic confidence domestically and globally, reduce investment spending, increase borrowing costs, impact availability and cost of capital, and significantly hinder or reduce economic activity. These economic impacts could adversely affect our business and the businesses of our tenants.

In September 2025, Congress failed to enact a budget for the upcoming fiscal year, which resulted in a partial government shutdown that lasted for 43 days. The shutdown affected certain key agencies at the federal government level, resulting in partial closures of operations. During a shutdown, the FDA maintains critical operations but may be unable to accept or process new drug applications. The NIH and CDC may experience staffing furloughs, suspended operations, and delayed reviews of grant applications. Prolonged or repeated shutdowns or short-term Congressional budget resolutions could adversely affect business operations of some of our tenants that depend on federal funding, contracts, or regulatory actions to sustain their operations. Our tenants may experience delays in submitting or advancing new drug applications, or receiving device approvals should the operations at the FDA and other oversight bodies be reduced. The NIH may pause peer-review meetings, issuance of new grants, and many program activities, and its Clinical Center will be unable to launch new trials during the funding lapse. The FDA's operations may become limited to work deemed "safety-critical" and activities supported by carryover user fees, and the agency has stated it will be unable to accept certain new submissions requiring fees until funding resumes. These outcomes could impede R&D progress, postpone commercialization milestones, and delay anticipated financing. Additionally, the broader economic and capital market consequences of an extended shutdown, such as weakened investor confidence, deferred initial public offerings ("IPOs"), and a slower pace of venture and private equity deployment, could further strain tenants' access to capital. Our tenants may seek to reduce cash outflows by delaying rent payments, renegotiating lease terms, downsizing existing space commitments, or filing for bankruptcy or ceasing operations altogether.

If any of our tenants becomes a debtor in a case under the U.S. Bankruptcy Code, as amended, we cannot evict that tenant solely because of its bankruptcy. The bankruptcy court may authorize the tenant to reject and terminate its lease with us. Our claim against such a tenant for uncollectible future rent would be subject to a statutory limitation that will likely be substantially less than the remaining rent actually owed to us under the tenant's lease. Any shortfall in rent payments could adversely affect our cash flows and our ability to make distributions to our stockholders.

We hold equity investments in certain publicly traded companies, limited partnerships, and privately held entities primarily involved in the life science and technology industries. The valuation of these investments is affected by many external factors beyond our control, including, but not limited to, market prices, market conditions, healthcare legislation, prospects for favorable or unfavorable clinical trial results, new product initiatives, the manufacturing and distribution of new products, product safety and efficacy issues, and new collaborative agreements. Reduced activities or temporary closures of agencies such as the FDA and SEC may adversely affect business operations, financial results, IPO processing, and project funding for the companies in which we hold equity investments. Unfavorable developments with respect to any of these factors may have an adverse impact on the valuation of our equity investments.

We cannot predict the timing or duration of appropriation lapses or the extent of any public policy changes. If a government shutdown occurs, our business and that of our tenants and our venture investment portfolio companies could be adversely affected. These risks may also impact our overall liquidity, our borrowing costs, or the market price of our common stock.

***Changes in laws and regulations that control drug pricing for government programs may adversely impact our operating results and our business.***

On August 22, 2022, the Inflation Reduction Act of 2022 was signed into law. This legislation allows, for the first time ever, the U.S. HHS to negotiate Medicare drug prices directly with manufacturers. Specifically, the law requires manufacturers to charge a negotiated "maximum fair price" for select drugs covered by Medicare Part B and Part D or be subject to an excise tax for noncompliance, introduces penalties for drug manufacturers that increase drug prices over the rate of inflation, and caps additional out-of-pocket expenses for Medicare beneficiaries.

We cannot predict the ultimate impact of this legislation or the content and outcome of future potential reforms and changes to the government's ability to regulate and negotiate drug pricing. Changes in policy that limit prices may reduce the financial incentives for the research and development efforts that lead to discovery and production of new therapies and solutions to life-threatening conditions. Negative impacts of new policies could adversely affect our tenants' and venture investment portfolio companies' businesses, including life science companies, which may reduce the demand for life science/laboratory space and negatively impact our operating results and our business.

**Global factors**

***The outbreak of any highly infectious or contagious disease could adversely impact or cause disruption to our financial condition and results of operations.***

The effects of any future outbreak of any highly infectious or contagious disease on our (or our tenants') ability to successfully operate could be adversely impacted by the following factors, among others:

- The continued service and availability of personnel, including our executive officers and other leaders who are part of our management team, and our ability to recruit, attract, and retain skilled personnel. To the extent our management or personnel are impacted in significant numbers by the outbreak of pandemic or epidemic disease and are not available or allowed to conduct work, our business and operating results may be negatively impacted.
- Our (or our tenants') ability to operate, generally or in affected areas, or delays in the supply of products or services from our vendors that are necessary for us to operate effectively.
- Our tenants' ability to pay rent on their leases in full and timely and, to the extent necessary, our inability to restructure our tenants' long-term rent obligations on terms favorable to us or to timely recapture the space for re-leasing.
- Difficulty in our accessing debt and/or equity capital on attractive terms, or at all, and a severe disruption and instability in the global financial markets, or deterioration in credit and financing conditions, which may affect our (or our tenants') ability to access capital necessary to fund business operations or replace or renew maturing liabilities on a timely basis and may adversely affect the valuation of financial assets and liabilities, any of which could affect our (or our tenants') ability to meet liquidity and capital expenditure requirements or could have a material adverse effect on our business, financial condition, results of operations, and cash flows.
- Complete or partial closures of, or other operational issues at, one or more of our properties resulting from government action or directives.
- Our (or our tenants') ability to continue or complete construction as planned for our tenants' operations, or delays in the supply of materials or labor necessary for construction, which may affect our (or our tenants') ability to complete construction or to complete it timely, our ability to prevent a lease termination, and our ability to collect rent, which may have a material adverse effect on our business, financial condition, results of operations, and cash flows.
- The cost of implementing precautionary measures, including, but not limited to, potential additional health insurance and labor-related costs.
- Governmental efforts (such as moratoriums on or suspensions of eviction proceedings) that may affect our ability to collect rent or enforce remedies for the failure of our tenants to pay rent.

- Uncertainty related to whether the U.S. Congress or state legislatures will pass additional laws providing for additional economic stimulus packages, governmental funding, or other relief programs, whether such measures will be enacted, whether our tenants will be eligible or will apply for any such funds, whether the funds, if available, could be used by our tenants to pay rent, and whether such funds will be sufficient to supplement our tenants' rent and other obligations to us.
- Deterioration of global economic conditions and job losses, which may decrease demand for and occupancy levels of our rental properties and may cause our rental rates and property values to be negatively impacted.
- Our dependence on short-term and long-term debt sources, including our unsecured senior line of credit, commercial paper program, and unsecured senior notes, which may affect our ability to continue our investing activities and make distributions to our stockholders.
- Declines in the valuation of our properties, which may affect our ability to dispose of assets at attractive prices or to obtain debt financing secured by our properties and may reduce the availability of debt funding.
- Declines in the valuation of our venture investment portfolio, which may (i) impede our ability to realize the value at which these investments are carried if we are required to dispose of them, (ii) make it difficult for us to sell these investments on a timely basis, and (iii) impair the value of such investments.
- Refusal, failure, or delay by one or more of our lenders under our unsecured senior line of credit to fund their financing commitment to us, which we may not be able to replace on favorable terms, or at all.
- To the extent we enter into derivative financial instruments, one or more counterparties to our derivative financial instruments could default on their obligations to us or could fail, increasing the risk that we may not realize the benefits of utilizing these instruments.
- Any possession taken of our properties, in whole or in part, by governmental authorities for public purposes in eminent domain proceedings.
- Our level of insurance coverage and recovery we receive under any insurance we maintain, which may be delayed by, or insufficient to fully offset potential/actual losses caused by any highly infectious or contagious disease.
- Any increase in insurance premiums and imposition of large deductibles.
- Our level of dependence on the Internet, as it relates to employees' working remotely, and increases in malware campaigns and phishing attacks preying on the uncertainties surrounding any highly infectious or contagious disease, which may increase our vulnerability to cyberattacks.
- Our ability to ensure business continuity in the event our continuity of operations plan is not effective or is improperly implemented or deployed during a disruption.
- Our ability to operate, which may cause our business and operating results to decline or may impact our ability to comply with regulatory obligations and may lead to reputational harm and regulatory issues or fines.

The rapid spread, development, and fluidity of a highly infectious or contagious disease may result in significant disruption of the global financial market and labor markets and may lead to a deterioration of economic conditions, an economic downturn, and/or a recession at a global scale, which could materially affect our (or our tenants') performance, financial condition, results of operations, and cash flows.

***The outbreak or spread of any highly infectious or contagious disease could adversely impact or cause disruption to our tenants' financial condition and results of operations, which may adversely impact our ability to generate income sufficient to meet operating expenses or generate income and capital appreciation.***

Our tenants, many of which conduct business in the life science industry, may incur significant costs or losses responding to any highly infectious or contagious disease, lose business due to interruption in their operations, or incur other liabilities related to shelter-in-place orders, quarantines, infection, or other related factors. Tenants that experience deteriorating financial conditions as a result of the outbreak or spread of such disease may be unwilling or unable to pay rent in full or timely due to bankruptcy, lack of liquidity, lack of funding, operational failures, or other reasons. Our tenants' defaults and delayed or partial rental payments could adversely impact our rental revenues and operating results.

The negative effects of any highly infectious or contagious disease on our tenants in the life science industry may include, but are not limited to:

- Delays or difficulties in enrolling patients or maintaining scheduled study visits in clinical trials;
- Delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and staff;
- Diversion of healthcare resources away from clinical trials, including the diversion of hospitals serving as our tenants' clinical trial sites and hospital staff supporting the conduct of our tenants' clinical trials;
- Interruptions of key clinical trial or other research activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers, and others;
- Limitations in employee resources that would otherwise be focused on our tenants' research, business, or clinical trials, including because of sickness of employees or their families, the desire of employees to avoid contact with large groups of people, or as a result of the governmental imposition of shelter-in-place or similar working restrictions;
- Interruptions in supply chain, manufacturing, and global shipping, or other delays that may affect the transport of materials necessary for our tenants' research, clinical trials, or manufacturing activities;

- Reduction in revenue projections for our tenants' products due to the prioritization of the treatment of affected patients over other treatments, such as specialty and elective procedures;
- Delays in necessary interactions with ethics committees, regulators, and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees;
- Delays in receiving approval from regulatory authorities to initiate planned clinical trials or research activities;
- Delays in commercialization of our tenants' products and approval by government authorities (such as the FDA and the federal and state Emergency Management Agencies) of our tenants' products caused by disruptions, funding shortages, or health concerns, as well as by the prioritization by the FDA of the review and approvals of diagnostics, therapeutics, and vaccines that are related to an outbreak;
- Difficulty in retaining staff or rehiring staff in connection with layoffs caused by deteriorating global market conditions;
- Changes in local regulations as part of a response to an outbreak or spread that may require our tenants to change the ways in which their clinical trials are conducted, which may result in unexpected costs or the discontinuation of the clinical trials altogether;
- Refusal or reluctance of the FDA to accept data from clinical trials in affected geographies outside the U.S.;
- Diminishing public trust in healthcare facilities or other facilities that are treating (or have treated) patients affected by contagious diseases; and
- Inability to access capital on terms favorable to our tenants because of changes in company valuation and/or investor appetite due to a general downturn in economic and financial conditions and the volatility of the market.

The negative effects of any highly infectious or contagious disease on our tenants in the agtech industry may include:

- Reduction in productive capacity and profitability because of decreased labor availability due, for example, to government restrictions, the inability of employees to report to work, or collective bargaining efforts;
- Potential contract cancellations, project reductions, and reduction in demand for our tenants' products due to the adverse effect on business confidence and consumer sentiments and the general downturn in economic conditions;
- Disruption of the logistics necessary to import, export, and deliver products to target companies and their customers due to ports and other channels of entry being closed or operating at only a portion of capacity;
- Disruptions to manufacturing facilities and supply lines; and
- Inability to access capital on terms favorable to our tenants because of changes in company valuation and/or investor appetite due to a general downturn in economic and financial conditions and the volatility of the market.

The negative effects of any highly infectious or contagious disease on our tenants in the technology industry may include:

- Reduction in staff productivity due to business closures, alternative working arrangements, or illness of staff and/or illness in the family;
- Reduction in sales of our tenants' services and products, longer sales cycles, reduction in subscription duration and value, slower adoption of new technologies, and increase in price competition due to economic uncertainties and downturns;
- Disruptions to our tenants' supply chain, manufacturing vendors, or logistics providers of products or services;
- Limitations on business and marketing activities due to travel restrictions, virtualization, or cancellation of related events;
- Adverse impact on customer relationships and our ability to recognize revenues due to our tenants' inability to access their clients' sites for implementation and on-site consulting services;
- Inability to recruit and develop highly skilled employees with appropriate qualifications, to conduct background checks on potential employees, and to provide necessary equipment and training to new and existing employees;
- Network infrastructure and technology system failures of our tenants, or of third-party services used by our tenants, which may result in system interruptions, reputational harm, loss of intellectual property, delays in product development, lengthy interruptions in services, breaches of data security, and loss of critical data;
- Higher employment compensation costs that may not be offset by improved productivity or increased sales; and
- Inability to access capital on terms favorable to our tenants because of changes in company valuation and/or investor appetite due to a general downturn in economic and financial conditions and the volatility of the market.

The potential impact of any highly infectious or contagious disease with respect to our tenants or our properties is difficult to predict and could have a material adverse impact on our tenants' operations and, in turn, on our revenues, business, and results of operations, as well as the value of our stock. Any highly infectious or contagious disease may directly or indirectly cause the realization of any of the other risk factors included in this annual report on Form 10-K.

**Other factors**

**_We may incur significant costs if we fail to comply with laws or if laws change._**

Our properties are subject to many federal, state, and local regulatory requirements and to state and local fire, life-safety, environmental, and other requirements. If we do not comply with all of these requirements, we may have to pay fines to government authorities or damage awards to private litigants or temporarily halt operations due to injunctions. We do not know whether these requirements will change or whether new requirements will be imposed. Changes in these regulatory requirements could require us to make significant unanticipated expenditures. These expenditures could have an adverse effect on us and our ability to make distributions to our stockholders.

For example, the California Safe Drinking Water and Toxic Enforcement Act, also referred to as Proposition 65, requires "clear and reasonable" warnings be given to persons who are exposed to chemicals known to the State of California to cause cancer or reproductive toxicity. We believe that we comply with Proposition 65 requirements; however, there can be no assurance that we will not be adversely affected by litigation or regulatory enforcement relating to Proposition 65. In addition, there can be no assurance that the costs of compliance with new environmental laws and regulations will not be significant or will not adversely affect our ability to meet our financial expectations, our financial condition, results of operations, and cash flows.

**_We may incur significant costs in complying with the Americans with Disabilities Act and similar laws._**

Under the ADA, places of public accommodation and/or commercial facilities must meet federal requirements related to access and use by disabled persons. We may be required to make substantial capital expenditures at our properties to comply with this law. In addition, non-compliance could result in the imposition of fines or an award of damages to private litigants.

A number of additional federal, state, and local laws and regulations exist regarding access to properties by disabled persons. These regulations may require modifications to our properties or may affect future renovations. These expenditures may have an adverse impact on overall returns on our investments.

**_We face possible risks and costs associated with the effects of climate change and severe weather._**

We cannot predict the rate at which climate change will progress. However, the physical effects of climate change could have a material adverse effect on our properties, operations, and business. For example, most of our properties are located along the east and west coasts of the U.S. To the extent that climate change impacts changes in weather patterns, our markets could experience severe weather, including hurricanes, severe winter storms, and coastal flooding due to increases in storm intensity and rising sea levels. Certain of our properties are also located along shorelines and may be vulnerable to coastal hazards, such as water stress, severe weather patterns, and storm surges. In addition, properties in certain regions may face heightened exposure to wildfire and drought conditions, which can lead to water stress and increased risk of property damage or operational disruption. Over time, these conditions could result in declining demand for space at our properties, delays in construction, resulting in increased construction costs, or in our inability to operate the buildings at all. Climate change and severe weather may also have indirect effects on our business by increasing the cost of, or decreasing the availability of, property insurance on terms we find acceptable, by increasing the costs of energy, maintenance, repair of water and/or wind damage, and snow removal at our properties.

On March 6, 2024, the SEC adopted new standards that would require quantitative disclosures of certain climate-related metrics and greenhouse gas ("GHG") emissions, including within the footnotes to our consolidated financial statements, which were originally set to take effect in May 28, 2024. However, on April 4, 2024, the SEC issued an order to stay these rules pending judicial review following legal challenges. In March 2025, the SEC voted to withdraw its defense of the rules, and since that time it has maintained the stay. As of the date of this report, the rules remain stayed indefinitely, and their future implementation is uncertain.

In addition, California introduced climate-related reporting requirements under the Climate Corporate Data Accountability Act (SB 253) and the Climate-Related Financial Risk Act (SB 261), which were signed into law in October 2023. SB 253 requires companies doing business in California to report their greenhouse gas emissions (Scope 1 and 2, and later Scope 3) according to a schedule to be implemented through rulemaking by the California Air Resources Board ("CARB"). SB 261 requires covered companies to prepare biennial climate-related financial risk reports; however, a court order has delayed implementation of SB 261 pending appeal, and CARB has indicated it will not enforce the January 1, 2026 deadline while the injunction remains in effect.

In August 2022, the U.S. Congress enacted the Inflation Reduction Act of 2022, which directed nearly $400 billion of federal spending toward reducing carbon emissions and funding clean energy over the next 10 years and was designed to encourage private investment in clean energy, transport, and manufacturing. Since its inaugural year in 2023, nearly $500 billion in new green investments and 334,000 new green jobs across the U.S. have been attributed to the IRA. However, long-term impacts and benefits, if any, resulting from the IRA are still to be determined.

Numerous states and municipalities have adopted state and local laws and policies on climate change and emission reduction targets impacting the building sector. For example, certain cities, including Boston, Cambridge, New York, and Seattle, have adopted or are implementing requirements relating to GHG emissions associated with building operations. Some municipalities, including the Cities of New York and San Francisco, have also implemented electrification and/or restrictions on certain natural-gas uses in certain new construction projects.

Following the 2024 U.S. elections and changes in U.S. federal policy priorities, developments may create regulatory uncertainty with respect to climate change policy. For example, in January 2025, the U.S. submitted notice of withdrawal from the Paris Agreement, marking a significant shift in U.S. climate policy. It remains unclear what further actions with respect to domestic and international programs and initiatives will be taken and what support U.S. policymakers would have for any potential changes to such legislative programs and initiatives in the U.N. or the U.S. Congress.

Changes in federal, state, and local legislation and regulation based on concerns about climate change could result in increased capital expenditures on our existing properties and our new development properties (for example, to improve their energy efficiency and/or resistance to severe weather), and in our and our tenants' increased compliance and other costs, without a corresponding increase in revenue, which may result in adverse impacts to our and our tenants' operating results.

We rely on a limited number of vendors to provide key services, including, but not limited to, utilities and construction services, at certain of our properties. If, as a result of unanticipated events, including those resulting from climate change, these vendors fail to adequately provide key services, we may experience significant interruptions in service and disruptions to business operations at our properties, incur remediation costs, and become subject to claims and damage to our reputation.

Nearly 33% of the properties we own and operate are located in California, where climate change has been linked to the progressively warmer and drier weather associated with ideal conditions for highly destructive wildfires. For example, most of our properties located in our San Francisco Bay Area market depend on PG&E for the delivery of electric and gas services. In January 2019, in response to potential liabilities arising from a series of catastrophic wildfires that occurred in Northern California in 2017 and 2018, PG&E initiated voluntary reorganization proceedings under Chapter 11 of the U.S. Bankruptcy Code. While PG&E emerged from bankruptcy in July 2020, there is no guarantee that PG&E will be able to sustain safe operations and continue to provide consistent utilities services. During periods of high winds and high fire danger in recent fire seasons, PG&E has preemptively shut off power to areas of Central and Northern California. The shutoffs were designed to help guard against fires ignited in areas with high winds and dry conditions. PG&E has warned that it may have to employ shutoffs while the utility company addresses maintenance issues. Future shutoffs of power may impact the reliability of access to a stable power supply at our properties. There is no guarantee that in the future climate change and severe weather will not adversely affect PG&E or any of our other key vendors, which in turn could have a material adverse effect on our properties and our tenants' operations, as well as on our financial condition, results of operations, and cash flows.

There can be no assurance that climate change and severe weather, or the potential impacts of these events on our vendors and suppliers, will not have a material adverse effect on our properties, operations, or business.

***We may incur significant costs in complying with environmental laws.***

Federal, state, and local environmental laws and regulations may require us, as a current or prior owner or operator of real estate, to investigate and remediate hazardous or toxic substances or petroleum products released at or from any of our properties. The cost of investigating and remediating contamination could be substantial and could exceed the amount of any insurance coverage available to us. In addition, the presence of contamination, or the failure to properly remediate, may adversely affect our ability to lease or sell an affected property, or to borrow funds using that property as collateral.

Under environmental laws and regulations, we may have to pay government entities or third parties for property damage and for investigation and remediation costs incurred by those parties relating to contaminated properties regardless of whether we knew of or caused the contamination. Even if more than one party was responsible for the contamination, we may be held responsible for all of the remediation costs. In addition, third parties may sue us for damages and costs resulting from environmental contamination, or jointly responsible parties may contest their responsibility or be financially unable to pay their share of such costs.

Environmental laws also govern the presence, maintenance, and removal of asbestos-containing building materials. These laws may impose fines and penalties on us for the release of asbestos-containing building materials and may allow third parties to seek recovery from us for personal injury from exposure to asbestos fibers. We have detected asbestos-containing building materials at some of our properties, but we do not expect that they will result in material environmental costs or liabilities for us.

Environmental laws and regulations also require the removal or upgrading of certain underground storage tanks and regulate:

- The discharge of stormwater, wastewater, and any water pollutants;
- The emission of air pollutants;
- The generation, management, and disposal of hazardous or toxic chemicals, substances, or wastes; and
- Workplace health and safety.

Many of our tenants routinely handle hazardous substances and wastes as part of their operations at our properties. Environmental laws and regulations subject our tenants, and potentially us, to liability resulting from these activities. Environmental liabilities could also affect a tenant's ability to make rental payments to us. We require our tenants to comply with these environmental laws and regulations and to indemnify us against any related liabilities.

Independent environmental consultants have conducted Phase I or similar environmental assessments at our properties. We intend to use consultants to conduct similar environmental assessments on our future acquisitions. These types of assessments generally include a site inspection, interviews, and a public records review, but no subsurface sampling. These assessments and certain additional investigations of our properties have not to date revealed any environmental liability that we believe would have a material adverse effect on our business, assets, or results of operations.

Additional investigations have included, as appropriate:

- Asbestos surveys;
- Radon surveys;
- Lead-based paint surveys;
- Mold surveys;
- Additional public records review;
- Subsurface sampling; and
- Other testing.

Nevertheless, it is possible that the assessments on our current properties have not revealed, and that assessments on future acquisitions will not reveal, all environmental liabilities. Consequently, there may be material environmental liabilities of which we are unaware that may result in substantial costs to us or our tenants and that could have a material adverse effect on our business.

Environmental, health, or safety matters are subject to evolving regulatory requirements. Costs and capital expenditures relating to the evolving requirements depend on the timing of the promulgation and enforcement of new standards. As discussed in the immediately preceding risk factor, due to concern over the risks of climate change, a more restrictive regulatory framework to reduce GHG pollution might be implemented, including the adoption of carbon taxes, restrictive permitting, and increased efficiency standards. These requirements could make our operations more expensive and lengthen our project timelines. The costs of complying with evolving regulatory requirements, including GHG regulations and policies, could negatively impact our financial results. Moreover, changes in environmental regulations could inhibit or interrupt our operations or require modifications to our facilities. Accordingly, environmental, health, or safety regulatory matters could result in significant unanticipated costs or liabilities and could have a material adverse effect on our business, financial condition, results of operations, and cash flows, and the market price of our common stock.

***We may be unable to meet our sustainability goals.***

We seek to make a positive and meaningful impact on the health, safety, and well-being of our tenants, stockholders, employees, and the communities in which we live and work. In support of these efforts, we have set sustainability goals for development projects, including energy and water use reduction, diversion of construction waste from landfills, and targeted levels of certification by third-party green and healthy building rating organizations and programs. For our operating properties, we have set a 2030 target to reduce operational emissions per RSF, and we continue to pursue measures aimed at reducing water consumption and increasing waste diversion. There are significant risks that may prevent us from achieving such goals, including, but not limited to, the following possibilities:

- Change in market conditions may affect our ability to deploy capital for projects such as those that reduce energy, water consumption, and GHG emissions and that provide waste savings.
- Investment-grade renewable energy projects available for contracting by 2030 have declined due to interconnection delays, transmission constraints, and rising demand from large buyers. Contract costs have increased, driven by higher material and labor costs, tariffs, extended interconnection timelines, and competition. Additionally, changes in federal, state, and local laws, incentive programs, and tax credits, as well as volatility in renewable energy credit markets are risks that may impact project economics and timelines. Such changes in the availability, costs, regulatory environment, and market dynamics for renewable energy may impact our ability to procure renewable energy to reduce GHG emissions from purchased electricity.

- Our tenants may be unwilling or unable to accept potential incremental expenses associated with sustainability programs, including expenses to procure renewable electricity, and comply with requirements stipulated under building certification standards such as LEED, Fitwel, and WELL.

The realization of any of the above risks could significantly impact our reputation, our ability to reduce operational emissions per RSF to meet our 2030 target, our ability to attract tenants that have set GHG emissions reduction goals and/or include LEED certification among their priorities when selecting a location to lease, and our ability to continue developing properties in markets where high levels of LEED certification contribute to our efforts to obtain building permits and entitlements.

***Changes in U.S. accounting standards may adversely impact us.***

The regulatory boards and government agencies that determine financial accounting standards and disclosures in the U.S., which include the FASB and the SEC, continually change and update the financial accounting standards we must follow.

From time to time, the FASB issues ASUs that could have a material effect on our financial condition or results of operations, which in turn could also significantly impact the market price of our common stock. Such potential impacts include, without limitation, significant changes to our balance sheet, significant changes to the timing or methodology of revenue or expense recognition, or significant fluctuations in our reported results of operations, including an increase in our operating expenses or general and administrative expenses related to payroll costs, legal costs, and other out-of-pocket costs incurred in order to comply with the requirements of these ASUs.

Any difficulties in the implementation of changes in accounting principles, including the ability to modify our accounting systems and to update our policies, procedures, information systems, and internal control over financial reporting, could result in materially inaccurate financial statements, which in turn could harm our operating results or cause us to fail to meet our reporting obligations. Significant changes that may be introduced by ASUs could cause fluctuations in revenue and expense recognition and materially affect our results of operations. We may also experience an increase in general and administrative expenses resulting from additional resources required for the initial implementation of such ASUs. This could adversely affect our reported results of operations, profitability, and financial statements. Additionally, the adoption of new accounting standards could affect the results of our debt covenant calculations. It cannot be assured that we will be able to work with our lenders to successfully amend our debt covenants in response to changes in accounting standards.

***We and the third parties with whom we work are subject to evolving privacy and information security laws, regulations, policies, and contractual obligations related to data privacy and security. Changes to these requirements, or actual or perceived noncompliance by us or the third parties with whom we work, could subject us to fines or penalties, increased costs of doing business, compliance risks, and potential liability and could materially and adversely affect our business, financial condition, and results of operations.***

In the ordinary course of business, we process personal information and other sensitive data, including that of our tenants, vendors, and employees. As such, we are subject to numerous data privacy and security obligations, including laws, regulations, external and internal data privacy and security policies, and contractual requirements.

In the U.S., federal, state, and local governments have enacted numerous data privacy and security laws. For example, the California Consumer Privacy Act of 2018, as amended ("CCPA"), applies to personal information of job applicants, employees, and independent contractors who are California residents and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for fines and allows private litigants affected by certain data breaches to recover significant statutory damages.

We have taken actions to proactively enhance our handling of personal information, including, but not limited to:

- Updating external and internal privacy notices and policies;
- Implementing procedures to comply with the CCPA, including procedures to effectively address potential requests from California residents, including our employees, regarding their personal information;
- Revising our document retention policy to minimize the storage of information subject to the CCPA; and
- Amending contracts with our partners and vendors to incorporate data use restrictions, security measures, and other required provisions.

However, there is no guarantee that we will adequately address the requirements of the CCPA, or evolving laws in other jurisdictions.

Additionally, under various privacy laws and other obligations, we may be required to obtain certain consents to process personal information. For example, some of our data processing practices have been and may in the future be subject to challenges or lawsuits under data privacy and communications laws, including for example under wiretapping laws, if we share personal information with third parties through various methods, including cookies or via third-party marketing pixels. These practices may be subject to increased challenges by class action plaintiffs. Our inability or failure to obtain consent for these practices could result in adverse consequences, including class action litigation and mass arbitration demands.

Our employees and personnel use generative artificial intelligence ("AI") and/or automated decision-making technologies to perform their work, and the disclosure and use of personal information in AI technologies is subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws and regulations regulating AI and/or automated decision-making technologies. Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and lawsuits. If we are unable to use AI and/or automated decision-making technologies, it could make our business less efficient and result in competitive disadvantages.

We publish privacy policies, marketing materials, and other statements concerning data privacy and security. Regulators in the U.S. are increasingly scrutinizing these statements, and if these policies, materials, or statements are found to be deficient, lacking in transparency, deceptive, unfair, misleading, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

The data privacy and security landscape is becoming increasingly complex. Differing regulations may result in inconsistent applications and interpretations across multiple jurisdictions. As such, we may be required to devote significant resources and implement or significantly change existing technologies, systems, or practices in order to prepare for and comply with new regulations. Our actual or perceived failure to comply with applicable federal, state, and local privacy laws could lead to:

- Damage to our reputation;
- Increased remediation and compliance costs;
- Government investigations and enforcement actions;
- Fines, penalties, or litigation, including class actions;
- Challenges in raising capital; and
- Inability to execute on our business strategy, including our growth plans.

Changes in the aforementioned laws and obligations may subject us to increased compliance risks and potential liability, and materially and adversely impact our business, financial condition, and results of operations.

*If our information technology networks or data, or those of third parties with whom we work, are or were disrupted or otherwise compromised, we could experience adverse consequences resulting from such compromise, including, but not limited to, costly remediation or other expenses, liability under federal and state laws, litigation and investigations, reputational damage, disruptions to our business operations, decreased cash flows, and other adverse consequences.*

Information technology, communication networks, enterprise applications, and related systems, including those in our properties, are essential to the operation of our business. In the ordinary course of our business, we use these systems to service our tenants, manage our tenant and vendor relationships, and for internal communications, accounting, financial reporting, record-keeping, and many other key aspects of our business. These operations rely on the secure collection, storage, transmission, and other processing of confidential and other sensitive data in our computer systems and networks and subject us, and the third parties with whom we work, to a variety of evolving threats, including, but not limited to, ransomware attacks, which could cause security incidents.

Cyberattacks, malicious Internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our confidential, proprietary, and sensitive data and information technology systems, and those of the third parties with whom we work. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer "hackers," threat actors, "hacktivists," organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors.

Some actors now engage and are expected to continue to engage in cyberattacks, including, without limitation, nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties with whom we work may be vulnerable to a heightened risk of these attacks, including retaliatory cyberattacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell, and distribute our services.

We and the third parties with whom we work are subject to a variety of evolving threats, including, but not limited to, physical break-ins; disruptions due to power outages or catastrophic events, such as fires, floods, hurricanes, and earthquakes; breaches of our secure network by an unauthorized party (including those caused by supply chain breaches); software vulnerabilities or bugs; malware (including as a result of advanced persistent threat intrusions); malicious code (such as computer viruses and worms); attachments to emails; denial-of-service attacks; credential stuffing; credential harvesting; employee error, theft, or misuse; social engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks); ransomware attacks; server malfunctions; software or hardware failures; loss of data or other information technology assets; adware; telecommunications failures; attacks enhanced or facilitated by AI; or other similar threats. For example, we have been the target of phishing attempts in the past and expect such attempts will continue in the future.

In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations and properties; loss of confidential, proprietary, and sensitive data; reputational harm; loss of income; and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Ransomware and similar attacks that adversely impact the operations of our properties could adversely impact our tenants' ability to access and use our properties and services, disrupt their operations, or result in an adverse impact to their business.

It may be difficult and/or costly to detect, investigate, mitigate, contain, and remediate a security incident. Our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain, and remediate a security incident could result in outages, data losses, and disruptions of our business.

Remote work has increased risks to our information technology systems and confidential, proprietary, and sensitive data as more of our employees utilize network connections, computers, and devices outside our premises or network, including working at home, while in transit, and in public locations. Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies outside of our control. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

In addition, our reliance on third parties introduces new cybersecurity risks and vulnerabilities, including supply chain attacks, and other threats to our business operations. We rely on third parties and technologies to operate critical business systems to process confidential, proprietary, and sensitive data in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, encryption and authentication technology, employee emails, and other functions. We also rely on third parties to provide other products, services, or otherwise to operate our business. Our ability to monitor these third parties' information security practices is limited, and these third parties may not have adequate information security measures in place. When the third parties with whom we work experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if the third parties with whom we work fail to satisfy their data privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply chain attacks have increased in frequency and severity, and we cannot guarantee that third parties' infrastructure in our supply chain or that of the third parties with whom we work have not been compromised.

We may expend significant resources or modify our business activities to try to protect against security incidents. Additionally, certain data privacy and security obligations may require us to implement and maintain certain security measures or industry-standard or reasonable security measures to protect our information technology systems and confidential, proprietary, and sensitive data.

While we have implemented security measures designed to safeguard our systems and confidential, proprietary, and sensitive data from security incidents and to manage cybersecurity risks, there can be no assurance that these measures will be effective. We take steps to monitor and develop our information technology networks and infrastructure and invest in the development and enhancement of our controls designed to prevent, detect, respond to, and mitigate the risk of unauthorized access, misuse, computer viruses, and other events that could have a security impact. Additionally, we take steps designed to detect, mitigate, and remediate vulnerabilities in our information systems (such as our hardware and/or software, including that of third parties with whom we work), but we may not be able to detect and remediate all such vulnerabilities including on a timely basis. Further, we may experience delays in developing and deploying remedial measures and patches designed to address any such identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident.

Any of the previously identified or similar threats could cause a security incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our confidential, proprietary, and sensitive data or our information technology systems, or those of the third parties with whom we work. A security incident or other interruption involving our information systems or those of our tenants, vendors, software creators, cloud providers, cybersecurity service providers, or other third parties with whom we work could lead to, among other things:

- Theft of our cash, cash equivalents, or other liquid assets, including publicly traded securities;
- Unauthorized access to, and destruction, loss, theft, misappropriation, or release of, proprietary, confidential, sensitive, or otherwise valuable information of ours or our tenants, and other business partners, which could be used to compete against us or for disruptive, destructive, or otherwise harmful purposes and outcomes;
- Our inability to produce financial and operational data necessary to comply with rules and regulations from the SEC, the IRS, or other state and federal regulatory agencies;
- Our inability to properly monitor our compliance with the rules and regulations regarding our qualification as a REIT;
- Violation of our lease agreements or other agreements;
- Difficulties in employee retention and recruitment;
- Unauthorized access to, and destruction, disruption, loss, or denial of service to our buildings;
- Increase in the cost of proactive defensive measures to prevent future cyber incidents, including hiring personnel and consultants or investing in additional technologies; and
- Increase in our cybersecurity insurance premiums.

Furthermore, the extent of a particular security incident and the steps that we may need to take to investigate the security incident may not be immediately clear. Therefore, in the event of a security incident, it may take a significant amount of time before such an investigation can be completed. During an investigation, we may not necessarily know the extent of the damage incurred or how best to remediate it, and certain errors or actions could be repeated or compounded before they are discovered and remediated, which could further increase the costs and consequences of a security incident. Additionally, applicable data privacy and security obligations may require us to notify relevant stakeholders, including affected individuals, customers, regulators, and investors of security incidents or to implement other requirements, such as providing credit monitoring. Such disclosures and compliance with such requirements are costly, and the disclosure or the failure to comply with such disclosure requirements could lead to adverse consequences.

If we (or a third party with whom we work) experience a security incident or are perceived to have experienced a security incident, we may experience material adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive data (including personal information); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; diversion of management attention; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant material consequences may prevent or cause customers to stop using our services, deter new customers from using our products/services, and negatively impact our ability to grow and operate our business.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our data privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive data about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position. Additionally, proprietary, confidential, and/or sensitive data of the Company or our tenants could be leaked, disclosed, or revealed as a result of or in connection with our employees', personnel's, or vendors' use of generative AI technologies.

Even if we are not targeted directly, cyberattacks on the U.S. government, financial markets, financial institutions, or other businesses, including our tenants, vendors, software creators, cloud providers, cybersecurity service providers, and other third parties with whom we work, may occur, and such events could disrupt our normal business operations and networks in the future.

***The increased use of AI and automation in life science research and development activities may change the uses, space configurations, and tenant requirements for our laboratory properties in currently unforeseen ways.***

In recent years, some life science companies have augmented their traditional laboratory-based R&D efforts by integrating AI, cloud computing, quantum computing, and other advanced computational technologies into their R&D programs. It is expected that such technologies will accelerate and streamline a number of R&D functions, including, for example, through the targeted design and evaluation of clinical trials and the efficient identification of the most promising drug development candidates from among multiple possible drugs. In addition, life science companies, like companies in many other industries, are increasingly integrating new technologies, such as robotics and advanced automation of recurring tasks, into their businesses, including their R&D activities. It is widely thought that the life science and healthcare industries, like most industries, are in only the early stages of an advanced technology revolution that may have profound, and largely currently unknown, impacts on their businesses, including the processes and strategies underlying R&D and commercialization of new products.

We have always strived to provide our tenants with state-of-the-art laboratory facilities incorporating cutting-edge infrastructure features (including energy delivery, environmental, sustainability, security, and waste disposal features) to enable our tenants to perform at the highest levels. It is currently unknown how the ongoing adoption of advanced technologies and automation in the life science industry will impact the optimal space configurations and infrastructure features of the "laboratory of the future," and we may face new tenant requirements and requests that will require significant expenditures that may not be entirely recoverable through increased rents. For example, the adoption of AI by our tenants may lead to infrastructure requirements that our buildings currently do not accommodate, such as increased power needs due to high-performance computing. Infrastructure upgrades may necessitate substantial capital expenditures and could potentially impact the environmental footprint of our building operations.

If technological developments result in a reduction or reconfiguration in space requirements by our tenants, demand by individual tenants and prospective tenants for space may decrease over time. If we are not able to offset any reduction in demand from the foregoing developments through repurposing space, property dispositions, or other means, the realization of any of the aforementioned risks could have a material adverse impact on our revenues, net operating income, results of operations, funds from operations, operating margins, occupancy, earnings per share, FFO per share, our overall business, and the market value of our common stock.

**General risk factors**

*We face risks associated with short-term liquid investments.*

From time to time, we may have significant cash balances that we invested in a variety of short-term investments that are intended to preserve principal value and maintain a high degree of liquidity while providing current income. These investments may include (either directly or indirectly) obligations (including certificates of deposit) of banks, money market funds, treasury bank securities, and other short-term securities. Investments in these securities and funds are not insured against loss of principal. Under certain circumstances, we may be required to redeem all or part of these securities or funds at less than par value. A decline in the value of our investments, or a delay or suspension of our right to redeem them, may have a material adverse effect on our results of operations or financial condition and our ability to pay our obligations as they become due.

*Competition for skilled personnel could increase labor costs.*

We compete with various other companies in attracting and retaining qualified and skilled personnel. We depend on our ability to attract and retain skilled management personnel who are responsible for the day-to-day operations of the Company. Competitive pressures may require that we enhance our pay and benefits package to compete effectively for such personnel. We may not be able to offset such additional costs by increasing the rates we charge tenants. If there is an increase in these costs or if we fail to attract and retain qualified and skilled personnel, our business and operating results could be adversely affected.

*Failure to hedge effectively against interest rate changes may adversely affect our results of operations.*

From time to time, we may enter into interest rate hedge agreements to manage some of our exposure to interest rate volatility. Interest rate hedge agreements involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements. In addition, these arrangements may not be effective in reducing our exposure to changes in interest rates. These risk factors may lead to failure to hedge effectively against changes in interest rates and therefore could adversely affect our results of operations. As of December 31, 2025, we had no interest rate hedge agreements outstanding.

*Market volatility may negatively affect our business.*

From time to time, the capital and credit markets experience volatility. In some cases, the markets have produced downward pressure on stock prices and credit capacity for certain issuers without regard to those issuers' underlying financial and/or operating strength. If market disruption and volatility occur, there can be no assurance that we will not experience an adverse effect, which may be material, on our business, financial condition, and results of operations. Market disruption and volatility may adversely affect the value of the companies in which we hold equity investments, including through our non-real estate venture investment portfolio, and we may be required to recognize losses in our earnings. Disruptions, uncertainty, or volatility in the capital markets may also limit our access to capital from financial institutions on favorable terms, or altogether, and our ability to raise capital through the issuance of equity securities could be adversely affected by causes beyond our control through extraordinary disruptions in the global economy and financial systems or through other events.

*Changes in financial accounting standards may adversely impact our compliance with financial debt covenants.*

Our unsecured senior notes payable contain financial covenants that are calculated based on GAAP at the date the instruments were issued. However, certain debt agreements, including those related to our unsecured senior line of credit, contain financial covenants whose calculations are based on current GAAP, which is subject to future changes. Our unsecured senior line of credit agreement provides that our financial debt covenants be renegotiated in good faith to preserve the original intent of the existing financial covenant when such covenant is affected by an accounting standard change. For those debt agreements that require the renegotiation of financial covenants upon changes in accounting standards, there is no assurance that we will be successful in such negotiations or that the renegotiated covenants will not be more restrictive to us.

*Extreme weather and natural or other unforeseen disasters may cause property damage or disrupt operations, which could harm our business and operating results.*

We have properties located in areas that may be subject to extreme weather and natural or other disasters, including, but not limited to, earthquakes, winds, floods, hurricanes, fires, power shortages, telecommunication failures, medical epidemics, explosions, or other natural or man-made accidents or incidents. Our corporate headquarters and certain properties are located in areas of California that have historically been subject to earthquakes and wildfires. Such conditions and disastrous events may damage our properties, disrupt our operations, or adversely impact our tenants' or third-party vendors' operations. These events may affect our ability to operate our business and have significant negative consequences on our financial and operating results. Damage caused by these events may result in costly repairs for damaged properties or equipment, delays in the development or redevelopment of our construction projects, or interruption of our daily business operations, which may result in increased costs and decreased revenues.

We maintain insurance coverage at levels that we believe are appropriate for our business. However, we cannot be certain that the amount of coverage will be adequate to satisfy damages or losses incurred in the event of another wildfire or other natural or man-made disaster, which may lead to a material adverse effect on our properties, operations, and our business, or those of our tenants.

***Failure of the U.S. federal government to manage its fiscal matters or to avoid a government shutdown may negatively impact the economic environment and adversely impact our results of operations.***

Congressional disagreement over the federal budget and the maximum amount of debt the federal government is permitted to have outstanding (commonly referred to as the "debt ceiling") has previously caused the U.S. federal government to shut down for periods of time. Generally, if effective legislation to fund government operations and manage the level of federal debt is not enacted, the federal government may suspend its investments for certain government accounts, among other available options, in order to prioritize payments on its obligations. A failure by the U.S. Congress to pass spending bills or address the debt ceiling at any point in the future would increase the risk of default by the U.S. on its obligations, the risk of a lowering of the U.S. federal government's credit rating, and the risk of other economic dislocations. Such a failure, or the perceived risk of such a failure, could consequently have a material adverse effect on the financial markets and economic conditions in the U.S. and globally. Twice in the past decade, by the appropriations legislation deadline, Congress failed to pass a new appropriations bill or continuing resolution to temporarily extend funding, resulting in U.S. government shutdowns that caused federal agencies to halt non-essential operations. If economic conditions severely deteriorate as a result of U.S. federal government fiscal gridlock, our operations, or those of our tenants, could be affected, which may adversely impact our financial condition and results of operations. These risks may also impact our overall liquidity, our borrowing costs, or the market price of our common stock**.**

***Changes in laws, regulations, and financial accounting standards may adversely affect our reported results of operations.***

As a response, in large part, to perceived abuses and deficiencies in current regulations believed to have caused or exacerbated the 2008 global financial crisis, legislative, regulatory, and accounting standard-setting bodies around the world are engaged in an intensive, wide-ranging examination and rewriting of the laws, regulations, and accounting standards that have constituted the basic playing field of global and domestic business for several decades. In many jurisdictions, including the U.S., the legislative and regulatory response has included the extensive reorganization of existing regulatory and rule-making agencies and organizations, and the establishment of new agencies with broad powers. This reorganization has disturbed longstanding regulatory and industry relationships and established procedures.

The rule-making and administrative efforts have focused principally on the areas perceived as having contributed to the financial crisis, including banking, investment banking, securities regulation, and real estate finance, with spillover impacts on many other areas. These initiatives have created a degree of uncertainty regarding the basic rules governing the real estate industry, and many other businesses, that is unprecedented in the U.S. at least since the wave of lawmaking, regulatory reform, and government reorganization that followed the Great Depression.

The global financial crisis and the aggressive reaction of the government and accounting profession thereto have occurred against a backdrop of increasing globalization and internationalization of financial and securities regulation that began prior to the 2008 financial crisis. As a result of this ongoing trend, financial and investment activities previously regulated almost exclusively at a local or national level are increasingly being regulated, or at least coordinated, on an international basis, with national rule-making and standard-setting groups relinquishing varying degrees of local and national control to achieve more uniform regulation and reduce the ability of market participants to engage in regulatory arbitrage between jurisdictions. This globalization trend has continued, arguably with an increased sense of urgency and importance, since the financial crisis.

This high degree of regulatory uncertainty, coupled with considerable additional uncertainty regarding the underlying condition and prospects of global, domestic, and local economies, has created a business environment that makes business planning and projections even more uncertain than is ordinarily the case for businesses in the financial and real estate sectors.

In the commercial real estate sector in which we operate, the uncertainties posed by various initiatives of accounting standard-setting authorities to fundamentally rewrite major bodies of accounting literature constitute a significant source of uncertainty as to the basic rules of business engagement. Changes in accounting standards may have a significant effect on our financial results and on the results of our tenants, which would in turn have a secondary impact on us.

***Global financial stressors, high structural unemployment levels, and other events or circumstances beyond our control may adversely affect our industry, business, results of operations, contractual commitments, and access to capital.***

From 2008 through 2010, significant concerns over energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market, and a declining real estate market in the U.S. contributed to increased volatility, diminished expectations for the economy and the markets, and high levels of structural unemployment by historical standards. These factors, combined with volatile oil prices and fluctuating business and consumer confidence, precipitated a steep economic decline. Further, severe financial and structural strains on the banking and financial systems have led to significant lack of trust and confidence in the global credit and financial system. Consumers and money managers have liquidated and may liquidate equity investments, and consumers and banks have held and may hold cash and other lower-risk investments, which has resulted in significant and, in some cases, catastrophic declines in the equity capitalization of companies and failures of financial institutions. Although U.S. bank earnings and liquidity have rebounded, the potential of significant future bank credit losses creates uncertainty for the lending outlook.

***Downgrades of the U.S. federal government's sovereign credit rating and an economic crisis in Europe could negatively impact our liquidity, financial condition, and earnings.***

Previous U.S. debt ceiling and budget deficit concerns, together with sovereign debt conditions in Europe, have increased the possibility of additional downgrades of sovereign credit ratings and economic slowdowns. There is no guarantee that future debt ceiling or federal spending legislation will not fail and cause the U.S. to default on its obligations, which would likely cause the U.S. credit rating to degrade.

S&P Global Ratings lowered its long-term sovereign credit rating of the U.S. from "AAA" to "AA+" in 2011, which it affirmed in August 2025. Similarly, Fitch Ratings downgraded the sovereign credit rating of the U.S. from "AAA" to "AA+" in 2023 and affirmed the "AA+" rating in August 2025. However, further fiscal impasses within the federal government may result in future downgrades. The impact of any further downgrades to the U.S. government's sovereign credit rating, or its perceived creditworthiness, is inherently unpredictable and could adversely affect the U.S. and global financial markets and economic conditions. This could cause further increases in interest rates and borrowing costs, which may negatively impact our ability to access the debt markets on favorable terms. In addition, the lowered credit rating could create broader financial turmoil and uncertainty, which may exert downward pressure on the market price of our common stock. Continued adverse economic conditions could have a material adverse effect on our business, financial condition, and results of operations.

***Economic and social volatility and geopolitical instability outside of the U.S. due to large-scale conflicts, including warfare among countries, may adversely impact us, the U.S., and global economies.***

From time to time, tensions between countries may erupt into warfare and may adversely affect neighboring countries and those who conduct trade or foreign relations with those affected regions. Such acts of war may cause widespread and lingering damage on a global scale, including, but not limited to, (i) safety and cyber security, (ii) the economy, and (iii) global relations.

Disruption, instability, volatility, and decline in economic activity, regardless of where it occurs, whether caused by acts of war, other acts of aggression, or terrorism, could in turn also harm the demand for, the safety of, and the value of our properties. As a result of the factors discussed above, we may be unable to operate our business as usual, which may adversely affect our cash flows, financial condition, and results of operations.

***Adoption of the Basel III standards and other regulatory standards affecting financial institutions may negatively impact our access to financing or affect the terms of our future financing arrangements.***

In response to various financial crises and the volatility of financial markets, the Basel Committee on Banking Supervision (the "Basel Committee") adopted the Basel III regulatory capital framework ("Basel III" or the "Basel III Standards"). The final package of Basel III reforms was approved by the G20 leaders in November 2010. However, due to global events and industry feedback, the implementation timeline has been extended multiple times. The final regulations were tentatively set to be released and to take effect by mid-2025. The Federal Reserve's vice chair for supervision announced in September 2025 that a revised, more industry-friendly version is expected by early 2026.

U.S. regulators have implemented various measures under the Basel III framework, including supplementary leverage ratio standards (SLR Standards) and a risk-based capital surcharge for global systemically important banking organizations (GSIBs), fully effective as of 2019. Additionally, the Liquidity Coverage Ratio (LCR), finalized in 2014, aims to enhance the resilience of internationally active banks by requiring adequate high-quality liquid assets to cover net cash outflows, with stricter U.S. requirements phased in by 2017.

The Volcker Rule, introduced under the Dodd-Frank Act, restricts proprietary trading and certain relationships with private equity and hedge funds. Amendments in 2020 simplified compliance and reduced restrictions, but further changes to "covered funds" are anticipated. These regulations, alongside the Basel Committee's deferred final Basel III implementation now targeted for early 2026, may increase capital requirements and constrain financing availability or terms from both U.S. and foreign financial institutions.

***Social, political, and economic changes or instability, and other circumstances beyond our control, could adversely affect our business operations.***

Our business may be adversely affected by social, political, and economic instability, unrest, or disruption in a geographic region in which we operate, regardless of cause, including legal, regulatory, and policy changes by a new U.S. presidential administration or protests, demonstrations, strikes, riots, civil disturbance, disobedience, insurrection, or social and other political unrest.

Such events may result in restrictions, curfews, or other actions and give rise to significant changes in regional and global economic conditions and cycles, which may adversely affect our financial condition and operations. For example, past instances of unrest in cities throughout the U.S. in connection with civil rights, liberties, and social and governmental reform led in some locations to the imposition of mandatory curfews and deployment of the U.S. National Guard. Government actions in an effort to protect people and property, including curfews and restrictions on business operations, may disrupt operations, harm perceptions of personal well-being, and increase the need for additional expenditures on security resources. In addition, action resulting from such social or political unrest may pose significant risks to our personnel, facilities, and operations. We cannot ensure there will not be further political or social unrest in the future or that there will not be other events that could lead to social, political, and economic disruptions. If such events or disruptions persist for a prolonged period of time, our overall business and results of operations may be adversely affected.

Changes in federal policy, including tax policies, and at regulatory agencies occur over time through policy and personnel changes following elections, which can lead to changes involving the level of oversight and focus on certain industries and corporate entities. For example, as a federal government contractor, we maintain plans to ensure compliance with nondiscrimination and regulatory requirements for qualified employees on the basis of gender, race, disability, and veteran status. Consequently, we may be subject to executive orders and regulatory changes affecting various aspects of our operations, including compliance with nondiscrimination plans. Any required elimination or modification of such plans in response to new executive orders could pose challenges in hiring or retaining employees and may lead to other adverse operational impacts. Failure to comply with these requirements could expose us to administrative, civil, or criminal liabilities, including fines, penalties, repayments, or suspension  or debarment from eligibility for future U.S. government contracts.

The nature, timing, and economic and political effects of potential changes to the current legal and regulatory frameworks affecting the life science industry, as well as the real estate industry in general, remain highly uncertain. For example, any proposals to make changes related to U.S. tax law, including those related to Section 1031 Exchanges, may have a material adverse effect on our business, financial condition, results of operations, and growth prospects. From time to time, we dispose of properties in transactions qualified as Section 1031 Exchanges. If the laws surrounding Section 1031 Exchanges were amended or repealed, we may not be able to dispose of properties on a tax-deferred basis. In such a case, our earnings and profits and our taxable income would increase, which could increase dividend income and reduce the return of capital to our stockholders. As a result, we may be required to pay additional dividends to stockholders, or, if we do not pay additional dividends, our corporate income tax liability could increase and we may be subject to interest and penalties.

Similarly, changes in federal policy that affect the geopolitical landscape could give rise to circumstances outside our control that could have negative impacts on our business operations. During the prior Trump administration, increased tariffs were implemented on goods imported into the U.S., particularly from China, Canada, and Mexico. As China was and is a major global exporter of steel, solar panels, and aluminum, the tariffs on these specific imports led to a trade war between not only the U.S. and China, but also between the U.S. and the international community. Other countries, including China, Canada, and the EU, implemented retaliatory tariffs in response to these policies on U.S. goods. In early 2025, President Trump imposed additional tariffs on certain exports from Canada, Mexico, and China. These and similar types of trade policies could lead to issues with global supply chains on a macroeconomic scale, including steel, pharmaceuticals, and construction equipment, all of which are critical to our and our tenant's businesses. For example, several of our largest tenants are European companies whose U.S. business operations could be directly impacted by the tariffs on the EU due to increased costs on operations and supply chains. Similarly, many of our tenants are in the pharmaceutical industry. As China is a global leader in the market for active pharmaceutical ingredients, the imposition of tariffs, especially at such unprecedented rates, could potentially raise the cost of generic drugs in the U.S., which would in turn have direct consequences on our tenants in the pharmaceutical industry. Such tariffs and changes to U.S. trade policy previously had, and in the future could, lead to further adverse effects on the U.S. domestic economy and our or our tenant's businesses.

***Terrorist attacks may have an adverse impact on our business and operating results and could decrease the value of our assets.***

Terrorist attacks such as those that took place on September 11, 2001, could have a material adverse impact on our business, our operating results, and the market price of our common stock. Future foreign or domestic terrorist attacks may result in declining economic activity, which could reduce the demand for, and the value of, our properties. To the extent that any future foreign or domestic terrorist attacks impact our tenants, their businesses similarly could be adversely affected, including their ability to continue to honor their lease obligations.

***Our business and operations would suffer in the event of information technology system failures.***

Despite system redundancy, the implementation of security measures, and the existence of a disaster recovery plan for our internal information technology systems, our systems are vulnerable to damages from any number of sources, including computer viruses, unauthorized access, energy blackouts, natural disasters, terrorism, war, and telecommunications failures. Any system failure or accident that causes interruptions in our operations could result in a material disruption to our business. We may also incur additional significant costs to remedy damages caused by such disruptions.

***Short sellers may engage in manipulative activity intended to drive down the market price of our common stock, which could result in a material diversion of our management's time and may also lead to related governmental or regulatory inquiries or other legal actions, among other effects.***

Short selling is the practice of selling securities that the seller does not own but rather has borrowed or intends to borrow from a third party with the intention of subsequently buying lower-priced identical securities to return to the lender. Accordingly, it is in the interest of a short seller to want the price of our common stock to decline. At any time, short sellers may publish, or arrange for the dissemination of, opinions, or characterizations that are intended to create negative market momentum, including through the use of social media. In light of the recent proliferation of generative AI tools and large language models, there is also a risk that the dissemination of such opinions, characterizations or disinformation may negatively impact the conclusions that these tools and models draw about our business and prospects.

Short selling reports may potentially lead to increased volatility in an issuer's stock price and to regulatory and governmental inquiries. In June 2023, a short seller published reports that contained certain negative and false allegations regarding our business and financial prospects. Regardless of merit, these allegations and false statements may spread quickly and diminish confidence in our business, financial prospects, or reputation. As a result, maintaining or reinforcing our reputation may require us to devote significant resources to refuting incorrect or misleading allegations, pursuing or defending related legal actions, or engaging in other activities that could be costly, time consuming, or unsuccessful. Additionally, any potential inquiry or formal investigation from a governmental organization or other regulatory body, including an inquiry from the SEC, arising from the presence of such allegations could result in a material diversion of our management's time and may have a material adverse effect on our business and results of operations.

***We hold a portion of our cash and cash equivalents in deposit accounts that could be adversely affected if the financial institutions holding such deposits fail.***

We maintain our cash and cash equivalents at insured financial institutions. The combined account balances at each institution periodically substantially exceed the FDIC insurance coverage of $250,000, and, as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage. As such, we may be subject to a risk of loss or delay in accessing all or a portion of our funds exceeding the FDIC insurance coverage, which could adversely impact our short-term liquidity, ability to operate our business, and financial performance.

Any or all of the foregoing could have a material adverse effect on our financial condition, results of operations, and cash flows, or the market price of our common stock. Additional risks and uncertainties not currently known to us, or that we presently deem to be immaterial, may also have potential to materially adversely affect our business, financial condition, and results of operations.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 1C. CYBERSECURITY

### Risk management and strategy

Our corporate information technology, communication networks, enterprise applications, accounting and financial reporting platforms, and related systems, and those that we offer to our tenants are necessary for the operation of our business. We use these systems, among others, to manage our tenant and vendor relationships, for internal communications, for accounting to operate our record-keeping function, and for many other key aspects of our business. Our business operations rely on the secure collection, storage, transmission, and other processing of proprietary, confidential, and other sensitive data.

We have implemented and maintain various information security processes designed to identify, assess, and manage material risks from cybersecurity threats to our critical computer networks, third-party hosted services, communications systems, hardware and software, and our critical data, including intellectual property, confidential information that is proprietary, strategic or competitive in nature, and tenant data (collectively, "Information Systems and Data").

We rely on a multidisciplinary team, including our information security function, legal department, management, and third-party service providers, as described further below, to identify, assess, and manage cybersecurity threats and risks. We identify and assess risks from cybersecurity threats by monitoring and evaluating our threat environment and our risk profile using various methods including, for example, using manual and automated tools, subscribing to reports and services that identify cybersecurity threats, analyzing reports of threats and threat actors, conducting scans of the relevant-threat environment, evaluating our industry's risk profile, utilizing internal and external audits, and conducting threat and vulnerability assessments.

Depending on the environment, we implement and maintain various technical, physical, and organizational measures, processes, standards, and/or policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including risk assessments, incident detection and response, vulnerability management, disaster recovery and business continuity plans, internal controls within our accounting and financial reporting functions, encryption of data, network security controls, access controls, physical security, asset management, systems monitoring, vendor risk management program, employee training, and penetration testing.

We work with third parties from time to time that assist us to identify, assess, and manage cybersecurity risks, including professional services firms, consulting firms, threat intelligence service providers, and penetration testing firms.

To operate our business, we utilize certain third-party service providers to perform a variety of functions. We seek to engage reliable, reputable service providers that maintain cybersecurity programs. Depending on the nature of the services provided, the sensitivity and quantity of information processed, and the identity of the service provider, our vendor management process may include reviewing the cybersecurity practices of such provider, contractually imposing obligations on the provider, conducting security assessments, and conducting periodic reassessments during their engagement.

We are not aware of any risks from cybersecurity threats, including as a result of any cybersecurity incidents, which have materially affected or are reasonably likely to materially affect our Company, including our business strategy, results of operations, or financial condition. Refer to "Item 1A. Risk factors" in this annual report on Form 10-K, including "If our information technology networks or data, or those of third parties with whom we work, are or were disrupted or otherwise compromised, we could experience adverse consequences resulting from such compromise, including, but not limited to, costly remediation or other expenses, liability under federal and state laws, litigation and investigations, reputational damage, disruptions to our business operations, decreased cash flows, and other adverse consequences," for additional discussion of cybersecurity-related risks.

### Governance

Our Board of Directors holds oversight responsibility over the Company's strategy and risk management, including material risks related to cybersecurity threats. This oversight is executed directly by the Board of Directors and through its committees. The Audit Committee of the Board of Directors (the "Audit Committee") oversees the management of systemic risks, including cybersecurity, in accordance with its charter. The Audit Committee engages in regular discussions with management regarding the Company's significant financial risk exposures and the measures implemented to monitor and control these risks, including those that may result from material cybersecurity threats. These discussions include the Company's risk assessment and risk management policies.

Our management, represented by our EVP – Chief Technology Officer, Greg C. Thomas, and our Chief Financial Officer and Treasurer, Marc E. Binda, leads our cybersecurity risk assessment and management processes and oversees their implementation and maintenance.

Greg C. Thomas is an experienced information technology professional in our information technology department and has served as our Chief Technology Officer since 2018. He works with the Company's internal information technology department and external partners to monitor and improve our cybersecurity capabilities. Mr. Thomas possesses a proven real estate industry track record of guiding organizations through strategic technology, organizational, risk mitigation, process improvement initiatives, and digital transformations. He also possesses extensive experience in technology and cybersecurity, gained over his career spanning more than 30 years, including as Chief Information Officer at two other large real estate firms, as well as in leadership roles within the real estate industry technology practices of Ernst & Young LLP and Deloitte LLP. He earned Bachelor of Science degrees in Systems Analysis and Finance from Miami University.

Marc E. Binda, CPA, is an experienced risk management professional in our finance and risk management function and has served as Chief Financial Officer since September 2023 and as Treasurer since April 2018. Mr. Binda previously served as Executive Vice President – Finance and Treasurer from June 2019 to September 2023, as Senior Vice President – Finance and Treasurer from April 2018 to June 2019, as Senior Vice President – Finance from April 2012 to April 2018, and in other capacities from January 2005 to April 2012. Mr. Binda currently oversees key functions for the Company's accounting, finance, and treasury strategies, including risk management. In addition, Mr. Binda leads the Company's cybersecurity risk oversight and the development and enhancement of internal controls designed to prevent, detect, address, and mitigate the risk of cyber incidents.

Management, in coordination with our information technology department, is responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into the Company's overall risk management strategy, and communicating key priorities to relevant personnel. Management is responsible for approving budgets, approving cybersecurity processes, and reviewing cybersecurity assessments and other cybersecurity-related matters.

Our cybersecurity incident response and vulnerability management processes are designed to escalate certain cybersecurity incidents to members of management depending on the circumstances. Management, including our Chief Technology Officer and Chief Financial Officer and Treasurer, serves on the Company's incident response team to help the Company mitigate and remediate cybersecurity incidents of which they are notified. In addition, the Company's incident response processes include reporting to the Audit Committee for certain cybersecurity incidents. The Audit Committee holds quarterly meetings and receives periodic reports from management, including from our Chief Technology Officer and Chief Financial Officer and Treasurer, concerning the Company's significant cybersecurity threats and risk and the processes the Company has implemented to address them.

**ITEM 2. PROPERTIES**

**General**

As of December 31, 2025, we had 340 properties in North America consisting of approximately 39.4 million RSF of operating properties and new Class A/A+ development and redevelopment properties under construction, including 47 properties that are held by consolidated real estate joint ventures and three properties that are held by unconsolidated real estate joint ventures. The occupancy percentage of our operating properties in North America was 90.9% as of December 31, 2025. The exteriors of our properties typically resemble traditional office properties, but the interior infrastructures are designed to accommodate the needs of life science tenants. These improvements typically are generic rather than specific to a particular tenant. As a result, we believe that the improvements have long-term value and utility and are usable by a wide range of tenants. Improvements to our properties typically include:

- Reinforced concrete floors;
- Upgraded roof loading capacity;
- Increased floor-to-ceiling heights;
- Heavy-duty HVAC systems;
- Enhanced environmental control technology;
- Significantly upgraded electrical, gas, and plumbing infrastructure; and
- Laboratory benches.

As of December 31, 2025, we held a fee simple interest in each of our properties, with the exception of 31 properties in North America subject to ground leasehold interests, which accounted for approximately 9% of our total number of properties. Of these 31 properties, we held eight properties in the Greater Boston market, 19 properties in the San Francisco Bay Area market, one property in the Seattle market, one property in the Maryland market, and two properties in the New York City market. During the year ended December 31, 2025, as a percentage of net operating income, our ground lease rental expense aggregated 1.6%. Refer to our consolidated financial statements and notes thereto in "Item 15. Exhibits and financial statement schedules" in this annual report on Form 10-K for further discussion.

As of December 31, 2025, we had approximately 850 leases and 142, or 42%, of our 340 properties were single-tenant properties. Leases in our multi-tenant buildings typically have initial terms of 3 to 9 years, while leases in our single-tenant buildings typically have initial terms of 5 to 15 years. Additionally, as of December 31, 2025:

- Investment-grade or publicly traded large cap tenants represented 53% of our total annual rental revenue;
- Approximately 97% of our leases (on an annual rental revenue basis) contained effective annual rent escalations approximating 3% that were either fixed or indexed based on a consumer price index or other index;
- Approximately 92% of our leases (on an annual rental revenue basis) were triple net leases, which require tenants to pay substantially all real estate taxes, insurance, utilities, repairs and maintenance, common area expenses, and other operating expenses (including increases thereto) in addition to base rent;
- Approximately 92% of our leases (on an annual rental revenue basis) provided for the recapture of capital expenditures (such as HVAC maintenance and/or replacement, roof replacement, and parking lot resurfacing) that we believe would typically be borne by the landlord in traditional office leases; and
- 82% of our leasing activity during the last twelve months was generated from our existing tenant base.

Our leases also typically give us the right to review and approve tenant alterations to the property. Generally, tenant-installed improvements to the properties are reusable generic improvements and remain our property after termination of the lease at our election. However, we are permitted under the terms of most of our leases to require that the tenant, at its expense, remove certain non-generic improvements and restore the premises to their original condition.

Refer to "Annual rental revenue" and "Operating statistics" under "Definitions and reconciliations" in Item 7 in this annual report on Form 10-K for a description of the basis used to compute the aforementioned measures.

## Locations of properties

Our properties are strategically located in AAA life science innovation cluster markets. The following table sets forth the total RSF, number of properties, and annual rental revenue in effect as of December 31, 2025 in each of our markets in North America (dollars in thousands, except per RSF amounts):

| Market | RSF | | | | | Number of Properties | Annual Rental Revenue | | |
|---|---|---|---|---|---|---|---|---|---|
| | Operating | Development | Redevelopment | Total | % of Total | | Total | % of Total | Per RSF |
| Greater Boston | 9,220,527 | 583,407 | 1,383,691 | 11,187,625 | 28% | 62 | $ 709,347 | 37% | $ 89.07 |
| San Francisco Bay Area | 6,131,550 | 212,796 | 107,250 | 6,451,596 | 16 | 53 | 347,448 | 18 | 68.83 |
| San Diego | 6,093,824 | 975,135 | — | 7,068,959 | 19 | 59 | 320,581 | 18 | 54.14 |
| Seattle | 2,926,554 | 227,577 | — | 3,154,131 | 8 | 42 | 121,514 | 6 | 46.95 |
| Maryland | 3,732,888 | — | — | 3,732,888 | 9 | 48 | 153,169 | 8 | 44.35 |
| Research Triangle | 3,435,634 | — | — | 3,435,634 | 9 | 34 | 94,667 | 5 | 28.94 |
| New York City | 729,461 | — | — | 729,461 | 2 | 2 | 66,085 | 3 | 93.96 |
| Texas | 1,646,187 | — | 73,298 | 1,719,485 | 4 | 13 | 36,866 | 2 | 28.02 |
| Non-cluster/other markets[1] | 414,216 | — | — | 414,216 | 1 | 7 | 12,379 | 1 | 32.75 |
| Properties held for sale | 1,555,377 | — | — | 1,555,377 | 4 | 20 | 37,697 | 2 | 36.46 |
| **North America** | **35,886,218** | **1,998,915** | **1,564,239** | **39,449,372** | **100%** | **340** | **$1,899,753** | **100%** | **$ 59.97** |
| | | 3,563,154 | | | | | | | |

## Summary of occupancy percentages in North America

The following table sets forth the occupancy percentages for our operating properties and our operating and redevelopment properties in each of our North America markets, excluding properties held for sale, as of the following dates:

| Market | Operating Properties | | | Operating and Redevelopment Properties | | |
|---|---|---|---|---|---|---|
| | 12/31/25 | 12/31/24 | 12/31/23 | 12/31/25 | 12/31/24 | 12/31/23 |
| Greater Boston | 86.4% | 94.8% | 94.9% | 75.1% | 80.8% | 84.7% |
| San Francisco Bay Area | 90.9 | 93.3 | 94.8 | 89.4 | 89.1 | 91.4 |
| San Diego | 97.2 | 96.3 | 94.1 | 97.2 | 96.3 | 94.1 |
| Seattle | 88.4 [2] | 92.4 | 95.2 | 88.4 | 92.4 | 90.7 |
| Maryland | 93.6 | 95.7 | 95.6 | 93.6 | 95.7 | 95.6 |
| Research Triangle | 95.2 | 97.4 | 97.8 | 95.2 | 97.4 | 97.8 |
| New York City | 96.4 | 88.4 | 85.3 | 96.4 | 88.4 | 85.3 |
| Texas | 79.9 | 95.5 | 95.1 | 76.5 | 91.8 | 91.5 |
| Subtotal | 90.9 | 94.8 | 94.9 | 86.9 | 90.0 | 90.7 |
| Canada | N/A [3] | 95.9 | 87.1 | N/A | 82.9 | 73.0 |
| Non-cluster/other markets | 91.2 [1] | 72.5 | 78.5 | 91.2 | 72.5 | 78.5 |
| **North America** | **90.9%** [4] | **94.6%** | **94.6%** | **86.9%** | **89.7%** | **90.2%** |

(1) Includes one property aggregating 247,743 RSF previously included in our Canada market.
(2) Decline in occupancy primarily related to temporary vacancy from one lease expiration aggregating 50,552 RSF in our Bothell submarket. This space is already re-leased, with occupancy expected to commence in 1Q26.
(3) 10 properties in Canada were designated as held for sale in 4Q25 and the one remaining property was reclassified into our non-cluster market.
(4) Includes temporary vacancies as of December 31, 2025 aggregating 899,259 RSF, or 2.5% of total operating RSF, primarily in the Greater Boston, San Francisco Bay Area, and Seattle markets, which are leased and expected to be occupied upon completion of building and/or tenant improvements. The weighted-average expected delivery date is approximately August 2026, and the expected annual rental revenue is approximately $52 million.

**Top 20 tenants**

## 84% of Top 20 Tenant Annual Rental Revenue Is From Investment-Grade or Publicly Traded Large Cap Tenants[1]

Our properties are leased to a high-quality and diverse group of tenants, with no individual tenant accounting for greater than 6.1% of our annual rental revenue in effect as of December 31, 2025. The following table sets forth information regarding leases with our 20 largest tenants in North America based upon annual rental revenue in effect as of December 31, 2025 (dollars in thousands, except average market cap amounts):

| | Tenant | Remaining Lease Term[1] (in Years) | Aggregate RSF | Annual Rental Revenue[1] | Percentage of Annual Rental Revenue[1] | Investment-Grade Credit Ratings Moody's | S&P | Average Market Cap (in billions) |
|---|---|---|---|---|---|---|---|---|
| 1 | Bristol-Myers Squibb Company | 5.6 | 1,344,987 | $ 116,140 | 6.1% | A2 | A | $ 102.64 |
| 2 | Eli Lilly and Company | 9.3 | 1,000,591 | 84,928 | 4.5 | Aa3 | A+ | $ 784.24 |
| 3 | Moderna, Inc. | 12.9 | 462,100 | 71,571 | 3.8 | — | — | $ 11.32 |
| 4 | Takeda Pharmaceutical Company Limited | 9.4 | 549,759 | 47,899 | 2.5 | Baa1 | BBB+ | $ 46.08 |
| 5 | Eikon Therapeutics, Inc.[2] | 13.1 | 311,806 | 40,005 | 2.1 | — | — | $ — |
| 6 | AstraZeneca PLC | 6.1 | 440,087 | 39,413 | 2.1 | A1 | A+ | $ 237.13 |
| 7 | Illumina, Inc. | 5.8 | 792,687 | 29,977 | 1.6 | Baa3 | BBB | $ 15.91 |
| 8 | Novartis AG | 2.1 | 377,095 | 29,463 | 1.6 | Aa3 | AA- | $ 251.26 |
| 9 | United States Government | 4.6 | 414,499 | 29,243 [3] | 1.5 | Aaa | AA+ | $ — |
| 10 | Uber Technologies, Inc. | 56.8 [4] | 1,009,188 | 27,831 | 1.5 | Baa1 | BBB | $ 176.44 |
| 11 | Boston Children's Hospital | 11.2 | 309,231 | 26,294 | 1.4 | Aa2 | AA | $ — |
| 12 | Sanofi | 5.0 | 267,278 | 21,851 | 1.2 | Aa3 | AA | $ 125.29 |
| 13 | Alphabet Inc. | 2.4 | 418,600 | 21,837 | 1.1 | Aa2 | AA+ | $2,562.42 |
| 14 | New York University | 6.6 | 218,983 | 21,110 | 1.1 | Aa2 | AA- | $ — |
| 15 | Cloud Software Group Holdings, Inc. | 0.7 | 216,278 | 20,553 | 1.1 | — | — | $ — |
| 16 | Massachusetts Institute of Technology | 4.0 | 242,428 | 20,529 | 1.1 | Aaa | AAA | $ — |
| 17 | Charles River Laboratories, Inc. | 9.7 | 242,693 | 20,207 | 1.1 | — | — | $ 7.97 |
| 18 | Merck & Co., Inc. | 8.0 [5] | 308,356 | 19,610 | 1.0 | Aa3 | A+ | $ 219.09 |
| 19 | Vaxcyte, Inc. | 9.0 | 230,755 | 18,692 | 1.0 | — | — | $ 6.09 |
| 20 | Altos Labs, Inc.[6] | 15.3 | 158,990 | 18,406 | 1.0 | — | — | $ — |
| | Total/weighted-average | 9.7 [4] | 9,316,391 | $ 725,559 | 38.4% | | | |

Annual rental revenue and RSF include 100% of each property managed by us in North America. Refer to "Annual rental revenue" and "Investment-grade or publicly traded large cap tenants" under "Definitions and reconciliations" in Item 7 for additional details, including our methodologies of calculating annual rental revenue from unconsolidated real estate joint ventures and average market capitalization, respectively.

(1) Based on total annual rental revenue in effect as of December 31, 2025.
(2) Eikon Therapeutics, Inc. is a private biotechnology company led by renowned biopharmaceutical executive Roger Perlmutter, formerly an executive vice president at Merck & Co., Inc. As of February 25, 2025, the company has raised over $1.16 billion in private venture capital funding.
(3) Includes leases, which are not subject to annual appropriations, with governmental entities such as the NIH and the General Services Administration. Approximately 2% of the annual rental revenue derived from our leases with the United States Government is cancellable prior to the lease expiration date.
(4) Includes (i) ground leases for land at 1455 and 1515 Third Street (two buildings aggregating 422,980 RSF) and (ii) leases at 1655 and 1725 Third Street (two buildings aggregating 586,208 RSF) in our Mission Bay submarket owned by our unconsolidated real estate joint venture in which we have an ownership interest of 10%. Annual rental revenue is presented using 100% of the annual rental revenue from our consolidated properties and our share of annual rental revenue from our unconsolidated real estate joint ventures. Excluding these ground leases, the weighted-average remaining lease term for our top 20 tenants was 7.9 years as of December 31, 2025.
(5) Represents one lease encompassing three properties located on the Alexandria Stanford Life Science District campus, which we acquired in 2022 and for which we are evaluating business strategy based on market conditions. This lease with Cloud Software Group, Inc. (formerly known as TIBCO Software, Inc.) was in place when we acquired the properties, of which 137,970 RSF has lease expirations through 2026. Refer to "Summary of contractual lease expirations" in Item 2 for additional details.
(6) Altos Labs, Inc. is a private biotechnology company led by Hal Barron, M.D., former Chief Scientific Officer of GlaxoSmithKline. Altos Labs is backed by a group of prominent long-term investors and has raised $3.0 billion in private funding.

## Stable Cash Flows From Our High-Quality and Diverse Mix of Tenants



Life Science Product, Service, and Device
18%
Public Biotechnology - Approved or Marketed Product
12%
Public Biotechnology - Preclinical or Clinical Stage
9%
Private Biotechnology
13%
Biomedical Institutions(3)
10%
Government Institutions
1%
Advanced Technologies(2)
11%
Other(1)
2%
Multinational Pharmaceutical
24%


Percentage of ARE's
Annual Rental Revenue

**Investment-Grade or Publicly Traded Large Cap Tenants**

# 84%

of ARE's Top 20 Tenant Annual Rental Revenue

# 53%

of ARE's Total Annual Rental Revenue

As of December 31, 2025. Annual rental revenue represents amounts in effect as of December 31, 2025. Refer to "Definitions and reconciliations" in Item 7 for additional information.

(1) Represents the percentage of our annual rental revenue generated by professional services, finance, construction/real estate companies, and retail-related tenants.
(2) 71% of our annual rental revenue from advanced technologies tenants is from investment-grade or publicly traded large cap tenants.
(3) 82% of our annual rental revenue from biomedical institutions is from investment-grade or publicly traded large cap tenants.

**Property listing**

## Our Megacampus™ Properties Account for 78% of Our Annual Rental Revenue

The following table provides certain information about our properties as of December 31, 2025 (dollars in thousands):

| Market / *Submarket* / Address | RSF | | | | Number of Properties | Annual Rental Revenue | Occupancy Percentage | |
|---|---|---|---|---|---|---|---|---|
| | Operating | Development | Redevelopment | Total | | | Operating | Operating and Redevelopment |
| **Greater Boston** | | | | | | | | |
| *Cambridge/Inner Suburbs* | | | | | | | | |
| **Megacampus: Alexandria Center® at Kendall Square** | 2,213,866 | — | — | 2,213,866 | 8 | $ 212,458 | 93.7% | 93.7% |
| *50[(1)], 60[(1)], 75/125[(1)], 90, 100[(1)], and 225[(1)] Binney Street, 140 First Street, and 300 Third Street[(1)]* | | | | | | | | |
| **Megacampus: Alexandria Center® at One Kendall Square** | 1,294,598 | — | — | 1,294,598 | 11 | 136,034 | 91.2 | 91.2 |
| *One Kendall Square (Buildings 100, 200, 300, 400, 500, 600/700, 1400, 1800, and 2000), and 325 and 399 Binney Street* | | | | | | | | |
| **Megacampus: Alexandria Technology Square®** | 1,192,075 | — | — | 1,192,075 | 7 | 79,341 | 73.9 | 73.9 |
| *100, 200, 300, 400, 500, 600, and 700 Technology Square* | | | | | | | | |
| **Megacampus: The Arsenal on the Charles** | 787,760 | — | 333,758 | 1,121,518 | 13 | 46,020 | 78.0 | 54.8 |
| *311, 321, and 343 Arsenal Street, 300, 400, and 500 North Beacon Street, 1, 2, 3, and 4 Kingsbury Avenue, and 100, 200, and 400 Talcott Avenue* | | | | | | | | |
| **Megacampus: 480 Arsenal Way, 446, 458, and 500 Arsenal Street, and 99 Coolidge Avenue[(1)]** | 386,780 | 191,396 | — | 578,176 | 5 | 26,298 | 91.4 | 91.4 |
| *Cambridge/Inner Suburbs* | 5,875,079 | 191,396 | 333,758 | 6,400,233 | 44 | 500,151 | 86.9 | 82.2 |
| *Fenway* | | | | | | | | |
| **Megacampus: Alexandria Center® for Life Science – Fenway** | 1,452,183 | 392,011 | — | 1,844,194 | 3 | 104,651 | 79.2 | 79.2 |
| *401 and 421 Park Drive and 201 Brookline Avenue* | | | | | | | | |
| *Seaport Innovation District* | | | | | | | | |
| 5 and 15[(1)] Necco Street | 459,395 | — | — | 459,395 | 2 | 47,019 | 97.0 | 97.0 |
| *Route 128* | | | | | | | | |
| **Megacampus: Alexandria Center® for Life Science – Waltham** | 465,981 | — | 596,064 | 1,062,045 | 5 | 38,566 | 97.8 | 42.9 |
| *40, 50, and 60 Sylvan Road, 35 Gatehouse Drive, and 840 Winter Street* | | | | | | | | |
| 19, 225, and 235 Presidential Way | 585,226 | — | — | 585,226 | 3 | 14,194 | 97.0 | 97.0 |
| *Route 128* | 1,051,207 | — | 596,064 | 1,647,271 | 8 | 52,760 | 97.4 | 62.1 |
| *Other* | | | | | | | | |
| **Megacampus: 30, 200, and 3000 Minuteman Road** | 382,663 | — | 453,869 | 836,532 | 5 | 4,766 | 62.5 | 28.6 |
| **Greater Boston** | **9,220,527** | **583,407** | **1,383,691** | **11,187,625** | **62** | **$ 709,347** | **86.4%** | **75.1%** |

Refer to “New Class A/A+ development and redevelopment properties: summary of pipeline” in Item 2 and “Megacampus” under “Definitions and reconciliations” in Item 7 for additional details.

(1) We own a partial interest in this property through a real estate joint venture. Refer to “Consolidated and unconsolidated real estate joint ventures” in Item 7 for additional details.

## Property listing (continued)

| **Market** / *Submarket* / Address | RSF | | | | Number of Properties | Annual Rental Revenue | Occupancy Percentage | |
|---|---|---|---|---|---|---|---|---|
| | Operating | Development | Redevelopment | Total | | | Operating | Operating and Redevelopment |
| **San Francisco Bay Area** | | | | | | | | |
| *Mission Bay* | | | | | | | | |
| **Megacampus: Alexandria Center® for Science and Technology – Mission Bay**[1] | 1,557,403 | 212,796 | — | 1,770,199 | 8 | $ 65,400 | 96.0% | 96.0% |
| *1455[2], 1515[2], 1655, and 1725 Third Street, 1450, 1500, and 1700 Owens Street, and 455 Mission Bay Boulevard South* | | | | | | | | |
| *Mission Bay* | 1,557,403 | 212,796 | — | 1,770,199 | 8 | 65,400 | 96.0 | 96.0 |
| *South San Francisco* | | | | | | | | |
| **Megacampus: Alexandria Center® for Advanced Technologies – South San Francisco** | 812,453 | — | 107,250 | 919,703 | 5 | 42,600 | 79.0 | 69.8 |
| *213[1], 249, 259, 269, and 279 East Grand Avenue* | | | | | | | | |
| Alexandria Center® for Life Science – South San Francisco | 504,232 | — | — | 504,232 | 3 | 28,642 | 83.0 | 83.0 |
| *201 Haskins Way and 400 and 450 East Jamie Court* | | | | | | | | |
| **Megacampus: Alexandria Center® for Advanced Technologies – Tanforan** | 445,232 | — | — | 445,232 | 2 | 2,365 | 100.0 | 100.0 |
| *1122 and 1150 El Camino Real* | | | | | | | | |
| Alexandria Technology Center® – Gateway | 326,197 | — | — | 326,197 | 5 | 19,461 | 89.7 | 89.7 |
| *600, 630, 650, 901, and 951 Gateway Boulevard* | | | | | | | | |
| Alexandria Center® for Life Science – Millbrae[1] | 285,346 | — | — | 285,346 | 1 | 37,003 | 100.0 | 100.0 |
| *230 Harriet Tubman Way* | | | | | | | | |
| 500 Forbes Boulevard[1] | 155,685 | — | — | 155,685 | 1 | 10,908 | 100.0 | 100.0 |
| *South San Francisco* | 2,529,145 | — | 107,250 | 2,636,395 | 17 | 140,979 | 88.5 | 84.9 |
| *Greater Stanford* | | | | | | | | |
| **Megacampus: Alexandria Center® for Life Science – San Carlos** | 738,038 | — | — | 738,038 | 9 | 46,677 | 91.4 | 91.4 |
| *825, 835, 960, and 1501-1599 Industrial Road* | | | | | | | | |
| Alexandria Stanford Life Science District | 705,787 | — | — | 705,787 | 9 | 53,480 | 86.8 | 86.8 |
| *3160, 3165, 3170, and 3181 Porter Drive and 3301, 3303, 3305, 3307, and 3330 Hillview Avenue* | | | | | | | | |
| 3412, 3420, 3440, 3450, and 3460 Hillview Avenue | 340,103 | — | — | 340,103 | 5 | 24,429 | 86.5 | 86.5 |
| 2475 and 2625/2627/2631 Hanover Street and 1450 Page Mill Road | 198,548 | — | — | 198,548 | 3 | 13,751 | 100.0 | 100.0 |
| 2100 and 2200 Geng Road | 62,526 | — | — | 62,526 | 2 | 2,732 | 100.0 | 100.0 |
| *Greater Stanford* | 2,045,002 | — | — | 2,045,002 | 28 | 141,069 | 90.1 | 90.1 |
| **San Francisco Bay Area** | **6,131,550** | **212,796** | **107,250** | **6,451,596** | **53** | **$ 347,448** | **90.9%** | **89.4%** |

Refer to "New Class A/A+ development and redevelopment properties: summary of pipeline" in Item 2 and "Megacampus" under "Definitions and reconciliations" in Item 7 for additional details.

(1) We own a partial interest in this property through a real estate joint venture. Refer to "Consolidated and unconsolidated real estate joint ventures" in Item 7 for additional details.
(2) We own 100% of this property.

# Property listing (continued)

| Market / Submarket / Address | RSF Operating | Development | Redevelopment | Total | Number of Properties | Annual Rental Revenue | Occupancy Percentage Operating | Operating and Redevelopment |
|---|---|---|---|---|---|---|---|---|
| **San Diego** | | | | | | | | |
| *Torrey Pines* | | | | | | | | |
| **Megacampus: One Alexandria Square** | 1,090,906 | — | — | 1,090,906 | 10 | $ 77,138 | 96.5% | 96.5% |
| *3115 and 3215[1] Merryfield Row, 3010, 3013, and 3033 Science Park Road, 10935, 10945, 10955, and 10970 Alexandria Way, 10996 Torreyana Road, and 3545 Cray Court* | | | | | | | | |
| ARE Torrey Ridge | 308,565 | — | — | 308,565 | 3 | 14,461 | 86.2 | 86.2 |
| *10578, 10618, and 10628 Science Center Drive* | | | | | | | | |
| *Torrey Pines* | 1,399,471 | — | — | 1,399,471 | 13 | 91,599 | 94.2 | 94.2 |
| *University Town Center* | | | | | | | | |
| **Megacampus: Campus Point by Alexandria**[1] | 1,310,696 | 893,525 | — | 2,204,221 | 8 | 84,466 | 99.5 | 99.5 |
| *9880[2], 10210, 10290, and 10300 Campus Point Drive and 4135, 4155, 4224, and 4242 Campus Point Court* | | | | | | | | |
| **Megacampus: 5200 Illumina Way**[1] | 792,687 | — | — | 792,687 | 6 | 29,978 | 100.0 | 100.0 |
| *9625 Towne Centre Drive*[1] | 163,648 | — | — | 163,648 | 1 | 6,520 | 100.0 | 100.0 |
| *University Town Center* | 2,267,031 | 893,525 | — | 3,160,556 | 15 | 120,964 | 99.7 | 99.7 |
| *Sorrento Mesa* | | | | | | | | |
| **Megacampus: SD Tech by Alexandria**[1] | 969,416 | 81,610 | — | 1,051,026 | 11 | 48,072 | 98.0 | 98.0 |
| *9605, 9645, 9675, 9725, 9735, 9808, 9855, and 9868 Scranton Road, and 10055, 10065, and 10075 Barnes Canyon Road* | | | | | | | | |
| **Megacampus: Sequence District by Alexandria** | 671,039 | — | — | 671,039 | 6 | 24,306 | 100.0 | 100.0 |
| *6290, 6310, 6340, 6350, 6420, and 6450 Sequence Drive* | | | | | | | | |
| Summers Ridge Science Park[1] | 316,531 | — | — | 316,531 | 4 | 11,521 | 100.0 | 100.0 |
| *9965, 9975, 9985, and 9995 Summers Ridge Road* | | | | | | | | |
| 10102 Hoyt Park Drive | 144,113 | — | — | 144,113 | 1 | 11,379 | 100.0 | 100.0 |
| 5810/5820 Nancy Ridge Drive | 83,354 | — | — | 83,354 | 1 | 3,389 | 100.0 | 100.0 |
| 9877 Waples Street | 63,774 | — | — | 63,774 | 1 | 2,680 | 100.0 | 100.0 |
| *Sorrento Mesa* | 2,248,227 | 81,610 | — | 2,329,837 | 24 | 101,347 | 99.1 | 99.1 |
| *Sorrento Valley* | | | | | | | | |
| 3911, 3931, 3985, 4025, 4031, and 4045 Sorrento Valley Boulevard | 151,406 | — | — | 151,406 | 6 | 4,857 | 55.9 | 55.9 |
| 11045 Roselle Street | 27,689 | — | — | 27,689 | 1 | 1,814 | 100.0 | 100.0 |
| *Sorrento Valley* | 179,095 | — | — | 179,095 | 7 | 6,671 | 62.7 | 62.7 |
| **San Diego** | 6,093,824 | 975,135 | — | 7,068,959 | 59 | $ 320,581 | 97.2 % | 97.2 % |

Refer to "New Class A/A+ development and redevelopment properties: summary of pipeline" in Item 2 and "Megacampus" under "Definitions and reconciliations" in Item 7 for additional details.

(1) We own a partial interest in this property through a real estate joint venture. Refer to "Consolidated and unconsolidated real estate joint ventures" in Item 7 for additional details.
(2) We own 100% of this property.

## Property listing (continued)

| | RSF | | | | | | Occupancy Percentage | |
|---|---|---|---|---|---|---|---|---|
| **Market** / *Submarket* / Address | Operating | Development | Redevelopment | Total | Number of Properties | Annual Rental Revenue | Operating | Operating and Redevelopment |
| **Seattle** | | | | | | | | |
| *Lake Union* | | | | | | | | |
| **Megacampus: Alexandria Center® for Life Science – Eastlake** | 1,151,975 | — | — | 1,151,975 | 9 | $ 68,694 | 91.3 % | 91.3 % |
| *1150, 1201[(1)], 1208[(1)], 1551, 1600, and 1616 Eastlake Avenue East, 188 and 199 East Blaine Street, and 1600 Fairview Avenue East* | | | | | | | | |
| **Megacampus: Alexandria Center® for Advanced Technologies – South Lake Union** | 413,178 | 227,577 | — | 640,755 | 4 | 23,372 | 98.8 | 98.8 |
| *400[(1)] and 701 Dexter Avenue North, 428 Westlake Avenue North, and 219 Terry Avenue North* | | | | | | | | |
| *Lake Union* | 1,565,153 | 227,577 | — | 1,792,730 | 13 | 92,066 | 93.3 | 93.3 |
| *Elliott Bay* | | | | | | | | |
| 410 West Harrison Street and 410 Elliott Avenue West | 20,101 | — | — | 20,101 | 2 | 459 | 72.5 | 72.5 |
| *Bothell* | | | | | | | | |
| **Megacampus: Alexandria Center® for Advanced Technologies – Canyon Park** | 815,000 | — | — | 815,000 | 19 | 15,674 | 84.2 | 84.2 |
| *22121 and 22125 17th Avenue Southeast, 22021, 22025, 22026, 22030, 22118, and 22122 20th Avenue Southeast, 22333, 22422, 22515, and 22522 29th Drive Southeast, 22213 and 22309 30th Drive Southeast, and 1629, 1631, 1725, 1916, and 1930 220th Street Southeast* | | | | | | | | |
| Alexandria Center® for Advanced Technologies – Monte Villa Parkway | 463,243 | — | — | 463,243 | 6 | 12,834 | 79.7 | 79.7 |
| *3301, 3303, 3305, 3307, 3555, and 3755 Monte Villa Parkway* | | | | | | | | |
| *Bothell* | 1,278,243 | — | — | 1,278,243 | 25 | 28,508 | 82.6 | 82.6 |
| *Other* | 63,057 | — | — | 63,057 | 2 | 481 | 91.7 | 91.7 |
| **Seattle** | **2,926,554** | **227,577** | **—** | **3,154,131** | **42** | **121,514** | **88.4** | **88.4** |
| | | | | | | | | |
| **Maryland** | | | | | | | | |
| *Rockville* | | | | | | | | |
| **Megacampus: Alexandria Center® for Life Science – Shady Grove** | 1,691,960 | — | — | 1,691,960 | 20 | 93,315 | 94.7 | 94.7 |
| *9601, 9603, 9605, 9704, 9708, 9712, 9714, 9800, 9804, 9808, 9900, and 9950 Medical Center Drive, 14920 and 15010 Broschart Road, 9920 Belward Campus Drive, and 9810 and 9820 Darnestown Road* | | | | | | | | |
| 1330 Piccard Drive | 131,507 | — | — | 131,507 | 1 | 3,813 | 87.6 | 87.6 |
| 1405 Research Boulevard | 72,170 | — | — | 72,170 | 1 | 2,501 | 94.7 | 94.7 |
| 1500 and 1550 East Gude Drive | 91,359 | — | — | 91,359 | 2 | 1,844 | 100.0 | 100.0 |
| 5 Research Place | 63,852 | — | — | 63,852 | 1 | 3,125 | 100.0 | 100.0 |
| 5 Research Court | 51,520 | — | — | 51,520 | 1 | 1,976 | 100.0 | 100.0 |
| 12301 Parklawn Drive | 49,185 | — | — | 49,185 | 1 | 1,853 | 100.0 | 100.0 |
| *Rockville* | 2,151,553 | — | — | 2,151,553 | 27 | $ 108,427 | 94.9% | 94.9% |

Refer to “New Class A/A+ development and redevelopment properties: summary of pipeline” in Item 2 and “Megacampus” under “Definitions and reconciliations” in Item 7 for additional details.

(1) We own a partial interest in this property through a real estate joint venture. Refer to “Consolidated and unconsolidated real estate joint ventures” in Item 7 for additional details.

**Property listing (continued)**

| | RSF | | | | | | Occupancy Percentage | |
| Market / Submarket / Address | Operating | Development | Redevelopment | Total | Number of Properties | Annual Rental Revenue | Operating | Operating and Redevelopment |
|---|---|---|---|---|---|---|---|---|
| **Maryland (continued)** | | | | | | | | |
| *Gaithersburg* | | | | | | | | |
| Alexandria Technology Center® – Gaithersburg I | 619,061 | — | — | 619,061 | 9 | $ 19,663 | 93.6 % | 93.6 % |
| *9, 25, 35, 45, 50, and 55 West Watkins Mill Road and 910, 930, and 940 Clopper Road* | | | | | | | | |
| Alexandria Technology Center® – Gaithersburg II | 486,300 | — | — | 486,300 | 7 | 16,254 | 95.1 | 95.1 |
| *700, 704, and 708 Quince Orchard Road and 19, 20, 21, and 22 Firstfield Road* | | | | | | | | |
| 401 Professional Drive | 63,207 | — | — | 63,207 | 1 | 1,351 | 79.7 | 79.7 |
| 950 Wind River Lane | 50,000 | — | — | 50,000 | 1 | 1,234 | 100.0 | 100.0 |
| 620 Professional Drive | 27,950 | — | — | 27,950 | 1 | 1,207 | 100.0 | 100.0 |
| *Gaithersburg* | 1,246,518 | — | — | 1,246,518 | 19 | 39,709 | 93.9 | 93.9 |
| *Beltsville* | | | | | | | | |
| 8000/9000/10000 Virginia Manor Road | 191,884 | — | — | 191,884 | 1 | 3,307 | 96.4 | 96.4 |
| 101 West Dickman Street[1] | 142,933 | — | — | 142,933 | 1 | 1,726 | 66.5 | 66.5 |
| *Beltsville* | 334,817 | — | — | 334,817 | 2 | 5,033 | 83.6 | 83.6 |
| **Maryland** | **3,732,888** | **—** | **—** | **3,732,888** | **48** | **$ 153,169** | **93.6** | **93.6** |
| | | | | | | | | |
| **Research Triangle** | | | | | | | | |
| *Research Triangle* | | | | | | | | |
| **Megacampus: Alexandria Center® for Life Science – Durham** | 2,041,067 | — | — | 2,041,067 | 15 | 44,493 | 97.3 | 97.3 |
| *6, 8, 10, 12, 14, 40, 41, 42, and 65 Moore Drive, 21, 25, 27, 29, and 31 Alexandria Way, and 2400 Ellis Road* | | | | | | | | |
| **Megacampus: Alexandria Center® for Advanced Technologies and AgTech – Research Triangle** | 711,886 | — | — | 711,886 | 6 | 29,585 | 94.1 | 94.1 |
| *6, 8, 10, and 12 Davis Drive and 5 and 9 Laboratory Drive* | | | | | | | | |
| **Megacampus: Alexandria Center® for Sustainable Technologies** | 259,962 | — | — | 259,962 | 6 | 7,343 | 84.8 | 84.8 |
| *104, 108, 110, 112, and 114 TW Alexander Drive and 5 Triangle Drive* | | | | | | | | |
| Alexandria Technology Center® – Alston | 121,204 | — | — | 121,204 | 2 | 2,279 | 80.5 | 80.5 |
| *800 and 801 Capitola Drive* | | | | | | | | |
| Alexandria Innovation Center® – Research Triangle | 136,563 | — | — | 136,563 | 3 | 4,064 | 96.1 | 96.1 |
| *7010, 7020, and 7030 Kit Creek Road* | | | | | | | | |
| 2525 East NC Highway 54 | 82,996 | — | — | 82,996 | 1 | 3,580 | 100.0 | 100.0 |
| 407 Davis Drive | 81,956 | — | — | 81,956 | 1 | 3,323 | 100.0 | 100.0 |
| **Research Triangle** | **3,435,634** | **—** | **—** | **3,435,634** | **34** | **$ 94,667** | **95.2%** | **95.2%** |

Refer to "New Class A/A+ development and redevelopment properties: summary of pipeline" in Item 2 and "Megacampus" under "Definitions and reconciliations" in Item 7 for additional details.

(1) We own a partial interest in this property through a real estate joint venture. Refer to "Consolidated and unconsolidated real estate joint ventures" in Item 7 for additional details.

**Property listing (continued)**

| Market / Submarket / Address | RSF | | | | Number of Properties | Annual Rental Revenue | Occupancy Percentage | |
|---|---|---|---|---|---|---|---|---|
| | Operating | Development | Redevelopment | Total | | | Operating | Operating and Redevelopment |
| **New York City** | | | | | | | | |
| *New York City* | | | | | | | | |
| **Megacampus: Alexandria Center® for Life Science – New York City** | 729,461 | — | — | 729,461 | 2 | $ 66,085 | 96.4% | 96.4% |
| *430 and 450 East 29th Street* | | | | | | | | |
| **New York City** | **729,461** | **—** | **—** | **729,461** | **2** | **66,085** | **96.4** | **96.4** |
| | | | | | | | | |
| **Texas** | | | | | | | | |
| *Austin* | | | | | | | | |
| **Megacampus: Intersection Campus** | 1,525,359 | — | — | 1,525,359 | 12 | 33,694 | 83.0 | 83.0 |
| *507 East Howard Lane, 13011 McCallen Pass, 13813 and 13929 Center Lake Drive, and 12535, 12545, 12555, and 12565 Riata Vista Circle* | | | | | | | | |
| *Austin* | 1,525,359 | — | — | 1,525,359 | 12 | 33,694 | 83.0 | 83.0 |
| *Greater Houston* | | | | | | | | |
| **Alexandria Center® for Advanced Technologies at The Woodlands** | 120,828 | — | 73,298 | 194,126 | 1 | 3,172 | 41.5 | 25.8 |
| *8800 Technology Forest Place* | | | | | | | | |
| **Texas** | **1,646,187** | **—** | **73,298** | **1,719,485** | **13** | **36,866** | **79.9** | **76.5** |
| | | | | | | | | |
| **Non-cluster/other markets** | 414,216 | — | — | 414,216 | 7 | 12,379 | 91.2 | 91.2 |
| | | | | | | | | |
| **North America, excluding properties held for sale** | **34,330,841** | **1,998,915** | **1,564,239** | **37,893,995** | **320** | **1,862,056** | **90.9%** | **86.9%** |
| | | | | | | | | |
| **Properties held for sale** | 1,555,377 | — | — | 1,555,377 | 20 | 37,697 | 66.5% | 66.5% |
| | | | | | | | | |
| **Total – North America** | **35,886,218** | **1,998,915** | **1,564,239** | **39,449,372** | **340** | **$ 1,899,753** | | |

Refer to "New Class A/A+ development and redevelopment properties: summary of pipeline" in Item 2 and "Megacampus" under "Definitions and reconciliations" in Item 7 for additional details.

**Leasing activity**

During the year ended December 31, 2025, solid demand for our high-quality Class A/A+ properties translated into leasing activity and rental rate changes in 2025 for our overall portfolio and our development and redevelopment pipeline.

- Executed a total of 205 leases, with a weighted-average lease term of 11.9 years, for 4.2 million RSF;
- 82% of our leasing activity during the last twelve months was generated from our existing tenant base;
- Annual leasing activity of 2.5 million RSF for renewed and re-leased spaces; and
- Annual rental rates increased by 7.0% and 3.5% (cash basis) on renewed and re-leased space.

During the year ended December 31, 2025, we granted tenant concessions/free rent averaging 1.5 months per annum with respect to the 4.2 million RSF leased.

Lease structure

Our Same Properties total revenue declined by 0.5% during the year ended December 31, 2025, and our Same Properties net operating income and Same Properties net operating income (cash basis) for the year ended December 31, 2025 decreased by 3.5% and increased by 0.9%, respectively. Rental rates for the year ended December 31, 2025 increased by 7.0% and 3.5% (cash basis) on 2.5 million renewed/re-leased RSF are attributable to the sustained appeal of our properties, strong property management expertise of our team, and effective operational strategies. Additionally, a favorable triple net lease structure with contractual annual rent escalations resulted in a consistent Same Properties operating margin of 68% for the year ended December 31, 2025 across our 282 Same Properties aggregating 29.8 million RSF. As of December 31, 2025, approximately 92% of our leases (on an annual rental revenue basis) were triple net leases, which require tenants to pay substantially all real estate taxes, insurance, utilities, repairs and maintenance, common area expenses, and other operating expenses (including increases thereto) in addition to base rent. Additionally, approximately 97% of our leases (on an annual rental revenue basis) contained contractual annual rent escalations approximating 3% that were either fixed or based on a consumer price index or another index, and approximately 92% of our leases (on an annual rental revenue basis) provided for the recapture of certain capital expenditures.

## Leasing activity (continued)

The following table summarizes our leasing activity at our properties for the years ended December 31, 2025 and 2024:

| | Year Ended December 31, | | | |
| | 2025 | | 2024 | |
| | Including Straight-Line Rent | Cash Basis | Including Straight-Line Rent | Cash Basis |
|---|---|---|---|---|
| *(Dollars per RSF)* | | | | |
| *Leasing activity:* | | | | |
| Renewed/re-leased space[1] | | | | |
| **Rental rate changes** | **7.0%** | **3.5%** | **16.9%** | **7.2%** |
| New rates | $52.71 | $53.66 | $65.48 | $64.18 |
| Expiring rates | $49.27 | $51.87 | $56.01 | $59.85 |
| RSF | 2,543,473 | | 3,888,139 | |
| Tenant improvements/leasing commissions | $55.34 | | $46.89 | |
| Weighted-average lease term | 9.0 years | | 8.5 years | |
| | | | | |
| Developed/redeveloped/previously vacant space leased[2] | | | | |
| New rates | $72.30 | $67.56 | $59.44 | $57.34 |
| Previously vacant RSF | 944,362 | | 672,474 | |
| Developed/redeveloped RSF | 704,821 | | 493,341 | |
| Weighted-average lease term | 13.8 years | | 10.0 years | |
| | | | | |
| *Leasing activity summary (totals):* | | | | |
| New rates | $60.42 | $59.13 | $64.16 | $62.68 |
| RSF | 4,192,656 | | 5,053,954 | |
| Weighted-average lease term | 11.9 years | | 8.9 years | |
| | | | | |
| *Lease expirations[1]* | | | | |
| Expiring rates | $54.22 | $55.56 | $53.82 | $57.24 |
| RSF | 4,460,081 | | 5,005,638 | |

Leasing activity includes 100% of results for properties in North America in which we have an investment.

(1) Excludes month-to-month leases aggregating 58,516 RSF and 136,131 RSF as of December 31, 2025 and 2024, respectively. During the year ended December 31, 2025, we granted free rent concessions averaging 1.5 months per annum.
(2) Refer to "New Class A/A+ development and redevelopment properties: summary of pipeline" in Item 2 for additional information, including total project costs.

## Summary of contractual lease expirations

The following table summarizes the contractual lease expirations at our properties as of December 31, 2025:

| Year | RSF | Percentage of Occupied RSF | Annual Rental Revenue (per RSF)[1] | Percentage of Annual Rental Revenue |
|---|---|---|---|---|
| 2026 [2] | 2,900,665 | 9.3% | $ 52.73 | 8.2% |
| 2027 | 3,220,834 | 10.3% | $ 54.52 | 9.4% |
| 2028 | 3,848,085 | 12.4% | $ 51.80 | 10.7% |
| 2029 | 1,741,417 | 5.6% | $ 46.91 | 4.4% |
| 2030 | 2,482,633 | 8.0% | $ 43.28 | 5.7% |
| 2031 | 3,550,982 | 11.4% | $ 54.17 | 10.3% |
| 2032 | 864,810 | 2.8% | $ 58.02 | 2.7% |
| 2033 | 2,164,696 | 6.9% | $ 50.94 | 5.9% |
| 2034 | 2,733,787 | 8.8% | $ 67.66 | 9.9% |
| 2035 | 1,042,126 | 3.3% | $ 57.39 | 3.2% |
| Thereafter | 6,601,764 | 21.2% | $ 84.09 | 29.6% |

Contractual lease expirations for properties classified as held for sale as of December 31, 2025 are excluded from the information on this page.

(1) Represents amounts in effect as of December 31, 2025.
(2) Excludes month-to-month leases aggregating 58,516 RSF as of December 31, 2025.

# Summary of contractual lease expirations (continued)

The following tables present our lease expirations by market for 2026 and 2027 as of December 31, 2025:

| Market | 2026 Contractual Lease Expirations (in RSF) | | | | | Annual Rental Revenue (per RSF)[2] |
|---|---|---|---|---|---|---|
| | Leased | Negotiating/ Anticipating | Targeted for Future Development/ Redevelopment | Remaining Expiring Leases | Total[1] | |
| Greater Boston | 144,451 | — | — | 248,627 | 393,078 | $ 44.01 |
| San Francisco Bay Area | 6,527 | 22,000 | — | 286,652 | 315,179 | 69.98 |
| San Diego | — | 49,791 | 52,620 [3] | 153,477 | 255,888 | 54.62 |
| Seattle | 32,500 | — | — | 150,145 | 182,645 | 28.00 |
| Maryland | 171,239 | — | — | 173,729 | 344,968 | 29.48 |
| Research Triangle | 42,318 | 6,439 | — | 99,209 | 147,966 | 43.66 |
| New York City | 35,256 | — | — | 39,659 | 74,915 | 71.65 |
| Texas | — | — | — | — | — | — |
| Non-cluster/other markets | — | — | — | 24,567 | 24,567 | 59.21 |
| Subtotal | 432,291 | 78,230 | 52,620 | 1,176,065 | 1,739,206 | 47.11 |
| Key lease expirations with expected downtime | 140,986 | 9,836 | — | 1,010,637 [4] | 1,161,459 [4] | 61.14 |
| Total | 573,277 | 88,066 | 52,620 | 2,186,702 | 2,900,665 | $ 52.73 |
| Percentage of expiring leases | 20% | 3% | 2% | 75% | 100% | |

| Market | 2027 Contractual Lease Expirations (in RSF) | | | | Annual Rental Revenue (per RSF)[4] |
|---|---|---|---|---|---|
| | Leased | Negotiating/ Anticipating | Remaining Expiring Leases | Total | |
| Greater Boston | 50,649 | — | 179,430 | 230,079 | $ 94.88 |
| San Francisco Bay Area | 1,873 | — | 215,684 | 217,557 | 70.96 |
| San Diego | — | — | 339,716 | 339,716 | 43.71 |
| Seattle | 4,320 | 25,898 | 486,950 | 517,168 | 43.59 |
| Maryland | — | — | 261,550 | 261,550 | 27.38 |
| Research Triangle | 34,910 | — | 242,303 | 277,213 | 34.74 |
| New York City | — | — | 98,299 | 98,299 | 91.95 |
| Texas | — | — | 91,711 | 91,711 | 26.10 |
| Non-cluster/other markets | — | — | 11,418 | 11,418 | N/A |
| Subtotal | 91,752 | 25,898 | 1,927,061 | 2,044,711 | 50.43 |
| Key lease expirations with expected downtime | — | — | 1,176,123 | 1,176,123 [5] | 61.61 |
| Total | 91,752 | 25,898 | 3,103,184 | 3,220,834 | $ 54.52 |
| Percentage of expiring leases | 3% | 1% | 96% | 100% | |

Contractual lease expirations for properties classified as held for sale as of December 31, 2025 are excluded from the information on this page.

(1) Excludes month-to-month leases aggregating 58,516 RSF as of December 31, 2025. Refer to "Leasing activity" in Item 2 for additional details.
(2) Represents amounts in effect as of December 31, 2025.
(3) Relates to a single-tenant, 100% pre-leased development project aggregating 466,598 RSF that expands the existing Campus Point by Alexandria Megacampus. At the beginning of 2026, the tenant will vacate 52,620 RSF from an existing building, which generated annual rental revenue of $4.1 million as of December 31, 2025, to allow for the demolition and development of the new, build-to-suit life science building at this site. Refer to "New Class A/A+ development and redevelopment properties: current projects" in Item 2 for additional details.
(4) Key lease expirations with expected downtime represent space expected to become vacant at lease expiration and re-leased to new tenants. We have identified prospects or have early discussions with prospective tenants for 468,470 RSF of the 1.0 million RSF listed under remaining expiring leases. We continue to evaluate business plans and re-leasing strategies for these projects to maximize occupancy and rental revenue. We expect downtime for 2026 key lease expirations to be approximately 6 to 24 months on a weighted-average basis, and we expect these properties to remain operating properties.

| Property or Campus | Submarket | RSF | % of Leased/ Negotiating | Weighted Average Expiration Date | Located on Megacampus | Annual Rental Revenue from Lease Expirations/ Known Vacancies |
|---|---|---|---|---|---|---|
| Alexandria Stanford Life Science District | Greater Stanford | 137,970 | —% | June 2026 | | $ 12,899 |
| One Alexandria Square | Torrey Pines | 118,225 | 38 | January 2026 | X | 10,064 |
| Alexandria Center® at One Kendall Square | Cambridge | 92,775 | — | May 2026 | X | 7,783 |
| 9625 Towne Centre Drive | University Town Center | 163,648 | — | January 2026 | | 6,520 |
| 5810/5820 Nancy Ridge Drive | Sorrento Mesa | 83,354 | 100 | January 2026 | | 3,389 |
| Alexandria Center® at Kendall Square | Cambridge | 45,636 | — | January 2026 | X | 4,564 |
| Remaining | Various | 519,851 | 4 | May 2026 | [6] | 25,792 |
| | | 1,161,459 | 13% | April 2026 | | $ 71,011 |

(5) Represents key 2027 lease expirations with expected downtime primarily in our Greater Boston, San Francisco Bay Area, and San Diego markets aggregating 1.2 million RSF with a weighted-average expiration date in March 2027 and annual rental revenue aggregating $72 million. Included in these expirations are seven leases aggregating 531,984 RSF and $42.3 million in annual rental revenue with four separate tenants that will relocate to our current active development and redevelopment projects upon completion of their tenant improvements. On a combined basis, these tenants will expand their footprint within our portfolio by over 41%. Additionally, we have identified prospects or have early discussions with prospective tenants for 302,028 RSF of the total 1.2 million RSF. We expect downtime to be approximately 9 to 24 months on a weighted-average basis, and we expect these properties to remain operating properties.
(6) Approximately 69% of the 519,851 RSF expiring leases are located on a Megacampus.

**Investments in real estate**

A key component of our business model is our disciplined allocation of capital to the development and redevelopment of new Class A/A+ properties, and property enhancements identified during the underwriting of certain acquired properties, primarily located in collaborative Megacampus ecosystems in AAA life science innovation clusters. These projects are focused on providing high-quality, generic, and reusable spaces that meet the real estate requirements of a wide range of tenants. Upon completion, each development or redevelopment project is expected to generate increases in rental income, net operating income, and cash flows. Our development and redevelopment projects are generally in locations that are highly desirable to high-quality entities, which we believe results in higher occupancy levels, longer lease terms, higher rental income, higher returns, and greater long-term asset value. Our pre-construction activities are undertaken in order to prepare the property for its intended use and include entitlements, permitting, design, site work, and other activities preceding commencement of construction of aboveground building improvements.

Our investments in real estate consisted of the following as of December 31, 2025 (dollars in thousands):

| | | Development and Redevelopment | | | | | |
| | | Under Construction | | | | | |
| | Operating | 2026 Stabilization | 2027-2028 Stabilization | Evaluating Business Strategy | Future | Subtotal | Total |
|---|---|---|---|---|---|---|---|
| **Square footage** | | | | | | | |
| Operating | 34,330,841 | — | — | — | — | — | 34,330,841 |
| Future Class A/A+ development and redevelopment properties | — | 699,933 | 1,614,994 | 1,248,227 | 19,907,130 | 23,470,284 | 23,470,284 |
| Future development and redevelopment square feet currently included in rental properties[1] | — | — | (52,620) | — | (1,815,084) | (1,867,704) | (1,867,704) |
| Total square footage, excluding properties held for sale | 34,330,841 | 699,933 | 1,562,374 | 1,248,227 | 18,092,046 | 21,602,580 | 55,933,421 |
| Properties held for sale | 1,555,377 | — | — | — | 1,893,281 | 1,893,281 | 3,448,658 |
| Total square footage | 35,886,218 | 699,933 | 1,562,374 | 1,248,227 | 19,985,327 | 23,495,861 | 59,382,079 |
| | | | | | | | |
| **Investments in real estate** | | | | | | | |
| Gross book value as of December 31, 2025[2] | $27,767,849 | $ 777,861 | $ 1,382,807 | $ 1,020,344 | $ 3,868,660 | $ 7,049,672 [3] | $ 34,817,521 |
| Properties held for sale | 452,825 | — | — | — | 261,208 | 261,208 | 714,033 |
| Total gross investment in real estate, excluding properties held for sale | $27,315,024 | $ 777,861 | $ 1,382,807 | $ 1,020,344 | $ 3,607,452 | $ 6,788,464 | $ 34,103,488 |



20%     17%     11% to 16%

12/31/24     12/31/25     12/31/26 Projected

Non-Income-Producing Assets[4] as a Percentage of Gross Assets

(1) Refer to "Investments in real estate" under "Definitions and reconciliations" in Item 7 for additional details, including future development and redevelopment square feet currently included in rental properties.
(2) Balances exclude accumulated depreciation and our share of the cost basis associated with our properties held by our unconsolidated real estate joint ventures, which is classified as investments in unconsolidated real estate joint ventures in our consolidated balance sheet.
(3) Our share of investment in our development and redevelopment pipeline is $6.35 billion.
(4) Excludes properties classified as held for sale, of which land parcels represent approximately 1% of total non-income producing assets.

Dispositions and sales of partial interests

Our completed dispositions of real estate assets during the year ended December 31, 2025, consisted of the following (dollars in thousands, except for sales price per RSF):

| Property | Submarket/Market | Date of Transaction | Interest Sold/ Acquired | Square Footage Operating | Square Footage Future Development | Capitalization Rate | Capitalization Rate (Cash Basis) | Price (Our Share) | Gain on Sales of Real Estate |
|---|---|---|---|---|---|---|---|---|---|
| ***Dispositions*** | | | | | | | | | |
| Completed during the year ended December 31, 2025: | | | | | | | | | |
| *Stabilized properties:* | | | | | | | | | |
| 550 Arsenal Street[1] | Cambridge/Inner Suburbs/Greater Boston | 10/15/25 | 100% | 249,275 | 281,592 | 6.1% | 5.4% | $ 99,250 | $ — |
| 6260 Sequence Drive | Sorrento Mesa/San Diego | 12/16/25 | 100% | 130,536 | — | 7.2% | 7.1% | 70,000 | — |
| 5600 Avenida Encinas | Other/San Diego | 12/17/25 | 100% | 182,276 | — | 5.5% | 5.3% | 64,100 | — |
| 601 Key Stone Drive | Research Triangle/Research Triangle | 10/3/25 | 100% | 77,595 | — | 9.7% | 8.7% | 24,879 | 4,362 |
| Other stabilized properties | Various | | | 307,142 | — | | | 103,079 | — |
| | | | | | | | | 361,308 | |
| *Properties with vacancy or significant near-term capital requirements:* | | | | | | | | | |
| 601, 611, 651, 681, 685, 701, and 751 Gateway Boulevard | South San Francisco/San Francisco Bay Area | 12/30/25 | (2) | 1,104,826 | 528,684 | N/A | N/A | 283,173 (2) | — (2) |
| ARE Nautilus | Torrey Pines/San Diego | 12/10/25 | 100% | 218,640 | — | N/A | N/A | 192,000 (3) | 86,260 |
| 409 and 499 Illinois Street | Mission Bay/San Francisco Bay Area | 12/17/25 | 25% | 466,297 | — | N/A | N/A | 180,273 (4) | 416,749 (4) |
| 14 TW Alexander Drive | Research Triangle/Research Triangle | 11/20/25 | 100% | 173,820 | — | N/A | N/A | 155,000 (5) | 78,489 |
| 4767 Nexus Center Drive | University Town Center/San Diego | 12/31/25 | 100% | 65,280 | — | N/A | N/A | 50,000 (6) | 15,330 |
| 5505 Morehouse Drive | Sorrento Mesa/San Diego | 8/26/25 | 100% | 79,945 | — | N/A | N/A | 45,000 | — |
| Alexandria Center for Life Science – Long Island City | New York City/New York City | 12/19/25 | 100% | 179,100 | — | N/A | N/A | 34,500 | — |
| 2425 Garcia Avenue and 2400/2450 Bayshore Parkway | Greater Stanford/San Francisco Bay Area | 6/30/25 | 100% | 95,901 | — | N/A | N/A | 11,000 | — |
| Other non-stabilized properties | Various | | | 544,591 | 117,227 | N/A | N/A | 120,517 | $ 13,483 |
| | | | | | | | | $ 1,071,463 | |

(1) Represents a retail shopping center with future development opportunity. We originally acquired the property in 2021 with the intent to demolish the retail center and develop it into laboratory space. However, due to the project's financial outlook and the substantial capital that development would have required, we decided to recycle the capital generated by the disposition into our development and redevelopment pipeline.

(2) We held a 50% ownership interest at 601, 611, 651, 681, 685, and 701 Gateway Boulevard and a 51% interest at 751 Gateway Boulevard. At the time of sale, these properties had operating and redevelopment occupancy of 62%, with a weighted-average lease term of 5.1 years. Due to macroeconomic conditions in South San Francisco, including significant new supply, lower life science tenant demand, and ongoing challenges leasing both laboratory and office space, we reassessed the project's financial outlook and the substantial capital required to lease vacant space and to complete the redevelopment of 651 Gateway Boulevard and future development opportunities. As a result, we sold the consolidated joint ventures for a gross price of $600.0 million ($560.4 million net of seller credits and sales costs), of which our share of the price (after seller credits) was $283.2 million. Refer to Note 3 – "Investments in real estate" to our consolidated financial statements in Item 15 for additional information.

(3) Represents the sale of a non-stabilized campus located outside of a Megacampus ecosystem. At the time of sale, the campus was 76% occupied, with a weighted-average remaining lease term of less than four years. Given our strategy to invest into our Megacampus and the significant near-term capital required to re-stabilize the asset, we decided to reinvest the disposition proceeds into other projects with greater value-creation opportunities.

(4) Represents two life science buildings in which we held a 25% ownership interest. At the time of sale, the properties were 40% occupied, with a weighted-average remaining lease term of 8.3 years. These properties were sold by the joint venture to an existing tenant following its exercise of a purchase right included in its lease agreement. The gross sales price was $767.1 million ($721.1 million net of seller credits and sales costs), of which our share of the price (after seller credits) was $180.3 million. Our share of gain on sales of real estate was $103.9 million.

(5) We provided seller financing of $33.0 million. This note receivable is classified within "Other assets" in our consolidated balance sheet. Refer to Note 8 – "Other assets" to our consolidated financial statements in Item 15 for additional information.

Dispositions and sales of partial interests

| Property | Submarket/Market | Date of Transaction | Interest Sold/ Acquired | Square Footage | | Capitalization Rate | Capitalization Rate (Cash Basis) | Price (Our Share) | Gain on Sales of Real Estate |
|---|---|---|---|---|---|---|---|---|---|
| | | | | Operating | Future Development | | | | |
| *Land:* | | | | | | | | | |
| Costa Verde by Alexandria | University Town Center/San Diego | 1/31/25 | 100% | — | 537,000 | | | $ 124,000 [1] | $ — |
| 9363, 9373, and 9393 Towne Centre Drive | University Town Center/San Diego | 12/18/25 | 100% | — | 230,000 | | | 40,000 | 17,978 |
| 285, 299, 307, and 345 Dorchester Avenue (60% consolidated JV) | Seaport Innovation District/Greater Boston | 12/30/25 | 60% | — | 1,040,000 | N/A | | 33,500 | — |
| 3029 East Cornwallis Road | Research Triangle/Research Triangle | 12/31/25 | 100% | — | 600,000 | | | 29,500 | — |
| Land parcel | Texas | 5/7/25 | 100% | — | 1,350,000 | | | 73,287 | — |
| Other land parcels | Various | | | 143,105 | 981,581 | | | 79,150 | 504 |
| | | | | | | | | 379,437 | |
| Total 2025 dispositions and sales of partial interests, excluding exchange of partial interests (see below) | | | | | | | | $ 1,812,208 | $ 633,155 [2] |

***Exchange of partial interests[3]***

| Property | Submarket/Market | Date of Transaction | Interest Sold/ Acquired | Operating | Future Development | Capitalization Rate | Capitalization Rate (Cash Basis) | Price (Our Share) | Gain on Sales of Real Estate |
|---|---|---|---|---|---|---|---|---|---|
| Disposition of Pacific Technology Park | Sorrento Mesa/San Diego | 9/9/25 | 50% | 544,352 | — | N/A | | $ 96,000 | $ 9,290 |
| Acquisition of 199 East Blaine Street | Lake Union/Seattle | 9/9/25 | 70% | 115,084 | — | | | (94,430) | |
| Difference in sales price received in cash | | | | | | | | $ 1,570 | |

(1) We provided seller financing of $91.0 million. This note receivable is classified within "Other assets" in our consolidated balance sheet. Refer to Note 8 – "Other assets" to our consolidated financial statements in Item 15 for additional information.
(2) Excludes a gain on sale of interest related to an unconsolidated real estate joint venture of $458 thousand, which is classified as equity in earnings of unconsolidated real estate joint ventures in our consolidated statement of operations.
(3) In September 2025, we completed an exchange of partial interests in two consolidated joint ventures, Pacific Technology Park and 199 East Blaine Street, with one joint venture partner, resulting in a sales price received by cash of $1.6 million. Refer to Note 4 – "Consolidated and unconsolidated real estate joint ventures" to our consolidated financial statements in Item 15 for additional information.

New Class A/A+ development and redevelopment properties

# ALEXANDRIA'S DEVELOPMENT AND REDEVELOPMENT DELIVERIES ARE EXPECTED TO PROVIDE INCREMENTAL GROWTH IN ANNUAL NET OPERATING INCOME

| Placed Into Service | Near-Term Deliveries | Intermediate-Term Deliveries | Evaluating Business Strategy |
|---|---|---|---|
| 2025 | 2026 | 2027-2028 | 2026-2028 |
| $78M [1] | $97M [2] | $123M [3] | $113M |
| 97% Occupied | 86% Leased/Negotiating [4] | 51% Leased/Negotiating | 8% Leased/Negotiating |
| 852,764 RSF | 699,933 RSF [5] | 1.6 million RSF | 1.2 million RSF |

Refer to "Net operating income" under "Definitions and reconciliations" in Item 7 for additional details including its reconciliation from the most directly comparable financial measures presented in accordance with GAAP.

(1) Excludes future incremental annual net operating income from recently delivered spaces aggregating 20,444 RSF that were vacant and/or unleased at delivery.
(2) Includes expected partial deliveries through 2026 from projects expected to stabilize in 2027-2028, including speculative future leasing that is not yet fully committed. Our share of incremental annual net operating income from projects expected to be placed into service primarily commencing through 2026 is projected to be $74 million. Refer to the initial and stabilized occupancy years under "New Class A/A+ development and redevelopment properties: current projects" in Item 2 for additional details.
(3) Our share of incremental annual net operating income from projects expected to stabilize in 2027-2028 is projected to be $92 million.
(4) Represents the current leased/negotiating percentage of development and redevelopment projects that are expected to stabilize through the end of 2026.
(5) Represents the RSF related to projects expected to stabilize in 2026. Does not include RSF for partial deliveries through 2026 from projects expected to stabilize in 2027-2028.

## New Class A/A+ development and redevelopment properties: recent deliveries

### 99 Coolidge Avenue

Greater Boston/
Cambridge/Inner Suburbs

129,413 RSF

100% Occupancy



### 500 North Beacon Street and 4 Kingsbury Avenue[1]

Greater Boston/
Cambridge/Inner Suburbs

248,018 RSF

92% Occupancy



### 230 Harriet Tubman Way

San Francisco Bay Area/
South San Francisco

285,346 RSF

100% Occupancy


eikon

### 10935, 10945, and 10955 Alexandria Way[2]

San Diego/Torrey Pines

334,996 RSF

100% Occupancy



### 10075 Barnes Canyon Road

San Diego/Sorrento Mesa

171,469 RSF

100% Occupancy



(1) Image represents 500 North Beacon Street on The Arsenal on the Charles Megacampus.
(2) Image represents 10955 Alexandria Way on the One Alexandria Square Megacampus.

## Incremental Annual Net Operating Income Generated From 2025 Deliveries Aggregated $78 Million[1], Including $10 Million in 4Q25

The following table presents development and redevelopment of new Class A/A+ projects placed into service during the year ended December 31, 2025 (dollars in thousands):

| Property/Market/Submarket | 4Q25 Delivery Date[2] | Our Ownership Interest | Prior to 1/1/25 | 1Q25 | 2Q25 | 3Q25 | 4Q25 | Total | Occupancy Percentage[3] | RSF | Investment | Initial Stabilized | Initial Stabilized (Cash Basis) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | RSF Placed in Service | | | | | Total Project | | Unlevered Yields | |
| **Development projects** | | | | | | | | | | | | | |
| 99 Coolidge Avenue/Greater Boston/Cambridge/Inner Suburbs | N/A | 100% | 116,414 | — | — | 12,999 | — | 129,413 | 100% | 320,809 | $ 444,000 | 6.0% | 6.8% |
| 500 North Beacon Street and 4 Kingsbury Avenue/Greater Boston/Cambridge/Inner Suburbs | N/A | 100% | 211,574 | — | — | 36,444 | — | 248,018 | 92% | 248,018 | 429,000 | 6.5 | 5.9 |
| 230 Harriet Tubman Way/San Francisco Bay Area/South San Francisco | N/A | 48.6% | — | 285,346 | — | — | — | 285,346 | 100% | 285,346 | 476,000 | 7.5 | 6.2 |
| 10935, 10945, and 10955 Alexandria Way/San Diego/Torrey Pines | N/A | 100% | 93,492 | — | 119,202 | 122,302 | — | 334,996 | 100% | 334,996 | 480,000 | 7.2 | 6.9 |
| 10075 Barnes Canyon Road/San Diego/Sorrento Mesa | 12/18/25 | 50.0% | — | 17,718 | — | 13,772 | 139,979 | 171,469 | 100% | 253,079 | 321,000 | 5.5 | 5.7 |
| Weighted average/total | 12/18/25 | | 421,480 | 303,064 | 119,202 | 185,517 | 139,979 | 1,169,242 | | 1,442,248 | $ 2,150,000 | 6.6% | 6.3% |
| **Assets sold in 2025 or designated as held for sale in 4Q25:** | | | | | | | | | | | | | |
| 651 Gateway Boulevard/San Francisco Bay Area/South San Francisco[4] | N/A | N/A | 67,017 | — | 22,005 | — | — | 89,022 | N/A | | | | |
| Canada[5] | N/A | N/A | 78,487 | 6,430 | 76,567 | — | — | 161,484 | N/A | | | | |

(1) Excludes future incremental annual net operating income from recently delivered spaces aggregating 20,444 RSF that were vacant and/or unleased at delivery.
(2) Represents the average delivery date for deliveries that occurred during the three months ended December 31, 2025, weighted by annual rental revenue.
(3) Occupancy reflects total operating RSF placed in service as of each respective delivery date when the space was placed into service. Subsequent occupancy changes are not reflected.
(4) During December 2025, we sold our 50% controlling interest in a consolidated real estate joint venture at 651 Gateway Boulevard. Refer to "Dispositions and sales of partial interests" in Item 2 for additional detail.
(5) As of December 31, 2025, our Canada project was designated as held for sale.

# Reduced Future Construction Commitments By More Than $300 Million From Four Projects

During the three months ended December 31, 2025, we reduced construction funding requirements across our active pipeline by: i) selling or designating three projects as held for sale and ii) pivoting one project to a lower investment strategy, enabling us to redeploy future construction savings and sale proceeds into opportunities aligned with our long-term Megacampus strategy. The following table presents redevelopment projects removed from the pipeline during the three months ended December 31, 2025:

| Property | Submarket | As of September 30, 2025 | | Project Status as of December 31, 2025 |
|---|---|---|---|---|
| | | CIP RSF | Total Project Leased/ Negotiating | |
| Projects under construction as of September 30, 2025 | | 4,239,762 | 43% | |
| Redevelopment projects removed from the pipeline during the three months ended December 31, 2025: | | | | |
| 651 Gateway Boulevard | South San Francisco | (237,684) | 21% | Sold in 4Q25 |
| Canada | Canada | (56,314) | 78 | Held for sale as of 4Q25 |
| One Hampshire Street | Cambridge | (104,956) | — | Held for sale as of 4Q25 |
| 401 Park Drive | Fenway | (137,675) | — | Reclassified to operating[1] |
| | | (536,629) | 32 | |
| Projects placed into service during the three months ended December 31, 2025 | | (139,979) | 100 | |
| Projects under construction as of December 31, 2025 | | 3,563,154 | 46% | |

(1) We plan to lease this property as office which will require less incremental capital.

New Class A/A+ development and redevelopment properties: current projects




### 99 Coolidge Avenue
Greater Boston/
Cambridge/Inner Suburbs

191,396 RSF

81% Leased/Negotiating

### 311 Arsenal Street
Greater Boston/
Cambridge/Inner Suburbs

333,758 RSF

7% Leased/Negotiating

### 50 and 60 Sylvan Road[1]
Greater Boston/Route 128

267,015 RSF

74% Leased/Negotiating

### 1450 Owens Street
San Francisco Bay Area/
Mission Bay

212,796 RSF

49% Leased/Negotiating

### 269 East Grand Avenue
San Francisco Bay Area/
South San Francisco

107,250 RSF

—% Leased/Negotiating

### 4135 Campus Point Court
San Diego/
University Town Center

426,927 RSF

100% Leased

### Campus Point by Alexandria
San Diego/
University Town Center

466,598 RSF

100% Leased

### 10075 Barnes Canyon Road
San Diego/Sorrento Mesa

81,610 RSF

68% Leased/Negotiating

### 701 Dexter Avenue North
Seattle/Lake Union

227,577 RSF

23% Leased/Negotiating

(1)  Image represents 60 Sylvan Road on the Alexandria Center® for Life Science – Waltham Megacampus.

New Class A/A+ development and redevelopment properties: current projects (continued)

The following tables set forth a summary of our new Class A/A+ development and redevelopment properties under construction as of December 31, 2025 (dollars in thousands):

| Property/Market/Submarket | Located on Mega-campus | Dev/Redev | Square Footage | | | Percentage | | Occupancy[1] | |
|---|---|---|---|---|---|---|---|---|---|
| | | | In Service | CIP | Total | Leased | Leased/Negotiating | Initial | Stabilized |
| **Under construction** | | | | | | | | | |
| **2026 stabilization** | | | | | | | | | |
| 99 Coolidge Avenue/Greater Boston/Cambridge/Inner Suburbs | X | Dev | 129,413 | 191,396 | 320,809 | 81% | 81% | 4Q23 | 4Q26 |
| 4135 Campus Point Court/San Diego/University Town Center | X | Dev | — | 426,927 | 426,927 | 100 | 100 | 3Q26 | 3Q26 |
| 10075 Barnes Canyon Road/San Diego/Sorrento Mesa | X | Dev | 171,469 | 81,610 | 253,079 | 68 | 68 | 1Q25 | 2H26 |
| | | | 300,882 | 699,933 | 1,000,815 | 86 | 86 | | |
| **2027-2028 stabilization** | | | | | | | | | |
| 311 Arsenal Street/Greater Boston/Cambridge/Inner Suburbs | X | Redev | 56,904 | 333,758 | 390,662 | 7 | 7 | 2027 | 2027 |
| 50 and 60 Sylvan Road/Greater Boston/Route 128 | X | Redev | — | 267,015 | 267,015 | 74 | 74 | 4Q26 | 2027 |
| 1450 Owens Street/San Francisco Bay Area/Mission Bay | X | Dev | — | 212,796 | 212,796 | — | 49 | 2027 | 2027 |
| 269 East Grand Avenue/San Francisco Bay Area/South San Francisco | X | Redev | — | 107,250 | 107,250 | — | — | 2H26 | 2027 |
| Campus Point by Alexandria/San Diego/University Town Center[2] | X | Dev | — | 466,598 | 466,598 | 100 | 100 | 2028 | 2028 |
| 701 Dexter Avenue North/Seattle/Lake Union | X | Dev | — | 227,577 | 227,577 | 23 | 23 | 4Q26 | 2027 |
| | | | 56,904 | 1,614,994 | 1,671,898 | 45 | 51 | | |
| **Evaluating business strategy** | | | | | | | | | |
| 8800 Technology Forest Place/Texas/Greater Houston | | Redev | 50,094 | 73,298 | 123,392 | 46 | 46 | 2Q23 | 4Q26 |
| 3000 Minuteman Road/Greater Boston/Other | X | Redev | — | 453,869 | 453,869 | — | — | 2027 | 2027 |
| 40 Sylvan Road/Greater Boston/Route 128 | X | Redev | — | 329,049 | 329,049 | — | — | 2027 | 2027 |
| 421 Park Drive/Greater Boston/Fenway | X | Dev | — | 392,011 | 392,011 | 13 | 13 | 2027 | 2028 |
| | | | 50,094 | 1,248,227 | 1,298,321 | 8 | 8 | | |
| | | | 407,880 | 3,563,154 | 3,971,034 | 43% | 46% | | |

(1) Initial occupancy dates are subject to leasing and/or market conditions. Stabilized occupancy may vary depending on single tenancy versus multi-tenancy. Multi-tenant projects may increase in occupancy over time.
(2) Represents a single-tenant project that expands the existing Campus Point by Alexandria Megacampus, where we currently have a 56.4% interest. The project is fully leased to a longtime multinational pharmaceutical tenant that currently occupies two buildings on the Megacampus: one building aggregating 52,620 RSF and another building aggregating 52,853 RSF. These buildings generated annual rental revenue of $7.5 million as of December 31, 2025. At the beginning of 2026, the tenant will vacate the 52,620 RSF building, and during 2028, the tenant will vacate the 52,853 RSF building. We expect to fund the majority of future construction costs at the Megacampus until our ownership interest increases to 75%, after which future capital would be contributed pro rata with our joint venture partner.

New Class A/A+ development and redevelopment properties: current projects (continued)

| Property/Market/Submarket | Our Ownership Interest | At 100% | | | | Unlevered Yields | |
|---|---|---|---|---|---|---|---|
| | | In Service | CIP | Cost to Complete | Total at Completion | Initial Stabilized | Initial Stabilized (Cash Basis) |
| **Under construction** | | | | | | | |
| **2026 stabilization with 86% leased/negotiating** | | | | | | | |
| 99 Coolidge Avenue/Greater Boston/Cambridge/Inner Suburbs | 100% | $ 162,887 | $ 210,603 | $ 70,510 | $ 444,000 | 6.0% | 6.8% |
| 4135 Campus Point Court/San Diego/University Town Center | 56.4% | — | 434,465 | 89,535 | 524,000 | 9.4% | 6.2% |
| 10075 Barnes Canyon Road/San Diego/Sorrento Mesa | 50.0% | 123,133 | 132,793 | 65,074 | 321,000 | 5.5% | 5.7% |
| | | 286,020 | 777,861 | | | | |
| **2027-2028 stabilization with 51% leased/negotiating**(1) | | | | | | | |
| 311 Arsenal Street/Greater Boston/Cambridge/Inner Suburbs | 100% | 21,854 | 306,028 | | TBD | | |
| 50 and 60 Sylvan Road/Greater Boston/Route 128 | 100% | — | 345,046 | | | | |
| 1450 Owens Street/San Francisco Bay Area/Mission Bay | 25.0% | — | 247,271 | | | | |
| 269 East Grand Avenue/San Francisco Bay Area/South San Francisco | 100% | — | 119,546 | | | | |
| Campus Point by Alexandria/San Diego/University Town Center(2) | 56.4% | — | 62,790 | 597,210 | 660,000 | 7.3% | 6.5% |
| 701 Dexter Avenue North/Seattle/Lake Union | 100% | — | 302,126 | | TBD | | |
| | | 21,854 | 1,382,807 | | | | |
| **Evaluating business strategy with 8% leased/negotiating** | | | | | | | |
| 8800 Technology Forest Place/Texas/Greater Houston | 100% | 60,938 | 46,578 | 4,484 | 112,000 | 6.3% | 6.0% |
| 3000 Minuteman Road/Greater Boston/Other | 100% | — | 163,966 | | TBD | | |
| 40 Sylvan Road/Greater Boston/Route 128 | 100% | — | 225,791 | | | | |
| 421 Park Drive/Greater Boston/Fenway | 100% | — | 584,009 | | | | |
| | | 60,938 | 1,020,344 | | | | |
| Total under construction | | $ 368,812 | $ 3,181,012 | $ 2,110,000 (3) | $ 5,660,000 (3) | | |
| Our share of investment(3)(4) | | $ 310,000 | $ 2,710,000 | $ 1,710,000 | $ 4,730,000 | | |

Refer to "Initial stabilized yield (unlevered)" under "Definitions and reconciliations" in Item 7 for additional information.

(1) We expect to provide total estimated costs and related yields for each project over the next several quarters.
(2) Refer to footnote 2 on the prior page for additional details.
(3) Represents dollar amount rounded to the nearest $10 million and includes preliminary estimated amounts for projects listed as TBD.
(4) Represents our share of investment based on our current ownership percentage upon completion of development or redevelopment projects. Our share of investment will be adjusted as our ownership percentage increases at the Campus Point project.

New Class A/A+ development and redevelopment properties: summary of pipeline

# 77% of Our Total Development and Redevelopment Pipeline RSF Is Within Our Megacampus™ Ecosystems

The following table summarizes the key information for all our development and redevelopment projects in North America as of December 31, 2025 (dollars in thousands):

| | | | Square Footage | | |
|---|---|---|---|---|---|
| | | | Development and Redevelopment | | |
| Market<br>Property/Submarket | Our Ownership Interest | Book Value | Under Construction | Future | Total[(1)] |
| Greater Boston | | | | | |
| **Megacampus: The Arsenal on the Charles/Cambridge/Inner Suburbs** | 100% | $ 318,404 | 333,758 | 34,157 | 367,915 |
| *311 Arsenal Street* | | | | | |
| **Megacampus: 480 Arsenal Way and 446, 458, and 500 Arsenal Street, and 99 Coolidge Avenue/Cambridge/Inner Suburbs** | 100% | 234,388 | 191,396 | 560,000 | 751,396 |
| *446, 458, and 500 Arsenal Street, and 99 Coolidge Avenue* | | | | | |
| **Megacampus: Alexandria Center® for Life Science – Fenway/Fenway** | 100% | 584,009 | 392,011 | — | 392,011 |
| *421 Park Drive* | | | | | |
| **Megacampus: Alexandria Center® for Life Science – Waltham/Route 128** | 100% | 635,997 | 596,064 | 515,000 | 1,111,064 |
| *40, 50, and 60 Sylvan Road, and 35 Gatehouse Drive* | | | | | |
| **Megacampus: 30, 200, and 3000 Minuteman Road/Other** | 100% | 222,659 | 453,869 | 608,541 | 1,062,410 |
| *3000 Minuteman Road* | | | | | |
| **Megacampus: Alexandria Technology Square®/Cambridge** | 100% | 8,631 | — | 100,000 | 100,000 |
| 10 Necco Street/Seaport Innovation District | 100% | 107,099 | — | 175,000 | 175,000 |
| 215 Presidential Way/Route 128 | 100% | 6,816 | — | 112,000 | 112,000 |
| Other development and redevelopment projects | 100% | 162,935 | — | 740,000 | 740,000 |
| | | **$ 2,280,938** | **1,967,098** | **2,844,698** | **4,811,796** |

Refer to “Megacampus™” under “Definitions and reconciliations” in Item 7 for additional information.

(1) Represents total square footage upon completion of development or redevelopment of one or more new Class A/A+ properties. Square footage presented includes the RSF of buildings currently in operation at properties that also have future development or redevelopment opportunities. Upon expiration of existing in-place leases, we have the intent to demolish or redevelop the existing property subject to market conditions and leasing. Refer to “Investments in real estate” under “Definitions and reconciliations” in Item 7 for additional information, including development and redevelopment square feet currently included in rental properties.

New Class A/A+ development and redevelopment properties: summary of pipeline (continued)

| Market Property/Submarket | Our Ownership Interest | Book Value | Square Footage | | Total[1] |
|---|---|---|---|---|---|
| | | | Development and Redevelopment | | |
| | | | Under Construction | Future | |
| **San Francisco Bay Area** | | | | | |
| **Megacampus: Alexandria Center® for Science and Technology – Mission Bay/Mission Bay** | 25.0% | $ 247,271 | 212,796 | — | 212,796 |
| *1450 Owens Street* | | | | | |
| **Megacampus: Alexandria Center® for Advanced Technologies – South San Francisco/South San Francisco** | 100% | 126,201 | 107,250 | 90,000 | 197,250 |
| *211[2] and 269 East Grand Avenue* | | | | | |
| **Megacampus: Alexandria Center® for Advanced Technologies – Tanforan/South San Francisco** | 100% | 436,956 | — | 1,930,000 | 1,930,000 |
| *1122, 1150, and 1178 El Camino Real* | | | | | |
| Alexandria Center® for Life Science – Millbrae/South San Francisco | 48.6% | 160,822 | — | 348,401 | 348,401 |
| *201 and 231 Adrian Road and 30 Rollins Road* | | | | | |
| **Megacampus: Alexandria Center® for Life Science – San Carlos/Greater Stanford** | 100% | 486,468 | — | 1,497,830 | 1,497,830 |
| *960 Industrial Road, 987 and 1075 Commercial Street, and 888 Bransten Road* | | | | | |
| *2100, 2200, 2300, and 2400 Geng Road/Greater Stanford* | 100% | 83,082 | — | 240,000 | 240,000 |
| | | **1,540,800** | **320,046** | **4,106,231** | **4,426,277** |
| **San Diego** | | | | | |
| **Megacampus: Campus Point by Alexandria/University Town Center** | 56.4% [3] | 643,229 | 893,525 | 500,859 | 1,394,384 |
| *10010[4], 10140[4], 10210, and 10260 Campus Point Drive and 4135, 4161, 4165, and 4224 Campus Point Court* | | | | | |
| **Megacampus: SD Tech by Alexandria/Sorrento Mesa** | 50.0% | 249,021 | 81,610 | 493,845 | 575,455 |
| *9805 Scranton Road and 10075 Barnes Canyon Road* | | | | | |
| *11255 and 11355 North Torrey Pines Road/Torrey Pines* | 100% | 161,539 | — | 215,000 | 215,000 |
| **Megacampus: One Alexandria Square/Torrey Pines** | 100% | 65,706 | — | 125,280 | 125,280 |
| *10975 and 10995 Torreyana Road* | | | | | |
| **Megacampus: 5200 Illumina Way/University Town Center** | 51.0% | 17,982 | — | 451,832 | 451,832 |
| *9625 Towne Centre Drive/University Town Center* | 30.0% | 837 | — | 100,000 | 100,000 |
| **Megacampus: Sequence District by Alexandria/Sorrento Mesa** | 100% | 48,992 | — | 1,661,915 | 1,661,915 |
| *6290, 6310, 6340, 6350, and 6450 Sequence Drive* | | | | | |
| *4075 Sorrento Valley Boulevard/Sorrento Valley* | 100% | 29,224 | — | 144,000 | 144,000 |
| Other development and redevelopment projects | [2] | 78,036 | — | 475,000 | 475,000 |
| | | **$ 1,294,566** | **975,135** | **4,167,731** | **5,142,866** |

Refer to "Megacampus™" under "Definitions and reconciliations" in Item 7 for additional information.

(1) Represents total square footage upon completion of development or redevelopment of one or more new Class A/A+ properties. Square footage presented includes the RSF of buildings currently in operation at properties that also have future development or redevelopment opportunities. Upon expiration of existing in-place leases, we have the intent to demolish or redevelop the existing property subject to market conditions and leasing. Refer to "Investments in real estate" under "Definitions and reconciliations" in Item 7 for additional information, including development and redevelopment square feet currently included in rental properties.

(2) We own a partial interest in this property through a real estate joint venture. Refer to Note 4 – "Consolidated and unconsolidated real estate joint ventures" to our consolidated financial statements in Item 15 for additional details.

(3) The noncontrolling interest share of our real estate joint venture partner is anticipated to decrease to 25%, as we expect to fund the majority of future construction costs at the campus until our ownership interest increases to 75%, after which future capital would be contributed pro rata with our partner.

(4) We have a 100% interest in this property.

New Class A/A+ development and redevelopment properties: summary of pipeline (continued)

| Market Property/Submarket | Our Ownership Interest | Book Value | Square Footage Development and Redevelopment | | |
|---|---|---|---|---|---|
| | | | Under Construction | Future | Total[1] |
| **Seattle** | | | | | |
| **Megacampus: Alexandria Center® for Advanced Technologies – South Lake Union/Lake Union** | (2) | $ 596,213 | 227,577 | 1,057,400 | 1,284,977 |
| *601 and 701 Dexter Avenue North and 800 Mercer Street* | | | | | |
| 1010 4th Avenue South/SoDo | 100% | 62,763 | — | 544,825 | 544,825 |
| 410 West Harrison Street/Elliott Bay | 100% | — | — | 91,000 | 91,000 |
| **Megacampus: Alexandria Center® for Advanced Technologies – Canyon Park/Bothell** | 100% | 20,256 | — | 230,000 | 230,000 |
| *21660 20th Avenue Southeast* | | | | | |
| Other development and redevelopment projects | 100% | 155,787 | — | 706,087 | 706,087 |
| | | 835,019 | 227,577 | 2,629,312 | 2,856,889 |
| **Maryland** | | | | | |
| **Megacampus: Alexandria Center® for Life Science – Shady Grove/Rockville** | 100% | $ 28,382 | — | 296,000 | 296,000 |
| *9830 Darnestown Road* | | | | | |
| | | 28,382 | — | 296,000 | 296,000 |
| **Research Triangle** | | | | | |
| **Megacampus: Alexandria Center® for Life Science – Durham/Research Triangle** | 100% | 165,816 | — | 2,060,000 | 2,060,000 |
| **Megacampus: Alexandria Center® for Advanced Technologies and Agtech – Research Triangle/Research Triangle** | 100% | 113,493 | — | 1,170,000 | 1,170,000 |
| *4 and 12 Davis Drive* | | | | | |
| **Megacampus: Alexandria Center® for Sustainable Technologies/Research Triangle** | 100% | 56,351 | — | 750,000 | 750,000 |
| *120 TW Alexander Drive, 2752 East NC Highway 54, and 10 South Triangle Drive* | | | | | |
| Other development and redevelopment projects | 100% | 1,647 | — | 25,000 | 25,000 |
| | | 337,307 | — | 4,005,000 | 4,005,000 |
| **New York City** | | | | | |
| **Megacampus: Alexandria Center® for Life Science – New York City/New York City** | 100% | 178,148 | — | 550,000 (3) | 550,000 |
| | | $ 178,148 | — | 550,000 | 550,000 |

Refer to "Megacampus™" under "Definitions and reconciliations" in Item 7 for additional information.

(1) Represents total square footage upon completion of development or redevelopment of one or more new Class A/A+ properties. Square footage presented includes RSF of buildings currently in operation at properties that also have inherent future development or redevelopment opportunities. Upon expiration of existing in-place leases, we have the intent to demolish or redevelop the existing property subject to market conditions and leasing. Refer to "Investments in real estate" under "Definitions and reconciliations" in Item 7 for additional information, including development and redevelopment square feet currently included in rental properties.

(2) We have a 100% interest in 601 and 701 Dexter Avenue North aggregating 415,977 RSF and a 60% interest in the future development project at 800 Mercer Street aggregating 869,000 RSF.

(3) During the three months ended September 30, 2024, we filed a lawsuit against the New York City Health + Hospitals Corporation and the New York City Economic Development Corporation for fraud and breach of contract concerning our option to ground lease a land parcel to develop a future world-class life science building within the Alexandria Center® for Life Science – New York City Megacampus. Refer to "Legal proceedings" in Item 3 for additional details.

New Class A/A+ development and redevelopment properties: summary of pipeline (continued)

| Market<br>Property/Submarket | Our Ownership Interest | Book Value | Square Footage: Development and Redevelopment: Under Construction | Square Footage: Development and Redevelopment: Future | Square Footage: Total[1] |
|---|---|---|---|---|---|
| Texas | | | | | |
| Alexandria Center® for Advanced Technologies at The Woodlands/Greater Houston | 100% | $ 49,691 | 73,298 | 116,405 | 189,703 |
| *8800 Technology Forest Place* | | | | | |
| 1001 Trinity Street and 1020 Red River Street/Austin | 100% | 135,868 | — | 250,010 | 250,010 |
| Other development and redevelopment projects | 100% | 60,241 | — | 344,000 | 344,000 |
| | | **245,800** | **73,298** | **710,415** | **783,713** |
| Other development and redevelopment projects | 100% | 47,504 | — | 597,743 | 597,743 |
| Total pipeline as of December 31, 2025, excluding properties held for sale | | **6,788,464** | **3,563,154** | **19,907,130** | **23,470,284** |
| Properties held for sale | | 261,208 | — | 1,893,281 | 1,893,281 |
| Total pipeline as of December 31, 2025 | | **$ 7,049,672** [2] | **3,563,154** | **21,800,411** | **25,363,565** |

Refer to “Megacampus” under “Definitions and reconciliations” in Item 7 for additional information.

(1) Total square footage includes 1,867,704 RSF of buildings currently in operation that we expect to demolish or redevelop and commence future construction subject to market conditions and leasing. Refer to “Investments in real estate” under “Definitions and reconciliations” in Item 7 for additional information, including development and redevelopment square feet currently included in rental properties.
(2) Includes $3.18 billion of projects that are currently under construction.

**ITEM 3. LEGAL PROCEEDINGS**

In 2006, ARE-East River Science Park, LLC, a subsidiary of Alexandria Real Estate Equities, Inc., was granted an option to incorporate a land parcel adjacent to and north of the Alexandria Center® for Life Science – New York City ("ACLS-NYC") campus ("Option Parcel") into the existing ground lease of that campus. The Option Parcel will allow ARE-East River Science Park, LLC to develop a future world-class life science building within the ACLS-NYC campus. ARE-East River Science Park, LLC's investment in pre-construction costs related to the development of the Option Parcel, including costs related to design, engineering, environmental, survey/title, and permitting and legal costs, aggregated $178.1 million as of December 31, 2025.

On August 6, 2024, ARE-East River Science Park, LLC filed a lawsuit in the U.S. District Court for the Southern District of New York against its landlord, New York City Health + Hospitals Corporation ("H+H"), and the New York City Economic Development Corporation ("EDC"). On January 24, 2025, ARE-East River Science Park, LLC filed a first amended complaint. The lawsuit alleges two principal claims against H+H and EDC: fraud in the inducement, and, in the alternative, breach of contract in violation of the implied covenant of good faith and fair dealing. As alleged in the complaint, ARE-East River Science Park, LLC's claims arise from H+H's and EDC's misrepresentations and concealment of material facts in connection with a floodwall, which H+H and EDC are seeking to require ARE-East River Science Park, LLC to integrate into the development of the Option Parcel. ARE-East River Science Park, LLC alleges that H+H's and EDC's misconduct have prevented it from commencing the development of the Option Parcel. In light of the pending litigation, the closing date for our option and thus the commencement date for construction of the third tower at the campus are presently indeterminate. Among other things, ARE-East River Science Park, LLC is seeking significant damages and equitable relief from the court to confirm our understanding that the option is in full force and effect.

This matter exposes us to potential losses ranging from zero to the full amount of the investment in the project aggregating $178.1 million as of December 31, 2025, depending on any collection of damages and/or the ability to develop the project. We performed a probability-weighted recoverability analysis based on initial estimates of various possible outcomes and determined no impairment was present as of December 31, 2025.

**ITEM 4. MINE SAFETY DISCLOSURES**

Not applicable.

**PART II**

**ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES**

**Market Information**

Our common stock is traded on the NYSE under the symbol "ARE." On January 15, 2026, the last reported sales price per share of our common stock was $57.26, and there were 512 holders of record of our common stock (excluding beneficial owners whose shares are held in the name of Cede & Co.).

To maintain our qualification as a REIT, we must make annual distributions to stockholders of at least 90% of our taxable income for the current taxable year, determined without regard to deductions for dividends paid and excluding any net capital gains. Under certain circumstances, we may be required to make distributions in excess of cash flows available for distribution to meet these distribution requirements. In such a case, we may borrow funds or may raise funds through the issuance of additional debt or equity capital. No dividends can be paid on our common stock unless we have paid full cumulative dividends on our preferred stock. As of December 31, 2025, we had no outstanding shares of preferred stock. Future distributions on our common stock will be determined by, and made at the discretion of, our Board of Directors and will depend on a number of factors, including actual cash available for distribution to our stockholders, our financial condition and capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code, restrictions under Maryland law, and such other factors as our Board of Directors deems relevant. We cannot assure our stockholders that we will make any future distributions.

Refer to "Item 12. Security ownership of certain beneficial owners and management and related stockholder matters" in this annual report on Form 10-K for information on securities authorized for issuance under equity compensation plans.

**Issuer Purchases of Equity Securities**

On December 9, 2024, we announced that our Board of Directors authorized a share repurchase program allowing the repurchase of shares with an aggregate value up to $500.0 million until December 31, 2025 in the open market, through privately negotiated transactions, or otherwise, in accordance with all applicable securities laws and regulations, including Rule 10b-18 of the Exchange Act.

During January and February of 2025, we repurchased 2,152,293 shares of common stock aggregating $208.1 million at an average price per share of $96.71, with approximately $241.8 million remaining available for additional share repurchases. No further purchases were made under this program.

The following table summarizes share repurchases executed under this program during the twelve months ended December 31, 2025:

| | Total Number of Shares Purchased | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans | Approximate Value of Shares That May Yet Be Purchased Under Plans |
|---|---|---|---|---|
| January 1, 2025 – January 31, 2025 | 1,541,974 | $ 97.26 | 2,038,250 | $ 299,934,205 |
| February 1, 2025 – February 28, 2025 | 610,319 | $ 95.32 | 2,648,569 | $ 241,759,706 |

On December 8, 2025, we announced that our Board of Directors authorized a new share repurchase program that allows the repurchase of shares with an aggregate value of up to $500.0 million through December 31, 2026 in the open market, through privately negotiated transactions, or otherwise, in accordance with all applicable securities laws and regulations, including Rule 10b-18 of the Exchange Act. This new program replaced our prior stock repurchase program. As of the date of this report, no purchases have been made under the new program and $500.0 million remains available for future share repurchases.

**ITEM 6. [RESERVED]**

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and notes thereto under "Item 15. Exhibits and financial statement schedules" in this annual report on Form 10-K. Forward-looking statements involve inherent risks and uncertainties regarding events, conditions, and financial trends that may affect our future plans of operations, business strategy, results of operations, and financial position. A number of important factors could cause actual results to differ materially from those included within or contemplated by such forward-looking statements, including, but not limited to, those described within this "Item 7. Management's discussion and analysis of financial condition and results of operations" in this annual report on Form 10-K. We do not undertake any responsibility to update any of these factors or to announce publicly any revisions to any of the forward-looking statements contained in this or any other document, whether as a result of new information, future events, or otherwise.

As used in this annual report on Form 10-K, references to the "Company," "Alexandria," "ARE," "we," "us," and "our" refer to Alexandria Real Estate Equities, Inc. and its consolidated subsidiaries.

**Executive summary**

*Operating results*

| | | Year Ended December 31, | | |
| --- | --- | --- | --- | --- |
| | | 2025 | | 2024 |
| Net (loss) income attributable to Alexandria's common stockholders – diluted: | | | | |
| *In millions* | $ | (1,438.0) | $ | 309.6 |
| *Per share* | $ | (8.44) | $ | 1.80 |
| Funds from operations attributable to Alexandria's common stockholders – diluted, as adjusted: | | | | |
| *In millions* | $ | 1,534.7 | $ | 1,629.1 |
| *Per share* | $ | 9.01 | $ | 9.47 |

For additional information, refer to "Funds from operations and funds from operations, as adjusted, attributable to Alexandria Real Estate Equities, Inc.'s common stockholders" under "Definitions and reconciliations" and to the tabular presentation of these items in "Results of operations" in Item 7 in this annual report on Form 10-K.

*A best-in-class REIT with a high-quality, diverse tenant base, strong margins, and long lease terms*

| (As of December 31, 2025, unless stated otherwise) | |
| --- | --- |
| Occupancy of operating properties in North America | 90.9% |
| Percentage of total annual rental revenue in effect from Megacampus platform | 78% |
| Percentage of total annual rental revenue in effect from investment-grade or publicly traded large cap tenants | 53% |
| | |
| Adjusted EBITDA margin for the three months ended December 31, 2025 | 70% |
| Percentage of leases containing annual rent escalations | 97% |

| Weighted-average remaining lease term: | | |
| --- | --- | --- |
| Top 20 tenants | 9.7 | years |
| All tenants | 7.5 | years |

| Strong tenant collections for the three months ended December 31, 2025: | |
| --- | --- |
| Tenant rents and receivables for the three months ended December 31, 2025 collected as of the date of this report | 99.9% |

*Solid leasing volume*

- Leasing volume aggregating 4.2 million RSF for the year ended December 31, 2025.
  - Leasing of previously vacant space aggregating 393,376 RSF, up 98%, over the quarterly average over the last five quarters.
- Rental rates on lease renewals and re-leasing of space increased by 7.0% and 3.5% (cash basis) for the year ended December 31, 2025.
- 82% of our leasing activity in 2025 was generated from our existing tenant base.

| | 2025 |
| --- | --- |
| Lease renewals and re-leasing of space: | |
| Rental rate changes | 7.0% |
| Rental rate changes (cash basis) | 3.5% |
| RSF | 2,543,473 |
| Leasing of previously vacant space – RSF | 944,362 |
| Leasing of development and redevelopment space – RSF | 704,821 |
| Total leasing activity – RSF | 4,192,656 |

*Key operating metrics*

- Total revenues of $3.03 billion, down 2.9%, for the year ended December 31, 2025, compared to $3.12 billion for the year ended December 31, 2024. Excluding dispositions completed after January 1, 2024, total revenues would have increased by 2.3% for the year ended December 31, 2025.

- Net operating income (cash basis) of $1.98 billion for the year ended December 31, 2025 increased by $1.7 million, or 0.1%, compared to the year ended December 31, 2024.
  - Change in net operating income (cash basis) includes the impact of operating properties disposed of after January 1, 2024. Excluding these dispositions, net operating income (cash basis) for the year ended December 31, 2025 would have increased by 6.2% compared to 2024.

- Same property net operating income decreased by 3.5% and increased by 0.9% (cash basis) for the year ended December 31, 2025, compared to the year ended December 31, 2024.
  - 92.5% same properties' average occupancy for the year ended December 31, 2025, compared to 95.2% average occupancy for the year ended December 31, 2024.

*Continued successful management and reduction of general and administrative expenses*

- General and administrative expenses as a percentage of net operating income for the year ended December 31, 2025 were 5.6%—the lowest level in the past ten years for the Company and approximately half the average of other S&P 500 REITs. In 2025, we realized cost reductions of $51.3 million, or 30%, compared to the year ended December 31, 2024, primarily from cost-control and efficiency initiatives. Some of these cost savings are temporary in nature, and we anticipate that approximately half of the cost reduction achieved in 2025 will continue in 2026.
  - Compared to the general and administrative expenses for the year ended December 31, 2024, we expect to achieve a savings of $76 million of cumulative general and administrative expense in 2025 and 2026 based upon the midpoint of our guidance range for 2026 general and administrative expenses.

*Dividend strategy to share net cash flows from operating activities with stockholders while retaining a significant portion for reinvestment*

- Common stock dividend declared of $0.72 per share for the three months ended December 31, 2025, representing a 45% reduction from the quarterly dividend declared of $1.32 for the three months ended September 30, 2025.
- The decision to reduce the declared dividend per common share reflects our commitment to maintaining the strength of our balance sheet, enhancing financial flexibility, and preserving liquidity of approximately $410 million on an annual basis, which will be used to support our 2026 capital plan.
- Significant net cash flows provided by operating activities after dividends retained for reinvestment aggregating $2.36 billion for the years ended December 31, 2021 through 2025.
- Dividend yield of 5.9% as of December 31, 2025 and dividend payout ratio of 33% for the three months ended December 31, 2025.

*Successful execution of Alexandria's capital recycling strategy*

We exceeded the midpoint of our 2025 guidance for dispositions and sales of partial interests by completing $1.81 billion of funding, primarily from sales of non-core assets and land, as well as sales to owner/users. During the three months ended December 31, 2025, we completed $1.47 billion of dispositions. As of December 31, 2025, the book value of our real estate assets designated as held for sale aggregated $581.7 million. We expect to sell these assets in 2026. Refer to "Dispositions and sales of partial interests" in Item 2 in this annual report Form 10-K for additional details.

| (in millions) | Sales Price |
|---|---|
| During the nine months ended September 30, 2025 | $ 341 |
| During the three months ended December 31, 2025 | 1,471 |
| Total 2025 dispositions and sales of partial interests[1] | $ 1,812 |

| Types of dispositions during the year ended December 31, 2025[1] | % of Sales Price |
|---|---|
| Land | 21% |
| Non-stabilized properties | 59 |
| Stabilized properties | 20 |
| Total 2025 dispositions | 100% |

(1) Excludes the exchange of partial interests in two consolidated real estate joint ventures, Pacific Technology Park and 199 East Blaine Street, during the three months ended September 30, 2025.

*Increased occupancy and leasing progress on temporary vacancy*

| | |
|---|---|
| Operating occupancy as of September 30, 2025 | 90.6% |
| Assets with vacancy designated as held for sale during the three months ended December 31, 2025 | 0.5 |
| Early termination of one lease aggregating 170,618 RSF at 259 East Grand Avenue in South San Francisco, originally set to expire in 2027, which is already fully re-leased to a multinational pharmaceutical tenant with occupancy expected to commence in 2H26 | (0.5) [1] |
| Reclassification of 401 Park Avenue from redevelopment to operating upon our decision to pursue leasing as office space rather than convert to laboratory space | (0.3) |
| Other changes in occupancy, primarily due to the commencement of leases during 4Q25 | 0.6 |
| Operating occupancy as of December 31, 2025 | 90.9 |
| Key vacant space leased with future delivery | 2.5 [2] |
| Operating occupancy as of December 31, 2025, including leased but not yet delivered space | 93.4% |

(1) Refer to "Projected results" in item 7 for key considerations on guidance for the three months ending March 31, 2026.
(2) Represents temporary vacancies as of December 31, 2025 aggregating 899,259 RSF, primarily in the Greater Boston, San Francisco Bay Area, and Seattle markets, that are leased and expected to be occupied upon completion of building and/or tenant improvements. The weighted-average expected delivery date is approximately August 2026 and the expected annual rental revenue is approximately $52 million.

*Reduction of capital spend and funding needs*

- During the three months ended December 31, 2025, we reduced future construction funding requirements across our active pipeline by: i) selling or designating three projects as held for sale and ii) pivoting one project to a lower investment strategy; enabling us to redeploy future construction savings and sale proceeds into opportunities aligned with our long-term Megacampus™ strategy.
    - We reduced the overall size of our future construction funding needs on current development and redevelopment project by more than $300 million over the next few years.
    - 3% reduction in non-income-producing assets to 17% as a percentage of gross assets.
    - We are evaluating business strategy for four additional projects.

*Alexandria's development and redevelopment pipeline delivered incremental annual net operating income of $10 million, commencing during the three months ended December 31, 2025, with an additional $97 million of incremental annual net operating income anticipated to deliver by 4Q26 primarily from projects that are 86% leased/negotiating.*

- During the three months ended December 31, 2025, we placed into service one development project aggregating 139,979 RSF that is 100% occupied at 10075 Barnes Canyon Road in our Sorrento Mesa submarket and delivered incremental annual net operating income of $10 million.
- Annual net operating income (cash basis) from recently delivered projects is expected to increase by $26 million upon the burn-off of initial free rent, which has a weighted-average remaining period of approximately six months.
- 77% of the RSF in our total development and redevelopment pipeline is within our Megacampus ecosystems.

| (dollars in millions) | Incremental Annual Net Operating Income | | RSF | | Leased/Negotiating Percentage | |
|---|---|---|---|---|---|---|
| Expected to be placed into service: | | | | | | |
| Fiscal year 2026 | $ | 97 [1] | 699,933 | [2] | 86% | [3] |
| Fiscal years 2027-2028 | | 123 | 1,614,994 | | 51% | |
| | $ | 220 | | | | |
| Projects under business strategy evaluation: | | | | | | |
| Fiscal years 2026-2028 | $ | 113 | 1,248,227 | | 8% | |

(1) Includes expected partial deliveries through 2026 from projects expected to stabilize in 2027-2028, including speculative future leasing that is not yet fully committed. Refer to the initial and stabilized occupancy years under "New Class A/A+ development and redevelopment properties: current projects" in Item 2 for additional information.
(2) Represents the RSF of projects expected to stabilize in 2026. Does not include RSF for partial deliveries through 2026 from projects expected to stabilize in 2027-2028.
(3) Represents the current leased/negotiating percentage of development and redevelopment projects that are expected to stabilize through 2026.

**Trends that may affect our future results**

Currently identified key market trends and uncertainties that had or may have a negative effect on our business are discussed below. Although we seek to minimize the risks posed by these trends and uncertainties as discussed in the mitigating factors section below, there can be no assurance that these measures will be successful in preventing material impacts on our future results of operations, financial position, and cash flows. Refer to "Item 1A. Risk factors" in this annual report on Form 10-K for discussion of additional risks we face.

*New supply and reduced demand for life science space may continue to negatively affect our rental rates, occupancy, and operating results.*

- *Influx of supply*. During and after the COVID-19 pandemic, the shift toward hybrid and remote work arrangements as well as exceptionally strong demand for life science space, driven by public health urgency and supported by historically low interest rates, prompted certain office and other real estate investors to repurpose underutilized office spaces into laboratory facilities, initiating a wave of new development activity across the sector. Our success and the success of other laboratory operators prompted new and existing developers to commence speculative redevelopment and/or development laboratory projects in anticipation of demand for such facilities. These conversion and speculative development projects have contributed to a significant influx of new laboratory properties in our top three markets—Greater Boston, San Diego, and the San Francisco Bay Area. Life science real estate availability in these top markets—measured as the percentage of life-science RSF available relative to total life-science RSF—rose to approximately 29% during the year ended December 31, 2025, from approximately 4% in 2021. This surge created supply that materially exceeded current demand. As pandemic-driven urgency faded, the amount of available space became the dominant factor influencing tenant activity, with absorption unable to match the influx of supply.

- *Decrease in demand*. Adding to these challenges, life science tenant demand—after reaching historically high levels in 2021—has moderated significantly. The average tenant demand, measured by life-science tenants' RSF requirements, has declined by more than 60% during the year ended December 31, 2025 compared to 2021 across our top three markets: Greater Boston, San Francisco Bay Area, and San Diego. This reflected a shift from extraordinary tenant demand driven by pandemic-related urgency to levels more consistent with historical pre-pandemic norms, particularly those observed during 2016-2018. Importantly, this shift occurred amid substantially higher available supply, as discussed above, further negatively impacting occupancy in top markets.

  Exacerbating the recent demand trend, the life science industry faced an unusual convergence of macroeconomic, regulatory, policy, and political challenges in 2025, all of which are critical facets of the life science industry. These included consequential shifts in leadership at the Health and Human Services agency ("HHS"), tariff-related measures, operational, leadership, and staff disruptions at the NIH and the FDA, threatened reductions in NIH funding of biomedical research and proposals to limit NIH funding of indirect grant costs, heightened scrutiny of pharmaceutical pricing, and increased global competition from China, discussed below. Collectively, these factors, including those described below, increased uncertainty, leading tenants to potentially defer leasing commitments and expansion decisions pending greater clarity. As a result, absorption of available space has been notably slower.

  ◦ **Prolonged biotech bear market and capital constraints.** The life science sector experienced the fifth consecutive year of a broad-based biotech bear market in 2025. Life science venture capital fundraising declined to its lowest level since 2016, reducing overall levels of capital venture funds available to deploy in the future. Life science venture funds also continue to be highly risk averse, focusing investments on clinical-stage and asset based opportunities that may not drive significant labspace needs. The initial public offering market for biotech companies has remained largely closed, eliminating a key source of liquidity and growth capital. Elevated interest rates have further constrained access to debt and equity financing. These factors have slowed company formation, reduced headcount growth, and delayed laboratory expansion decisions, directly impacting leasing demand for specialized life science space.

  ◦ **Regulatory and policy factors affecting absorption.** At the same time, the regulatory environment experienced significant disruption. The FDA saw more than 50% turnover in senior leadership during the first half of 2025, accompanied by employee layoffs and a number of delays in regulatory review decisions. Changing expectations related to clinical trial requirements and flexibility for rare diseases with large unmet need created additional uncertainty around development timelines for certain regulated products. These conditions have reduced some tenants' near-term confidence in expansion and capital investment decisions.

  Biomedical research institutions have faced increased uncertainty around federal funding policies throughout 2025. The proposed 15% cap on NIH institutional indirect grant spending, which was recently upheld as unlawful by an appellate court, raised concerns for biomedical research institutions about the ability to recover infrastructure and operating costs, which materially constrained incremental real estate demand among certain federally supported entities.

  Further, government actions aimed at reducing U.S. prescription drug prices have heightened uncertainty regarding future returns on pharmaceutical and biotechnology investments. This has weighed on risk appetite across the sector and constrained investment into some areas of research and development. As a result, some tenants have delayed or scaled back expansion plans, reducing leasing activity and occupancy levels.

At the same time, global competition for life science research has intensified, with certain foreign markets, especially China, rapidly gaining ground as biotechnology leaders through centralized funding and faster regulatory timelines. Coupled with immigration-related restrictions implemented in the U.S. during 2025 that limit access to international research talent, these policy actions not only affect current activities but also pose a significant threat to the long-term viability of the U.S. biomedical industry. The cumulative effect of these developments may significantly reduce tenant demand for U.S. life science real estate. Refer to "Item 1A. Risk factors" in this annual report on Form 10-K for more information.

- *Impact on our business.* The surge in supply and decrease in demand have led to industry-wide elevated vacancy rates, slower leasing activity, lower rental rates, higher lease concessions, and increased competition for tenants. Our operating occupancy declined from 94.6% as of December 31, 2024 to 90.9% as of December 31, 2025, and we project our operating occupancy to decline further to approximately 88.5% as of December 31, 2026, representing the midpoint of our guidance range for occupancy percentage in North America as of December 31, 2026.

To remain competitive, we have realized lower rental rate changes on renewed and re-leased spaces and have offered more tenant improvement allowances or additional tenant concessions, including free rent, to retain existing tenants, or attract new tenants. We project the decline in rental rates to continue into 2026. Furthermore, to maintain long-term tenant relationships and sustain occupancy levels within our core assets, our existing operating properties may require additional revenue- and non-revenue-enhancing capital expenditures earlier than typically expected.

The table below reflects a trend of increasing revenue- and non-revenue-enhancing capital expenditures, including tenant improvement expenditures over the last several years. The table also presents the trend, on a per RSF basis, of increasing tenant improvements, leasing commissions, and free rent concessions, and of decreasing growth in rental rates related to our renewed/re-leased spaces, and decreases in our operating occupancy (dollars in thousands, except per RSF amounts):

| | Revenue- and Non-Revenue-Enhancing Capital Expenditures | Tenant Improvements/ Leasing Commissions per RSF | Free Rent Concessions per Annum (leases executed in trailing 12 months) | Rental Rate Increases (on renewed/ re-leased spaces) | Operating Occupancy (as of each period end) |
|---|---|---|---|---|---|
| 2023 | $ 260,392 | $ 26.09 | 0.6 months | 29.4% | 94.6% |
| 2024 | $ 273,377 | $ 46.89 | 0.7 months | 16.9% | 94.6% |
| 2025 | $ 324,293 | $ 55.34 | 1.5 months | 7.0% | 90.9% |
| Midpoint of 2026 guidance range | $ 510,000 | N/A | | 2.0% | 88.5% |

Additionally, we have key lease expirations with expected downtime in 2026, primarily in the Greater Boston, San Francisco Bay Area, and San Diego markets, aggregating 1.2 million RSF with a weighted-average lease expiration date of April 2026. These spaces are expected to become vacant at lease expiration and re-leased to new tenants. We expect downtime on the 1.2 million RSF to range approximately 6–24 months on a weighted-average basis. In addition, we have identified 1.2 million RSF of lease expirations that are expected to have significant downtime in 2027. However, considering elevated new laboratory supply in these markets, there can be no assurance that we will be able to re-lease some or all of this space on acceptable terms, without significant capital expenditures, or within anticipated time frames, even at reduced rates.

As of December 31, 2025, we anticipate that 2.3 million RSF of our projects undergoing construction will be placed into service from 2026 through 2028 and will generate $220 million in future incremental annual net operating income. These projects are 64% leased or under lease negotiations as of December 31, 2025. Furthermore, we have additional 1.2 million RSF of projects under construction expected to be delivered through 2028, which are 8% leased or under lease negotiations. For these projects, we are evaluating business strategy, including continuing construction, selling, or pausing development or redevelopment. If we decide to sell or pause, such actions could be dilutive to our funds from operations and operating metrics.

Landlord-funded tenant improvement allowances have increased significantly for first-generation space, including development and redevelopment projects, with most space in shell condition requiring landlords to fund the full build-out cost. This trend places additional pressure on projected returns and overall economics, and further challenges our ability to attract and secure tenants for the remaining unleased RSF related to these projects at the expected rates, or at all, which could result in a shortfall or delay in the commencement of the projected incremental annual net operating income.

***Unfavorable macroeconomic and capital market conditions may continue to adversely affect the value of our real estate and non-real estate portfolios, which could result in additional significant impairments and may impact our ability to raise capital efficiently to further our business objectives.***

The effective execution of our development and redevelopment activities is contingent on access to capital required to fund these projects. Our construction spending in 2025 aggregated $1.44 billion. We expect funding for construction spending in 2026 to aggregate $1.75 billion at the midpoint of our 2026 guidance range for construction spending. This includes significant remaining construction costs to complete our active pipeline and anticipated increases in both revenue- and non-revenue-enhancing capital expenditures in our operating portfolio. As a result, our capital plan and leverage management strategy have increased our reliance on real estate dispositions and sales of partial interests to generate capital. However, current real estate market conditions, including lower property valuations and increased capitalization rates, will likely adversely affect the timing and pricing of such transactions.

- *Lower property valuations and increased capitalization rates.* A portion of our projected construction spending and other uses of capital is expected to be funded through dispositions and sales of partial interests in core and non-core real estate assets. Real estate investments are generally less liquid than many other investment types, which can present challenges in selling our properties in a timely manner or at desirable prices, especially in an environment of oversupply.

In addition to the factors discussed above specifically affecting demand for life science space, broader real estate demand as well has been impacted by macroeconomic conditions, particularly elevated interest rates. Following the onset of the COVID-19 pandemic, the U.S. Federal Reserve reduced the federal funds target range to 0%–0.25% in March 2020 and maintained that near-zero range until March 2022. To address inflation concerns, the U.S. Federal Reserve then increased the target range rapidly, reaching 5.25%–5.50% in July 2023, where it remained for an extended period. Although the U.S. Federal Reserve reduced the federal funds target range to 4.25%–4.50% during 2024, and to 3.50%–3.75% during 2025, interest rates remain elevated. This could continue to limit access to debt and/or equity financing for prospective buyers of real estate assets. All other aspects being equal, such challenges for buyers lead to an excess of properties available for sale, which exerts downward pressure on property valuations and elevates capitalization rates, adversely impacting the sales proceeds we can generate from our real estate asset sales.

The oversupply, discussed above, combined with high interest rates and reduced market liquidity, has contributed to a prolonged period of lower property valuations and higher capitalization rates, resulting in significant real estate impairments and making it more challenging to execute asset sales within the expected timelines and at favorable pricing. In 2026, we expect to complete dispositions and sales of partial interests of approximately $2.90 billion at the midpoint of our 2026 guidance range. However, we may not be able to achieve this and/or other targets disclosed in our 2026 guidance as a result of the uncertainties discussed in this "Trends that may affect our future results" section as well as in "Item 1A. Risk factors" in this annual report on Form 10-K.

The table below presents total dispositions and a trend of increasing impairments of real estate and capitalization rates associated with dispositions and sales of partial interests in our real estate assets over the last several years (dollars in thousands), which is partly attributable to the quality of core and non-core assets we sold during each period. There is no assurance that this upward trend will stabilize or reverse in the future.

| | Aggregate Sales Price of Dispositions and Sales of Partial Interests | Impairment of Real Estate | Capitalization Rates[1] | Capitalization Rates (Cash Basis)[1] |
|---|---|---|---|---|
| 2023 | $ 1,314,414 | $ 461,114 | 6.7% | 5.9% |
| 2024 | $ 1,382,453 | $ 223,068 | 7.7% | 6.5% |
| 2025 | $ 1,813,778 | $ 2,202,818 | 7.7% [2] | 7.5% [2] |
| Midpoint of 2026 guidance range | $ 2,900,000 | [3] | | |

(1) Capitalization rates are calculated only for stabilized operating assets sold. Refer to "Capitalization rates" under "Definitions and reconciliations" in Item 7 for additional information.
(2) Represents the weighted-average capitalization rate for stabilized operating assets sold in 2025, which accounted for only 20% of the aggregate sales price of dispositions and sales of partial interests in 2025.
(3) We are not able to forecast for future periods without unreasonable effort and therefore do not provide on a forward-looking basis. This is due to the inherent difficulty of forecasting the timing and/or amount of items that depend on market conditions outside of our control.

For additional information about our dispositions and real estate impairments recognized in 2025, refer to "Sales of real estate assets and impairment of real estate" in Note 3 – "Investments in real estate" to our consolidated financial statements in Item 15 in this annual report on Form 10-K.

During the year ended December 31, 2025, we completed dispositions with our share of an aggregate sales price of $1.81 billion. For 2026, we have established a disposition program with expected sales of approximately $2.90 billion at the midpoint of our 2026 guidance for real estate dispositions and sales of partial interests.

- As of December 31, 2025, we committed to dispose in 2026 of certain assets with an aggregate book value of $581.7 million as of December 31, 2025. These assets are classified as held for sale as of December 31, 2025, having met the criteria for such classification during the year. Accordingly, we recognized related impairment charges aggregating $910.7 million related to assets classified as held for sale as of December 31, 2025, which are included in the $2.20 billion of total impairment of real estate presented in our consolidated statement of operations for 2025.

- To achieve the midpoint of our 2026 guidance range of $2.90 billion for dispositions and sales of partial interests, we continue to evaluate a significant number of disposition targets, including non-core operating properties, both stabilized and unstabilized, and land parcels. Under U.S. GAAP, real estate assets are evaluated for impairment upon indication of potential impairment.
  - ◦ For real estate assets held and used, impairments are recognized if the sum of expected future undiscounted cash flows, including estimated proceeds from eventual disposition, is less than the carrying amount. In such cases, the carrying amount is reduced to estimated fair value.
  - ◦ For real estate assets held for sale, impairments are recognized if fair value less costs to sell is less than the carrying amount. In evaluating potential disposition targets, we apply a probability-weighted approach and in each case, no impairment charge is currently required.

  However, if these assets meet the criteria for classification as held for sale during 2026, we may incur material real estate impairments in 2026. For additional information on accounting for real estate impairments, refer to "Impairment of long-lived assets" in Note 2 – "Summary of significant accounting policies" to our consolidated financial statements in Item 15.

  We expect to substantially complete our large-scale non-core asset sales program in 2026. As of December 31, 2025, 78% of our annual rental revenue is from our Megacampus platform, and we expect this percentage to continue to grow over time, in part through our disposition program.

- *Increased cost and limited availability of capital.* In 2026, we expect to reduce our outstanding debt by approximately $1.68 billion, at the midpoint of our 2026 guidance range. Our current debt repayment priorities include repaying existing short-term borrowings, including amounts outstanding on our commercial paper program, repaying our $650 million unsecured senior notes payable maturing in 2026 (of which $300 million was repaid in January 2026 upon maturity), using proceeds from our dispositions, and potentially repaying other unsecured senior notes payable, including those maturing in 2027. These expectations assume that we are able to execute our planned real estate dispositions and partial interest sales on acceptable terms. If we are unable to sell real estate assets at our targeted prices or within our expected timeframes, we may need to reduce the projected amount of debt repayment, delay the timing of such repayment, and/or increase our reliance on additional debt financing to fund the approximately $1.75 billion of construction spending, based on the midpoint of our 2026 guidance range. Elevated interest rates may result in debt financing options that are costlier, less accessible, or even unavailable, potentially limiting our ability to complete our development and redevelopment projects on schedule and thereby delaying our expected incremental annual net operating income generation.

  The table below reflects interest rates related to unsecured senior notes payable that we have issued over the last several years (dollars in thousands). There is no assurance that high debt costs will not continue into the future.

| | Debt Issued | Interest Rate[1] |
|---|---|---|
| 2023 | $ 1,000,000 | 5.07% |
| 2024 | $ 1,000,000 | 5.57% |
| 2025 | $ 550,000 | 5.66% |

(1) Includes amortization of loan fees, amortization of debt premiums (discounts), and other bank fees.

- *Capitalized interest.* Our capitalized interest was $330 million in 2025. During 2025, we focused on completing our projects under construction that were highly leased. Additionally, we invested in our future pipeline to maximize value and to position the sites for future vertical construction based on our expectation at that time of increased future demand for these projects. Refer to "Capitalized interest" under "Definitions and reconciliations" in Item 7 in this annual report on Form 10-K for additional information.

The table below presents gross interest expense, capitalized interest, and interest expense for the last several years (in thousands).

| | Gross Interest Expense | Capitalized Interest | Interest Expense |
|---|---|---|---|
| 2023 | $ 438,182 | $ (363,978) | $ 74,204 |
| 2024 | $ 516,799 | $ (330,961) | $ 185,838 |
| 2025 | $ 557,122 | $ (330,424) | $ 226,698 |
| Midpoint of 2026 guidance range | $ 505,000 | $ (250,000) | $ 255,000 |

For 2026, we expect capitalized interest of approximately $250 million at the midpoint of our guidance range. The decrease compared to 2025 reflects our decisions, in light of current market conditions, to re-evaluate certain projects including to cease or pause certain pre-construction activities on land and on uncommitted projects to conserve capital as well as to dispose of certain assets. As a result, we expect our interest expense to increase to approximately $255 million (at the midpoint of our 2026 guidance range) in 2026 from $227 million in 2025. The challenging macroeconomic environment discussed above, has necessitated and may continue to necessitate a reevaluation of our plans. These conditions could lead to a temporary suspension of our construction projects, delay of future projects, or sale of non-income-producing properties. This could result in a further decline in our capitalized interest for 2026 and beyond below our current projections, and a further increase in interest expense recognized in our consolidated statement of operations.

- *Volatility in non-real estate investments.* We hold strategic investments in publicly traded companies and privately held entities primarily involved in the life science industry. These investments are subject to market and sector-specific risks that can substantially affect their valuation. Like many other industries, the life science industry is susceptible to macroeconomic challenges, such as ongoing economic uncertainty and a tighter capital environment. These factors may lead to increased volatility in the valuation of our non-real estate investments.

In such a challenging environment, distributions from our investments — which we may receive as dividends, as liquidation distributions from our investments in limited partnerships, or as a result of mergers and acquisitions that lead to our privately held investees being acquired by other entities — may be limited and could result in lower realized gains. Gross unrealized gains related to our non-real estate investments held as of December 31, 2025, December 31, 2024, and December 31, 2023 aggregated to $184.4 million, $228.1 million, and $320.4 million, respectively. We may not receive distributions from our investments or otherwise may face difficulties in monetizing our non-real estate investments at optimal prices, and there can be no assurance that we will be able to realize gains in the future. In periods with limited or no realized gains, our FFO per share, as adjusted, may be adversely affected.

For the year ended December 31, 2025, we recognized $115.7 million in realized gains on non-real estate investments and are projecting realized gains of $75 million in 2026 at the midpoint of our guidance range. The table below presents components of investment income (loss) on our non-real estate investments (in thousands):

| | Non-Real Estate Investments | | | | |
|---|---|---|---|---|---|
| | Realized Gains | Significant Realized Losses | Impairments | Unrealized (Losses) Gains | **Investment Loss** |
| 2023 | $ 80,628 | $ — | $ (74,550) | $ (201,475) | **$ (195,397)** |
| 2024 | $ 117,214 | $ — | $ (58,090) | $ (112,246) | **$ (53,122)** |
| 2025 | $ 115,722 | $ (103,329) [1] | $ (95,716) | $ 26,980 | **$ (56,343)** |
| Midpoint of 2026 guidance range | $ 75,000 | N/A[2] | | | |

(1)  In November 2025, we contributed certain publicly traded securities to an unconsolidated joint venture, which resulted in a realized loss of $103.3 million on one transaction that was previously reflected as unrealized losses within investment income in our consolidated statement of operations. The unconsolidated joint venture sold these securities and distributed $39.9 million to us in December 2025.
(2)  We are not able to forecast investment income (loss) of future periods without unreasonable effort and therefore do not provide on a forward-looking basis. This is due to the inherent difficulty of forecasting the timing and/or amount of items that depend on market conditions outside of our control.

Unfavorable market conditions could also lead to additional impairments of our investments in privately held entities that do not report NAV per share, as well as other-than-temporary impairments of our non-real-estate investments accounted for under the equity method.

The realization of any of the aforementioned risks could have a material adverse impact on our revenues and operating performance, including but not limited to our income from rentals, net operating income, results of operations, funds from operations, operating margins, initial stabilized yields (unlevered) on new or existing construction projects, occupancy, EPS, FFO per share, FFO per share, as adjusted, and net cash provided by operating activities. These impacts could decrease Adjusted EBITDA, adversely impacting our key metrics such as our Adjusted EBITDA margin and net debt and preferred stock to Adjusted EBITDA and fixed-charge coverage ratios, as well as our credit ratings and credit rating outlooks. To preserve liquidity and mitigate an increase to our net debt and preferred stock to Adjusted EBITDA ratio that may be caused by potential declines in Adjusted EBITDA, we may seek additional capital by pursuing additional sales of real and non-real estate assets, or through equity offerings, which could be dilutive to existing stockholders. A reduction in earnings and/or net cash provided by operating activities could potentially necessitate or make advisable a reduction in our dividends per share, as determined by our board of directors. Any of the foregoing could further negatively affect our business and the market value of our common stock.

- **Mitigating factors:**

  - ***Reinforcing the Megacampus platform as our core growth engine.*** We believe our Megacampus ecosystems represent the most competitive segment of the life science real estate market. Our Megacampus ecosystems are large-scale (each over one million RSF in aggregate), clustered environments located in the most critical life science innovation hubs, designed to meet the evolving needs of the world's leading scientific and technological organizations. This proximity is a key driver of tenant demand. These campuses are used in two distinct ways: (i) to house the research operations of our tenants and (ii) to recruit and retain the best talent available from a limited pool, which underscores why their scale, strategic design, and location are critical. With our Megacampus ecosystems, we aim to provide a superior set of amenities, services, and access to transit. With inspiring design and people-centric amenities, we believe these campuses enhance our tenants' confidence in using these spaces as effective recruiting tools. In contrast, we believe that a significant amount of the competitive supply in the market today consists of isolated facilities that provide operational space but lack the scale and strategic design that our Megacampus ecosystems deliver.

    Our Megacampus ecosystems, which offer both high visibility and a clear path for growth, are designed for scalability to accommodate our tenants' growth. Our future development and redevelopment projects aggregate 21.6 million RSF as of December 31, 2025, of which 77% is concentrated within our Megacampus ecosystems. Their strategic locations and path for growth serve as powerful incentives for tenants to lease space from us.

    We believe our Megacampus strategy represents our most powerful competitive advantage in an oversupplied market. This approach has enabled us to capture an outsized share of leasing demand across core life science markets, even as overall supply has increased. The strength of this strategy is reflected in the 2025 performance metrics below, achieved despite challenging macroeconomic, regulatory, policy, and political environments:

    - Leasing volume aggregating 4.2 million RSF for the year ended December 31, 2025.
      - Weighted-average lease term of 11.9 years for leases executed during the year ended December 31, 2025.
      - In July 2025, we executed the largest life science lease in Company history with a long-standing multinational pharmaceutical tenant for a 16-year build-to-suit lease expansion aggregating 466,598 RSF on the Campus Point by Alexandria Megacampus in our University Town Center submarket.
      - During 2023-2025, our leasing volume in Greater Boston, the San Francisco Bay Area, and San Diego represented approximately 94% of the combined leasing volume of the five largest life science real estate owners in those markets (by RSF leased).
    - Rental rates on lease renewals and re-leasing of space increased by 7.0% and 3.5% (cash basis) for the year ended December 31, 2025.
    - Occupancy of 90.9% as of December 31, 2025.
    - 86% of development and redevelopment projects under construction that are expected to stabilize in 2026 are leased or under lease negotiation, excluding one project for which we are evaluating business strategy.
    - Expected incremental annual net operating income from projects anticipated to be placed into service from 2026 to 2028:
      - $97 million from deliveries in 2026.
      - $123 million from 2027-2028 deliveries.
      - $113 million from 2026-2028 deliveries of additional four projects which are under business strategy evaluation.

- **_Strength of our brand._** As a recognized leader in the life science and real estate sectors, Alexandria has successfully built a diverse and high-quality tenant base. Over the past three decades, we have fostered long-standing relationships and strategic partnerships with our tenants, which have enabled us to maintain strong occupancy levels and leasing volume, and growth in net operating income and cash flows and to effectively navigate through various economic cycles. Key indicators of our brand strength include the following:

  - In 2025, 82% of our leasing activity was generated from our existing tenant base.
  - As of December 31, 2025, 84% of our top 20 tenant annual rental revenue was derived from investment-grade or publicly traded large cap companies.
  - Our tenant collections have remained consistently high, averaging 99.8% since the beginning of 2021 through December 31, 2025.

- **_Prudent financial management._** Our strong and flexible balance sheet and prudent balance sheet management are key factors in our ability to navigate macroeconomic uncertainties and capitalize on new opportunities. The strength of our financial position is highlighted by several key indicators:

  - Our significant liquidity of $5.30 billion as of December 31, 2025 provides us the flexibility to address our operational needs and to pursue strategic opportunities.
  - We expect to have the ability to self-fund a large portion of our capital requirements through the following expected sources in 2026:
    - $525 million in net cash provided by operating activities after dividends, at the midpoint of our 2026 guidance range.
    - $137.0 million in capital contributions to fund construction expected from our existing consolidated real estate joint venture partners from January 1, 2026 through 2027 and beyond.
    - $2.90 billion from dispositions and sales of partial interests in real estate assets at the midpoint of our 2026 guidance range.
  - As of December 31, 2025, our credit ratings from S&P Global Ratings and Moody's Ratings were BBB+ and Baa1, respectively, which rank in the top 15% among all publicly traded U.S. REITs.
  - Our net debt and preferred stock to Adjusted EBITDA ratio target is 5.6x to 6.2x for the fourth quarter of 2026 annualized.
  - As of December 31, 2025, our fixed-rate debt represents 97.2% of our total debt, which provides predictability in debt servicing costs. Since 2021, our quarter-end fixed-rate debt has averaged 96.7%.
  - Our debt maturity schedule is well laddered, which provides us with financial flexibility and reduces short-term refinancing risks. As of December 31, 2025, only 11% of our debt matures through 2028.
  - As of December 31, 2025, the weighted-average remaining term of our debt is 12.1 years, which is the longest among S&P 500 REITs, and demonstrates our strategic approach to debt management and our focus on maintaining manageable annual debt maturities.

- **_Operational excellence of our team._** Alexandria focuses on operational excellence in the direct asset management and operations of our Labspace® asset base. Our assets management and operations team is composed of highly experienced, educated, and professionally credentialed facilities specialists. This expertise, essential in ensuring a secure and efficient environment for groundbreaking scientific research, has been cultivated and maintained over many years.

  The demanding nature of laboratory-based scientific research requires strict adherence to safety standards set by local, state, and federal regulatory bodies. Key compliance aspects include good manufacturing practices ("GMP") and Clinical Laboratory Improvement Amendments ("CLIA") certifications, adherence to national biosafety level guidelines, proper permitting and handling of hazardous waste generation and chemical storage, maintenance of safety stations, effective management of ultra-low temperature freezers, and careful licensing and management of radioactive materials.

- **_Other mitigating factors_**

  - _Improvement in office market._ The increase in demand for premium office space since 2024, primarily driven by the technology sector, particularly companies focused on AI, absorbed some of the market's supply previously anticipated for life science use and is now being repositioned back into office space. High ceilings, improved ventilation systems, and abundant natural light, which are all features of life science real estate, have become highly desirable, appealing to office and advanced technologies tenants. We expect this trend may lead to the exit from the life science sector of inexperienced life science real estate developers and expedite the resolution of the oversupply impacting the sector.

  - _Proactive reduction in capital spending and funding needs._ To address higher capital costs and slower market absorption, we implemented a disciplined reduction in construction spending. Based on the midpoints of our 2026 guidance, our average annual construction spending is expected to decline to approximately $1.74 billion for 2024–2026, representing a reduction of approximately $1.02 billion, or 37%, compared to the 2021–2023 average. Our 2026 construction spending is primarily focused on:
    - Leasing vacant space at operating properties

- Completing active committed construction projects
- Limiting future pipeline pre-construction activity

This strategy supports a more self-funded capital plan while preserving flexibility for future growth opportunities.

- *Decrease in general and administrative expenses.* Over the past several years, we have implemented comprehensive measures to reduce our expenditures across our organization, including our general and administrative expenses, by implementing a variety of cost-control and efficiency initiatives, including, but not limited to:

  - (•) Personnel-related matters, including:
    - Reduction in headcount over the last two years.
    - Restructuring of various compensation plans.

  - (•) Streamlining of business processes:
    - Implementation of systems upgrades, process improvements, and smarter technology.
    - Renegotiation of contracts related to legal, technology, and operational support services, and elimination of redundancies through better alignment and consolidation of roles.

As a result, we have achieved the following outcomes:

- In 2025, we reduced G&A expenses by 30%, or $51.3 million, compared to 2024.

- We expect $76 million of cumulative savings in 2025 and 2026 (based upon the midpoint of our guidance range for 2026 general and administrative expenses), compared to 2024.

- Our 2025 general and administrative expenses are only 5.6% of net operating income, the lowest level for the Company in more than a decade, and approximately half the average of other S&P 500 REITs.

We believe the mitigating factors discussed above will help us manage prolonged market volatility while maintaining the flexibility to act on strategic opportunities. Through disciplined execution of non-core asset recycling, targeted capital allocation, continued focus on our Megacampus platform, moderated construction spending, and preservation of balance sheet strength, we are building a resilient platform designed to deliver sustainable growth and value creation across multiple cycles. We believe these actions position us to emerge from the current cycle in a position of strength.

**Execution of capital strategy**

*2025 capital strategy*

During 2025, we continued to execute many of the long-term components of our capital strategy, as described below.

*Maintained access to sources of capital strategically important to our long-term capital structure*

- Generated significant net cash flows from operating activities.
- In 2025, we funded $524.7 million of our equity capital needs with net cash provided by operating activities after dividends, reduced by distributions to noncontrolling interests (excluding liquidating distributions from asset sales), and excluding changes in operating assets and liabilities, as they represent timing differences.

- Successfully executed our 2025 capital strategy, primarily through strategic dispositions of non-core assets and land.
  - In 2025, real estate dispositions and sales of partial interests generated $1.81 billion of capital for investment into our development and redevelopment projects.
  - In February 2025, we issued $550.0 million of unsecured senior notes payable, due 2035, with an interest rate of 5.50%.

*Strong and flexible balance sheet with significant liquidity; top 15% credit rating ranking among all publicly traded U.S. REITs*

- Net debt and preferred stock to Adjusted EBITDA of 5.7x and fixed-charge coverage ratio of 3.7x for the three months ended December 31, 2025, annualized.
- As of December 31, 2025:
  - Our credit ratings from S&P Global Ratings and Moody's Ratings were BBB+ and Baa1, respectively, which rank in the top 15% among all publicly traded U.S. REITs.
  - Significant liquidity of $5.30 billion, or 3.7x of our debt maturities through 2028.
  - Only 11% of our total debt matures through 2028.
  - 12.1 years weighted-average remaining term of debt, longest among S&P 500 REITs.
  - Our fixed-rate debt represents 97.2% of our total debt, which provides predictability in debt servicing costs. Since 2021, our quarter-end fixed-rate debt has averaged 96.7%.
  - Total debt and preferred stock to gross assets of 31%.

*Key capital metrics as of or for the year ended December 31, 2025*

- $20.75 billion in total market capitalization.
- $8.3 billion in total equity capitalization.
- Non-real estate investments aggregating $1.50 billion:
  - Unrealized gains presented in our consolidated balance sheet were $133.4 million, comprising gross unrealized gains and losses aggregating $184.4 million and $51.1 million, respectively.
- Investment loss of $56.3 million for the year ended December 31, 2025 presented in our consolidated statement of operations consisted of $115.7 million of realized gains, $103.3 million from a significant realized loss on one transaction, $27.0 million of unrealized gains, and $95.7 million of impairment charges.

*2026 capital strategy*

During 2026, we intend to continue executing our capital strategy with a focus on the strength of our credit profile, which will allow us to seek opportunities to improve our cost of capital and continue our disciplined approach to capital allocation. Consistent with 2025, our capital strategy for 2026 includes the following elements:

- Allocate capital to Class A/A+ properties located in Megacampus ecosystems in AAA life science innovation clusters.
- Maintain prudent access to diverse sources of capital, which include net cash flows from operating activities after dividends, strategic asset recycling through real estate disposition and partial interest sales, non-real estate investment sales, joint venture capital, sales of equity, and other sources of capital.
- Prudently evaluate our dividend policy to share cash flows with investors while also retaining significant cash flows for reinvestment.
- Focusing on opportunities to improve our credit profile.
- Maintain commitment to long-term capital to fund growth.
- Prudently ladder debt maturities and manage short-term variable-rate debt.
- Prudently manage non-real estate equity investments to support corporate-level investment strategies.
- Maintain a stable and flexible balance sheet with significant liquidity.
- Consider opportunistic repurchases, in privately negotiated transactions, of our common stock.

We expect to continue to maintain access to diverse sources of capital, including unsecured senior notes payable and secured construction loans for our development and redevelopment projects from time to time. We expect to continue to maintain a significant proportion of our net operating income on an unencumbered basis to allow for future flexibility for accessing both unsecured and secured debt markets, although we expect traditional secured mortgage notes payable will remain a small component of our capital structure. We intend to supplement our remaining capital needs with net cash flows from operating activities after dividends as well as proceeds from real estate asset sales, partial interest sales, and equity capital. For further information, refer to "Projected results", "Sources of capital," and "Uses of capital" in Item 7 in this annual report on Form 10-K. Our ability to meet our 2026 capital strategy objectives and expectations will depend in part on capital market conditions, real estate market conditions, and other factors beyond our control. Accordingly, there can be no assurance that we will be able to achieve these objectives and expectations. Refer to our discussion of "Forward-looking statements" under Part I and "Item 1A. Risk factors" in this annual report on Form 10-K.

**Operating summary**

### Same Property Performance: Net Operating Income Changes

1.2% 2024

(3.5)% 2025

**Cash Basis**

4.6% 2024

0.9% 2025

### Rental Rate Growth: Renewed/Re-Leased Space



16.9% 2024

7.0% 2025

**Cash Basis**

7.2% 2024

3.5% 2025

### Margins[1]

**Operating**

# 69%

**Adjusted EBITDA**

# 70%

### Long-Duration Lease Terms[3]

## 9.7 Years
Top 20 Tenants

## 7.5 Years
All Tenants

### Favorable Lease Structure[2]

**Strategic Lease Structure by Owner and Operator of Collaborative Megacampus Ecosystems**

*Increasing cash flows*

**Percentage of leases containing annual rent escalations** — **97%**

*Stable cash flows*

**Percentage of triple net leases** — **92%**

*Lower capex burden*

**Percentage of leases providing for the recapture of capital expenditures** — **92%**

### Net Debt and Preferred Stock to Adjusted EBITDA[4]



5.2x — 12/31/24

5.7x — 12/31/25

5.6x to 6.2x — 12/31/26 Target

### Fixed-Charge Coverage Ratio[4]



4.3x — 12/31/24

3.7x — 12/31/25

3.6x to 4.1x — 12/31/26 Target

Refer to "Same properties" and "Definitions and reconciliations" in Item 7 for additional details. "Definitions and reconciliations" contains the definitions of "Fixed-charge coverage ratio," "Net debt and preferred stock to Adjusted EBITDA," and "Net operating income" and their respective reconciliations from the most directly comparable financial measures presented in accordance with GAAP.

(1)   For the three months ended December 31, 2025.
(2)   Percentages calculated based on our annual rental revenue in effect as of December 31, 2025.
(3)   Represents the weighted-average remaining term based on annual rental revenue in effect as of December 31, 2025.
(4)   Quarter annualized.

**Climate change**

We cannot predict the rate at which climate change will progress. However, the physical effects of climate change may potentially have a material adverse effect on our properties, operations, and business. For example, most of our properties are loca along the east and west coasts of the U.S. and some of our properties are located in close proximity to shorelines. To the extent tha climate change impacts weather patterns, our markets could experience severe weather, including hurricanes, severe winter storms wildfires, droughts, and coastal flooding due to increases in storm intensity and rising sea levels. Over time, these conditions could result in declining demand for space at our properties, delays in construction and resulting increased construction costs, or our inab to operate the buildings at all. Climate change and severe weather may also have indirect effects on our business by increasing the cost of, or decreasing the availability of, property insurance on terms we find acceptable, and by increasing the costs of energy, maintenance, repair of water and/or wind damage, and snow removal at our properties.

We are monitoring considerations such as shifting market demands and regulation. Numerous states and municipalities ha adopted state and local laws and policies on climate change, including climate disclosures and emission reduction targets impacting building sector. For example, the State of California enacted legislation requiring certain companies to disclose GHG and climate-related financial risk information. Further cities including Boston, Cambridge, New York, and Seattle have passed ordinances that se limits on GHG emissions associated with building operations. Some municipalities, including the Cities of New York and San Francis have also implemented legislation to eliminate the use of natural gas in new construction projects. Refer to "We face possible risks costs associated with the effects of climate change and severe weather" in "Other factors" within "Item 1A. Risk factors" in this annu report on Form 10-K for additional information.

Our approach to assessing and mitigating physical climate-related risk through our climate resilience roadmap, and transiti risk through our GHG emissions mitigation strategy, are outlined below.

Climate resilience

We continue to assess potential physical risks associated with climate change, analyze climate data and property damage losses associated with past weather events, and review the potential for future climate hazards such as water stress, precipitation flooding, coastal flooding, wildfire, and heat stress. We also consider local climate change vulnerability assessments and resilience planning efforts. Our climate resilience roadmap uses climate models and scenario analyses to identify potential future hazards at th building level. Additionally, we conduct physical inspections to further assess resilience at certain properties, as appropriate, and to determine whether additional mitigation is needed.

In our evaluation of physical risks, Alexandria considers two climate change scenarios for 2030 and 2050: (i) a high-emissi scenario in which GHG emissions continue to increase with time (RCP 8.5); and (ii) an intermediate scenario in which GHG emissio level off by 2050 and decline thereafter (RCP 4.5). RCP 8.5 generally predicts more significant future climate hazard impacts than R 4.5.

After modeling the potential hazards out to year 2050, we undertake a physical inspection for sites that may have high exposure to one or more climate hazards. We use this process to assess resilience to current and/or future stresses and to determi whether additional mitigation is needed. We continue to refine this process through improved climate risk data and structured approaches to resilience planning across our portfolio.

For a number of buildings, we are implementing augmented emergency preparedness plans and additional operating procedures that include preparations for potential future events. For certain buildings, mitigation may include nominal capital improvement work. We may find that other buildings require more significant planning and investment to incorporate more complex resilience measures. We are building on our existing emergency preparedness efforts by more directly planning for climate-driven ri like flooding and wildfire. Resilience measures under consideration at some of our properties are described below.

In our operating properties located in areas prone to flooding, we may consider options such as waterproofing the building envelope up to the projected flood elevation, protecting critical building mechanical equipment, storing temporary flood barriers on s to be deployed at building entrances prior to a flood event, and installing backflow preventers on stormwater/sewer utilities that discharge from the building. At several properties, we are currently conducting conceptual studies to evaluate potential options for consideration.

We are monitoring our exposure to wildfire. Most of our properties in San Diego are located in low-density fire-resistant commercial campuses with separations between structures and response capabilities that help reduce wildfire risk. These settings c meaningfully from more fire-prone residential areas. At some of our operating properties located in areas prone to wildfire, we have begun a multiyear effort to implement landscaping improvements that include the replacement of fire-prone materials and the installation of fire-resistant vegetation. We continue to strengthen our wildfire preparedness efforts by advancing site-specific planni and evaluating measures that promote business continuity and occupant safety during smoke and fire events.

For our development of new Class A/A+ properties, we will aim to design for climate resilience. In 2023, Alexandria adopted resilient design guidelines to address future climate conditions based on climate risk models. These guidelines have been applied in some of our recent development projects.

In accordance with such guidelines, we endeavor to design buildings that incorporate materials, systems, and features to manage predicted climate hazards and maintain building operability during and after a climate event. As feasible, we will consider designs that accommodate potential expansion of cooling infrastructure to meet future building needs. In water-scarce areas, we consider planting drought-resistant vegetation and equipping buildings to capture, treat, and reuse available water from building systems and precipitation events where feasible. In areas prone to wildfire, we consider incorporating brush management practices into landscape design and installing enhanced air filtration systems to support safe and healthy indoor air.

For acquisitions in our portfolio, we continue to use climate modeling as part of our due diligence in assessing potential risk and to inform our financial modeling and transactional decisions.

We are subject to evolving federal, state, and local laws and regulations related to climate change. For example, the State of California enacted legislation requiring certain companies to disclose GHG and climate-related financial risk information. Further cities including Boston, Cambridge, New York, and Seattle have passed ordinances that set limits on GHG emissions associated with building operations. Some municipalities, including the Cities of New York and San Francisco, have also implemented legislation to eliminate the use of natural gas in new construction projects. Refer to "We face possible risks and costs associated with the effects of climate change and severe weather" in "Other factors" within "Item 1A. Risk factors" in this annual report on Form 10-K for additional information.

As a part of Alexandria's risk management program, we maintain all-risk property insurance at the portfolio level, including properties under development, to help mitigate the risk of extreme weather events and potential impact from losses associated with natural catastrophes, such as flood, wildfire, and wind events. However, there can be no assurance that our insurance will cover all our potential losses and that climate change and severe weather will not have a material adverse effect on our properties, operations, or business. For additional information on our risk management strategies related to insurance coverage, refer to "Our insurance may not adequately cover all potential losses" in "Operating factors" in "Item 1A. Risk factors" in this annual report on Form 10-K.

Board of directors and leadership oversight

The Audit Committee oversees the management of the Company's financial and other risks, including climate-related risks. At the management level, Alexandria's Sustainability Committee, which comprises members of the executive team and senior decision makers spanning the Company's real estate development, asset management, risk management, and sustainability teams, leads the development and execution of our approach to climate-related risk.

Refer to "Item 1A. Risk factors" in this annual report on Form 10-K for discussion of the risks we face from climate change.

**Results of operations**

<u>Same properties</u>

We supplement an evaluation of our results of operations with an evaluation of operating performance of certain of our properties, referred to as "Same Properties." For additional information on the determination of our Same Properties portfolio, refer to "Same property comparisons" under "Definitions and reconciliations" in Item 7 in this annual report on Form 10-K. The following table presents information regarding our Same Properties as of December 31, 2025 and 2024:

| | December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| Percentage change in net operating income over comparable period from prior year | (3.5)% | 1.2% |
| Percentage change in net operating income (cash basis) over comparable period from prior year | 0.9% [(1)] | 4.6% |
| Operating margin | 68% | 68% |
| Number of Same Properties | 282 | 321 |
| RSF | 29,774,548 | 31,670,359 |
| Occupancy – current-period average | 92.5% | 94.2% |
| Occupancy – same-period prior-year average | 95.2% | 93.9% |

(1) Includes the impact of initial free rent concessions that burned off after January 1, 2024 for development and redevelopment projects that were placed into service in 2023 and accordingly are part of our same property pool for the year ended December 31, 2025, including at 325 Binney Street in our Cambridge submarket and 15 Necco Street in our Seaport Innovation District submarket. Excluding the impact of these initial free rent concessions, same property net operating income (cash basis) for the year ended December 31, 2025 would have decreased by 1.4%.

The following table reconciles the number of Same Properties to total properties for the year ended December 31, 2025:

| Development – under construction | Properties |
| --- | --- |
| 99 Coolidge Avenue | 1 |
| 1450 Owens Street | 1 |
| 10075 Barnes Canyon Road | 1 |
| 421 Park Drive | 1 |
| 4135 Campus Point Court | 1 |
| 701 Dexter Avenue North | 1 |
| Campus Point by Alexandria | — |
| | 6 |

| Development – placed into service after January 1, 2024 | Properties |
| --- | --- |
| 1150 Eastlake Avenue East | 1 |
| 9810 Darnestown Road | 1 |
| 9820 Darnestown Road | 1 |
| 4155 Campus Point Court | 1 |
| 201 Brookline Avenue | 1 |
| 9808 Medical Center Drive | 1 |
| 230 Harriet Tubman Way | 1 |
| 500 North Beacon Street and 4 Kingsbury Avenue | 2 |
| 10935, 10945, and 10955 Alexandria Way | 3 |
| | 12 |

| Redevelopment – under construction | Properties |
| --- | --- |
| 40, 50, and 60 Sylvan Road | 3 |
| 269 East Grand Avenue | 1 |
| 8800 Technology Forest Place | 1 |
| 311 Arsenal Street | 1 |
| Other | 2 |
| | 8 |

| Redevelopment – placed into service after January 1, 2024 | Properties |
| --- | --- |
| 840 Winter Street | 1 |
| Alexandria Center® for Advanced Technologies – Monte Villa Parkway | 6 |
| | 7 |

| Acquisitions after January 1, 2024 | Properties |
| --- | --- |
| Other | 2 |
| | 2 |

| | |
| --- | --- |
| Unconsolidated real estate JVs | 3 |
| Properties held for sale | 20 |
| Total properties excluded from Same Properties | 58 |
| Same Properties | 282 |

| | |
| --- | --- |
| Total properties in North America as of December 31, 2025 | 340 |

Comparison of results for the year ended December 31, 2025 to the year ended December 31, 2024

The following table presents a comparison of the components of net operating income for our Same Properties and Non-Same Properties for the year ended December 31, 2025, compared to the year ended December 31, 2024 (dollars in thousands). We provide a comparison of the results for the year ended December 31, 2024 to the year ended December 31, 2023, including a comparison of the components of net operating income for our Same Properties and Non-Same Properties for the year ended December 31, 2024, compared to the year ended December 31, 2023, in "Results of operations" in Item 7 of our annual report on Form 10-K for the year ended December 31, 2024. Refer to "Definitions and reconciliations" in Item 7 in this annual report on Form 10-K for definitions of "Tenant recoveries" and "Net operating income" and their reconciliations from the most directly comparable financial measures presented in accordance with GAAP, income from rentals and net income, respectively.

| | Year Ended December 31, | | | |
| | 2025 | 2024 | $ Change | % Change |
|---|---|---|---|---|
| **Income from rentals:** | | | | |
| Same Properties | $ 1,687,734 | $ 1,732,019 | $ (44,285) | (2.6)% |
| Non-Same Properties | 497,155 | 572,320 | (75,165) | (13.1) |
| Rental revenues | 2,184,889 | 2,304,339 | (119,450) | (5.2) |
| Same Properties | 627,224 | 594,471 | 32,753 | 5.5 |
| Non-Same Properties | 133,062 | 150,896 | (17,834) | (11.8) |
| Tenant recoveries | 760,286 | 745,367 | 14,919 | 2.0 |
| Income from rentals | 2,945,175 | 3,049,706 | (104,531) | (3.4) |
| Same Properties | 1,791 | 1,267 | 524 | 41.4 |
| Non-Same Properties | 79,590 | 65,421 | 14,169 | 21.7 |
| Other income | 81,381 | 66,688 | 14,693 | 22.0 |
| Same Properties | 2,316,749 | 2,327,757 | (11,008) | (0.5) |
| Non-Same Properties | 709,807 | 788,637 | (78,830) | (10.0) |
| Total revenues | 3,026,556 | 3,116,394 | (89,838) | (2.9) |
| Same Properties | 752,481 | 706,904 | 45,577 | 6.4 |
| Non-Same Properties | 170,124 | 202,361 | (32,237) | (15.9) |
| Rental operations | 922,605 | 909,265 | 13,340 | 1.5 |
| Same Properties | 1,564,268 | 1,620,853 | (56,585) | (3.5) |
| Non-Same Properties | 539,683 | 586,276 | (46,593) | (7.9) |
| Net operating income | $ 2,103,951 | $ 2,207,129 | $ (103,178) | (4.7)% [1] |
| **Net operating income – Same Properties** | **$ 1,564,268** | **$ 1,620,853** | **$ (56,585)** | **(3.5)%** |
| Straight-line rent revenue | (25,078) | (94,232) | 69,154 | (73.4) |
| Amortization of acquired below-market leases and deferred revenue related to tenant-funded and -built landlord improvements | (36,763) | (37,512) | 749 | (2.0) |
| **Net operating income – Same Properties (cash basis)** | **$ 1,502,427** | **$ 1,489,109** | **$ 13,318** | **0.9 %** |

(1)  Decrease in total net operating income includes the impact of operating properties disposed of after January 1, 2024. Excluding these dispositions, net operating income for the year ended December 31, 2025 would have increased by 0.9% compared to 2024.

## Income from rentals

Total income from rentals for the year ended December 31, 2025 decreased by $104.5 million, or 3.4%, to $2.95 billion, compared to $3.05 billion for the year ended December 31, 2024, due to a decrease in rental revenues, partially offset by an increase in tenant recoveries, as discussed below.

## Rental revenues

Total rental revenues for the year ended December 31, 2025 decreased by $119.5 million, or 5.2%, to $2.18 billion, compared to $2.30 billion for the year ended December 31, 2024. The decrease was primarily related to dispositions of real estate assets within our Non-Same Properties since January 1, 2024.

Same Properties' rental revenues for the year ended December 31, 2025 decreased by $44.3 million, or 2.6%, to $1.69 billion, compared to $1.73 billion for the year ended December 31, 2024. This decrease was primarily attributable to a decrease in Same Properties' average occupancy to 92.5% for the year ended December 31, 2025 from 95.2% for the year ended December 31, 2024, including the impact of the following lease expirations in the first quarter of 2025 that were vacant for most of the year ended December 31, 2025: (i) 182,054 RSF at the Alexandria Technology Square® Megacampus in our Cambridge submarket and (ii) two properties aggregating 247,246 RSF in our Austin submarket.

## Tenant recoveries

Tenant recoveries for the year ended December 31, 2025 increased by $14.9 million, or 2.0%, to $760.3 million, compared to $745.4 million for the year ended December 31, 2024, primarily related to Same Properties, partially offset by a decrease in Non-Same Properties tenant recoveries primarily due to dispositions of real estate assets within our Non-Same Properties since January 1, 2024.

Same Properties' tenant recoveries for the year ended December 31, 2025 increased by $32.8 million, or 5.5%, to $627.2 million, compared to $594.5 million for the year ended December 31, 2024, primarily due to the $45.6 million increase in the operating expenses during the year ended December 31, 2025, as discussed under "Rental operations" below. As of December 31, 2025, 92% of our leases (on an annual rental revenue basis) were triple net leases, which require tenants to pay substantially all real estate taxes, insurance, utilities, repairs and maintenance, common area expenses, and other operating expenses (including increases thereto) in addition to base rent. This increase was partially offset by a decrease in Same Properties' tenant recoveries resulting from a decrease in Same Properties' average occupancy to 92.5% for the year ended December 31, 2025 from 95.2% for the year ended December 31, 2024.

## Other income

Other income for the year ended December 31, 2025 increased by $14.7 million, or 22.0%, to $81.4 million, compared to $66.7 million for the year ended December 31, 2024. Other income represented approximately 2.7% and 2.1% of total revenues during each respective period and primarily consisted of interest income and management fee income during both periods.

## Rental operations

Total rental operating expenses for the year ended December 31, 2025 increased by $13.3 million, or 1.5%, to $922.6 million, compared to $909.3 million for the year ended December 31, 2024. The increase was primarily due to incremental expenses related to our Same Properties' rental operating expenses as discussed below, partially offset by the decrease in Non-Same Properties' rental operating expenses of $32.2 million primarily as a result of dispositions of real estate assets since January 1, 2024.

Same Properties' rental operating expenses increased by $45.6 million, or 6.4%, to $752.5 million during the year ended December 31, 2025, compared to $706.9 million for the year ended December 31, 2024, primarily as the result of the increase in (i) utilities expenses and contractual costs aggregating $20.3 million primarily due to higher consumption related to certain tenants' increased operations, and higher electricity and HVAC contract services rates in our San Diego market; (ii) property taxes aggregating $12.8 million primarily due to annual property tax increases; and (iii) repair and maintenance expenses aggregating $9.0 million primarily due to a more severe winter in 2025 compared to 2024 in the Greater Boston market.

_Depreciation and amortization_

Depreciation and amortization expense for the year ended December 31, 2025 increased by $148.1 million, or 12.3%, to $1.35 billion, compared to $1.20 billion for the year ended December 31, 2024, primarily as a result of (i) the change in useful lives of certain buildings, (ii) 3.1 million RSF of development and redevelopment projects placed into service subsequent to January 1, 2024, (iii) two operating properties aggregating 383,360 RSF acquired subsequent to January 1, 2024, and (iv) partially offset by sales of real estate assets subsequent to January 1, 2024.

_Impairment of real estate_

During the year ended December 31, 2025, we recognized impairment charges aggregating $2.20 billion, classified in impairment of real estate in our consolidated statement of operations. For additional information, refer to "Sales of real estate assets and impairment of real estate" in Note 3 – "Investments in real estate" to our consolidated financial statements in Item 15 in this annual report on Form 10-K.

During the year ended December 31, 2024, we recognized real estate impairment charges aggregating $223.1 million, which primarily consisted of (i) pre-acquisition costs related to two potential acquisitions in the Greater Boston market that we decided to no longer proceed with as a result of the macroeconomic environment that negatively impacted the financial outlooks of these potential acquisitions, (ii) impairment charges for five operating properties in our Sorrento Mesa and University Town Center submarkets to reduce the carrying amounts to their estimated fair values less costs to sell, and (iii) impairment charges for four properties at One Moderna Way in our Route 128 submarket that were sold to a single tenant.

_General and administrative expenses_

General and administrative expenses for the year ended December 31, 2025 decreased by $51.3 million, or 30.5%, to $117.0 million, compared to $168.4 million for the year ended December 31, 2024, primarily due to cost-control and efficiency initiatives implemented since 2024, including reduction in headcount, restructuring of compensation plans, systems upgrades, and process improvements. As a percentage of net operating income, our general and administrative expenses for the years ended December 31, 2025 and 2024 were 5.6% and 7.6%, respectively.

_Interest expense_

Interest expense for the years ended December 31, 2025 and 2024 consisted of the following (dollars in thousands):

| Component | Year Ended December 31, | | Change |
| | 2025 | 2024 | |
|---|---|---|---|
| Gross interest | $ 557,122 | $ 516,799 | $ 40,323 |
| Capitalized interest | (330,424) | (330,961) | 537 |
| Interest expense | $ 226,698 | $ 185,838 | $ 40,860 |
| | | | |
| Average debt balance outstanding[1] | $ 13,339,458 | $ 12,583,339 | $ 756,119 |
| Weighted-average annual interest rate[2] | 4.2 % | 4.1 % | 0.1 % |

(1)   Represents the average debt balance outstanding during the respective periods.
(2)   Represents annualized total interest incurred divided by the average debt balance outstanding during the respective periods.

The net change in interest expense during the year ended December 31, 2025, compared to the year ended December 31, 2024, resulted from the following (dollars in thousands):

| Component | Interest Rate[1] | Effective Date | | Change |
|---|---|---|---|---|
| Increases in interest incurred due to: | | | | |
| Issuances of debt: | | | | |
| $550 million of unsecured senior notes payable due 2035 | 5.66% | February 2025 | $ | 26,817 |
| $600 million of unsecured senior notes payable due 2054 | 5.71% | February 2024 | | 4,127 |
| $400 million of unsecured senior notes payable due 2036 | 5.38% | February 2024 | | 2,577 |
| Higher average outstanding balances under commercial paper program and/or unsecured senior line of credit | | | | 24,069 |
| Other increase in interest | | | | 1,357 |
| Total increases | | | | 58,947 |
| Decreases in interest incurred due to: | | | | |
| Repayment of debt: | | | | |
| $600 million of unsecured senior notes payable due 2025 | 3.62% | April 2025 | | (13,968) |
| Secured notes payable | 7.18% | August 2025 | | (4,656) |
| Total decreases | | | | (18,624) |
| Change in gross interest | | | | 40,323 |
| Decrease in capitalized interest | | | | 537 |
| **Total change in interest expense** | | | **$** | **40,860** |

(1) Represents the weighted-average interest rate as of the end of the applicable period, including amortization of loan fees, amortization of debt premiums (discounts), and other bank fees.

*Investment loss*

During the year ended December 31, 2025, we recognized an investment loss aggregating $56.3 million, which consisted of $115.7 million of realized gains, $103.3 million of realized losses on one transaction, $27.0 million of unrealized gains, and impairment charges of $95.7 million.

During the year ended December 31, 2024, we recognized an investment loss aggregating $53.1 million, which consisted of $117.2 million of realized gains, $112.2 million of unrealized losses, and impairment charges of $58.1 million.

For more information about our investments, refer to Note 7 – "Investments" and "Investments" in Note 2 – "Summary of significant accounting policies" to our consolidated financial statements in Item 15 in this annual report on Form 10-K.

*Gain on sales of real estate*

During the year ended December 31, 2025, we recognized $642.4 million of gains classified in gain on sales of real estate in our consolidated statement of operations. For additional information, refer to "Sales of real estate assets and impairment of real estate" in Note 3 – "Investments in real estate" and Note 4 — "Consolidated and unconsolidated real estate joint ventures" to our consolidated financial statements in Item 15 in this annual report on Form 10-K.

During the year ended December 31, 2024, we recognized $129.3 million of gains primarily related to dispositions of seven real estate assets in our San Diego, Seattle, Maryland, and Research Triangle markets. The gains were classified in gain on sales of real estate in our consolidated statement of operations for the year ended December 31, 2024.

*Other comprehensive income*

Other comprehensive income of $16.9 million for the year ended December 31, 2025, was primarily due to unrealized foreign currency translation gains of $15.3 million related to our operations in Canada and a $1.7 million reclassification of previously unrealized foreign currency translation losses upon completion of the disposition of our remaining asset in Asia. This was partially offset by $148 thousand of unrealized losses resulting from the changes in the fair value of our cross-currency swap agreements due to the strengthening of the Canadian dollar since the execution of these agreements on July 29, 2025. Refer to Note 11 – "Hedge agreements" to our consolidated financial statements for additional information.

Total other comprehensive loss of $30.4 million for the year ended December 31, 2024 was primarily due to an unrealized foreign currency translation loss related to our operations in Canada.

Summary of capital expenditures

Our construction spending for the year ended December 31, 2025 and projected spending for the year ending December 31, 2026 consisted of the following (in thousands):

| | Year Ended December 31, 2025 | Projected Midpoint for the Year Ending December 31, 2026 | |
|---|---|---|---|
| Construction of Class A/A+ properties: | | | |
| Active construction projects | | | |
| Includes development and redevelopment under construction[1] | $ 1,216,572 | $ 1,445,000 | |
| Future pipeline pre-construction | | | |
| Primarily Megacampus expansion pre-construction work (entitlement, design, and site work) | 275,971 | 210,000 | [2] |
| Revenue- and non-revenue-enhancing capital expenditures[3] | 324,293 | 510,000 | [4] |
| Construction spending (before contributions from noncontrolling interests or tenants) | 1,816,836 | 2,165,000 | |
| Contributions from noncontrolling interests (consolidated real estate joint ventures) | (193,936) | (100,000) | [5] |
| Tenant-funded and -built landlord improvements | (178,651) | (315,000) | |
| Total construction spending | $ 1,444,249 | $ 1,750,000 | |
| 2026 guidance range for construction spending | | $1,500,000 – $2,000,000 | |

(1)  Includes smaller conversions to laboratory space through redevelopment.
(2)  Approximately 75% represents capitalized costs.
(3)  Represents revenue- and non-revenue-enhancing capital expenditures before contributions from noncontrolling interests and tenant-funded and tenant-built landlord improvements.
(4)  The top two revenue- and non-revenue-enhancing capital expenditure projects in 2026 represent approximately 55% of the total spending within this category. The first project relates to a property located at the Alexandria Center® for Advanced Technologies – South San Francisco Megacampus in our South San Francisco submarket, which is leased to a multinational pharmaceutical tenant and is undergoing its first major renovation in 12 years. The second project relates to a property at the Alexandria Technology Square® Megacampus in our Cambridge submarket, which is undergoing its first major renovation in 16 years.
(5)  Represents contractual capital commitments from existing consolidated real estate joint venture partners to fund construction.

Projected capital contributions from partners in consolidated real estate joint ventures to fund construction

The following table summarizes projected capital contributions from partners in our existing consolidated joint ventures to fund construction through 2027 and beyond (in thousands):

| Projected timing | Amount[1] |
|---|---|
| Fiscal year 2026 | $ 100,000 |
| 2027 and beyond | 37,000 |
| Total | $ 137,000 |

(1)  Amounts represent reductions to our consolidated construction spending.

<u>Average real estate basis used for capitalization of interest</u>

Our construction spending includes capitalized interest. The table below provides key categories of interest capitalized during the year ended December 31, 2025 (in thousands):

| | Average Real Estate Basis Capitalized During 2025 | Percentage of Total Average Real Estate Basis Capitalized |
|---|---|---|
| Construction of Class A/A+ properties: | | |
| Development and redevelopment of projects under construction: | | |
| 2026 stabilization | $ 590,069 | 7% |
| 2027-2028 stabilization | 1,308,800 | 16 |
| Evaluating business strategy | 878,661 | 11 |
| Repositioning and smaller redevelopment projects | 1,187,460 [1] | 15 |
| Future pipeline projects with critical pre-construction milestones during 2026: | | |
| Megacampus projects | 2,078,801 [2] | 25 |
| Non-Megacampus projects | 987,518 [2] | 12 |
| Assets sold in 2025 or designated as held for sale as of December 31, 2025[3] | 1,115,707 | 14 |
| Total average real estate basis capitalized[4] | $ 8,147,016 | 100% |

(1)   Includes the real estate basis related to the 899,259 RSF of vacant space as of December 31, 2025 that is leased with future delivery. The weighted-average expected delivery date is approximately August 2026.
(2)   Approximately 74% of future pipeline projects are expected to reach anticipated pre-construction milestones, including various phases of entitlement, design, site work, and other activities necessary to begin aboveground vertical construction, on a weighted-average real estate investment basis by May 2026. At each milestone date, we will evaluate whether to proceed with additional pre-construction and/or construction activities based on leasing demand and/or market conditions, pause future investments, or consider the potential dispositions of real estate assets.
(3)   The weighted-average date as of which capitalization of interest ceased was in early December 2025.
(4)   In addition to capitalized interest, we incur additional capitalized project costs, including property taxes, insurance, payroll, and other costs directly related and essential to the construction of Class A/A+ properties. If we cease activities necessary to prepare a project for its intended use, costs related to such project are expensed as incurred. Annualized capitalized operating expenses and payroll represent approximately 2% and 1%, respectively, of the total average real estate basis subject to capitalization for the year ended December 31, 2025.

**Projected results**

Our 2026 guidance includes certain forward-looking non-GAAP financial measures, such as funds from operations as adjusted, net debt and preferred stock to Adjusted EBITDA – fourth quarter of 2026 annualized, and fixed-charge coverage ratio – fourth quarter of 2026 annualized, that differ from measures calculated in accordance with GAAP. These non-GAAP measures are in addition to, and not a substitute for or superior to, financial measures prepared in accordance with GAAP and should be considered in conjunction with our GAAP financial measures. We are unable to provide corresponding GAAP measures on a forward-looking basis, or a reconciliation from these GAAP measures to the non-GAAP measures on a forward-looking basis, as we are not able to forecast the net income or loss of future periods without unreasonable effort. This is due to the inherent difficulty of forecasting the timing and/or amount of items that depend on market conditions outside of our control, including the timing of dispositions, capital events, and financing decisions, as well as quarterly and annual components such as gain on sales of real estate, impairments of real estate and non-real estate investments, and unrealized gains or losses on non-real estate investments. Our attempt to predict these amounts may produce significant but inaccurate estimates, which would be potentially misleading for our investors. Refer to "Definitions and reconciliations" included in Part II in this annual report on Form 10-K for additional details about these non-GAAP measures.

**Projected 2026 Funds From Operations per Share Attributable to Alexandria's Common Stockholders – Diluted**

| | |
|---|---|
| Funds from operations per share and funds from operations per share, as adjusted | $6.25 to $6.55 |
| Midpoint | $6.40 |

| **Key Assumptions**[1] | **2026 Guidance** | |
|---|---|---|
| *(Dollars in millions)* | Low | High |
| Occupancy percentage for operating properties in North America as of December 31, 2026[2] | 87.7% | 89.3% |
| Lease renewals and re-leasing of space: | | |
|   Rental rate changes | (2.0)% | 6.0% |
|   Rental rate changes (cash basis) | (12.0)% | (4.0)% |
| Same property performance: | | |
|   Net operating income | (9.5)% | (7.5)% |
|   Net operating income (cash basis) | (9.5)% | (7.5)% |
| Straight-line rent revenue | $ 65 | $ 95 |
| General and administrative expenses | $ 134 | $ 154 |
| Capitalization of interest[3] | $ 225 | $ 275 |
| Interest expense | $ 230 | $ 280 |
| Realized gains on non-real estate investments[4] | $ 60 | $ 90 |

(1) Our assumptions presented in the table above are subject to a number of variables and uncertainties, including those discussed as "Forward-looking statements" under Part I; "Item 1A. Risk factors"; and "Item 7. Management's discussion and analysis of financial condition and results of operations". To the extent our full-year earnings guidance is updated during the year, we will provide additional disclosure supporting reasons for any significant changes to such guidance.
(2) Our guidance for operating occupancy percentage in North America as of December 31, 2026 assumes an approximate 2% benefit related to a range of assets with vacancy that could potentially be sold during 2026 and/or qualify for designation as held for sale by December 31, 2026 but that have not yet qualified for such designation as of December 31, 2025.
(3) Refer to "Average real estate basis used for capitalization of interest" in Item 7 for additional details.
(4) Represents realized gains and losses included in funds from operations per share – diluted, as adjusted. Excludes unrealized gains and losses and significant impairments realized on non-real estate investments, if any. Refer to Note 7 – "Investments" to our consolidated financial statements in Item 15 for additional details.

**Key Credit Metric Targets**[1]

| | 2026 Guidance |
|---|---|
| Net debt and preferred stock to Adjusted EBITDA – fourth quarter of 2026 annualized | 5.6x to 6.2x |
| Fixed-charge coverage ratio – fourth quarter of 2026 annualized | 3.6x to 4.1x |

(1) Refer to "Definitions and reconciliations" in Item 7 for additional information.

**Capital resources**

We expect that our principal liquidity needs for the year ending December 31, 2026 will be satisfied by the following multiple sources of capital, as shown in the table below. There can be no assurance that our sources and uses of capital will not be materially higher or lower than these expectations.

| **Key Sources and Uses of Capital** | 2026 Guidance | | |
|---|---|---|---|
| *(In millions)* | Range | | Midpoint |
| *Sources of capital:* | | | |
| Reduction in debt[1] | $ (1,075) | $ (2,275) | $ (1,675) |
| Net cash provided by operating activities after dividends | 475 | 575 | 525 |
| Dispositions and sales of partial interests[2] | 2,100 | 3,700 | 2,900 |
| Total sources of capital | $ 1,500 | $ 2,000 | $ 1,750 |
| | | | |
| *Uses of capital:* | | | |
| Construction | $ 1,500 | $ 2,000 | $ 1,750 |
| Total uses of capital | $ 1,500 | $ 2,000 | $ 1,750 |
| | | | |
| *Reduction in debt (included above):* | | | |
| Repayment of secured notes payable with 2026 maturities[3] | $ (650) | $ (650) | $ (650) |
| Unsecured senior line of credit, commercial paper program, and other | (425) | (1,625) | (1,025) |
| Reduction in debt | $ (1,075) | $ (2,275) | $ (1,675) |

(1)   Our debt repayment goals include repaying existing short-term borrowings, including amounts outstanding on our commercial paper program, repaying our 2026 unsecured senior note payable maturities aggregating $650 million, and potentially repaying other unsecured senior notes payable, including our 2027 maturity.
(2)   We expect to achieve a weighted-average capitalization rate on our projected 2026 non-core operating dispositions (includes stabilized and non-stabilized properties and excludes land) in the 8.5%–9.5% range. We expect dispositions of land to represent 25%–35% of our total dispositions and sales of partial interests for the year ending December 31, 2026. We expect the remaining balance to include approximately 25%–35% core assets and 35%–45% non-core assets. As of January 26, 2026, our share of pending transactions subject to non-refundable deposits, signed letters of intent, or purchase and sale agreement negotiations aggregated $180.7 million.
(3)   In January 2026, we repaid $300.0 million of 4.30% unsecured senior notes payable upon maturity, funded temporarily with short-term borrowings under our commercial paper program. We expect to repay these temporary borrowings with proceeds from future dispositions and sales of partial interests. No gain or loss was incurred in connection with this repayment.

The key assumptions behind the sources and uses of capital in the table above include a favorable real estate transaction and capital market environments, performance of our core operating properties, lease-up and delivery of current and future development and redevelopment projects, and leasing activity. Our expected sources and uses of capital are subject to a number of variables and uncertainties, including those discussed as "Forward-looking statements" under Part I; "Item 1A. Risk factors"; and "Item 7. Management's discussion and analysis of financial condition and results of operations" in this annual report on Form 10-K. We expect to update our forecast for key sources and uses of capital on a quarterly basis.

Key considerations for funds from operations and adjusted EBITDA for the three months ending March 31, 2026

The following key considerations are expected to impact our funds from operations per share for the three months ended March 31, 2026. These items will also affect our Adjusted EBITDA beginning in the first quarter of 2026. As a result, we expect our net debt and preferred stock to Adjusted EBITDA ratio to temporarily increase in the first quarter of 2026 (on a quarter annualized basis) by approximately 1.0x to 1.5x higher than our annualized fourth quarter 2025 ratio of 5.7x. We expect this ratio to trend downward through the remainder of 2026 as we make progress on our disposition and sales of partial interests program, with a target net debt and preferred stock to Adjusted EBITDA ratio of 5.6x to 6.2x for the annualized fourth quarter of 2026, which is unchanged from the initial 2026 guidance provided on December 3, 2025.

*Dispositions for the three months ended December 31, 2025*
- We completed $1.47 billion of dispositions during the three months ended December 31, 2025. These dispositions had annual net operating income of $118 million (based on consolidated third quarter of 2025 annualized results) with a weighted-average disposition date of December 9, 2025. Refer to "Dispositions and sales of partial interests" in Item 2 for additional details.

*2026 key lease expirations with expected downtime*
- There are key lease expirations primarily in our Greater Boston, San Francisco Bay Area, and San Diego markets, aggregating 1.2 million RSF, with a weighted-average lease expiration date in April 2026 and annual rental revenue of $71 million. These leases are expected to become vacant upon expiration, and we anticipate downtime on these spaces to range from 6 to 24 months on a weighted-average basis. 150,822 RSF has been leased or is under negotiations and we have identified prospective tenants or have early negotiations for another 468,470 RSF. We expect a decline in net operating income of approximately $14 million for the three months ending March 31, 2026, compared to the three months ended December 31, 2025, related to the portion of these leases that are scheduled to expire in the first quarter of 2026, which includes operating expenses that will not be recoverable once the spaces become vacant. Refer to "Contractual lease expirations" in Item 2 for additional details.

*Certain items included in fourth quarter 2025 results not expected to reoccur in the first quarter of 2026*
- During the fourth quarter of 2025, we terminated a lease at one property in our South San Francisco submarket aggregating 170,618 RSF, which had generated annual rental revenue of $11.4 million, ahead of its contractual expiration in early 2027. The termination allowed us to re-lease 100% of the space to a multinational pharmaceutical tenant, with occupancy expected to commence in the second half of 2026 following the completion of tenant improvements. As a result of the termination, we recognized incremental rental revenue of $8.4 million during the fourth quarter of 2025, primarily from a termination fee, net of the deferred rent balances written off.

- We recognized an asset management fee paid by our joint venture partner aggregating $7.0 million in connection with the disposition of 409 and 499 Illinois Street during the fourth quarter of 2025, which is included in other income. Other income for the three months ended December 31, 2025 was $25.5 million, or 3.4% of total revenues, compared to an average of $19.5 million, or 2.5% of total revenues, for the preceding five quarters.

*Potential tenant wind-downs*
- Our 2026 guidance assumes reduction of rent in 2026 aggregating $20–$25 million (or approximately $6 million per quarter at the midpoint of the range) related to potential tenant wind-downs and downtime without immediate backfill.

*General and administrative expenses*
- General and administrative expenses for the year ended December 31, 2025 was $117.0 million and $28.0 million for the fourth quarter of 2025. Our guidance range for 2026 general and administrative expenses is $134 million to $154 million, with a midpoint of $144 million, or a quarterly average of approximately $36 million. Despite the anticipated increase in general and administrative expenses in 2026 compared to 2025, the midpoint of our guidance range for 2026 of $144 million, represents a 14% reduction compared to 2024, and cumulative anticipated savings aggregating $76 million for 2025 and 2026.

*Realized gains on non-real estate investments*
- Realized gains included in funds from operations per share – diluted, as adjusted, for the year ended December 31, 2025 were $115.7 million and $21.1 million for the fourth quarter of 2025. Our guidance range for 2026 realized gains on non-real estate investments is $60 million to $90 million, with a midpoint of $75 million (or a quarterly average of approximately $18.8 million). Refer to "Investments" in Item 7 for additional details.

**Consolidated and unconsolidated real estate joint ventures**

We present components of balance sheet and operating results information for the noncontrolling interest share of our consolidated real estate joint ventures and for our share of investments in unconsolidated real estate joint ventures to help investors estimate balance sheet and operating results information related to our partially owned entities. These amounts are estimated by computing, for each joint venture that we consolidate in our financial statements, the noncontrolling interest percentage of each financial item to arrive at the cumulative noncontrolling interest share of each component presented. In addition, for our real estate joint ventures that we do not control and do not consolidate, we apply our economic ownership percentage to the unconsolidated real estate joint ventures to arrive at our proportionate share of each component presented. Refer to Note 4 – "Consolidated and unconsolidated real estate joint ventures" to our consolidated financial statements in Item 15 in this annual report on Form 10-K for further discussion.

**Consolidated Real Estate Joint Ventures[1]**

| Property/Market/Submarket | Noncontrolling Interest Share | Operating RSF at 100% |
|---|---|---|
| 50 and 60 Binney Street/Greater Boston/Cambridge/Inner Suburbs | 66.0% | 532,395 |
| 75/125 Binney Street/Greater Boston/Cambridge/Inner Suburbs | 60.0% | 388,270 |
| 100 and 225 Binney Street and 300 Third Street/Greater Boston/Cambridge/Inner Suburbs | 70.0% | 870,641 |
| 15 Necco Street/Greater Boston/Seaport Innovation District | 43.3% | 345,996 |
| Alexandria Center® for Science and Technology – Mission Bay/San Francisco Bay Area/ Mission Bay[3] | 75.0% | 548,215 |
| 211 and 213 East Grand Avenue/San Francisco Bay Area/South San Francisco | 70.0% | 300,930 |
| 500 Forbes Boulevard/San Francisco Bay Area/South San Francisco | 90.0% | 155,685 |
| Alexandria Center® for Life Science – Millbrae/San Francisco Bay Area/South San Francisco | 51.4% | 285,346 |
| 3215 Merryfield Row/San Diego/Torrey Pines | 70.0% | 170,523 |
| Campus Point by Alexandria/San Diego/University Town Center[2][4] | 43.6% [5] | 1,212,414 |
| 5200 Illumina Way/San Diego/University Town Center | 49.0% | 792,687 |
| 9625 Towne Centre Drive/San Diego/University Town Center | 70.0% | 163,648 |
| SD Tech by Alexandria/San Diego/Sorrento Mesa[2][6] | 50.0% | 969,416 |
| Summers Ridge Science Park/San Diego/Sorrento Mesa[7] | 70.0% | 316,531 |
| 1201 and 1208 Eastlake Avenue East/Seattle/Lake Union | 70.0% | 206,134 |
| 400 Dexter Avenue North/Seattle/Lake Union | 70.0% | 290,754 |
| 800 Mercer Street/Seattle/Lake Union | 40.0% | — [2] |

**Unconsolidated Real Estate Joint Ventures**

| Property/Market/Submarket | Our Ownership Share[8] | Operating RSF at 100% |
|---|---|---|
| 1655 and 1725 Third Street/San Francisco Bay Area/Mission Bay | 10.0% | 586,208 |
| 101 West Dickman Street/Maryland/Beltsville | 58.4% [9] | 142,933 |

Refer to "Joint venture financial information" under "Definitions and reconciliations" in Item 7 for additional details.

(1) In addition to the real estate joint ventures listed, we have one consolidated real estate joint venture in the Greater Boston market in which a partner holds a $49.6 million redeemable noncontrolling interest earning a fixed return as of December 31, 2025.
(2) Represents a property currently under construction or in our future development and redevelopment pipeline. Refer to "New Class A/A+ development and redevelopment properties" in Item 2 for additional details.
(3) Includes 1450, 1500, and 1700 Owens Street and 455 Mission Bay Boulevard South.
(4) Includes 10210, 10260, 10290, and 10300 Campus Point Drive and 4110, 4135, 4155, 4161, 4165, 4224, and 4242 Campus Point Court.
(5) The noncontrolling interest share of our real estate joint venture partner is anticipated to decrease to 25%, as we expect to fund the majority of future construction costs at the campus until our ownership interest increases to 75%, after which future capital would be contributed pro rata with our partner. Refer to "New Class A/A+ development and redevelopment properties: current projects" in Item 2 for additional details.
(6) Includes 9605, 9645, 9675, 9725, 9735, 9805, 9808, 9855, and 9868 Scranton Road and 10055, 10065, and 10075 Barnes Canyon Road.
(7) Includes 9965, 9975, 9985, and 9995 Summers Ridge Road.
(8) In addition to the real estate joint ventures listed, we hold an interest in two insignificant unconsolidated real estate joint ventures.
(9) Represents a joint venture with a local real estate operator in which our joint venture partner manages the day-to-day activities that significantly affect the economic performance of the joint venture.

The following table presents key terms related to our unconsolidated real estate joint ventures' secured loans as of December 31, 2025 (dollars in thousands):

| | | | | At 100% | | |
|---|---|---|---|---|---|---|
| Unconsolidated Joint Venture | Maturity Date | Stated Rate | Interest Rate[1] | Aggregate Commitment | Debt Balance[2] | Our Share |
| 101 West Dickman Street | 10/29/26 | SOFR+1.95% [3] | 5.74% | $ 26,750 | $ 19,136 | 58.4% |
| 1655 and 1725 Third Street[4] | 2/10/35 | 6.37% | 6.44% | 500,000 | 496,881 | 10.0% |
| | | | | $ 526,750 | $ 516,017 | |

(1) Includes interest expense and amortization of loan fees.
(2) Represents outstanding principal, net of unamortized deferred financing costs, as of December 31, 2025.
(3) This loan is subject to a fixed SOFR floor of 0.75%.
(4) During the three months ended March 31, 2025, the unconsolidated real estate joint venture refinanced $500 million of its $600 million existing fixed-rate debt with a new secured note payable maturing in 2035. The remaining debt balance of approximately $100 million was repaid through contributions from the unconsolidated joint venture partners, including our share of $10.8 million.

The following tables present information related to the operating results and financial positions of our consolidated and unconsolidated real estate joint ventures as of and for the three months and year ended December 31, 2025 (in thousands):

| | Noncontrolling Interest Share of Consolidated Real Estate Joint Ventures | | Our Share of Unconsolidated Real Estate Joint Ventures | |
|---|---|---|---|---|
| | December 31, 2025 | | December 31, 2025 | |
| | Three Months Ended | Year Ended | Three Months Ended | Year Ended |
| Total revenues | $ 114,339 | $ 467,580 | $ 2,656 | $ 10,619 |
| Rental operations | (36,231) | (145,209) | (1,040) | (4,048) |
| | 78,108 | 322,371 | 1,616 | 6,571 |
| General and administrative | (823) | (3,016) | (32) | (133) |
| Interest | (62) | (967) | (1,058) | (4,176) |
| Depreciation and amortization of real estate assets | (39,942) | (154,727) | (855) | (3,703) |
| Impairment of real estate | (265,266) [1] | (265,266) | — | (8,673) |
| Gain on sale of real estate of consolidated JV | 312,807 [2] | 312,807 | — | — |
| Gain on sale of interest in unconsolidated JV | — | — | 25 | 483 |
| Fixed returns allocated to redeemable noncontrolling interests[3] | 699 | 1,642 | — | — |
| | $ 85,521 | $ 212,844 | $ (304) | $ (9,631) |
| Straight-line rent and below-market lease revenue | $ 2,723 | $ 19,580 | $ 139 | $ 645 |
| Funds from operations[4] | $ 77,922 | $ 320,030 | $ 526 | $ 2,262 |

Refer to "Joint venture financial information" under "Definitions and reconciliations" in Item 7 for additional details.

(1) Represents our partners' share of impairment charges recognized in connection with real estate properties held by consolidated joint ventures at 601, 611, 651, 681, 685, 701, and 751 Gateway Boulevard and 285, 299, 307, and 345 Dorchester Avenue. Refer to Note 4 – "Consolidated and unconsolidated real estate joint ventures" to our consolidated financial statements in Item 15 for additional information.
(2) Relates to our partner's share of the gain on sale of real estate recognized upon the disposition of the properties at 409 and 499 Illinois Street.
(3) Represents an allocation of joint venture earnings to redeemable noncontrolling interests for properties in the Greater Boston and San Francisco Bay Area markets. These redeemable noncontrolling interests earn a fixed return on their investment rather than participate in the operating results of the properties.
(4) Refer to "Funds from operations and funds from operations, as adjusted, attributable to Alexandria Real Estate Equities, Inc.'s common stockholders" under "Definitions and reconciliations" in Item 7 for the definition and its reconciliation from the most directly comparable financial measure presented in accordance with GAAP.

| | As of December 31, 2025 | |
| --- | --- | --- |
| | Noncontrolling Interest Share of Consolidated Real Estate Joint Ventures | Our Share of Unconsolidated Real Estate Joint Ventures |
| Investments in real estate | $ 3,317,283 | $ 83,974 |
| Cash, cash equivalents, and restricted cash | 139,397 | 1,853 |
| Other assets | 402,602 | 10,238 |
| Secured notes payable | — | (60,864) |
| Other liabilities | (172,916) | (4,524) |
| Redeemable noncontrolling interests | (58,788) | — |
| | $ 3,627,578 | $ 30,677 |

During the years ended December 31, 2025 and 2024, our consolidated real estate joint ventures distributed an aggregate of $951.8 million and $256.7 million, respectively, to our joint venture partners. Refer to our consolidated statements of cash flows and Note 4 – "Consolidated and unconsolidated real estate joint ventures" to our consolidated financial statements in Item 15 in this annual report on Form 10-K for additional information.

## Investments

We hold investments in publicly traded companies and privately held entities primarily involved in the life science industry. The tables below summarize components of our investment income (loss) and non-real estate investments (in thousands). Refer to Note 7 – "Investments" to our consolidated financial statements in Item 15 in this annual report on Form 10-K for additional information.

| | Year Ended December 31, 2025 | Year Ended December 31, 2024 |
|---|---|---|
| Realized (losses) gains: | | |
| Realized gains | $ 115,722 | $ 117,214 |
| Impairment of non-real estate investments | (95,716) | (58,090) |
| Significant realized loss | (103,329) (1) | — |
| | (83,323) | 59,124 |
| Unrealized gains (losses) | 26,980 (2) | (112,246) (3) |
| Investment loss | $ (56,343) | $ (53,122) |

| Investments | December 31, 2025 Cost | December 31, 2025 Unrealized Gains | December 31, 2025 Unrealized Losses | December 31, 2025 Carrying Amount | December 31, 2024 Carrying Amount |
|---|---|---|---|---|---|
| Publicly traded companies | $ 54,752 | $ 44,319 | $ (4,143) | $ 94,928 | $ 105,667 |
| Entities that report NAV | 460,160 | 89,514 | (37,298) | 512,376 | 609,866 |
| Entities that do not report NAV: | | | | | |
| Entities with observable price changes | 82,252 | 50,601 | (9,615) | 123,238 | 174,737 |
| Entities without observable price changes | 413,324 | — | — | 413,324 | 400,487 |
| Investments accounted for under the equity method | N/A | N/A | N/A | 357,383 | 186,228 |
| December 31, 2025 | $ 1,010,488 (4) | $ 184,434 | $ (51,056) | $ 1,501,249 | $ 1,476,985 |
| December 31, 2024 | $ 1,207,146 | $ 228,100 | $ (144,489) | $ 1,476,985 | |

**Public/Private Mix (Cost)**


4%
Public
96%
Private

**Tenant/Non-Tenant Mix (Cost)**


18%
Tenant
82%
Non-Tenant

(1) In November 2025, we contributed certain publicly traded securities to an unconsolidated joint venture, which resulted in a realized loss of $103.3 million on one transaction that was previously reflected as unrealized losses within investment income in our consolidated statement of operations. The unconsolidated joint venture sold these securities and distributed $39.9 million to us in December 2025.
(2) Primarily relates to the increase in fair values of our investments in publicly traded entities during the year ended December 31, 2025.
(3) Primarily relates to the accounting reclassifications of unrealized gains recognized in prior periods into realized gains upon our realization of investments during the year ended December 31, 2024.
(4) Represents 2.5% of gross assets as of December 31, 2025. Refer to "Gross assets" under "Definitions and reconciliations" in Item 7 for additional details.

## Liquidity

### Liquidity

# $5.3B

| (In millions) | |
|---|---|
| Availability under our unsecured senior line of credit, net of amounts outstanding under our commercial paper program | $ 4,647 |
| Cash, cash equivalents, and restricted cash | 554 |
| Investments in publicly traded companies | 95 |
| Liquidity as of December 31, 2025 | $ 5,296 |

### Limited Outstanding Borrowings and Significant Availability on Unsecured Senior Line of Credit

*(in millions)*


$5,000
$5,000
$5,000
No outstanding balance
$353
<$350
SIGNIFICANT AVAILABILITY
MINIMAL OUTSTANDING
12/31/24
12/31/25
12/31/26 Target
Remaining amounts available for borrowing under our unsecured senior line of credit
Outstanding balance under our unsecured senior line of credit and/or commercial paper program

We expect to meet certain long-term liquidity requirements, such as requirements for development, redevelopment, other construction projects, capital improvements, tenant improvements, property acquisitions, equity repurchases, leasing costs, revenue- and non-revenue-enhancing capital expenditures, scheduled debt maturities, distributions to noncontrolling interests, and payment of dividends, through net cash provided by operating activities, periodic asset dispositions, strategic real estate joint ventures, long-term secured and unsecured indebtedness, borrowings under our unsecured senior line of credit, issuances under our commercial paper program, and issuances of additional debt and/or equity securities.

We also expect to continue meeting our short-term liquidity and capital requirements, as further detailed in this section, generally through our working capital and net cash provided by operating activities. We believe that the net cash provided by operating activities will continue to be sufficient to enable us to make the distributions necessary to continue qualifying as a REIT.

For additional information on our liquidity requirements related to our contractual obligations and commitments, refer to Note 5 – "Leases" and Note 10 – "Secured and unsecured senior debt" to our consolidated financial statements in Item 15 in this annual report on Form 10-K.

Over the next several years, our balance sheet, capital structure, and liquidity objectives are as follows:

- Retain net cash flows from operating activities after payment of dividends and distributions to noncontrolling interests for investment in development and redevelopment projects and/or acquisitions;
- Maintain significant balance sheet liquidity;
- Maintain a strong credit profile and relative long-term cost of capital;
- Maintain diverse sources of capital, including sources from net cash provided by operating activities, unsecured debt, secured debt, selective real estate asset sales, strategic real estate joint ventures, non-real estate investment sales, and common stock;
- Maintain commitment to long-term capital to fund growth;
- Maintain prudent laddering of debt maturities;
- Maintain solid credit metrics;
- Prudently manage variable-rate debt exposure;
- Maintain a large unencumbered asset pool to provide financial flexibility;
- Fund common stock dividends and distributions to noncontrolling interests from net cash provided by operating activities;
- Manage a disciplined level of development and redevelopment projects as a percentage of our gross real estate assets; and
- Maintain high levels of pre-leasing and percentage leased in development and redevelopment projects.

The following table presents the availability under our unsecured senior line of credit, net of amounts outstanding under our commercial paper program; cash, cash equivalents, and restricted cash; and investments in publicly traded companies as of December 31, 2025 (in thousands):

| Description | Stated Rate | Aggregate Commitments | Outstanding Balance | Remaining Commitments/ Liquidity |
|---|---|---|---|---|
| Availability under our unsecured senior line of credit, net of amounts outstanding under our commercial paper program | SOFR+0.855% | $ 5,000,000 | $ 353,500 | $ 4,646,500 |
| Cash, cash equivalents, and restricted cash | | | | 553,755 |
| Investments in publicly traded companies | | | | 94,928 |
| Liquidity as of December 31, 2025 | | | | $ 5,295,183 |

Cash, cash equivalents, and restricted cash

As of December 31, 2025 and 2024, we had $553.8 million and $559.8 million, respectively, of cash, cash equivalents, and restricted cash. We expect existing cash, cash equivalents, and restricted cash, net cash provided by operating activities, proceeds from real estate asset sales, sales of partial interests, strategic real estate joint ventures, non-real estate investment sales, borrowings under our unsecured senior line of credit, issuances under our commercial paper program, issuances of unsecured senior notes payable, and issuances of common stock to continue to be sufficient to fund our operating activities and cash commitments for investing and financing activities, such as regular quarterly dividends, distributions to noncontrolling interests, scheduled debt repayments, acquisitions, and certain capital expenditures, including expenditures related to construction activities and any common stock repurchases.

**Cash flows**

We report and analyze our cash flows based on operating activities, investing activities, and financing activities. The following table summarizes changes in our cash flows for the years ended December 31, 2025 and 2024 (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | Change |
| Net cash provided by operating activities | $ 1,414,046 | $ 1,504,524 | $ (90,478) |
| Net cash provided by (used in) investing activities | $ 362,097 | $ (1,510,695) | $ 1,872,792 |
| Net cash used in financing activities | $ (1,783,794) | $ (93,315) | $ (1,690,479) |

Operating activities

Cash flows provided by operating activities are primarily dependent upon the occupancy level of our asset base, the rental rates of our leases, the collectibility of rent and recovery of operating expenses from our tenants, the timing of completion of development and redevelopment projects, and the timing of acquisitions and dispositions of operating properties. Net cash provided by operating activities for the year ended December 31, 2025 decreased by $90.5 million to $1.41 billion, compared to $1.50 billion for the year ended December 31, 2024. This 6.0% decrease primarily reflects a $97.4 million change in operating assets and liabilities, including tenant receivables, deferred leasing costs, other assets, and accounts payable, accrued expenses, and tenant security deposits.

## Investing activities

Cash provided by (used in) investing activities for the years ended December 31, 2025 and 2024 consisted of the following (in thousands):

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2025 | | 2024 | | Change |
| Sources of cash from investing activities: | | | | | | |
| Proceeds from sales of real estate | $ | 2,320,875 | $ | 1,220,206 | $ | 1,100,669 |
| Sales of and distributions from non-real estate investments | | 169,003 | | 173,927 | | (4,924) |
| Change in escrow deposits | | — | | 3,864 | | (3,864) |
| Return of capital from unconsolidated real estate joint ventures | | 566 | | 2,916 | | (2,350) |
| | | 2,490,444 | | 1,400,913 | | 1,089,531 |
| Uses of cash for investing activities: | | | | | | |
| Purchases of real estate | | — | | 248,699 | | (248,699) |
| Additions to real estate | | 1,870,924 | | 2,422,625 | | (551,701) |
| Change in escrow deposits | | 7,364 | | — | | 7,364 |
| Investments in unconsolidated real estate joint ventures | | 11,296 | | 3,927 | | 7,369 |
| Additions to non-real estate investments | | 238,763 | | 236,357 | | 2,406 |
| | | 2,128,347 | | 2,911,608 | | (783,261) |
| | | | | | | |
| Net cash provided by (used in) investing activities | $ | 362,097 | $ | (1,510,695) | $ | 1,872,792 |

The change in net cash provided by (used in) investing activities for the year ended December 31, 2025, compared to the year ended December 31, 2024, was primarily due to an increased source of cash from proceeds from sales of real estate and decreased use of cash for purchases of and additions to real estate. Refer to Note 3 – "Investments in real estate" to our consolidated financial statements in Item 15 in this annual report on Form 10-K for additional information.

## Financing activities

Cash flows used in financing activities for the years ended December 31, 2025 and 2024 consisted of the following (in thousands):

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2025 | | 2024 | | Change |
| Borrowings under secured notes payable | $ | 4,031 | $ | 29,919 | $ | (25,888) |
| Repayments of borrowings under secured notes payable | | (154,212) | | (32) | | (154,180) |
| Proceeds from issuance of unsecured senior notes payable | | 548,532 | | 998,806 | | (450,274) |
| Repayment of unsecured senior note payable | | (600,000) | | — | | (600,000) |
| Proceeds from issuances under commercial paper program | | 25,426,375 | | 13,010,600 | | 12,415,775 |
| Repayments of borrowings under commercial paper program | | (25,072,875) | | (13,110,600) | | (11,962,275) |
| Payments of loan fees | | (5,307) | | (35,871) | | 30,564 |
| Changes related to debt | | 146,544 | | 892,822 | | (746,278) |
| | | | | | | |
| Contributions from and sales of noncontrolling interests | | 165,488 | | 306,473 | | (140,985) |
| Distributions to and purchases of noncontrolling interests | | (951,780) | | (308,636) | | (643,144) |
| Proceeds from issuance of common stock | | — | | 27,103 | | (27,103) |
| Repurchase of common stock | | (208,187) | | (50,107) | | (158,080) |
| Dividends on common stock | | (911,450) | | (898,557) | | (12,893) |
| Taxes paid related to net settlement of equity awards | | (24,409) | | (62,413) | | 38,004 |
| Net cash used in financing activities | $ | (1,783,794) | $ | (93,315) | $ | (1,690,479) |

## Sources of capital

*Net cash provided by operating activities after dividends*

We expect to retain $475 million to $575 million of net cash flows from operating activities after payment of common stock dividends and distributions to noncontrolling interests for the year ending December 31, 2026. For purposes of this calculation, changes in operating assets and liabilities representing timing differences are excluded. For the year ending December 31, 2026, we expect our recently delivered projects, our development and redevelopment projects expected to be delivered, and contributions from Same Properties to contribute to income from rentals, net operating income, and cash flows. We anticipate contractual near-term growth in annual net operating income (cash basis) of $26 million related to the commencement of contractual rents on the projects recently placed into service that are near the end of their initial free rent period. Refer to "Cash flows" in Item 7 in this annual report on Form 10-K for a discussion of cash flows provided by operating activities for the year ended December 31, 2025.

*Debt*

We expect to fund a portion of our capital needs for 2026 and beyond from issuances under our commercial paper program, issuances of unsecured senior notes payable, and/or borrowings under our unsecured senior line of credit, and/or borrowings under secured construction loans.

As of December 31, 2025, our unsecured senior line of credit, which matures in 2030, including extension options under our control, had aggregate commitments of $5.0 billion and bore an interest rate of SOFR plus 0.855%. In addition to the cost of borrowing, the unsecured senior line of credit is subject to an annual facility fee of 0.145% based on the aggregate commitments outstanding. Based upon our ability to achieve certain annual sustainability targets, the interest rate and facility fee rate are also subject to upward or downward adjustments of up to four basis points with respect to the interest rate and up to one basis point with respect to the facility fee rate.
Based on certain sustainability metrics achieved in accordance with the terms of our unsecured senior line of credit agreement, the borrowing rate was reduced by two basis points to SOFR plus 0.855%, from SOFR plus 0.875%, and the facility fee was reduced by 0.5 basis point to 0.145% from 0.15%. As of December 31, 2025, we had no outstanding balance on our unsecured senior line of credit.

Our commercial paper program provides us with the ability to issue up to $2.50 billion of commercial paper notes with a maturity of generally 30 days or less and with a maximum maturity of 397 days from the date of issuance. Our commercial paper program is back-stopped by our unsecured senior line of credit, and at all times we expect to retain a minimum undrawn amount of borrowing capacity under our unsecured senior line of credit equal to any outstanding balance under our commercial paper program. We use borrowings under the program to fund short-term capital needs. The notes issued under our commercial paper program are sold under customary terms in the commercial paper market. They are typically issued at a discount to par, representing a yield to maturity dictated by market conditions at the time of issuance. In the event we are unable to issue commercial paper notes or refinance outstanding commercial paper notes under terms equal to or more favorable than those under the unsecured senior line of credit, we expect to borrow under the unsecured senior line of credit. The commercial paper notes sold during the year ended December 31, 2025 were issued at a weighted-average yield to maturity of 4.48%. As of December 31, 2025, we had $353.2 million of commercial paper notes outstanding.

In February 2025, we issued $550.0 million of unsecured senior notes payable, due 2035, with an interest rate of 5.50%.

In January 2026, we repaid $300.0 million of 4.30% unsecured senior notes payable upon maturity, funded temporarily with borrowings under our commercial paper program. We expect to repay these temporary borrowings with proceeds from future dispositions and sales of partial interests. No gain or loss was incurred in connection with this repayment.

The following table presents our average debt outstanding and weighted-average interest rates during the year ended December 31, 2025 (dollars in thousands):

|  | Year Ended December 31, 2025 | |
|---|---|---|
|  | Average Debt Outstanding | Weighted-Average Interest Rate |
| Long-term fixed-rate debt | $ 12,248,039 | 3.87 % |
| Short-term variable-rate unsecured senior line of credit and commercial paper program debt | 1,281,104 | 4.55 |
| Blended-average interest rate | 13,529,143 | 3.93 |
| Loan fee amortization and annual facility fee related to unsecured senior line of credit | N/A | 0.13 |
| Total/weighted average | $ 13,529,143 | 4.06 % |

_Real estate dispositions and sales of partial interests_

We expect to continue to focus on the disciplined execution of select sales of real estate. Future sales will provide an important source of capital to fund our development and redevelopment projects and potential opportunistic share repurchases, capital for growth, and to reduce debt. We may also consider additional sales of partial interests in core Class A/A+ properties, development projects, and/ or land. For the year ending December 31, 2026, we expect real estate dispositions and sales of partial interests in real estate assets to range from $2.10 billion to $3.70 billion. The amount of asset sales necessary to meet our forecasted sources of capital will vary depending upon the amount of EBITDA associated with the assets sold.

Refer to Note 3 – "Investments in real estate" and Note 4 – "Consolidated and unconsolidated real estate joint ventures" to our consolidated financial statements in Item 15 and to "Dispositions and sales of partial interests" in Item 2 in this annual report on Form 10-K for additional information on our real estate dispositions.

As a REIT, we are generally subject to a 100% tax on the net income from real estate asset sales that the IRS characterizes as "prohibited transactions." We do not expect our sales will be categorized as prohibited transactions. However, unless we meet certain "safe harbor" requirements, whether a real estate asset sale is a "prohibited transaction" will be based on the facts and circumstances of the sale. Our real estate asset sales may not always meet such "safe harbor" requirements. Refer to "Item 1A. Risk factors" in this annual report on Form 10-K for additional information about the "prohibited transaction" tax.

_Common equity transactions_

During the year ended December 31, 2025, we have not issued any common stock under our ATM program. As of December 31, 2025, the remaining aggregate amount available under our ATM program for future sales of common stock was $1.47 billion.

_Other sources_

As a well-known seasoned issuer, we may, from time to time issue securities at our discretion based on our needs and market conditions, including, as necessary, to balance our use of incremental debt capital.

Additionally, we, together with joint venture partners, hold interests in real estate joint ventures that we consolidate in our financial statements. These existing joint ventures provide significant equity capital to fund a portion of our future construction spending, and our joint venture partners may also contribute equity into these entities for financing-related activities. From January 1, 2026 through December 31, 2027 and beyond, we expect to receive capital contributions aggregating $137.0 million from existing consolidated real estate joint venture partners to fund construction. During the year ending December 31, 2026, contributions from noncontrolling interests from existing joint venture partners are expected to aggregate to up to $100.0 million at the midpoint of our guidance range for 2026 construction spending.

<u>Uses of capital</u>

*Summary of capital expenditures*

One of our primary uses of capital relates to the development, redevelopment, pre-construction, and construction of properties. We currently have projects in our development and redevelopment pipeline aggregating 3.5 million RSF of Class A/A+ properties undergoing construction. We incur capitalized construction costs related to development, redevelopment, pre-construction, and other construction activities. We also incur additional capitalized project costs, including interest, property taxes, insurance, and other costs directly related and essential to the development, redevelopment, pre-construction, or construction of a project, during periods when activities necessary to prepare an asset for its intended use are in progress. Refer to "New Class A/A+ development and redevelopment properties: current projects" in Item 2 and "Summary of capital expenditures" in Item 7 in this annual report on Form 10-K for additional information on our capital expenditures.

We capitalize interest cost as a cost of the project only during the period in which activities necessary to prepare an asset for its intended use are ongoing, provided that expenditures for the asset have been made and interest cost has been incurred. Capitalized interest, classified in investments in real estate in our consolidated balance sheets, aggregated $330.4 million for the year ended December 31, 2025, consistent with $331.0 million capitalized during the year ended December 31, 2024. This reflects a consistent weighted-average capitalized cost basis of $8.15 billion for the year ended December 31, 2025, as compared to $8.12 billion for the year ended December 31, 2024.

Property taxes, insurance on real estate, and indirect project costs, such as construction, administration, legal fees, and office costs that clearly relate to projects under development or construction, are capitalized as incurred during the period an asset is undergoing activities to prepare it for its intended use. We capitalized payroll and other indirect costs related to development, redevelopment, pre-construction, and construction projects, aggregating $97.1 million and $100.9 million, and property taxes, insurance on real estate and indirect project costs aggregating $145.4 million and $132.3 million during the years ended December 31, 2025 and 2024, respectively.

Pre-construction activities include entitlements, permitting, design, site work, and other activities preceding commencement of construction of aboveground building improvements. The advancement of pre-construction efforts is focused on reducing the time required to deliver projects to prospective tenants. These critical activities add significant value for future ground-up development and are required for the vertical construction of buildings. Should we cease activities necessary to prepare an asset for its intended use, the interest, taxes, insurance, and certain other direct and indirect project costs related to the asset would be expensed as incurred. Expenditures for repairs and maintenance are expensed as incurred.

Fluctuations in our development, redevelopment, and construction activities could result in significant changes to total expenses and net income. For example, had we experienced a 10% reduction in development, redevelopment, and construction activities without a corresponding decrease in indirect project costs, including interest and payroll, total expenses would have increased by approximately $57.3 million for the year ended December 31, 2025.

We use third-party brokers to assist in our leasing activity, who are paid on a contingent basis upon successful leasing. We are required to capitalize initial direct costs related to successful leasing transactions that result directly from and are essential to the lease transaction and would not have been incurred had that lease transaction not been successfully executed. During the year ended December 31, 2025, we capitalized total initial direct leasing costs of $116.8 million. Costs that we incur to negotiate or arrange a lease regardless of its outcome, such as fixed employee compensation, tax, or legal advice to negotiate lease terms, and other costs, are expensed as incurred.

*Real estate acquisitions and common stock repurchase program*

Our common stock repurchase program, authorized by our Board of Directors in December 2024 allowed for the repurchase of up to $500.0 million of our common stock in the open market, in privately negotiated transactions, or otherwise through its expiration on December 31, 2025.

During January and February 2025, we repurchased 2.2 million shares of common stock under this repurchase program at an average price per share of $96.71, with approximately $241.8 million remaining available for additional share repurchases. No further purchases were made under this program.

On December 8, 2025, we announced that our Board of Directors authorized a new common stock repurchase program that allows for the repurchase of up to $500.0 million of our common stock through December 31, 2026. This new program replaced our prior stock repurchase program. As of the date of this report, no purchases have been made under the new program and $500.0 million remains available for future share repurchases.

We have not made any cash acquisitions in 2025.

*Dividends*

During the years ended December 31, 2025 and 2024, we paid common stock dividends of $911.5 million and $898.6 million, respectively. The increase of $12.9 million in dividends paid on our common stock for the year ended December 31, 2025, compared to the year ended December 31, 2024, was primarily due to an increase in the related dividends to $5.28 per common share paid during the year ended December 31, 2025 from $5.14 per common share paid during the year ended December 31, 2024.

During the three months ended December 31, 2025, we cut our quarterly common stock dividend to $0.72 per share from $1.32 for the three months ended September 30, 2025, representing a 45% reduction. The decision to reduce the declared dividend per common share reflects our commitment to maintaining the strength of our balance sheet, enhancing financial flexibility, and preserving liquidity of approximately $410 million on an annual basis, which will be used to support our 2026 capital plan.

We have historically funded the payment of our common stock dividends using net cash provided by operating activities. We expect to continue funding future quarterly common stock dividends from net cash provided by operating activities, which may be supplemented by proceeds from periodic asset dispositions, issuances of additional debt and/or equity securities, and borrowings under our unsecured senior line of credit and/or our commercial paper program. Future dividends are at the discretion of our Board and subject to various considerations, including net income, cash flows, capital requirements, debt covenants, market conditions, dividend yield, taxable income, payout ratios, and other factors. There can be no assurance that we will maintain our dividends at the current level or increase dividends in the future.

*Unsecured senior notes payable and unsecured senior line of credit*

The requirements of, and our actual performance with respect to, the key financial covenants under our unsecured senior notes payable as of December 31, 2025 were as follows:

| Covenant Ratios[1] | Requirement | December 31, 2025 |
|---|---|---|
| Total Debt to Total Assets | Less than or equal to 60% | 32% |
| Secured Debt to Total Assets | Less than or equal to 40% | —% |
| Consolidated EBITDA[2] to Interest Expense | Greater than or equal to 1.5x | 7.8x |
| Unencumbered Total Asset Value to Unsecured Debt | Greater than or equal to 150% | 302% |

(1)   All covenant ratio titles utilize terms as defined in the respective debt agreements.
(2)   The calculation of consolidated EBITDA is based on the definitions contained in our loan agreements and is not directly comparable to the computation of EBITDA as described in Exchange Act Release No. 47226.

In addition, the terms of the indentures, among other things, limit the ability of the Company, Alexandria Real Estate Equities, L.P., and the Company's subsidiaries to (i) consummate a merger, or consolidate, or sell all or substantially all of the Company's assets and (ii) incur certain secured or unsecured indebtedness.

The requirements of, and our actual performance with respect to, the key financial covenants under our unsecured senior line of credit as of December 31, 2025 were as follows:

| Covenant Ratios[1] | Requirement | December 31, 2025 |
|---|---|---|
| Leverage Ratio | Less than or equal to 60.0% | 33.5% |
| Secured Debt Ratio | Less than or equal to 45.0% | —% |
| Fixed-Charge Coverage Ratio | Greater than or equal to 1.50x | 3.41x |
| Unsecured Interest Coverage Ratio | Greater than or equal to 1.75x | 7.63x |

(1)   All covenant ratio titles utilize terms as defined in the credit agreement.

*Estimated interest payments*

Estimated interest payments on our fixed-rate debt are calculated based upon contractual interest rates, including interest payment dates and scheduled maturity dates. As of December 31, 2025, 97.2% of our debt was fixed-rate debt. For additional information regarding our debt, refer to Note 10 – "Secured and unsecured senior debt" to our consolidated financial statements in Item 15 in this annual report on Form 10-K.

*Ground lease obligations*

Ground lease obligations as of December 31, 2025 included leases for 31 of our properties and accounted for approximately 9% of our total number of properties. Among these 31 properties, 17 properties are subject to ground leases with a weighted-average remaining lease term of 53 years, including extension options that we are reasonably certain to exercise. These leases are with a single lessor in our Greater Stanford submarket with whom we have extended three ground leases over the past 10 years.

Our remaining 14 properties subject to ground leases are located across multiple submarkets and have remaining lease terms ranging from approximately 45 to 81 years. The weighted-average remaining lease term of these ground leases is 73 years, including extension options that we are reasonably certain to exercise.

In many cases, we seek to extend our ground leases well ahead of their scheduled contractual expirations. If we are successful in extending ground leases, we could see significant up-front or increased recurring future payments to the ground lessor and/or increased ground lease expense, which may require us to increase our capital funding needs.

*Operating lease agreements*

As of December 31, 2025, the remaining contractual payments under ground and office lease agreements in which we are the lessee aggregated $753.4 million and $20.0 million, respectively. As of December 31, 2025, our operating lease liability, calculated as the present value of the remaining payments aggregating $773.4 million under our operating lease agreements, including our extension options that we are reasonably certain to exercise, was $360.5 million and was classified in accounts payable, accrued expenses, and other liabilities in our consolidated balance sheet. As of December 31, 2025, the weighted-average remaining lease term of operating leases in which we are the lessee was approximately 61 years, including extension options that we are reasonably certain to exercise, and the weighted-average discount rate was 4.7%. Our corresponding operating lease right-of-use assets, adjusted for initial direct leasing costs and other consideration exchanged with the landlord prior to the commencement of the lease, aggregated $697.9 million. We classify the right-of-use asset in other assets in our consolidated balance sheets. Refer to "Lease accounting" in Note 2 – "Summary of significant accounting policies" to our consolidated financial statements in Item 15 in this annual report on Form 10-K for additional information.

*Commitments*

As of December 31, 2025, remaining aggregate costs under contract for the construction of properties undergoing development, redevelopment, and improvements under the terms of leases approximated $1.03 billion. We expect payments for these obligations to occur over one to three years, subject to capital planning adjustments from time to time. We may have the ability to cease the construction of certain projects, which would result in the reduction of our commitments. In addition, we have letters of credit and performance obligations aggregating $5.3 million.

We are committed to funding approximately $370.3 million related to our non-real estate investments. These funding commitments are primarily associated with our investments in privately held entities that report NAV and expire at various dates over the next 12 years, with a weighted-average expiration of 8.1 years as of December 31, 2025.

Our former joint venture partner in the Greater Boston market has an option, subject to certain conditions, to obtain a $50 million secured loan from us, which, if the option is exercised, will bear interest at 6.5%, with a floor of 9.0% and a term not to exceed five years. As of December 31, 2025, the option has not been exercised and is set to expire in July 2027.

In January 2026, our partner in our consolidated joint venture at 99 Coolidge Avenue in our Cambridge/Inner Suburbs submarket exercised its option to require us to purchase its redeemable noncontrolling interest aggregating $48.7 million plus unpaid distributions approximating $844 thousand as of December 31, 2025. We expect to complete the redemption in the first quarter of 2026.

In connection with the sale of a property in our San Diego market, we entered into a loan agreement with the buyer under which we committed to provide up to $165.7 million of financing through December 30, 2029. As of December 31, 2025, $49.2 million of the commitment remained available to be drawn by the borrower.

*Exposure to environmental liabilities*

In connection with the acquisition of all of our properties, we have obtained Phase I environmental assessments to ascertain the existence of any environmental liabilities or other issues. The Phase I environmental assessments of our properties have not revealed any environmental liabilities that we believe would have a material adverse effect on our financial condition or results of operations taken as a whole, nor are we aware of any material environmental liabilities that have occurred since the Phase I environmental assessments were completed. In addition, we carry a policy of pollution legal liability insurance covering exposure to certain environmental losses at substantially all of our properties.

*Foreign currency translation gains and losses*

The following table presents the change in accumulated other comprehensive loss attributable to Alexandria Real Estate Equities, Inc.'s stockholders during the year ended December 31, 2025 primarily due to the changes in the foreign exchange rates for our real estate investments in Canada (in thousands). We reclassify unrealized foreign currency translation gains and losses into net income as we dispose of these holdings.

|  | Total |
|---|---|
| Balance as of December 31, 2024 | $ (46,252) |
| Other comprehensive income before reclassifications | 15,160 |
| Reclassification adjustment for losses included in net income | 1,697 [1] |
| Net other comprehensive income | 16,857 |
| Balance as of December 31, 2025 | $ (29,395) |

(1)  Relates to the completed sale of our only remaining asset located in Asia during the three months ended December 31, 2025.

*Inflation*

As of December 31, 2025, approximately 92% of our leases (on an annual rental revenue basis) were triple net leases, which require tenants to pay substantially all real estate taxes, insurance, utilities, repairs and maintenance, common area expenses, and other operating expenses (including increases thereto) in addition to base rent. Approximately 97% of our leases (on an annual rental revenue basis) contained effective annual rent escalations approximating 3% that were either fixed or indexed based on a consumer price index or other indices. Accordingly, we do not believe that our cash flows or earnings from real estate operations are subject to significant risks from inflation. A period of inflation, however, could cause an increase in the cost of issuing new unsecured senior notes payable and our variable-rate borrowings, including borrowings under our unsecured senior line of credit and commercial paper program, and secured loans held by our unconsolidated real estate joint ventures.

In addition, refer to "Item 1A. Risk factors" in this annual report on Form 10-K for a discussion of risks that inflation directly or indirectly may pose to our business.

**Issuer and guarantor subsidiary summarized financial information**

Alexandria Real Estate Equities, Inc. (the "Issuer") has sold certain debt securities registered under the Securities Act of 1933, as amended, that are fully and unconditionally guaranteed by Alexandria Real Estate Equities, L.P. (the "LP" or the "Guarantor Subsidiary"), an indirectly 100% owned subsidiary of the Issuer. The Issuer's other subsidiaries, including, but not limited to, the subsidiaries that own substantially all of its real estate (collectively, the "Combined Non-Guarantor Subsidiaries"), will not provide a guarantee of such securities, including the subsidiaries that are partially or 100% owned by the LP. The following summarized financial information presents on a combined basis, balance sheet information as of December 31, 2025 and 2024, and results of operations and comprehensive income for the years ended December 31, 2025 and 2024 for the Issuer and the Guarantor Subsidiary. The information presented below excludes eliminations necessary to arrive at the information on a consolidated basis. In presenting the summarized financial statements, the equity method of accounting has been applied to (i) the Issuer's interests in the Guarantor Subsidiary, (ii) the Guarantor Subsidiary's interests in the Combined Non-Guarantor Subsidiaries, and (iii) the Combined Non-Guarantor Subsidiaries' interests in the Guarantor Subsidiary, where applicable, even though all such subsidiaries meet the requirements to be consolidated under GAAP. All assets and liabilities have been allocated to the Issuer and the Guarantor Subsidiary generally based on legal entity ownership.

The following tables present combined summarized financial information as of December 31, 2025 and 2024 and for the years ended December 31, 2025 and 2024 for the Issuer and Guarantor Subsidiary. Amounts provided do not represent our total consolidated amounts (in thousands):

| | December 31, | | | |
| --- | --- | --- | --- | --- |
| | 2025 | | 2024 | |
| Assets: | | | | |
| Cash, cash equivalents, and restricted cash | $ | 127,100 | $ | 103,993 |
| Other assets | | 173,303 | | 153,913 |
| Total assets | $ | 300,403 | $ | 257,906 |
| | | | | |
| Liabilities: | | | | |
| Unsecured senior notes payable | $ | 12,047,394 | $ | 12,094,465 |
| Unsecured senior line of credit and commercial paper | | 353,161 | | — |
| Other liabilities | | 433,707 | | 542,322 |
| Total liabilities | $ | 12,834,262 | $ | 12,636,787 |

| | Year Ended December 31, | | | |
| --- | --- | --- | --- | --- |
| | 2025 | | 2024 | |
| Total revenues | $ | 48,748 | $ | 59,023 |
| Total expenses | | (350,655) | | (349,437) |
| Net loss | | (301,907) | | (290,414) |
| Net income attributable to unvested restricted stock awards | | (8,417) | | (13,394) |
| Net loss attributable to Alexandria Real Estate Equities, Inc.'s common stockholders | $ | (310,324) | $ | (303,808) |

As of December 31, 2025, 328 of our 340 properties were held indirectly by the REIT's wholly owned consolidated subsidiary, Alexandria Real Estate Equities, L.P.

**Critical accounting estimates**

Our consolidated financial statements have been prepared in accordance with GAAP. The preparation of these financial statements in conformity with GAAP requires us to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. We base these estimates, judgments, and assumptions on historical experience, current trends, and various other factors that we believe to be reasonable under the circumstances.

We continually evaluate the estimates, judgments, and assumptions we use to prepare our consolidated financial statements. Changes in estimates, judgments, or assumptions could affect our financial position and our results of operations, which are used by our stockholders, potential investors, industry analysts, and lenders in their evaluation of our performance.

Our critical accounting estimates are defined as accounting estimates or assumptions made in accordance with GAAP, which involve a significant level of estimation uncertainty or subjectivity and have had or are reasonably likely to have a material impact on our financial condition or results of operations. Our significant accounting policies, which utilize these critical accounting estimates, are described in Note 2 – "Summary of significant accounting policies" to our consolidated financial statements in Item 15 in this annual report on Form 10-K. Our critical accounting estimates are described below.

Recognition of real estate acquired

Generally, our acquisitions of real estate or in-substance real estate are accounted for as asset acquisitions and not business combinations because substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets (i.e., land, buildings, and related intangible assets). The accounting model for asset acquisitions requires that the acquisition consideration (including acquisition costs) be allocated to the individual assets acquired and liabilities assumed on a relative fair value basis. Any excess (deficit) of the consideration transferred relative to the sum of the fair value of the assets acquired and liabilities assumed is allocated to the individual assets and liabilities based on their relative fair values.

We assess the relative fair values of tangible and intangible assets and liabilities based on:

(i)     Available comparable market information;
(ii)    Estimated replacement costs; or
(iii)   Discounted cash flow analysis/estimated net operating income and capitalization rates.

In certain instances, we may use multiple valuation techniques and estimate fair values based on an average of multiple valuation results. We exercise judgment to determine key assumptions used in each valuation technique. For example, to estimate future cash flows in the discounted cash flow analysis, we are required to use judgment and make a number of assumptions, including those related to projected growth in rental rates and operating expenses, and anticipated trends and market/economic conditions. The use of different assumptions in the discounted cash flow analysis can affect the amount of consideration allocated to the acquired depreciable/amortizable asset, which in turn can impact our net income due to the recognition of the related depreciation/amortization expense in our consolidated statements of operations.

Impairment of long-lived assets

*Impairment of real estate assets classified as held for sale*

A property is classified as held for sale when all of the accounting criteria for a plan of sale have been met. These criteria are described in "Investments in real estate" in Note 2 – "Summary of significant accounting policies" to our consolidated financial statements in Item 15 in this annual report on Form 10-K. Upon classification as held for sale, we recognize an impairment charge, if necessary, to lower the carrying amount of the real estate asset to its estimated fair value less cost to sell. The determination of fair value can involve significant judgments and assumptions. We develop key assumptions based on the following available factors: (i) contractual sales price, (ii) preliminary non-binding letters of intent, or (iii) other available comparable market information. If this information is not available, we use estimated replacement costs or estimated cash flow projections that utilize estimated discount and capitalization rates. These estimates are subject to uncertainty and therefore require significant judgment by us. We review all assets held for sale each reporting period to determine whether the existing carrying amounts are fully recoverable in comparison to their estimated fair values less costs to sell. Subsequently, as a result of our quarterly assessment, we may recognize an incremental impairment charge for any decrease in the asset's fair value less cost to sell. Conversely, we may recognize a gain for a subsequent increase in fair value less cost to sell, limited to the cumulative net loss previously recognized.

*Impairment of other long-lived assets*

For each reporting period, we review current activities and changes in the business conditions of all of our long-lived assets, including our rental properties, CIP, land held for development, right-of-use assets related to operating leases in which we are the lessee, and intangibles, to determine the existence of any triggering events or impairment indicators requiring an impairment analysis. If triggering events or impairment indicators are identified, we review an estimate of the future undiscounted cash flows, including, if necessary, a probability-weighted approach if multiple outcomes are under consideration.

Long-lived assets to be held and used are individually evaluated for impairment when conditions exist that may indicate that the carrying amount of a long-lived asset may not be recoverable. The carrying amount of a long-lived asset to be held and used is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Triggering events or impairment indicators for long-lived assets to be held and used, including our rental properties, CIP, land held for development, and intangibles, are assessed by project and include significant fluctuations in estimated net operating income, occupancy changes, significant near-term lease expirations, current and historical operating and/or cash flow losses, construction costs, estimated completion dates, rental rates, and other market factors. We assess the expected undiscounted cash flows based upon numerous factors, including, but not limited to, projected rental rates, exit capitalization rates, and construction costs for projects under development, which are based on available market information, current and historical operating results, known trends, current market/economic conditions that may affect the property, and our assumptions about the use of the asset, including, if necessary, a probability-weighted approach if multiple outcomes are under consideration.

Upon determination that an impairment has occurred, a write-down is recognized to reduce the carrying amount to its estimated fair value. If an impairment loss is not required to be recognized, the recognition of depreciation or amortization is adjusted prospectively, as necessary, to reduce the carrying amount of the real estate to its estimated disposition value over the remaining period that the asset is expected to be held and used. We may also adjust depreciation of properties that are expected to be disposed of or redeveloped prior to the end of their useful lives.

The evaluation for impairment and calculation of the carrying amount of a long-lived asset to be held and used involves consideration of factors and calculations that are different than the estimate of fair value of assets classified as held for sale. Because of these two different models, it is possible for a long-lived asset previously classified as held and used to require the recognition of an impairment charge upon classification as held for sale.

Impairment of non-real estate investments

We hold strategic investments in publicly traded companies and privately held entities primarily involved in the life science industry. As a REIT, we generally limit our ownership percentage in the voting stock of each individual entity to less than 10%.

Our investments in privately held entities that do not report NAV per share require our evaluation for impairment when changes in these entities' conditions may indicate that an impairment exists. We closely monitor these investments throughout the year for new developments, including operating results, prospects and results of clinical trials, new product initiatives, new collaborative agreements, capital-raising events, and merger and acquisition activities. We evaluate these investees on the basis of a qualitative assessment for indicators of impairment by monitoring the presence of the following triggering events or impairment indicators: (i) a significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee; (ii) a significant adverse change in the regulatory, economic, or technological environment of the investee, (iii) a significant adverse change in the general market condition, including the research and development of technology and products that the investee is bringing or attempting to bring to the market, (iv) significant concerns about the investee's ability to continue as a going concern, and/or (v) a decision by investors to cease providing support to reduce their financial commitment to the investee. If such indicators are present, we are required to estimate the investment's fair value and immediately recognize an impairment loss in an amount equal to the investment's carrying value in excess of its estimated fair value. As of each December 31, 2025, 2024, and 2023, the carrying amounts of our investments in privately held entities that do not report NAV per share accounted for 2%, 2%, and 1% of our total assets and aggregated $536.6 million, $575.2 million, and $542.9 million, respectively. During the years ended December 31, 2025, 2024, and 2023, we recognized impairment charges aggregating 18%, 10%, and 14%, respectively, of the carrying amounts of our investments in privately held entities that do not report NAV.

Monitoring of tenant credit quality

       We monitor, on an ongoing basis, the credit quality and any related material changes of our tenants by (i) monitoring the credit rating of tenants that are rated by a nationally recognized credit rating agency, (ii) reviewing financial statements of the tenants that are publicly available or that are required to be delivered to us pursuant to the applicable lease, (iii) monitoring news reports regarding our tenants and their respective businesses and industries in which they conduct business, and (iv) monitoring the timeliness of lease payments. We have a team of employees who, among them, have an extensive educational background or experience in biology, chemistry, industrial biotechnology, agtech, and the life science industry, as well as knowledge in finance. This team is responsible for timely assessment, monitoring, and communication of our tenants' credit quality and any material changes therein. During the years ended December 31, 2025, 2024, and 2023, specific write-offs and increases to our general allowance balances related to deferred rent balances of tenants recognized in our consolidated statements of operations have not exceeded 0.8% of our income from rentals for each respective year. For additional information, refer to "Monitoring of tenant credit quality" in Note 2 – "Summary of significant accounting policies" to our consolidated financial statements in Item 15 in this annual report on Form 10-K.

**Definitions and reconciliations**

This section contains additional information on certain non-GAAP financial measures including reconciliations to the most directly comparable financial measure calculated and presented in accordance with GAAP and the reasons why we use these supplemental measures of performance and believe they provide useful information to investors, as well as the definitions of other terms used in this annual report on Form 10-K.

<u>Funds from operations and funds from operations, as adjusted, attributable to Alexandria Real Estate Equities, Inc.'s common stockholders</u>

GAAP-basis accounting for real estate assets utilizes historical cost accounting and assumes that real estate values diminish over time. In an effort to overcome the difference between real estate values and historical cost accounting for real estate assets, the Nareit Board of Governors established funds from operations as an improved measurement tool. Since its introduction, funds from operations has become a widely used non-GAAP financial measure among equity REITs. We believe that funds from operations is helpful to investors as an additional measure of the performance of an equity REIT. Moreover, we believe that funds from operations, as adjusted, allows investors to compare our performance to the performance of other real estate companies on a consistent basis, without having to account for differences recognized because of real estate acquisition and disposition decisions, financing decisions, capital structure, capital market transactions, variances resulting from the volatility of market conditions outside of our control, or other corporate activities that may not be representative of the operating performance of our properties.

The 2018 White Paper published by the Nareit Board of Governors (the "Nareit White Paper") defines funds from operations as net income (computed in accordance with GAAP), excluding gains or losses on sales of real estate, and impairments of real estate, plus depreciation and amortization of operating real estate assets, and after adjustments for our share of consolidated and unconsolidated partnerships and real estate joint ventures. Impairments represent the write-down of assets when fair value over the recoverability period is less than the carrying value due to changes in general market conditions and do not necessarily reflect the operating performance of the properties during the corresponding period.

We compute funds from operations, as adjusted, as funds from operations calculated in accordance with the Nareit White Paper, excluding significant gains, losses, and impairments realized on non-real estate investments, unrealized gains or losses on non-real estate investments, impairments of real estate primarily consisting of right-of-use assets and pre-acquisition costs related to projects that we decided to no longer pursue, gains or losses on early extinguishment of debt, changes in the provision for expected credit losses on financial instruments, significant termination fees, acceleration of stock compensation expense due to the resignations of executive officers, deal costs, the income tax effect related to such items, and the amount of such items that is allocable to our unvested restricted stock awards. We compute the amount that is allocable to our unvested restricted stock awards with nonforfeitable dividends using the two-class method. Under the two-class method, we allocate net income (after amounts attributable to noncontrolling interests) to common stockholders and to unvested restricted stock awards with nonforfeitable dividends by applying the respective weighted-average shares outstanding during each quarter-to-date and year-to-date period. This may result in a difference of the summation of the quarter-to-date and year-to-date amounts. Neither funds from operations nor funds from operations, as adjusted, should be considered as alternatives to net income (determined in accordance with GAAP) as indications of financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as measures of liquidity, nor are they indicative of the availability of funds for our cash needs, including our ability to make distributions.

We are not able to forecast the net income of future periods without unreasonable effort and therefore do not provide a reconciliation for funds from operations on a forward-looking basis. This is due to the inherent difficulty of forecasting the timing and/or amount of items that depend on market conditions outside of our control, including the timing of dispositions, capital events, and financing decisions, as well as components such as gain on sales of real estate, unrealized gains or losses on non-real estate investments, impairments of real estate, impairments of non-real estate investments, and changes in provision for expected credit losses on financial instruments. Our attempt to predict these amounts may produce significant but inaccurate estimates, which would potentially be misleading for our investors.

The following table reconciles net income (loss) to funds from operations for the share of consolidated real estate joint ventures attributable to noncontrolling interests and our share of unconsolidated real estate joint ventures (in thousands):

| | Year Ended December 31, 2025 | |
| --- | --- | --- |
| | Noncontrolling Interest Share of Consolidated Real Estate Joint Ventures | Our Share of Unconsolidated Real Estate Joint Ventures |
| Net income (loss) | $ 212,844 | $ (9,631) |
| Depreciation and amortization of real estate assets | 154,727 | 3,703 |
| Gain on sale of real estate | (312,807) | (483) |
| Impairment of real estate | $ 265,266 | $ 8,673 |
| Funds from operations | $ 320,030 | $ 2,262 |

The following tables present a reconciliation of net income (loss) attributable to Alexandria Real Estate Equities, Inc.'s common stockholders, the most directly comparable financial measure presented in accordance with GAAP, including our share of amounts from consolidated and unconsolidated real estate joint ventures, to funds from operations attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – diluted, and funds from operations attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – diluted, as adjusted, and the related per share amounts for the years ended December 31, 2025, 2024, and 2023 (in thousands, except per share amounts). Per share amounts may not add due to rounding.

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Net (loss) income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – basic and diluted | $ (1,437,987) | $ 309,555 | $ 92,444 |
| Depreciation and amortization of real estate assets | 1,341,157 | 1,191,524 | 1,080,529 |
| Noncontrolling share of depreciation and amortization from consolidated real estate JVs | (154,727) | (129,711) | (115,349) |
| Our share of depreciation and amortization from unconsolidated real estate JVs | 3,703 | 4,238 | 3,589 |
| Gain on sales of real estate | (330,121) [1] | (127,615) | (277,037) |
| Impairment of real estate – rental properties and land | 1,894,263 [2] | 192,455 | 450,428 |
| Allocation to unvested restricted stock awards | (5,681) | (8,696) | (5,175) |
| Funds from operations attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – diluted[3] | 1,310,607 | 1,431,750 | 1,229,429 |
| Unrealized (gains) losses on non-real estate investments | (26,980) | 112,246 | 201,475 |
| Significant realized losses on non-real estate investments | 103,329 [4] | — | — |
| Impairment of non-real estate investments | 95,716 [5] | 58,090 | 74,550 |
| Impairment of real estate | 51,962 [2] | 30,613 | 10,686 |
| Loss on early extinguishment of debt | 107 | — | — |
| Acceleration of stock compensation expense due to executive officer resignation | 2,455 [6] | — | 20,295 |
| Decrease in provision for expected credit losses on financial instruments | (56) | (434) | — |
| Allocation to unvested restricted stock awards | (2,476) | (3,188) | (4,121) |
| Funds from operations attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – diluted, as adjusted | $ 1,534,664 | $ 1,629,077 | $ 1,532,314 |

(1)   Excludes our partner's share of gain on sale of real estate aggregating $312.8 million at our consolidated real estate joint venture at 409 and 499 Illinois Street. Refer to Note 4 – "Consolidated and unconsolidated real estate joint ventures" to our consolidated financial statements in Item 15 for additional details.
(2)   Refer to the table below for a summary of impairments of real estate during the year ended December 31, 2025. Refer to Note 3 – "Investments in real estate" to our consolidated financial statements in Item 15 for additional information.

| (in thousands) | Year Ended December 31, 2025 |
| --- | --- |
| Impairment of real estate | $ 2,202,818 |
| Add: Our share from unconsolidated joint venture | 8,673 |
| Less: Noncontrolling interest's share from consolidated joint ventures | (265,266) |
| Less: Write-off primarily related to ground leases | (51,962) |
| Impairment of real estate – rental properties and land | 1,894,263 |

(3)   Calculated in accordance with standards established by the Nareit Board of Governors.
(4)   In November 2025, we contributed certain publicly traded securities to an unconsolidated joint venture, which resulted in a realized loss of $103.3 million on one transaction that was previously reflected as unrealized losses within investment income in our consolidated statement of operations. The unconsolidated joint venture sold these securities and distributed $39.9 million to us in December 2025.
(5)   Primarily related to four non-real estate investments in privately held entities that do not report NAV.
(6)   Related to the resignation of an executive officer, Daniel J. Ryan, from his position as Co-President and Regional Marketing Director – San Diego.

| (Per share) | Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| Net income (loss) per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – diluted | $ (8.44) | $ 1.80 | $ 0.54 |
| Depreciation and amortization of real estate assets | 6.99 | 6.20 | 5.67 |
| Gain on sales of real estate | (1.94) | (0.74) | (1.62) |
| Impairment of real estate – rental properties and land | 11.12 | 1.12 | 2.64 |
| Allocation to unvested restricted stock awards | (0.04) | (0.06) | (0.04) |
| Funds from operations per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – diluted | 7.69 | 8.32 | 7.19 |
| Unrealized (gains) losses on non-real estate investments | (0.16) | 0.65 | 1.18 |
| Significant realized losses on non-real estate investments | 0.62 | — | — |
| Impairment of non-real estate investments | 0.56 | 0.34 | 0.44 |
| Impairment of real estate | 0.30 | 0.18 | 0.06 |
| Acceleration of stock compensation expense due to executive officer resignation | 0.01 | — | 0.12 |
| Allocation to unvested restricted stock awards | (0.01) | (0.02) | (0.02) |
| Funds from operations per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – diluted, as adjusted | $ 9.01 | $ 9.47 | $ 8.97 |
| | | | |
| Weighted-average shares of common stock outstanding – diluted[1] | | | |
| Earnings per share – diluted | 170,307 | 172,071 | 170,909 |
| Funds from operations – diluted, per share | 170,390 | 172,071 | 170,909 |
| Funds from operations – diluted, as adjusted, per share | 170,390 | 172,071 | 170,909 |

(1)     Refer to "Weighted-average shares of common stock outstanding – diluted" in this section for additional information.

Adjusted EBITDA and Adjusted EBITDA margin

We use Adjusted EBITDA as a supplemental performance measure of our operations, for financial and operational decision-making, and as a supplemental means of evaluating period-to-period comparisons on a consistent basis. Adjusted EBITDA is calculated as earnings before interest, taxes, depreciation, and amortization ("EBITDA"), excluding stock compensation expense, gains or losses on early extinguishment of debt, gains or losses on sales of real estate, impairments of real estate, changes in provision for expected credit losses on financial instruments, and significant termination fees. Adjusted EBITDA also excludes unrealized gains or losses and significant realized gains or losses and impairments that result from our non-real estate investments. These non-real estate investment amounts are classified in our consolidated statements of operations outside of total revenues.

We believe Adjusted EBITDA provides investors with relevant and useful information as it allows investors to evaluate the operating performance of our business activities without having to account for differences recognized because of investing and financing decisions related to our real estate and non-real estate investments, our capital structure, capital market transactions, and variances resulting from the volatility of market conditions outside of our control. For example, we exclude gains or losses on the early extinguishment of debt to allow investors to measure our performance independent of our indebtedness and capital structure. We believe that adjusting for the effects of impairments and gains or losses on sales of real estate, significant impairments and realized gains or losses on non-real estate investments, changes in provision for expected credit losses on financial instruments, and significant termination fees allows investors to evaluate performance from period to period on a consistent basis without having to account for differences recognized because of investing and financing decisions related to our real estate and non-real estate investments or other corporate activities that may not be representative of the operating performance of our properties.

In addition, we believe that excluding charges related to stock compensation and unrealized gains or losses facilitates for investors a comparison of our business activities across periods without the volatility resulting from market forces outside of our control. Adjusted EBITDA has limitations as a measure of our performance. Adjusted EBITDA does not reflect our historical expenditures or future requirements for capital expenditures or contractual commitments. While Adjusted EBITDA is a relevant measure of performance, it does not represent net income (loss) or cash flows from operations calculated and presented in accordance with GAAP, and it should not be considered as an alternative to those indicators in evaluating performance or liquidity.

In order to calculate the Adjusted EBITDA margin, we divide Adjusted EBITDA by total revenues as presented in our consolidated statements of operations. We believe that this supplemental performance measure provides investors with additional useful information regarding the profitability of our operating activities.

We are not able to forecast the net income of future periods without unreasonable effort and therefore do not provide a reconciliation for Adjusted EBITDA on a forward-looking basis. This is due to the inherent difficulty of forecasting the timing and/or amount of items that depend on market conditions outside of our control, including the timing of dispositions, capital events, and financing decisions, as well as quarterly components such as gain on sales of real estate, unrealized gains or losses on non-real estate investments, impairments of real estate, impairments of non-real estate investments, and changes in provision for expected credit losses on financial instruments. Our attempt to predict these amounts may produce significant but inaccurate estimates, which would potentially be misleading for our investors.

The following table reconciles net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA and calculates the Adjusted EBITDA margin for the three months and years ended December 31, 2025 and 2024 (dollars in thousands):

| | Three Months Ended December 31, | | Year Ended December 31, | |
| --- | --- | --- | --- | --- |
| | 2025 | 2024 | 2025 | 2024 |
| Net (loss) income | $ (995,354) | $ (16,095) | $ (1,216,726) | $ 510,733 |
| Interest expense | 65,674 | 55,659 | 226,698 | 185,838 |
| Income taxes | 1,851 | 1,855 | 7,753 | 6,678 |
| Depreciation and amortization | 322,063 | 330,108 | 1,350,478 | 1,202,380 |
| Stock compensation expense | 8,232 | 12,477 | 41,119 | 59,634 |
| Loss on early extinguishment of debt | — | — | 107 | — |
| Gain on sales of real estate | (619,914) | (101,806) | (642,445) | (129,312) |
| Unrealized (gains) losses on non-real estate investments | (98,548) | 79,776 | (26,980) | 112,246 |
| Significant realized losses on non-real estate investments | 103,329 | — | 103,329 | — |
| Impairment of real estate | 1,717,188 | 186,564 | 2,202,818 | 223,068 |
| Impairment of non-real estate investments | 20,181 | 20,266 | 95,716 | 58,090 |
| Decrease in provision for expected credit losses on financial instruments | (341) | (434) | (56) | (434) |
| Adjusted EBITDA | $ 524,361 | $ 568,370 | $ 2,141,811 | $ 2,228,921 |
| | | | | |
| Total revenues | $ 754,414 | $ 788,945 | $ 3,026,556 | $ 3,116,394 |
| | | | | |
| Adjusted EBITDA margin | 70% | 72% | 71% | 72% |

Annual rental revenue

Annual rental revenue represents the annualized fixed base rental obligations, calculated in accordance with GAAP. It includes the amortization of deferred revenue related to tenant-funded and tenant-built landlord improvements for leases in effect as of the end of the period, related to our operating RSF. Annual rental revenue is presented using 100% of the annual rental revenue from our consolidated properties and our share of annual rental revenue for our unconsolidated real estate joint ventures. Annual rental revenue per RSF is computed by dividing annual rental revenue by the sum of 100% of the RSF of our consolidated properties and our share of the RSF of properties held in unconsolidated real estate joint ventures. As of December 31, 2025, approximately 92% of our leases (on an annual rental revenue basis) were triple net leases, which require tenants to pay substantially all real estate taxes, insurance, utilities, repairs and maintenance, common area expenses, and other operating expenses (including increases thereto) in addition to base rent. Annual rental revenue excludes these operating expenses recovered from our tenants. Amounts recovered from our tenants related to these operating expenses, along with base rent, are classified in income from rentals in our consolidated statements of operations.

Capitalization rates

Capitalization rates are calculated based on net operating income and net operating income (cash basis) annualized, excluding lease termination fees, on stabilized operating assets for the quarter preceding the date on which the property is sold, or near-term prospective net operating income.

Capitalized interest

We capitalize interest cost as a cost of a project during periods for which activities necessary to develop, redevelop, or reposition a project for its intended use are ongoing, provided that expenditures for the asset have been made and interest cost has been incurred. Activities necessary to develop, redevelop, or reposition a project include pre-construction activities such as entitlements, permitting, design, site work, and other activities preceding commencement of construction of aboveground building improvements. The advancement of pre-construction efforts is focused on reducing the time required to deliver projects to prospective tenants. These critical activities add significant value for future ground-up development and are required for the vertical construction of buildings. If we cease activities necessary to prepare a project for its intended use, interest costs related to such project are expensed as incurred.

Cash interest

Cash interest is equal to interest expense calculated in accordance with GAAP plus capitalized interest, less amortization of loan fees and debt premiums (discounts). Refer to "Fixed-charge coverage ratio" in this section for a reconciliation of interest expense, the most directly comparable financial measure calculated and presented in accordance with GAAP, to cash interest.

Class A/A+ properties and AAA locations

Class A/A+ properties are properties clustered in AAA locations that provide innovative tenants with highly dynamic and collaborative environments that enhance their ability to successfully recruit and retain world-class talent and inspire productivity, efficiency, creativity, and success. These properties are typically well-located, professionally managed, and well-maintained, offering a wide range of amenities and featuring premium construction materials and finishes. Class A/A+ properties are generally newer or have undergone substantial redevelopment and are generally expected to command higher annual rental rates compared to other classes of similar properties. AAA locations are in close proximity to concentrations of specialized skills, knowledge, institutions, and related businesses. It is important to note that our definition of property classification may not be directly comparable to other equity REITs.

Credit rating

Represents the credit ratings assigned by S&P Global Ratings or Moody's Ratings as of December 31, 2025. A credit rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

Development, redevelopment, and pre-construction

A key component of our business model is our disciplined allocation of capital to the development and redevelopment of new Class A/A+ properties, as well as property enhancements identified during the underwriting of certain acquired properties. These efforts are primarily concentrated in collaborative Megacampus™ ecosystems within AAA life science innovation clusters, as well as other strategic locations that support innovation and growth. These projects are generally focused on providing high-quality, generic, and reusable spaces that meet the real estate requirements of a wide range of tenants. Upon completion, each development or redevelopment project is expected to generate increases in rental income, net operating income, and cash flows. Our development and redevelopment projects are generally in locations that are highly desirable to high-quality entities, which we believe results in higher occupancy levels, longer lease terms, higher rental income, higher returns, and greater long-term asset value.

Development projects generally consist of the ground-up development of generic and reusable laboratory facilities. Redevelopment projects consist of the permanent change in use of acquired office, warehouse, or shell space into laboratory space. We generally will not commence new development projects for aboveground construction of new Class A/A+ laboratory space without first securing significant pre-leasing for such space, except when there is solid market demand for high-quality Class A/A+ properties.

Pre-construction activities include entitlements, permitting, design, site work, and other activities preceding commencement of construction of aboveground building improvements. The advancement of pre-construction efforts is focused on reducing the time required to deliver projects to prospective tenants. These critical activities add significant value for future ground-up development and are required for the vertical construction of buildings. Ultimately, these projects will provide high-quality facilities and are expected to generate significant revenue and cash flows.

Development, redevelopment, and pre-construction spending also includes the following costs: (i) amounts to bring certain acquired properties up to market standard and/or other costs identified during the acquisition process (generally within two years of acquisition) and (ii) permanent conversion of space for highly flexible, move-in-ready laboratory space to foster the growth of promising early- and growth-stage life science companies.

Revenue-enhancing and repositioning capital expenditures represent spending to reposition or significantly change the use of a property, including through improvement in the asset quality from Class B to Class A/A+.

Non-revenue-enhancing capital expenditures represent costs required to maintain the current revenues of a stabilized property, including the associated costs for renewed and re-leased space.

Dividend payout ratio (common stock)

Dividend payout ratio (common stock) is the ratio of the absolute dollar amount of dividends on our common stock (shares of common stock outstanding on the respective record dates multiplied by the related dividend per share) to funds from operations attributable to Alexandria's common stockholders – diluted, as adjusted.

Dividend yield

Dividend yield for the quarter represents the annualized quarter dividend divided by the closing common stock price at the end of the quarter.

Fixed-charge coverage ratio

Fixed-charge coverage ratio is a non-GAAP financial measure representing the ratio of Adjusted EBITDA to cash interest and fixed charges. We believe that this ratio is useful to investors as a supplemental measure of our ability to satisfy fixed financing obligations and preferred stock dividends. Cash interest is equal to interest expense calculated in accordance with GAAP plus capitalized interest, less amortization of loan fees and debt premiums (discounts).

The following table reconciles interest expense, the most directly comparable financial measure calculated and presented in accordance with GAAP, to cash interest and computes fixed-charge coverage ratio for the three months and years ended December 31, 2025 and 2024 (dollars in thousands):

|  | Three Months Ended December 31, | | Year Ended December 31, | |
|  | 2025 | 2024 | 2025 | 2024 |
|---|---|---|---|---|
| Adjusted EBITDA | $ 524,361 | $ 568,370 | $ 2,141,811 | $ 2,228,921 |
|  |  |  |  |  |
| Interest expense | $ 65,674 | $ 55,659 | $ 226,698 | $ 185,838 |
| Capitalized interest | 81,845 | 81,586 | 330,424 | 330,961 |
| Amortization of loan fees | (4,481) | (4,620) | (18,292) | (17,130) |
| Amortization of debt discounts | (327) | (333) | (1,336) | (1,309) |
| Cash interest and fixed charges | $ 142,711 | $ 132,292 | $ 537,494 | $ 498,360 |
|  |  |  |  |  |
| Fixed-charge coverage ratio: |  |  |  |  |
| – quarter annualized | 3.7x | 4.3x | N/A | N/A |
| – trailing 12 months | N/A | N/A | 4.0x | 4.5x |

We are not able to forecast the net income of future periods without unreasonable effort and therefore do not provide a reconciliation for fixed-charge coverage ratio on a forward-looking basis. This is due to the inherent difficulty of forecasting the timing and/or amount of items that depend on market conditions outside of our control, including the timing of dispositions, capital events, and financing decisions, as well as quarterly components such as gain on sales of real estate, unrealized gains or losses on non-real estate investments, impairments of real estate, impairments of non-real estate investments, and changes in provision for expected credit losses on financial instruments. Our attempt to predict these amounts may produce significant but inaccurate estimates, which would potentially be misleading for our investors.

## Gross assets

Gross assets are calculated as total assets plus accumulated depreciation as of December 31, 2025 and 2024 (in thousands):

| | December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| Total assets | $ 34,081,835 | $ 37,527,449 |
| Accumulated depreciation | 6,127,525 | 5,625,179 |
| Gross assets | $ 40,209,360 | $ 43,152,628 |

## Incremental annual net operating income on development and redevelopment projects

Incremental annual net operating income represents the amount of net operating income, on an annual basis, expected to be realized upon a project being placed into service and achieving full occupancy. Incremental annual net operating income is calculated as the initial stabilized yield multiplied by the project's total cost at completion.

## Initial stabilized yield (unlevered)

Initial stabilized yield is calculated as the estimated amounts of net operating income at stabilization divided by our investment in the property. For this calculation, we exclude any tenant-funded and tenant-built landlord improvements from our investment in the property. Our initial stabilized yield excludes the benefit of leverage. Our cash rents related to our development and redevelopment projects are generally expected to increase over time due to contractual annual rent escalations. Our estimates for initial stabilized yields, initial stabilized yields (cash basis), and total costs at completion represent our initial estimates at the commencement of the project. We expect to update this information upon completion of the project, or sooner if there are significant changes to the expected project yields or costs.
- Initial stabilized yield reflects rental income, including contractual rent escalations and any rent concessions over the term(s) of the lease(s), calculated on a straight-line basis, and any amortization of deferred revenue related to tenant-funded and tenant-built landlord improvements.
- Initial stabilized yield (cash basis) reflects cash rents at the stabilization date after initial rental concessions, if any, have elapsed and our total cash investment in the property.

## Investment-grade or publicly traded large cap tenants

Investment-grade or publicly traded large cap tenants represent tenants that are investment-grade rated or publicly traded companies with an average daily market capitalization greater than $10 billion for the twelve months ended December 31, 2025, as reported by Bloomberg Professional Services. Credit ratings from Moody's Ratings and S&P Global Ratings reflect credit ratings of the tenant's parent entity, and there can be no assurance that a tenant's parent entity will satisfy the tenant's lease obligation upon such tenant's default. We monitor the credit quality and related material changes of our tenants. Material changes that cause a tenant's market capitalization to decrease below $10 billion, which are not immediately reflected in the twelve-month average, may result in their exclusion from this measure.

## Investments in real estate

The following table presents our new Class A/A+ development and redevelopment pipeline, excluding properties held for sale, as a percentage of gross assets and as a percentage of annual rental revenue as of December 31, 2025 (dollars in thousands):

| | | Percentage of | |
| --- | --- | --- | --- |
| | Book Value | Gross Assets | Annual Rental Revenue |
| Projects under active construction | $ 3,181,012 | 8% | —% |
| Future development projects[1] and land parcels primarily located in Megacampuses | 3,607,452 | 9 | 1 |
| Total Class A/A+ development and redevelopment pipeline, excluding properties held for sale | 6,788,464 | 17 | 1 |
| Properties held for sale – land parcels | 261,208 | 1 | — |
| Total Class A/A+ development and redevelopment pipeline | $ 7,049,672 | 18% | 1% |

(1) Includes projects with existing buildings that are generating or can generate operating cash flows. Also includes development rights associated with existing operating campuses.

The square footage presented in the table below is classified as operating as of December 31, 2025. These lease expirations or vacant space at recently acquired properties represent future opportunities for which we have the intent, subject to market conditions and leasing, to commence first-time conversion from non-laboratory space to laboratory space, or to commence future ground-up development:

| Property/Submarket | Dev/Redev | RSF of Lease Expirations Targeted for Development and Redevelopment | | | |
| | | 2026 | 2027 | Thereafter[1] | Total |
|---|---|---|---|---|---|
| Under construction project: | | | | | |
| Campus Point by Alexandria/University Town Center | Dev | 52,620 | — | — | 52,620 |
| Future projects: | | | | | |
| 446, 458, and 500 Arsenal Street/Cambridge/Inner Suburbs | Dev | — | — | 116,623 | 116,623 |
| 3000 Minuteman Road/Greater Boston | Redev | — | — | 167,549 | 167,549 |
| 1122 and 1150 El Camino Real/South San Francisco | Dev | — | — | 375,232 | 375,232 |
| 2100 and 2200 Geng Road/Greater Stanford | Dev | — | — | 62,526 | 62,526 |
| 960 Industrial Road/Greater Stanford | Dev | — | — | 112,590 | 112,590 |
| Campus Point by Alexandria/University Town Center | Dev | — | — | 96,805 | 96,805 |
| Sequence District by Alexandria/Sorrento Mesa | Dev/Redev | — | — | 555,754 | 555,754 |
| 410 West Harrison Street/Elliott Bay | Dev | — | — | 17,205 | 17,205 |
| Other/Seattle | Dev | — | — | 63,057 | 63,057 |
| Canada | Redev | — | — | 247,743 | 247,743 |
| | | — | — | 1,815,084 | 1,815,084 |
| Total | | 52,620 | — | 1,815,084 | 1,867,704 |

(1)  Includes vacant square footage as of December 31, 2025.

Joint venture financial information

We present components of balance sheet and operating results information related to our real estate joint ventures, which are not presented, or intended to be presented, in accordance with GAAP. We present the proportionate share of certain financial line items as follows: (i) for each real estate joint venture that we consolidate in our financial statements, which are controlled by us through contractual rights or majority voting rights, but of which we own less than 100%, we apply the noncontrolling interest economic ownership percentage to each financial item to arrive at the amount of such cumulative noncontrolling interest share of each component presented; and (ii) for each real estate joint venture that we do not control and do not consolidate, which are instead controlled jointly or by our joint venture partners through contractual rights or majority voting rights, we apply our economic ownership percentage to each financial item to arrive at our proportionate share of each component presented.

The components of balance sheet and operating results information related to our real estate joint ventures do not represent our legal claim to those items. For each entity that we do not wholly own, the joint venture agreement generally determines what equity holders can receive upon capital events, such as sales or refinancing, or in the event of a liquidation. Equity holders are normally entitled to their respective legal ownership of any residual cash from a joint venture only after all liabilities, priority distributions, and claims have been repaid or satisfied.

We believe that this information can help investors estimate the balance sheet and operating results information related to our partially owned entities. Presenting this information provides a perspective not immediately available from consolidated financial statements and one that can supplement an understanding of the joint venture assets, liabilities, revenues, and expenses included in our consolidated results.

The components of balance sheet and operating results information related to our real estate joint ventures are limited as an analytical tool as the overall economic ownership interest does not represent our legal claim to each of our joint ventures' assets, liabilities, or results of operations. In addition, joint venture financial information may include financial information related to the unconsolidated real estate joint ventures that we do not control. We believe that in order to facilitate for investors a clear understanding of our operating results and our total assets and liabilities, joint venture financial information should be examined in conjunction with our consolidated statements of operations and balance sheets. Joint venture financial information should not be considered an alternative to our consolidated financial statements, which are presented and prepared in accordance with GAAP.

<u>Megacampus™</u>

A Megacampus ecosystem is a cluster campus that consists of approximately 1 million RSF or greater, including operating, active development/redevelopment, and land RSF less operating RSF expected to be demolished. We consider Megacampuses that include a minimum of 750,000 operating RSF to be Established Megacampuses. These Megacampuses have realized the scale and flexibility that deliver strategic optionality to our tenants. We present certain metrics related to our Established Megacampuses because we believe they facilitate a more robust understanding of certain of our operating trends.

The following table reconciles our annual rental revenue and development and redevelopment pipeline RSF, excluding properties classified as held for sale, as of December 31, 2025 (dollars in thousands):

| | Annual Rental Revenue | Development and Redevelopment Pipeline RSF |
|---|---|---|
| Megacampus | $ 1,451,391 | 16,735,429 |
| Core and non-core | 410,665 | 4,867,151 |
| Total | $ 1,862,056 | 21,602,580 |
| Megacampus as a percentage of annual rental revenue and of total development and redevelopment pipeline RSF | 78% | 77% |

<u>Net cash provided by operating activities after dividends</u>

Net cash provided by operating activities after dividends is reduced by distributions to noncontrolling interests, excludes liquidating distributions from asset sales, and excludes changes in operating assets and liabilities as they represent timing differences.

<u>Net debt and preferred stock to Adjusted EBITDA</u>

Net debt and preferred stock to Adjusted EBITDA is a non-GAAP financial measure that we believe is useful to investors as a supplemental measure of evaluating our balance sheet leverage. Net debt and preferred stock is equal to the sum of total consolidated debt less cash, cash equivalents, and restricted cash, plus preferred stock outstanding as of the end of the period. Refer to "Adjusted EBITDA and Adjusted EBITDA margin" in this section for further information on the calculation of Adjusted EBITDA.

We are not able to forecast the net income of future periods without unreasonable effort and therefore do not provide a reconciliation for net debt and preferred stock to Adjusted EBITDA on a forward-looking basis. This is due to the inherent difficulty of forecasting the timing and/or amount of items that depend on market conditions outside of our control, including the timing of dispositions, capital events, and financing decisions, as well as quarterly components such as gain on sales of real estate, unrealized gains or losses on non-real estate investments, impairments of real estate, impairments of non-real estate investments, and changes in provision for expected credit losses on financial instruments. Our attempt to predict these amounts may produce significant but inaccurate estimates, which would potentially be misleading for our investors.

The following table reconciles debt to net debt and preferred stock and computes the ratio to Adjusted EBITDA as of December 31, 2025 and 2024 (dollars in thousands):

| | December 31, | | | |
| --- | --- | --- | --- | --- |
| | 2025 | | 2024 | |
| Secured notes payable | $ | — | $ | 149,909 |
| Unsecured senior notes payable | | 12,047,394 | | 12,094,465 |
| Unsecured senior line of credit and commercial paper | | 353,161 | | — |
| Unamortized deferred financing costs | | 74,314 | | 77,649 |
| Cash and cash equivalents | | (549,062) | | (552,146) |
| Restricted cash | | (4,693) | | (7,701) |
| Preferred stock | | — | | — |
| Net debt and preferred stock | $ | 11,921,114 | $ | 11,762,176 |
| | | | | |
| Adjusted EBITDA: | | | | |
| – quarter annualized | $ | 2,097,444 | $ | 2,273,480 |
| – trailing 12 months | $ | 2,141,811 | $ | 2,228,921 |
| | | | | |
| Net debt and preferred stock to Adjusted EBITDA: | | | | |
| – quarter annualized | | 5.7x | | 5.2x |
| – trailing 12 months | | 5.6x | | 5.3x |

Net operating income, net operating income (cash basis), and operating margin

The following table reconciles net income to net operating income and net operating income (cash basis) and computes operating margin for the years ended December 31, 2025, 2024, and 2023 (dollars in thousands):

| | Year Ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 2025 | | 2024 | | 2023 | |
| Net (loss) income | $ | (1,216,726) | $ | 510,733 | $ | 280,994 |
| | | | | | | |
| Equity in losses (earnings) of unconsolidated real estate joint ventures | | 9,631 | | (7,059) | | (980) |
| General and administrative expenses | | 117,047 | | 168,359 | | 199,354 |
| Interest expense | | 226,698 | | 185,838 | | 74,204 |
| Depreciation and amortization | | 1,350,478 | | 1,202,380 | | 1,093,473 |
| Impairment of real estate | | 2,202,818 | | 223,068 | | 461,114 |
| Loss on early extinguishment of debt | | 107 | | — | | — |
| Gain on sales of real estate | | (642,445) | | (129,312) | | (277,037) |
| Investment loss | | 56,343 | | 53,122 | | 195,397 |
| Net operating income | | 2,103,951 | | 2,207,129 | | 2,026,519 |
| Straight-line rent revenue | | (73,476) | | (143,329) | | (133,917) |
| Amortization of deferred revenue related to tenant-funded and -built landlord improvements | | (14,771) | | (1,543) | | — |
| Amortization of acquired below-market leases | | (37,763) | | (85,679) | | (93,331) |
| Provision for expected credit losses on financial instruments | | (56) | | (434) | | — |
| Net operating income (cash basis) | $ | 1,977,885 | $ | 1,976,144 | $ | 1,799,271 |
| | | | | | | |
| Net operating income (from above) | $ | 2,103,951 | $ | 2,207,129 | $ | 2,026,519 |
| Total revenues | $ | 3,026,556 | $ | 3,116,394 | $ | 2,885,699 |
| Operating margin | | 70% | | 71% | | 70% |

Net operating income is a non-GAAP financial measure calculated as net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, excluding equity in the earnings of our unconsolidated real estate joint ventures, general and administrative expenses, interest expense, depreciation and amortization, impairments of real estate, gains or losses on early extinguishment of debt, gains or losses on sales of real estate, and investment income or loss. We believe net operating income provides useful information to investors regarding our financial condition and results of operations because it primarily reflects those income and expense items that are incurred at the property level. Therefore, we believe net operating income is a useful measure for investors to evaluate the operating performance of our consolidated real estate assets. Net operating income on a cash basis is net operating income adjusted to exclude the effect of straight-line rent, amortization of acquired above- and below-market lease revenue, amortization of deferred revenue related to tenant-funded and tenant-built landlord improvements, and changes in the provision for expected credit losses on financial instruments required by GAAP. We believe that net operating income on a cash basis is helpful to investors as an additional measure of operating performance because it eliminates straight-line rent revenue and the amortization of acquired above- and below-market leases and tenant-funded and tenant-built landlord improvements.

Furthermore, we believe net operating income is useful to investors as a performance measure of our consolidated properties because, when compared across periods, net operating income reflects trends in occupancy rates, rental rates, and operating costs, which provide a perspective not immediately apparent from net income or loss. Net operating income can be used to measure the initial stabilized yields of our properties by calculating net operating income generated by a property divided by our investment in the property. Net operating income excludes certain components from net income in order to provide results that are more closely related to the results of operations of our properties. For example, interest expense is not necessarily linked to the operating performance of a real estate asset and is often incurred at the corporate level rather than at the property level. In addition, depreciation and amortization, because of historical cost accounting and useful life estimates, may distort comparability of operating performance at the property level. Impairments of real estate have been excluded in deriving net operating income because we do not consider impairments of real estate to be property-level operating expenses. Impairments of real estate relate to changes in the values of our assets and do not reflect the current operating performance with respect to related revenues or expenses. Our impairments of real estate represent the write-down in the value of the assets to the estimated fair value less cost to sell. These impairments result from investing decisions or a deterioration in market conditions. We also exclude realized and unrealized investment gain or loss, which results from investment decisions that occur at the corporate level related to non-real estate investments in publicly traded companies and certain privately held entities. Therefore, we do not consider these activities to be an indication of operating performance of our real estate assets at the property level. Our calculation of net operating income also excludes charges incurred from changes in certain financing decisions, such as losses on early extinguishment of debt and changes in provision for expected credit losses on financial instruments, as these charges often relate to corporate strategy. Property operating expenses included in determining net operating income primarily consist of costs that are related to our operating properties, such as utilities, repairs, and maintenance; rental expense related to ground leases; contracted services, such as janitorial, engineering, and landscaping; property taxes and insurance; and property-level salaries. General and administrative expenses consist primarily of accounting and corporate compensation, corporate insurance, professional fees, rent, and supplies that are incurred as part of corporate office management. We calculate operating margin as net operating income divided by total revenues.

We believe that in order to facilitate for investors a clear understanding of our operating results, net operating income should be examined in conjunction with net income or loss as presented in our consolidated statements of operations. Net operating income should not be considered as an alternative to net income or loss as an indication of our performance, nor as an alternative to cash flows as a measure of our liquidity or our ability to make distributions.

We are not able to forecast the net income of future periods without unreasonable effort and therefore do not provide a reconciliation for net operating income on a forward-looking basis. This is due to the inherent difficulty of forecasting the timing and/or amount of items that depend on market conditions outside of our control, including the timing of dispositions, capital events, and financing decisions, as well as components such as gain on sales of real estate, unrealized gains or losses on non-real estate investments, impairments of real estate, impairments of non-real estate investments, and changes in provision for expected credit losses on financial instruments. Our attempt to predict these amounts may produce significant but inaccurate estimates, which would potentially be misleading for our investors.

Operating statistics

We present certain operating statistics related to our properties, including number of properties, RSF, occupancy percentage, leasing activity, and contractual lease expirations as of the end of the period. We believe these measures are useful to investors because they facilitate an understanding of certain trends for our properties. We compute the number of properties, RSF, occupancy percentage, leasing activity, and contractual lease expirations at 100%, excluding RSF at properties classified as held for sale, for all properties in which we have an investment, including properties owned by our consolidated and unconsolidated real estate joint ventures. For operating metrics based on annual rental revenue, refer to "Annual rental revenue" in this section.

<u>Same property comparisons</u>

As a result of changes within our total property portfolio during the comparative periods presented, including changes from assets acquired or sold, properties placed into development or redevelopment, and development or redevelopment properties recently placed into service, the consolidated total income from rentals, as well as rental operating expenses in our operating results, can show significant changes from period to period. In order to supplement an evaluation of our results of operations over a given quarterly or annual period, we analyze the operating performance for all consolidated properties that were fully operating for the entirety of the comparative periods presented, referred to as same properties. We separately present quarterly and year-to-date same property results to align with the interim financial information required by the SEC in our management's discussion and analysis of our financial condition and results of operations. These same properties are analyzed separately from properties acquired subsequent to the first day in the earliest comparable quarterly or year-to-date period presented, properties that underwent development or redevelopment at any time during the comparative periods, unconsolidated real estate joint ventures, properties classified as held for sale, and corporate entities (legal entities performing general and administrative functions), which are excluded from same property results. Additionally, termination fees, if any, are excluded from the results of same properties. Refer to "Same properties" in Item 7 in this annual report on Form 10-K for additional information.

<u>Stabilized occupancy date</u>

The stabilized occupancy date represents the estimated date on which a development or redevelopment project is expected to reach occupancy of 95% or greater.

<u>Tenant recoveries</u>

Tenant recoveries represent revenues comprising reimbursement of real estate taxes, insurance, utilities, repairs and maintenance, common area expenses, and other operating expenses and earned in the period during which the applicable expenses are incurred and the tenant's obligation to reimburse us arises.

We classify rental revenues and tenant recoveries generated through the leasing of real estate assets within revenues in income from rentals in our consolidated statements of operations. We provide investors with a separate presentation of rental revenues and tenant recoveries in "Results of operations" in Item 7 in this annual report on Form 10-K because we believe it promotes investors' understanding of our operating results. We believe that the presentation of tenant recoveries is useful to investors as a supplemental measure of our ability to recover operating expenses under our triple net leases, including recoveries of utilities, repairs and maintenance, insurance, property taxes, common area expenses, and other operating expenses, and of our ability to mitigate the effect to net income for any significant variability to components of our operating expenses.

The following table reconciles income from rentals to tenant recoveries for the years ended December 31, 2025, 2024, and 2023 (in thousands):

|  | Year Ended December 31, | | |
| --- | --- | --- | --- |
|  | 2025 | 2024 | 2023 |
| Income from rentals | $ 2,945,175 | $ 3,049,706 | $ 2,842,456 |
| Rental revenues | (2,184,889) | (2,304,339) | (2,143,971) |
| Tenant recoveries | $ 760,286 | $ 745,367 | $ 698,485 |

<u>Total equity capitalization</u>

Total equity capitalization is equal to the outstanding shares of common stock multiplied by the closing price on the last trading day at the end of each period presented.

<u>Total market capitalization</u>

Total market capitalization is equal to the sum of total equity capitalization and total debt.

<u>Unencumbered net operating income as a percentage of total net operating income</u>

Unencumbered net operating income as a percentage of total net operating income is a non-GAAP financial measure that we believe is useful to investors as a performance measure of the results of operations of our unencumbered real estate assets as it reflects those income and expense items that are incurred at the unencumbered property level. Unencumbered net operating income is derived from assets classified in continuing operations, which are not subject to any mortgage, deed of trust, lien, or other security interest, as of the period for which income is presented.

The following table summarizes unencumbered net operating income as a percentage of total net operating income for the years ended December 31, 2025, 2024, and 2023 (dollars in thousands):

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Unencumbered net operating income | $ 2,101,038 | $ 2,192,608 | $ 2,022,177 |
| Encumbered net operating income | 2,913 | 14,521 | 4,342 |
| Total net operating income | $ 2,103,951 | $ 2,207,129 | $ 2,026,519 |
| Unencumbered net operating income as a percentage of total net operating income | 99.9% | 99.3% | 99.8% |

Weighted-average shares of common stock outstanding – diluted

From time to time, we enter into capital market transactions, including forward equity sales agreements ("Forward Agreements"), to fund acquisitions, to fund construction of our development and redevelopment projects, and for general working capital purposes. While the Forward Agreements are outstanding, we are required to consider the potential dilutive effect of our Forward Agreements under the treasury stock method. Under this method, we also include the dilutive effect of unvested restricted stock awards ("RSAs") with forfeitable dividends in the calculation of diluted shares. Refer to Note 13 – "Earnings per share" and Note 16 – "Stockholders' equity" to our consolidated financial statements in Item 15 in this annual report on Form 10-K for additional information.

The weighted-average shares of common stock outstanding used in calculating EPS – diluted, funds from operations per share – diluted, and funds from operations per share – diluted, as adjusted, for the years ended December 31, 2025, 2024, and 2023 are calculated as follows. Also shown are the weighted-average unvested RSAs with nonforfeitable rights to dividends used in calculating the amounts allocable to these awards pursuant to the two-class method for each of the respective periods presented below (in thousands):

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Basic shares for earnings per share | 170,307 | 172,071 | 170,909 |
| Unvested RSAs with forfeitable dividends | — | — | — |
| Diluted shares for earnings per share | 170,307 | 172,071 | 170,909 |
| | | | |
| Basic shares for funds from operations per share and funds from operations per share, as adjusted | 170,307 | 172,071 | 170,909 |
| Unvested RSAs with forfeitable dividends | 83 | — | — |
| Diluted shares for funds from operations per share and funds from operations per share, as adjusted | 170,390 | 172,071 | 170,909 |
| | | | |
| Weighted-average unvested RSAs with nonforfeitable dividends used in the allocations of net income, funds from operations, and funds from operations, as adjusted | 1,883 | 2,779 | 2,325 |

**ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK**

**Interest rate risk**

The primary market risk to which we believe we may be exposed is interest rate risk, which may result from many factors, including government monetary and tax policies, domestic and international economic and political considerations, and other factors that are beyond our control.

In order to modify and manage the interest rate characteristics of our outstanding debt and to limit the effects of interest rate risks on our operations, we may utilize a variety of financial instruments, including interest rate hedge agreements, caps, floors, and other interest rate exchange contracts. The use of these types of instruments to hedge a portion of our exposure to changes in interest rates may carry additional risks, such as counterparty credit risk and the legal enforceability of hedge agreements. As of December 31, 2025, we did not have any outstanding interest rate hedge agreements.

Our future earnings and fair values relating to our outstanding debt are primarily dependent upon prevalent market rates of interest. The following tables illustrate the effect of a 1% change in interest rates, assuming a zero percent interest rate floor, on our fixed- and variable-rate debt as of December 31, 2025 and 2024 (in thousands):

| | December 31, | | |
| --- | --- | --- | --- |
| | 2025 | | 2024 |
| Annualized effect on future earnings due to variable-rate debt: | | | |
| Rate increase of 1% | $ (1,259) | $ | (350) |
| Rate decrease of 1% | $ 1,259 | $ | 350 |
| | | | |
| Effect on fair value of total consolidated debt: | | | |
| Rate increase of 1% | $ (746,058) | $ | (753,483) |
| Rate decrease of 1% | $ 852,698 | $ | 860,921 |

These amounts are determined by considering the effect of the hypothetical interest rates on our borrowings as of December 31, 2025 and 2024, respectively. These analyses do not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Furthermore, in the event of a change of such magnitude, we would consider taking actions to further mitigate our exposure to the change. Because of the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analyses assume no changes in our capital structure.

**Equity price risk**

We have exposure to equity price market risk because we hold equity investments in publicly traded companies and privately held entities. All of our investments in actively traded public companies are reflected in our consolidated balance sheets at fair value. Our investments in privately held entities that report NAV per share are measured at fair value using NAV as a practical expedient to fair value. Our equity investments in privately held entities that do not report NAV per share are measured at cost less impairments, adjusted for observable price changes during the period. Changes in fair value of public investments, changes in NAV per share reported by privately held entities, and observable price changes of privately held entities that do not report NAV per share are classified as investment income (loss) in our consolidated statements of operations. There is no assurance that future declines in value will not have a material adverse effect on our future results of operations. The following table illustrates the effect that a 10% change in the value of our equity investments would have on earnings as of December 31, 2025 and 2024 (in thousands):

| | December 31, | | |
| --- | --- | --- | --- |
| | 2025 | | 2024 |
| Equity price risk: | | | |
| Fair value increase of 10% | $ 114,387 | $ | 147,699 |
| Fair value decrease of 10% | $ (114,387) | $ | (147,699) |

**Foreign currency exchange rate risk**

We have exposure to foreign currency exchange rate risk related to our operations in Canada. The functional currency of our Canadian subsidiaries is the Canadian dollar. Gains or losses resulting from the translation of these subsidiaries' balance sheets and statements of operations are classified in accumulated other comprehensive income (loss) as a separate component of total equity and are excluded from net income (loss). Gains or losses will be reflected in our consolidated statements of operations when there is a sale or partial sale of our investment in these operations or upon a complete or substantially complete liquidation of the investment. The following tables illustrate the effect that a 10% change in Canadian dollar exchange rates relative to the USD would have on our potential future earnings and on the fair value of our net investment in Canadian subsidiaries, based on our current operating assets outside the U.S. as of December 31, 2025 and 2024 (in thousands):

| | December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| Effect on potential future earnings due to foreign currency exchange rate: | | |
| Rate increase of 10% | $ 182 | $ 17 |
| Rate decrease of 10% | $ (182) | $ (17) |
| | | |
| Effect on the fair value of net investment in foreign subsidiaries due to foreign currency exchange rate: | | |
| Rate increase of 10% | $ 35,306 | $ 36,644 |
| Rate decrease of 10% | $ (35,306) | $ (36,644) |
| | | |
| Change in the fair value of cross-currency swap agreements designated as a net investment hedge:[1] | | |
| Rate increase of 10% (USD weakening) | $ (24,600) | N/A[1] |
| Rate decrease of 10% (USD strengthening) | $ 24,600 | N/A[1] |

(1)   Refer to Note 11 – "Hedge agreements" to our consolidated financial statements for additional information. We did not have any outstanding hedge agreements as of and during the year ended December 31, 2024.

The sensitivity analyses assume a parallel shift of all foreign currency exchange rates with respect to the U.S. dollar; however, foreign currency exchange rates do not typically move in such a manner, and actual results may differ materially.

Our exposure to market risk elements for the year ended December 31, 2025 was consistent with the risk elements presented above, including the effects of changes in interest rates, equity prices, and foreign currency exchange rates.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this Item is included as a separate section in this annual report on Form 10-K. Refer to "Item 15. Exhibits and financial statement schedules."

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

### Evaluation of disclosure controls and procedures

As of December 31, 2025, we had performed an evaluation, under the supervision of our principal executive officers and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. These controls and procedures have been designed to ensure that information required for disclosure is recorded, processed, summarized, and reported within the requisite time periods. Based on our evaluation, the principal executive officers and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2025.

### Changes in internal control over financial reporting

There has not been any change in our internal control over financial reporting during the three months ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

### Management's annual report on internal control over financial reporting

The management of Alexandria Real Estate Equities, Inc. and its subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended, and is a process designed by, or under the supervision of, the CEOs and the CFO and effected by the Company's Board of Directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with the authorizations of the Company's management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025 and 2024. In making its assessment, management has utilized the criteria set forth in the 2013 framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework* (COSO 2013). Management concluded that based on its assessment, the Company's internal control over financial reporting was effective as of December 31, 2025. The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Ernst & Young LLP, an independent registered accounting firm, as stated in its report, which is included herein.

**Report of Independent Registered Public Accounting Firm**

To the Stockholders and the Board of Directors of Alexandria Real Estate Equities, Inc.

**Opinion on Internal Control Over Financial Reporting**

We have audited Alexandria Real Estate Equities, Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Alexandria Real Estate Equities, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and noncontrolling interests and cash flows for each of the three years in the period ended December 31, 2025 and the related notes and financial statement schedule listed in the Index at Item 15(a) and our report dated January 26, 2026, expressed an unqualified opinion thereon.

**Basis for Opinion**

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

**Definition and Limitations of Internal Control Over Financial Reporting**

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Los Angeles, California
January 26, 2026

**ITEM 9B. OTHER INFORMATION**

**Disclosure of 10b5-1 plans**

During the three months ended December 31, 2025, the following officers had adopted a "Rule 10b5-1 trading arrangement" as follows:

On December 15, 2025, Marc E. Binda, our Chief Financial Officer and Treasurer, entered into a Rule 10b5-1 trading arrangement providing for the sale, from time to time, of up to 23,368 shares of common stock through December 1, 2026.

On December 10, 2025, Hart Cole, our Co-President and Co-Regional Market Director – Seattle, entered into a Rule 10b5-1 trading arrangement providing for the sale, from time to time, of up to 20,000 shares of common stock through January 29, 2027.

On December 15, 2025, Hallie E. Kuhn, our Executive Vice President – Capital Markets and Co-Lead – Life Science, entered into a Rule 10b5-1 trading arrangement providing for the sale, from time to time, of up to 2,574 shares of common stock through October 16, 2026.

Each of the aforementioned trading plans was entered into during an open insider trading window and is intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Exchange Act and our insider trading policy.

No other officers or directors had any contract, instruction, or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement."

**ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS**

Not applicable.

**PART III**

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required by this Item is incorporated herein by reference from our definitive proxy statement for our 2026 annual meeting of stockholders to be filed pursuant to Regulation 14A within 120 days after the end of our fiscal year (the "2026 Proxy Statement") under the captions "Directors and Executive Officers" and "Corporate Governance Matters."

### Insider trading policies and procedures

The Company has adopted insider trading policies and procedures governing the purchase, sale, and/or other dispositions of the Company's securities by directors, officers, and employees, or the Company itself, that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the listing standards applicable to the Company (the "Insider Trading Policy"). The Company's Insider Trading Policy is filed as Exhibit 19.1 to this annual report on Form 10-K.

## ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference from our 2026 Proxy Statement.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth information on the Company's equity compensation plan as of December 31, 2025:

### Equity Compensation Plan Information

| | Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a) | Weighted-average exercise price of outstanding options, warrants, and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity Compensation Plan Approved by Stockholders — Amended and Restated 1997 Stock Award and Incentive Plan | — | — | 4,894,632 |

The other information required by this Item is incorporated herein by reference from our 2026 Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management."

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference from our 2026 Proxy Statement under the captions "Certain Relationships and Related Transactions," "Policies and Procedures with Respect to Related-Person Transactions," and "Director Independence."

## ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated herein by reference from our 2026 Proxy Statement under the caption "Fees Billed by Independent Registered Public Accountants."

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

### (a)(1) and (2)    *Financial Statements and Financial Statement Schedule*

The financial statements and financial statement schedule required by this Item are included as a separate section in this annual report on Form 10-K beginning on page F-1.

### (a)(3) Exhibits

| Exhibit Number | Exhibit Title | Incorporated by Reference to: | Date Filed |
|---|---|---|---|
| 3.1 | Articles of Amendment and Restatement of the Company | Form 10-Q | August 14, 1997 |
| 3.2 | Certificate of Correction of the Company | Form 10-Q | August 14, 1997 |
| 3.3 | Articles of Amendment of the Company, dated May 10, 2017 | Form 8-K | May 12, 2017 |
| 3.4 | Articles of Amendment of the Company, dated May 18, 2022 | Form 8-K | May 19, 2022 |
| 3.5 | Articles Supplementary, dated June 9, 1999, relating to the 9.50% Series A Cumulative Redeemable Preferred Stock | Form 10-Q | August 13, 1999 |
| 3.6 | Articles Supplementary, dated February 10, 2000, relating to the election to be subject to Subtitle 8 of Title 3 of the Maryland General Corporation Law | Form 8-K | February 10, 2000 |
| 3.7 | Articles Supplementary, dated February 10, 2000, relating to the Series A Junior Participating Preferred Stock | Form 8-K | February 10, 2000 |
| 3.8 | Articles Supplementary, dated January 18, 2002, relating to the 9.10% Series B Cumulative Redeemable Preferred Stock | Form 8-A | January 18, 2002 |
| 3.9 | Articles Supplementary, dated June 22, 2004, relating to the 8.375% Series C Cumulative Redeemable Preferred Stock | Form 8-A | June 28, 2004 |
| 3.10 | Articles Supplementary, dated March 25, 2008, relating to the 7.00% Series D Cumulative Convertible Preferred Stock | Form 8-K | March 25, 2008 |
| 3.11 | Articles Supplementary, dated March 12, 2012, relating to the 6.45% Series E Cumulative Redeemable Preferred Stock | Form 8-K | March 14, 2012 |
| 3.12 | Articles Supplementary, dated May 10, 2017, relating to Reclassified Preferred Stock | Form 8-K | May 12, 2017 |
| 3.13 | Amended and Restated Bylaws of the Company (Amended December 6, 2024) | Form 8-K | December 9, 2024 |
| 4.1 | Specimen certificate representing shares of common stock | Form 10-Q | May 5, 2011 |
| 4.2 | Indenture, dated as of February 29, 2012, among the Company, as Issuer, Alexandria Real Estate Equities, L.P., as Guarantor, and the Bank of New York Mellon Trust Company, N.A., as Trustee | Form 8-K | February 29, 2012 |

| Exhibit Number | Exhibit Title | Incorporated by Reference to: | Date Filed |
|---|---|---|---|
| 4.3 | Supplemental Indenture No. 4, dated as of July 18, 2014, among the Company, as Issuer, Alexandria Real Estate Equities, L.P., as Guarantor, and the Bank of New York Mellon Trust Company, N.A., as Trustee | Form 8-K | July 18, 2014 |
| 4.4 | Form of 4.500% Senior Notes due 2029 (included in Exhibit 4.3 above) | Form 8-K | July 18, 2014 |
| 4.5 | Indenture, dated as of November 17, 2015, among the Company, as Issuer, Alexandria Real Estate Equities, L.P., as Guarantor, and Wilmington Trust, National Association, as Trustee | Form 8-K | November 17, 2015 |
| 4.6 | Supplemental Indenture No. 1, dated as of November 17, 2015, among the Company, as Issuer, Alexandria Real Estate Equities, L.P., as Guarantor, and Wilmington Trust, National Association, as Trustee | Form 8-K | November 17, 2015 |
| 4.7 | Form of 4.30% Senior Notes due 2026 (included in Exhibit 4.6 above) | Form 8-K | November 17, 2015 |
| 4.8 | Supplemental Indenture No. 2, dated as of June 10, 2016, among the Company, as Issuer, Alexandria Real Estate Equities, L.P., as Guarantor, and Wilmington Trust, National Association, as Trustee | Form 8-K | June 10, 2016 |
| 4.9 | Form of 3.95% Senior Notes due 2027 (included in Exhibit 4.8 above) | Form 8-K | June 10, 2016 |
| 4.10 | Indenture, dated as of March 3, 2017, among the Company, as Issuer Alexandria Real Estate Equities, L.P., as Guarantor, and Branch Banking and Trust Company, as Trustee | Form 8-K | March 3, 2017 |
| 4.11 | Supplemental Indenture No. 1, dated as of March 3, 2017, among the Company, as Issuer, Alexandria Real Estate Equities, L.P., as Guarantor, and Branch Banking and Trust Company, as Trustee | Form 8-K | March 3, 2017 |
| 4.12 | Form of 3.95% Senior Notes due 2028 (included in Exhibit 4.11 above) | Form 8-K | March 3, 2017 |
| 4.13 | Supplemental Indenture No. 3, dated as of June 21, 2018, among the Company, as Issuer, Alexandria Real Estate Equities, L.P., as Guarantor, and Branch Banking and Trust Company, as Trustee | Form 8-K | June 21, 2018 |
| 4.14 | Supplemental Indenture No. 4, dated as of June 21, 2018, among the Company, as Issuer, Alexandria Real Estate Equities, L.P., as Guarantor, and Branch Banking and Trust Company, as Trustee | Form 8-K | June 21, 2018 |
| 4.15 | Form of 4.700% Senior Notes due 2030 (included in Exhibit 4.16 above) | Form 8-K | June 21, 2018 |
| 4.16 | Supplemental Indenture No. 5, dated as of March 21, 2019, among the Company, as Issuer, Alexandria Real Estate Equities, L.P., as Guarantor, and Branch Banking and Trust Company, as Trustee | Form 8-K | March 21, 2019 |
| 4.17 | Form of 3.800% Senior Notes due 2026 (included in Exhibit 4.18 above) | Form 8-K | March 21, 2019 |
| 4.18 | Supplemental Indenture No. 6, dated as of March 21, 2019, among the Company, as Issuer, Alexandria Real Estate Equities, L.P., as Guarantor, and Branch Banking and Trust Company, as Trustee | Form 8-K | March 21, 2019 |
| 4.19 | Form of 4.850% Senior Notes due 2049 (included in Exhibit 4.20 above) | Form 8-K | March 21, 2019 |
| 4.20 | Supplemental Indenture No. 8, dated as of July 15, 2019, among the Company, as Issuer, Alexandria Real Estate Equities, L.P., as Guarantor, and Branch Banking and Trust Company, as Trustee | Form 8-K | July 15, 2019 |
| 4.21 | Form of 3.375% Senior Notes due 2031 (included in Exhibit 4.22 above) | Form 8-K | July 15, 2019 |
| 4.22 | Supplemental Indenture No. 9, dated as of July 15, 2019, among the Company, as Issuer, Alexandria Real Estate Equities, L.P., as Guarantor, and Branch Banking and Trust Company, as Trustee | Form 8-K | July 15, 2019 |
| 4.23 | Supplemental Indenture No. 11 dated as of September 12, 2019, among the Company, as Issuer, Alexandria Real Estate Equities, L.P., as Guarantor, and Branch Banking and Trust Company, as Trustee | Form 8-K | September 12, 2019 |
| 4.24 | Form of 4.000% Senior Notes due 2050 (included in Exhibit 4.25 above) | Form 8-K | July 15, 2019 |
| 4.25 | Supplemental Indenture No. 10, dated as of September 12, 2019, among the Company, as Issuer, Alexandria Real Estate Equities, L.P., as Guarantor, and Branch Banking and Trust Company, as Trustee | Form 8-K | September 12, 2019 |
| 4.26 | Form of 2.750% Senior Notes due 2029 (included in Exhibit 4.27 above) | Form 8-K | September 12, 2019 |

| Exhibit Number | Exhibit Title | Incorporated by Reference to: | Date Filed |
|---|---|---|---|
| 4.27 | Supplemental Indenture No. 12, dated as of March 26, 2020, among the Company, as Issuer, Alexandria Real Estate Equities, L.P., as Guarantor, and Branch Banking and Trust Company, as Trustee | Form 8-K | March 26, 2020 |
| 4.28 | Form of 4.900% Senior Notes due 2030 (included in Exhibit 4.29 above) | Form 8-K | March 26, 2020 |
| 4.29 | Supplemental Indenture No. 13, dated August 5, 2020, among the Company, as Issuer, Alexandria Real Estate Equities, L.P., as Guarantor, and Truist Bank, as Trustee | Form 8-K | August 5, 2020 |
| 4.30 | Form of 1.875% Senior Notes due 2033 (included in Exhibit 4.31 above) | Form 8-K | August 5, 2020 |
| 4.31 | Supplemental Indenture No. 14, dated February 18, 2021, among the Company, as Issuer, Alexandria Real Estate Equities, L.P., as Guarantor, and Truist Bank, as Trustee | Form 8-K | February 18, 2021 |
| 4.32 | Form of 2.000 % Senior Notes due 2032 (included in Exhibit 4.33 above) | Form 8-K | February 18, 2021 |
| 4.33 | Supplemental Indenture No. 15, dated February 18, 2021, among the Company, as Issuer, Alexandria Real Estate Equities, L.P., as Guarantor, and Truist Bank, as Trustee | Form 8-K | February 18, 2021 |
| 4.34 | Form of 3.000 % Senior Notes due 2051 (included in Exhibit 4.35 above) | Form 8-K | February 18, 2021 |
| 4.35 | Supplemental Indenture No. 16, dated February 16, 2022, among the Company, as Issuer, Alexandria Real Estate Equities, L.P. as Guarantor, and Truist Bank, as Trustee | Form 8-K | February 16, 2022 |
| 4.36 | Form of 2.950% Senior Notes due 2034 (included in Exhibit 4.37 above) | Form 8-K | February 16, 2022 |
| 4.37 | Supplemental Indenture No. 17, dated February 16, 2022, among the Company, as Issuer, Alexandria Real Estate Equities, L.P., as Guarantor, and Truist Bank, as Trustee | Form 8-K | February 16, 2022 |
| 4.38 | Form of 3.550% Senior Notes due 2052 (included in Exhibit 4.39 above) | Form 8-K | February 16, 2022 |
| 4.39 | Supplemental Indenture No. 18, dated as of February 16, 2023, among the Company, as Issuer, Alexandria Real Estate Equities, L.P., as Guarantor, and Truist Bank, as Trustee | Form 8-K | February 16, 2023 |
| 4.40 | Form of 4.750% Senior Notes due 2035 (included in Exhibit 4.41 above) | Form 8-K | February 16, 2023 |
| 4.41 | Supplemental Indenture No. 19, dated as of February 16, 2023, among the Company, as Issuer, Alexandria Real Estate Equities, L.P., as Guarantor, and Truist Bank, as Trustee | Form 8-K | February 16, 2023 |
| 4.42 | Form of 5.150% Senior Notes due 2053 (included in Exhibit 4.43 above) | Form 8-K | February 16, 2023 |
| 4.43 | Supplemental Indenture No. 20, dated as of February 15, 2024, by and among the Company, as Issuer, Alexandria Real Estate Equities, L.P., as Guarantor, and Truist Bank, as Trustee | Form 8-K | February 15, 2024 |
| 4.44 | Form of 5.250% Senior Notes due 2036 (included in Exhibit 4.45 above) | Form 8-K | February 15, 2024 |
| 4.45 | Supplemental Indenture No. 21, dated as of February 15, 2024, by and among the Company, as Issuer, Alexandria Real Estate Equities, L.P., as Guarantor, and Truist Bank, as Trustee | Form 8-K | February 15, 2024 |
| 4.46 | Form of 5.625% Senior Notes due 2054 (included in Exhibit 4.47 above) | Form 8-K | February 15, 2024 |
| 4.47 | Indenture, dated as of February 13, 2025, among Alexandria Real Estate Equities, Inc., as Issuer, Alexandria Real Estate Equities, L.P., as Guarantor, and U.S. Bank Trust Company, National Association, as Trustee | Form 8-K | February 13, 2025 |
| 4.48 | Supplemental Indenture No. 1, dated as of February 13, 2025, by and among Alexandria Real Estate Equities, Inc., as Issuer, Alexandria Real Estate Equities, L.P., as Guarantor, and U.S. Bank Trust Company, National Association, as Trustee | Form 8-K | February 13, 2025 |
| 4.49 | Form of 5.50% Senior Note due 2035 (included in Exhibit 4.50 above) | Form 8-K | February 13, 2025 |
| 4.50 | Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 | N/A | Filed herewith |
| 10.1 | Third Amended and Restated Credit Agreement, dated as of September 19, 2024, among the Company, as Borrower, Alexandria Real Estate Equities, L.P., as a Guarantor, Citibank, N.A., as Administrative Agent, and the lenders and other parties thereto | Form 10-Q | October 21, 2024 |
| 10.2[1] | Amended and Restated 1997 Stock Award and Incentive Plan of the Company | Form 8-K | May 15, 2025 |

| Exhibit Number | Exhibit Title | Incorporated by Reference to: | Date Filed |
|---|---|---|---|
| 10.3[1] | Form of Employee Restricted Stock Agreement for use in connection with shares of restricted stock issued to employees pursuant to the Amended and Restated 1997 Stock Award and Incentive Plan | Form 10-K | January 27, 2025 |
| 10.4[1] | Form of Employee Restricted Stock Agreement (U.S. Affiliate) for use in connection with shares of restricted stock issued to employees pursuant to the Amended and Restated 1997 Stock Award and Incentive Plan | Form 10-K | January 27, 2025 |
| 10.5[1] | Form of Independent Director Restricted Stock Agreement for use in connection with shares of restricted stock issued to directors pursuant to the Amended and Restated 1997 Stock Award and Incentive Plan | Form 10-K | January 27, 2025 |
| 10.6[1] | Form of Independent Contractor Restricted Stock Agreement for use in connection with shares of restricted stock issued to independent contractors pursuant to the Amended and Restated 1997 Stock Award and Incentive Plan | Form 10-K | January 27, 2025 |
| 10.7[1] | The Company's 2000 Deferred Compensation Plan, amended and restated effective as of October 1, 2025 | Form 10-Q | October 27, 2025 |
| 10.8[1] | The Company's 2000 Deferred Compensation Plan for Directors, amended and restated effective as of September 15, 2023 | Form 10-K | January 27, 2025 |
| 10.9[1] | Amended and Restated Executive Employment Agreement, effective as of January 1, 2015, by and between the Company and Joel S. Marcus | Form 8-K | April 7, 2015 |
| 10.10[1] | Letter Amendment to Amended and Restated Executive Employment Agreement, dated July 3, 2017, by and between the Company and Joel S. Marcus | Form 8-K | July 3, 2017 |
| 10.11[1] | Letter Amendment to Amended and Restated Executive Employment Agreement, entered into on March 20, 2018, by and between the Company and Joel S. Marcus | Form 10-Q | May 1, 2018 |
| 10.12[1] | Letter Amendment to Amended and Restated Executive Employment Agreement, dated January 15, 2019, by and between the Company and Joel S. Marcus | Form 8-K | January 18, 2019 |
| 10.13[1] | Letter Amendment to Amended and Restated Executive Employment Agreement, dated June 8, 2020, by and between the Company and Joel S. Marcus | Form 10-Q | July 27, 2020 |
| 10.14[1] | Letter Amendment to Amended and Restated Executive Employment Agreement, dated August 30, 2023, by and between the Company and Joel S. Marcus | Form 10-Q | October 23, 2023 |
| 10.15[1] | Letter Amendment to Amended and Restated Executive Employment Agreement, dated January 5, 2024, by and between the Company and Joel S. Marcus | Form 10-K | January 29, 2024 |
| 10.16[1] | Letter Amendment to Amended and Restated Executive Employment Agreement, dated December 6, 2024, by and between the Company and Joel S. Marcus | Form 8-K | December 9, 2024 |
| 10.17[1] | Letter Amendment to Amended and Restated Executive Employment Agreement, dated January 9, 2026, by and between the Company and Joel S. Marcus | N/A | Filed herewith |
| 10.18[1] | Third Amended and Restated Executive Employment Agreement between the Company and Peter M. Moglia, entered into on May 22, 2018 and effective as of May 22, 2018 | Form 10-Q | July 31, 2018 |
| 10.19[1] | Letter Amendment to Amended and Restated Executive Employment Agreement, dated January 5, 2024, by and between the Company and Peter M. Moglia | Form 10-K | January 29, 2024 |
| 10.20[1] | Amended and Restated Executive Employment Agreement between the Company and Marc E. Binda, entered into on August 17, 2023 and effective as of September 15, 2023 | Form 10-Q | October 23, 2023 |
| 10.21[1] | Executive Employment Agreement between the Company and Hunter Kass, entered into on January 1, 2021 and effective as of January 1, 2021 | Form 10-K | January 31, 2022 |
| 10.22[1] | Executive Employment Agreement between the Company and John Hart Cole, entered into on December 20, 2023 and effective as of January 1, 2024 | N/A | Filed herewith |

| Exhibit Number | Exhibit Title | Incorporated by Reference to: | Date Filed |
|---|---|---|---|
| 10.23[1] | Amended and Restated Executive Employment Agreement between the Company and John Hart Cole, entered into on January 9, 2026 and effective as of January 1, 2026 | N/A | Filed herewith |
| 10.24[1] | Summary of Director Compensation Arrangements | N/A | Filed herewith |
| 10.25[1] | Anniversary Bonus Plan of the Company | N/A | Filed herewith |
| 10.26[1] | Form of Indemnification Agreement between the Company and each of its directors and officers | Form 10-K | March 1, 2011 |
| 14.1 | The Company's Business Integrity Policy and Procedures for Reporting Non-Compliance (code of ethics pursuant to Item 406 of Regulation S-K) | N/A | Filed herewith |
| 19.1 | Alexandria Real Estate Equities, Inc. Amended and Restated Policy Statement on Trading in Securities | N/A | Filed herewith |
| 21.1 | List of Subsidiaries of the Company | N/A | Filed herewith |
| 22.1 | List of Guarantor Subsidiaries of the Company | N/A | Filed herewith |
| 23.1 | Consent of Ernst & Young LLP | N/A | Filed herewith |
| 31.1 | Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 | N/A | Filed herewith |
| 31.2 | Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 | N/A | Filed herewith |
| 31.3 | Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 | N/A | Filed herewith |
| 32.0 | Certification of Principal Executive Officers and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 | N/A | Filed herewith |
| 97.1[1] | Incentive Compensation Recoupment Policy | N/A | Filed herewith |
| 101.1 | The following materials from the Company's annual report on Form 10-K for the year ended December 31, 2025, formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2025 and 2024, (ii) Consolidated Statements of Operations for the years ended December 31, 2025, 2024, and 2023, (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2025, 2024, and 2023, (iv) Consolidated Statements of Changes in Stockholders' Equity and Noncontrolling Interests for the years ended December 31, 2025, 2024, and 2023, (v) Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024, and 2023, (vi) Notes to Consolidated Financial Statements, and (vii) Schedule III — Consolidated Financial Statement Schedule of Real Estate and Accumulated Depreciation of the Company. | N/A | Filed herewith |
| 104 | Cover Page Interactive Data File (embedded within the Inline XBRL document) | N/A | Filed herewith |

(1) Management contract or compensatory arrangement.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this annual report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Dated:   January 26, 2026

By:     /s/ Joel S. Marcus

Joel S. Marcus
Executive Chairman
(Principal Executive Officer)

/s/ Peter M. Moglia

Peter M. Moglia
Chief Executive Officer and Chief Investment Officer
(Principal Executive Officer)

**KNOW ALL THOSE BY THESE PRESENTS**, that each person whose signature appears below constitutes and appoints Joel S. Marcus, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments to this annual report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, if any, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent of their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ Joel S. Marcus<br>Joel S. Marcus | Executive Chairman<br>(Principal Executive Officer) | January 26, 2026 |
| /s/ Peter M. Moglia<br>Peter M. Moglia | Chief Executive Officer and Chief Investment Officer<br>(Principal Executive Officer) | January 26, 2026 |
| /s/ Marc E. Binda<br>Marc E. Binda | Chief Financial Officer and Treasurer<br>(Principal Financial Officer) | January 26, 2026 |
| /s/ Andres R. Gavinet<br>Andres R. Gavinet | Chief Accounting Officer<br>(Principal Accounting Officer) | January 26, 2026 |
| /s/ Steven R. Hash<br>Steven R. Hash | Lead Director | January 26, 2026 |
| /s/ Claire Aldridge<br>Claire Aldridge | Director | January 26, 2026 |
| /s/ James P. Cain<br>James P. Cain | Director | January 26, 2026 |
| /s/ Maria C. Freire<br>Maria C. Freire | Director | January 26, 2026 |
| /s/ Richard H. Klein<br>Richard H. Klein | Director | January 26, 2026 |
| /s/ Sheila K. McGrath<br>Sheila K. McGrath | Director | January 26, 2026 |
| /s/ Michael A. Woronoff<br>Michael A. Woronoff | Director | January 26, 2026 |

**Report of Independent Registered Public Accounting Firm**

To the Stockholders and the Board of Directors of Alexandria Real Estate Equities, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying consolidated balance sheets of Alexandria Real Estate Equities, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and noncontrolling interests and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated January 26, 2026 expressed an unqualified opinion thereon.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matter**

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

*Impairment of investments in real estate*

*Description of the Matter*

At December 31, 2025, the carrying value of the Company's investments in real estate was $28.7 billion including $556.7 million of investments in real estate held for sale. For the year ended December 31, 2025, the impairment of real estate was $2.2 billion. As discussed in Note 2 to the consolidated financial statements, the Company reviews current activities and changes in the business conditions of its investment in real estate to determine the existence of any triggering events or impairment indicators requiring an impairment analysis. If triggering events or impairment indicators are identified, the Company will review an estimate of the future undiscounted cash flows of the particular investment in real estate which will include a probability-weighted approach if multiple outcomes are under consideration. Impairment is recognized to reduce the carrying amount of a particular long-lived asset to be held and used to its estimated fair value when the estimate of future undiscounted cash flows for that asset is less than its carrying amount. When a long-lived asset is classified as held for sale, an impairment charge is recognized if the carrying amount of the asset exceeds its fair value less cost to sell.

Auditing the Company's evaluation of whether its investments in real estate to be held and used are recoverable was complex and involved a high degree of subjectivity in evaluating management's key assumptions used in estimating the undiscounted future cash flows including projected rental rates, exit capitalization rates, construction costs for projects under development and probability-weighting multiple scenarios under consideration, as they were based on assumptions about construction costs, available market information, current and historical operating results, known trends and current market/economic conditions that may affect the asset, and management's assumptions about the use of the asset. Further, auditing the measurement of the impairment charges recognized for investments in real estate held for sale was complex and involved a high degree of subjectivity in evaluating management's estimates of certain assets' fair values less costs to sell, which were based on valuations provided by third-party real estate brokers or management's conclusion on fair value based on recent comparable transactions.

*How we Addressed the Matter in Our Audit*

We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company's controls over the Company's investments in real estate impairment assessment process. For example, we tested controls over management's process for estimating and evaluating the assumptions used in the calculations of the future undiscounted cash flows for investments in real estate where impairment indicators existed as well as controls related to management's development of the fair value estimates for investments in real estate held for sale.

In auditing the Company's undiscounted future cash flows for investments in real estate to be held and used with identified indicators of impairment and measurement of impairment charges recognized for investments in real estate held for sale, we performed audit procedures over the Company's estimation of these assets' future cash flows or fair values, and for a sample of real estate assets, we involved a valuation specialist to assist in our assessment. For example, we compared fair value estimates and significant assumptions used to estimate future cash flows to the Company's historical accounting records or to available market data. We also tested the mathematical accuracy of management's forecasted cash flows. Additionally, for certain assumptions, we assessed management's sensitivity analyses in addition to performing our own sensitivity analyses to evaluate the changes in the cash flows of the investments in real estate that would result from changes in the assumptions.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1994.

Los Angeles, California
January 26, 2026

**Alexandria Real Estate Equities, Inc.**
**Consolidated Balance Sheets**
*(In thousands, except share and per share amounts)*

| | | December 31, | | |
|---|---|---|---|---|
| | | **2025** | | **2024** |
| **Assets** | | | | |
| Investments in real estate | $ | 28,689,996 | $ | 32,110,039 |
| Investments in unconsolidated real estate joint ventures | | 30,677 | | 39,873 |
| Cash and cash equivalents | | 549,062 | | 552,146 |
| Restricted cash | | 4,693 | | 7,701 |
| Tenant receivables | | 6,672 | | 6,409 |
| Deferred rent | | 1,179,403 | | 1,187,031 |
| Deferred leasing costs | | 458,311 | | 485,959 |
| Investments | | 1,501,249 | | 1,476,985 |
| Other assets | | 1,661,772 | | 1,661,306 |
| Total assets | $ | 34,081,835 | $ | 37,527,449 |
| | | | | |
| **Liabilities, Noncontrolling Interests, and Equity** | | | | |
| Secured notes payable | $ | — | $ | 149,909 |
| Unsecured senior notes payable | | 12,047,394 | | 12,094,465 |
| Unsecured senior line of credit and commercial paper | | 353,161 | | — |
| Accounts payable, accrued expenses, and other liabilities | | 2,397,073 | | 2,654,351 |
| Dividends payable | | 127,771 | | 230,263 |
| Total liabilities | | 14,925,399 | | 15,128,988 |
| | | | | |
| Commitments and contingencies | | | | |
| | | | | |
| Redeemable noncontrolling interests | | 58,788 | | 19,972 |
| | | | | |
| Alexandria Real Estate Equities, Inc.'s stockholders' equity: | | | | |
| Common stock, $0.01 par value per share, 400,000,000 shares authorized as of December 31, 2025 and 2024; 170,537,867 and 172,203,443 shares issued and outstanding as of December 31, 2025 and 2024, respectively | | 1,705 | | 1,722 |
| Additional paid-in capital | | 15,497,760 | | 17,933,572 |
| Accumulated other comprehensive loss | | (29,395) | | (46,252) |
| Alexandria Real Estate Equities, Inc.'s stockholders' equity | | 15,470,070 | | 17,889,042 |
| Noncontrolling interests | | 3,627,578 | | 4,489,447 |
| Total equity | | 19,097,648 | | 22,378,489 |
| Total liabilities, noncontrolling interests, and equity | $ | 34,081,835 | $ | 37,527,449 |

The accompanying notes are an integral part of these consolidated financial statements.

**Alexandria Real Estate Equities, Inc.**
**Consolidated Statements of Operations**
*(In thousands, except per share amounts)*

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2025 | | 2024 | | 2023 |
| Revenues: | | | | | | |
| Income from rentals | $ | 2,945,175 | $ | 3,049,706 | $ | 2,842,456 |
| Other income | | 81,381 | | 66,688 | | 43,243 |
| Total revenues | | 3,026,556 | | 3,116,394 | | 2,885,699 |
| | | | | | | |
| Expenses: | | | | | | |
| Rental operations | | 922,605 | | 909,265 | | 859,180 |
| General and administrative | | 117,047 | | 168,359 | | 199,354 |
| Interest | | 226,698 | | 185,838 | | 74,204 |
| Depreciation and amortization | | 1,350,478 | | 1,202,380 | | 1,093,473 |
| Impairment of real estate | | 2,202,818 | | 223,068 | | 461,114 |
| Loss on early extinguishment of debt | | 107 | | — | | — |
| Total expenses | | 4,819,753 | | 2,688,910 | | 2,687,325 |
| | | | | | | |
| Equity in (losses) earnings of unconsolidated real estate joint ventures | | (9,631) | | 7,059 | | 980 |
| Investment loss | | (56,343) | | (53,122) | | (195,397) |
| Gain on sales of real estate | | 642,445 | | 129,312 | | 277,037 |
| Net (loss) income | | (1,216,726) | | 510,733 | | 280,994 |
| Net income attributable to noncontrolling interests | | (212,844) | | (187,784) | | (177,355) |
| Net (loss) income attributable to Alexandria Real Estate Equities, Inc.'s stockholders | | (1,429,570) | | 322,949 | | 103,639 |
| Net income attributable to unvested restricted stock awards | | (8,417) | | (13,394) | | (11,195) |
| Net (loss) income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders | $ | (1,437,987) | $ | 309,555 | $ | 92,444 |
| | | | | | | |
| Net (loss) income per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders: | | | | | | |
| Basic | $ | (8.44) | $ | 1.80 | $ | 0.54 |
| Diluted | $ | (8.44) | $ | 1.80 | $ | 0.54 |

The accompanying notes are an integral part of these consolidated financial statements.

**Alexandria Real Estate Equities, Inc.**
**Consolidated Statements of Comprehensive Income**
*(In thousands)*

|  | Year Ended December 31, | | |
|  | 2025 | 2024 | 2023 |
|---|---|---|---|
| Net (loss) income | $ (1,216,726) | $ 510,733 | $ 280,994 |
| Other comprehensive income (loss) | | | |
| Change in foreign currency translation adjustments: | | | |
| Unrealized foreign currency translation gains (losses) during the period | 15,160 | (29,719) | 4,916 |
| Reclassification of losses (gains) | 1,697 | (637) | — |
| Unrealized gains (losses) on foreign currency translation, net | 16,857 | (30,356) | 4,916 |
|  | | | |
| Total other comprehensive income (loss) | 16,857 | (30,356) | 4,916 |
| Comprehensive (loss) income | (1,199,869) | 480,377 | 285,910 |
| Less: comprehensive income attributable to noncontrolling interests | (212,844) | (187,784) | (177,355) |
| Comprehensive (loss) income attributable to Alexandria Real Estate Equities, Inc.'s stockholders | $ (1,412,713) | $ 292,593 | $ 108,555 |

The accompanying notes are an integral part of these consolidated financial statements.

**Alexandria Real Estate Equities, Inc.**
**Consolidated Statements of Changes in Stockholders' Equity and Noncontrolling Interests**
*(Dollars in thousands)*

| | Alexandria Real Estate Equities, Inc.'s Stockholders' Equity | | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Number of Common Shares | Common Stock | Additional Paid-In Capital | Retained Earnings | Accumulated Other Comprehensive Loss | Noncontrolling Interests | Total Equity | Redeemable Noncontrolling Interests |
| Balance as of December 31, 2022 | 170,748,395 | $ 1,707 | $ 18,991,492 | $ — | $ (20,812) | $ 3,701,248 | $ 22,673,635 | $ 9,612 |
| Net income | — | — | — | 103,639 | — | 176,431 | 280,070 | 924 |
| Total other comprehensive income | — | — | — | — | 4,916 | — | 4,916 | — |
| Contributions from and sales of noncontrolling interests | — | — | 33,896 | — | — | 508,693 | 542,589 | 35,250 |
| Distributions to and redemption of noncontrolling interests | — | — | — | — | — | (243,268) | (243,268) | (37,072) |
| Transfer of noncontrolling interest | — | — | — | — | — | (7,766) | (7,766) | 7,766 |
| Issuance of common stock | 699,274 | 7 | 103,839 | — | — | — | 103,846 | — |
| Issuance pursuant to stock plan | 798,729 | 8 | 156,257 | — | — | — | 156,265 | — |
| Taxes related to net settlement of equity awards | (335,799) | (3) | (43,595) | — | — | — | (43,598) | — |
| Dividends declared on common stock ($4.96 per share) | — | — | — | (860,176) | — | — | (860,176) | — |
| Reclassification of distributions in excess of earnings | — | — | (756,537) | 756,537 | — | — | — | — |
| Balance as of December 31, 2023 | 171,910,599 | 1,719 | 18,485,352 | — | (15,896) | 4,135,338 | 22,606,513 | 16,480 |
| Net income | — | — | — | 322,949 | — | 186,694 | 509,643 | 1,090 |
| Total other comprehensive loss | — | — | — | — | (30,356) | — | (30,356) | — |
| Contributions from and sales of noncontrolling interests | — | — | 8,396 | — | — | 405,016 | 413,412 | — |
| Distributions to and redemption of noncontrolling interests | — | — | (8,084) | — | — | (264,149) | (272,233) | (1,235) |
| Transfer of noncontrolling interest | — | — | — | — | — | (3,637) | (3,637) | 3,637 |
| Reallocation of capital to joint venture partner | — | — | (30,185) | — | — | 30,185 | — | — |
| Issuance of common stock | 229,558 | 2 | 27,101 | — | — | — | 27,103 | — |
| Issuance pursuant to stock plan | 951,195 | 10 | 129,288 | — | — | — | 129,298 | — |
| Taxes related to net settlement of equity awards | (391,633) | (4) | (44,147) | — | — | — | (44,151) | — |
| Repurchase of common stock | (496,276) | (5) | (50,102) | — | — | — | (50,107) | — |
| Dividends declared on common stock ($5.19 per share) | — | — | — | (906,996) | — | — | (906,996) | — |
| Reclassification of distributions in excess of earnings | — | — | (584,047) | 584,047 | — | — | — | — |
| Balance as of December 31, 2024 | 172,203,443 | $ 1,722 | $ 17,933,572 | $ — | $ (46,252) | $ 4,489,447 | $ 22,378,489 | $ 19,972 |

The accompanying notes are an integral part of these consolidated financial statements.

**Alexandria Real Estate Equities, Inc.**
**Consolidated Statements of Changes in Stockholders' Equity and Noncontrolling Interests (continued)**
*(Dollars in thousands)*

| | Number of Common Shares | Common Stock | Additional Paid-In Capital | Retained Earnings | Accumulated Other Comprehensive Loss | Noncontrolling Interests | Total Equity | Redeemable Noncontrolling Interests |
|---|---|---|---|---|---|---|---|---|
| | | | Alexandria Real Estate Equities, Inc.'s Stockholders' Equity | | | | | |
| Balance as of December 31, 2024 | 172,203,443 | $ 1,722 | $ 17,933,572 | $ — | $ (46,252) | $ 4,489,447 | $ 22,378,489 | $ 19,972 |
| Net (loss) income | — | — | — | (1,429,570) | — | 211,133 | (1,218,437) | 1,711 |
| Total other comprehensive income | — | — | — | — | 16,857 | — | 16,857 | — |
| Contributions from and sales of noncontrolling interests | — | — | (2,354) | — | — | 167,841 | 165,487 | — |
| Distributions to and redemption of noncontrolling interests | — | — | (73,365) | — | — | (1,045,489) | (1,118,854) | (11,605) |
| Deconsolidation of noncontrolling interests upon real estate asset sales | — | — | — | — | — | (153,475) | (153,475) | — |
| Transfer of noncontrolling interests | — | — | — | — | — | (48,710) | (48,710) | 48,710 |
| Reallocation of capital to joint venture partner | — | — | (6,831) | — | — | 6,831 | — | — |
| Issuance pursuant to stock plan | 817,304 | 8 | 117,280 | — | — | — | 117,288 | — |
| Taxes related to net settlement of equity awards | (330,587) | (3) | (23,549) | — | — | — | (23,552) | — |
| Repurchase of common stock | (2,152,293) | (22) | (208,165) | — | — | — | (208,187) | — |
| Dividends declared on common stock ($4.68 per share) | — | — | — | (809,258) | — | — | (809,258) | — |
| Reclassification of distributions in excess of earnings | — | — | (2,238,828) | 2,238,828 | — | — | — | — |
| Balance as of December 31, 2025 | 170,537,867 | $ 1,705 | $ 15,497,760 | $ — | $ (29,395) | $ 3,627,578 | $ 19,097,648 | $ 58,788 |

The accompanying notes are an integral part of these consolidated financial statements.


**Alexandria Real Estate Equities, Inc.**
**Consolidated Statements of Cash Flows**
*(In thousands)*


| | Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| **Operating Activities** | | | |
| Net (loss) income | $ (1,216,726) | $ 510,733 | $ 280,994 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 1,350,478 | 1,202,380 | 1,093,473 |
| Impairment of real estate | 2,202,818 | 223,068 | 461,114 |
| Gain on sales of real estate | (642,445) | (129,312) | (277,037) |
| Loss on early extinguishment of debt | 107 | — | — |
| Equity in losses (earnings) of unconsolidated real estate joint ventures | 9,631 | (7,059) | (980) |
| Distributions of earnings from unconsolidated real estate joint ventures | 2,179 | 2,982 | 3,257 |
| Amortization of loan fees | 18,292 | 17,130 | 15,486 |
| Amortization of debt discounts | 1,336 | 1,309 | 1,207 |
| Amortization of acquired above- and below-market leases | (37,763) | (85,679) | (93,331) |
| Deferred rent | (73,476) | (143,329) | (133,917) |
| Stock compensation expense | 41,119 | 59,634 | 82,858 |
| Investment loss | 56,343 | 53,122 | 195,397 |
| Changes in operating assets and liabilities: | | | |
| Tenant receivables | (252) | 1,766 | (102) |
| Deferred leasing costs | (123,195) | (108,346) | (109,339) |
| Other assets | (56,577) | (37,052) | 798 |
| Accounts payable, accrued expenses, and other liabilities | (117,823) | (56,823) | 110,672 |
| Net cash provided by operating activities | 1,414,046 | 1,504,524 | 1,630,550 |
| | | | |
| **Investing Activities** | | | |
| Proceeds from sales of real estate | 2,320,875 | 1,220,206 | 1,195,743 |
| Additions to real estate | (1,870,924) | (2,422,625) | (3,418,296) |
| Purchases of real estate | — | (248,699) | (265,750) |
| Change in escrow deposits | (7,364) | 3,864 | (5,582) |
| Investments in unconsolidated real estate joint ventures | (11,296) | (3,927) | (658) |
| Return of capital from unconsolidated real estate joint ventures | 566 | 2,916 | — |
| Additions to non-real estate investments | (238,763) | (236,357) | (189,472) |
| Sales of and distributions from non-real estate investments | 169,003 | 173,927 | 183,396 |
| Net cash provided by (used in) investing activities | $ 362,097 | $ (1,510,695) | $ (2,500,619) |


The accompanying notes are an integral part of these consolidated financial statements.


**Alexandria Real Estate Equities, Inc.**
**Consolidated Statements of Cash Flows**
*(In thousands)*

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2025 | | 2024 | | 2023 |
| **Financing Activities** | | | | | | |
| Borrowings under secured notes payable | $ | 4,031 | $ | 29,919 | $ | 59,957 |
| Repayments of borrowings under secured notes payable | | (154,212) | | (32) | | (30) |
| Proceeds from issuances of unsecured senior notes payable | | 548,532 | | 998,806 | | 996,205 |
| Repayment of unsecured senior notes payable | | (600,000) | | — | | — |
| Borrowings under unsecured senior line of credit | | 700,000 | | — | | 1,245,000 |
| Repayments of borrowings under unsecured senior line of credit | | (700,000) | | — | | (1,245,000) |
| Proceeds from issuances under commercial paper program | | 25,426,375 | | 13,010,600 | | 9,234,000 |
| Repayments of borrowings under commercial paper program | | (25,072,875) | | (13,110,600) | | (9,134,000) |
| Payments of loan fees | | (5,307) | | (35,871) | | (16,047) |
| Taxes paid related to net settlement of equity awards | | (24,409) | | (62,413) | | (24,592) |
| Proceeds from issuance of common stock | | — | | 27,103 | | 103,846 |
| Repurchase of common stock | | (208,187) | | (50,107) | | — |
| Dividends on common stock | | (911,450) | | (898,557) | | (847,483) |
| Contributions from and sales of noncontrolling interests | | 165,488 | | 306,473 | | 547,391 |
| Distributions to and purchases of noncontrolling interests | | (951,780) | | (308,636) | | (245,091) |
| Net cash (used in) provided by financing activities | | (1,783,794) | | (93,315) | | 674,156 |
| | | | | | | |
| Effect of foreign exchange rate changes on cash and cash equivalents | | 1,559 | | (1,438) | | (1,291) |
| | | | | | | |
| Net decrease in cash, cash equivalents, and restricted cash | | (6,092) | | (100,924) | | (197,204) |
| Cash, cash equivalents, and restricted cash as of the beginning of period | | 559,847 | | 660,771 | | 857,975 |
| Cash, cash equivalents, and restricted cash as of the end of period | $ | 553,755 | $ | 559,847 | $ | 660,771 |
| | | | | | | |
| **Supplemental Disclosure and Non-Cash Investing and Financing Activities:** | | | | | | |
| Cash paid during the period for interest, net of interest capitalized | $ | 204,030 | $ | 160,082 | $ | 46,583 |
| Accrued construction for current-period additions to real estate | $ | 339,481 | $ | 465,611 | $ | 629,351 |
| Derecognition of net investment in real estate from sales-type lease | $ | 4,677 | $ | — | $ | — |
| Deconsolidation of noncontrolling interests upon real estate sales | $ | 153,475 | $ | — | $ | — |
| Contribution of assets from and issuance of noncontrolling interest to real estate joint venture partner | $ | — | $ | 106,941 | $ | 33,250 |
| Transfer of real estate assets and/or equipment from tenants | $ | 178,651 | $ | 129,154 | $ | 31,310 |
| Reallocation of additional paid-in-capital to consolidated joint venture partner's noncontrolling interest | $ | 6,831 | $ | 30,185 | $ | — |
| Notes receivable issued in connection with sales of real estate | $ | 123,950 | $ | 104,166 | $ | — |
| Initial recognition of right-of-use asset and lease liability | $ | — | $ | 265,203 | $ | — |
| Payable for purchase of noncontrolling interest | $ | — | $ | — | $ | (35,250) |
| Exchange of joint venture interests:[(1)] | | | | | | |
| Disposition of our interest in Pacific Technology Park | $ | 82,392 | $ | — | $ | — |
| Acquisition of our partner's noncontrolling interest in 199 East Blaine Street | $ | 96,543 | $ | — | $ | — |

(1)   Refer to Note 4 – "Consolidated and unconsolidated real estate joint ventures" for additional information.

The accompanying notes are an integral part of these consolidated financial statements.

**Alexandria Real Estate Equities, Inc.**
**Notes to Consolidated Financial Statements**

## 1. ORGANIZATION AND BASIS OF PRESENTATION

Alexandria Real Estate Equities, Inc. (NYSE: ARE), an S&P 500® life science REIT, is the pioneer of the life science real estate niche since its founding in 1994. Alexandria is the preeminent and longest-tenured owner, operator, and developer of collaborative Megacampus™ ecosystems in AAA life science innovation cluster locations, including Greater Boston, the San Francisco Bay Area, San Diego, Seattle, Maryland, Research Triangle, and New York City. As of December 31, 2025, Alexandria has a total market capitalization of $20.75 billion and an asset base in North America that includes 35.9 million RSF of operating properties and 3.5 million RSF of Class A/A+ properties undergoing construction. As used in this annual report on Form 10-K, references to the "Company," "Alexandria," "ARE," "we," "us," and "our" refer to Alexandria Real Estate Equities, Inc. and its consolidated subsidiaries. The accompanying consolidated financial statements include the accounts of Alexandria Real Estate Equities, Inc. and its consolidated subsidiaries. All significant intercompany balances and transactions have been eliminated.

Any references to our total market capitalization, number or quality of buildings or tenants, quality of location, square footage, number of leases, or occupancy percentage, and any amounts derived from these values in these notes to consolidated financial statements are outside the scope of our independent registered public accounting firm's procedures.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Consolidation

On an ongoing basis, as circumstances indicate the need for reconsideration, we evaluate each legal entity that is not wholly owned by us in accordance with the consolidation accounting guidance. Our evaluation considers all of our variable interests, including equity ownership, as well as fees paid to us for our involvement in the management of each partially owned entity. To fall within the scope of the consolidation guidance, an entity must meet both of the following criteria:

- The entity has a legal structure that has been established to conduct business activities and to hold assets; such entity can be in the form of a partnership, limited liability company, or corporation, among others; and
- We have a variable interest in the legal entity — i.e., variable interests that are contractual, such as equity ownership, or other financial interests that change with changes in the fair value of the entity's net assets.

If an entity does not meet both criteria above, we apply other accounting literature, such as the equity method of accounting. If an entity does meet both criteria above, we evaluate such entity for consolidation under either the variable interest model if the legal entity meets any of the characteristics below to qualify as a VIE, or under the voting model for all other legal entities that are not VIEs.

A legal entity is determined to be a VIE if it has any of the following three characteristics:

1) The entity does not have sufficient equity to finance its activities without additional subordinated financial support;
2) The entity is established with non-substantive voting rights (i.e., the entity deprives the majority economic interest holder(s) of voting rights); or
3) The equity holders, as a group, lack the characteristics of a controlling financial interest. Equity holders meet this criterion if they lack any of the following:
    - The power, through voting rights or similar rights, to direct the activities of the entity that most significantly influence the entity's economic performance, as evidenced by:
        - Substantive participating rights in day-to-day management of the entity's activities; or
        - Substantive kick-out rights over the party responsible for significant decisions;
    - The obligation to absorb the entity's expected losses; or
    - The right to receive the entity's expected residual returns.

For an entity, including our real estate joint ventures, structured as a limited partnership or a limited liability company, our evaluation of whether the equity holders (equity partners other than the general partner or the managing member of a joint venture) lack the characteristics of a controlling financial interest includes the evaluation of whether the limited partners or non-managing members (the noncontrolling equity holders) lack both substantive participating rights and substantive kick-out rights, defined as follows:

- Participating rights provide the noncontrolling equity holders the ability to direct significant financial and operating decisions made in the ordinary course of business that most significantly influence the entity's economic performance.
- Kick-out rights allow the noncontrolling equity holders to remove the general partner or managing member without cause.

If we conclude that any of the three characteristics of a VIE are met, including that the equity holders lack the characteristics of a controlling financial interest because they lack both substantive participating rights and substantive kick-out rights, we conclude that the entity is a VIE and evaluate it for consolidation under the variable interest model.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Variable interest model

If an entity is determined to be a VIE, we evaluate whether we are the primary beneficiary. The primary beneficiary analysis is a qualitative analysis based on power and benefits. We consolidate a VIE if we have both power and benefits — that is, (i) we have the power to direct the activities of a VIE that most significantly influence the VIE's economic performance (power) and (ii) we have the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE (benefits). We consolidate VIEs whenever we determine that we are the primary beneficiary. Refer to Note 4 – "Consolidated and unconsolidated real estate joint ventures" and Note 7 – "Investments" to our consolidated financial statements for information on specific entities that qualify as VIEs. If we have a variable interest in a VIE but are not the primary beneficiary, we account for our investment using the equity method.

### Voting model

If a legal entity fails to meet any of the three characteristics of a VIE (i.e., insufficiency of equity, existence of non-substantive voting rights, or lack of a controlling financial interest), we then evaluate such entity under the voting model. Under the voting model, we consolidate the entity if we determine that we, directly or indirectly, have greater than 50% of the voting shares (or own a majority of the limited partnership's kick-out rights through voting interests), and that other equity holders do not have substantive participating rights.

Refer to Note 4 – "Consolidated and unconsolidated real estate joint ventures" to our consolidated financial statements for information on specific joint ventures that qualify for evaluation under the voting model.

### Noncontrolling interests in consolidated real estate joint ventures

Noncontrolling interests represent the third-party interests in consolidated real estate joint ventures in which we have a controlling interest. Certain of our partners' noncontrolling interests have the right to require us to redeem their ownership interests in the respective entities. We classify the ownership interests in these entities as redeemable noncontrolling interests outside of total equity in our consolidated balance sheets. Redeemable noncontrolling interests are adjusted for additional contributions and distributions, the proportionate share of net earnings or losses, and other comprehensive income or loss. If the amount of a redeemable noncontrolling interest is less than the maximum redemption value at the balance sheet date, such amount is adjusted to the maximum redemption value. Subsequent declines in the redemption value are recognized only to the extent that previous increases have been recognized.

### Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, and equity; the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements; and the amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

### Investments in real estate

### Evaluation of business combination or asset acquisition

We evaluate each acquisition of real estate or in-substance real estate (including equity interests in entities that predominantly hold real estate assets) to determine whether the integrated set of assets and activities acquired meets the definition of a business and needs to be accounted for as a business combination. An acquisition of an integrated set of assets and activities that does not meet the definition of a business is accounted for as an asset acquisition. If either of the following criteria is met, the integrated set of assets and activities acquired would not qualify as a business:

- Substantially all of the fair value of the gross assets acquired is concentrated in either a single identifiable asset or a group of similar identifiable assets; or
- The integrated set of assets and activities is lacking, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs (i.e., revenue generated before and after the transaction).

An acquired process is considered substantive if:

- The process includes an organized workforce (or includes an acquired contract that provides access to an organized workforce) that is skilled, knowledgeable, and experienced in performing the process;
- The process cannot be replaced without significant cost, effort, or delay; or
- The process is considered unique or scarce.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Generally, our acquisitions of real estate or in-substance real estate do not meet the definition of a business because substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets (i.e., land, buildings, and related intangible assets) or because the acquisition does not include a substantive process in the form of an acquired workforce or an acquired contract that cannot be replaced without significant cost, effort, or delay. When evaluating acquired service or management contracts, we consider the nature of the services performed, the terms of the contract relative to similar arm's-length contracts, and the availability of comparable vendors in evaluating whether the acquired contract constitutes a substantive process.

### Recognition of real estate acquired

We evaluate each acquisition of real estate or in-substance real estate (including equity interests in entities that predominantly hold real estate assets) to determine whether the integrated set of assets and activities acquired meets the definition of a business and needs to be accounted for as a business combination. An acquisition of an integrated set of assets and activities that does not meet the definition of a business is accounted for as an asset acquisition.

For acquisitions of real estate or in-substance real estate that are accounted for as business combinations, we allocate the acquisition consideration (excluding acquisition costs) to the assets acquired, liabilities assumed, noncontrolling interests, and previously existing ownership interests at fair value as of the acquisition date. Assets include intangible assets such as tenant relationships, acquired in-place leases, and favorable intangibles associated with in-place leases in which we are the lessor. Liabilities include unfavorable intangibles associated with in-place leases in which we are the lessor. In addition, for acquired in-place finance or operating leases in which we are the lessee, acquisition consideration is allocated to lease liabilities and related right-of-use assets, adjusted to reflect favorable or unfavorable terms of the lease when compared with market terms. Any excess (deficit) of the consideration transferred relative to the fair value of the net assets acquired is accounted for as goodwill (bargain purchase gain). Acquisition costs related to business combinations are expensed as incurred.

Generally, we expect that acquisitions of real estate or in-substance real estate will not meet the definition of a business because substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets (i.e., land, buildings, and related intangible assets). The accounting model for asset acquisitions is similar to the accounting model for business combinations, except that the acquisition consideration (including acquisition costs) is allocated to the individual assets acquired and liabilities assumed on a relative fair value basis. Any excess (deficit) of the consideration transferred relative to the sum of the fair value of the assets acquired and liabilities assumed is allocated to the individual assets and liabilities based on their relative fair values. As a result, asset acquisitions do not result in the recognition of goodwill or a bargain purchase gain. Incremental and external direct acquisition costs related to acquisitions of real estate or in-substance real estate (such as legal and other third-party services) are capitalized.

We exercise judgment to determine the key assumptions used to allocate the purchase price of real estate acquired among its components. The allocation of the consideration to the various components of properties acquired during the year can have an effect on our net income due to the useful depreciable and amortizable lives applicable to each component and the recognition of the related depreciation and amortization expense in our consolidated statements of operations. We apply judgment in utilizing available comparable market information to assess relative fair value. We assess the relative fair values of tangible and intangible assets and liabilities based on available comparable market information, including estimated replacement costs, rental rates, and recent market transactions. In addition, we may use estimated cash flow projections that utilize appropriate discount and capitalization rates. Estimates of future cash flows are based on a number of factors, including the historical operating results, known and anticipated trends, and market/economic conditions that may affect the property.

The value of tangible assets acquired is based upon our estimation of fair value on an "as if vacant" basis. The value of acquired in-place leases includes the estimated costs during the hypothetical lease-up period and other costs that would have been incurred in the execution of similar leases under the market conditions at the acquisition date of the acquired in-place lease. If there is a bargain fixed-rate renewal option for the period beyond the noncancelable lease term of an in-place lease, we evaluate intangible factors, such as the business conditions in the industry in which the lessee operates, the economic conditions in the area in which the property is located, and the ability of the lessee to sublease the property during the renewal term, in order to determine the likelihood that the lessee will renew. When we determine that there is reasonable assurance that such bargain purchase option will be exercised, we consider the option in determining the intangible value of such lease and its related amortization period. We also recognize the relative fair values of assets acquired, the liabilities assumed, and any noncontrolling interest in acquisitions of less than a 100% interest when the acquisition constitutes a change in control of the acquired entity.

## 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Depreciation and amortization

The values allocated to buildings and building improvements, land improvements, tenant improvements, and equipment are depreciated on a straight-line basis. For buildings and building improvements, we depreciate using the shorter of the respective ground lease terms or their estimated useful lives, not to exceed 40 years. Land improvements are depreciated over their estimated useful lives, not to exceed 20 years. Tenant improvements are depreciated over their respective lease terms or estimated useful lives, and equipment is depreciated over the shorter of the lease term or its estimated useful life. The values of the right-of-use assets are amortized on a straight-line basis over the remaining terms of each related lease. The values of acquired in-place leases and associated favorable intangibles (i.e., acquired above-market leases) are classified in other assets in our consolidated balance sheets and are amortized over the remaining terms of the related leases as a reduction of income from rentals in our consolidated statements of operations. The values of unfavorable intangibles (i.e., acquired below-market leases) associated with acquired in-place leases are classified in accounts payable, accrued expenses, and other liabilities in our consolidated balance sheets and are amortized over the remaining terms of the related leases as an increase in income from rentals in our consolidated statements of operations.

### Capitalized project costs

We capitalize project costs, including pre-construction costs, interest, property taxes, insurance, and other costs directly related and essential to the development, redevelopment, pre-construction, or construction of a project. Capitalization of development, redevelopment, pre-construction, and construction costs is required while activities are ongoing to prepare an asset for its intended use. Fluctuations in our development, redevelopment, pre-construction, and construction activities could result in significant changes to total expenses and net income. Costs incurred after a project is substantially complete and ready for its intended use are expensed as incurred. Should development, redevelopment, pre-construction, or construction activity cease, interest, property taxes, insurance, and certain other costs would no longer be eligible for capitalization and would be expensed as incurred. Expenditures for repairs and maintenance are expensed as incurred.

### Real estate sales

A property is classified as held for sale when all of the following criteria for a plan of sale have been met: (i) management, having the authority to approve the action, commits to a plan to sell the property; (ii) the property is available for immediate sale in its present condition, subject only to terms that are usual and customary; (iii) an active program to locate a buyer and other actions required to complete the plan to sell have been initiated; (iv) the sale of the property is probable and is expected to be completed within one year; (v) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions necessary to complete the plan of sale indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Depreciation of assets ceases upon designation of a property as held for sale.

If the disposal of a property represents a strategic shift that has (or will have) a major effect on our operations or financial results, such as (i) a major line of business, (ii) a major geographic area, (iii) a major equity method investment, or (iv) other major parts of an entity, then the operations of the property, including any interest expense directly attributable to it, are classified as discontinued operations in our consolidated statements of operations, and amounts for all prior periods presented are reclassified from continuing operations to discontinued operations. The disposal of an individual property generally will not represent a strategic shift and therefore will typically not meet the criteria for classification as a discontinued operation.

We recognize gains or losses on real estate sales in accordance with the accounting standard on the derecognition of nonfinancial assets arising from contracts with noncustomers. Our ordinary output activities consist of the leasing of space to our tenants in our operating properties, not the sales of real estate. Therefore, sales of real estate (in which we are the seller) qualify as contracts with noncustomers. In our transactions with noncustomers, we apply certain recognition and measurement principles consistent with our method of recognizing revenue arising from contracts with customers. Derecognition of the asset is based on the transfer of control. If a real estate sales contract includes our ongoing involvement with the property, then we evaluate each promised good or service under the contract to determine whether it represents a separate performance obligation, constitutes a guarantee, or prevents the transfer of control. If a good or service is considered a separate performance obligation, an allocated portion of the transaction price is recognized as revenue as we transfer the related good or service to the buyer.

The recognition of gain or loss on the sale of a partial interest also depends on whether we retain a controlling or noncontrolling interest in the property. If we retain a controlling interest in the property upon completion of the sale, we continue to reflect the asset at its book value, record a noncontrolling interest for the book value of the partial interest sold, and recognize additional paid-in capital for the difference between the consideration received and the partial interest at book value. Conversely, if we retain a noncontrolling interest upon completion of the sale of a partial interest of real estate, we recognize a gain or loss as if 100% of the asset were sold.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Impairment of long-lived assets

Prior to and subsequent to the end of each quarter, we review current activities and changes in the business conditions of all of our long-lived assets to determine the existence of any triggering events or impairment indicators requiring an impairment analysis. If triggering events or impairment indicators are identified, we review an estimate of the future undiscounted cash flows, including, if necessary, a probability-weighted approach if multiple outcomes are under consideration.

Long-lived assets to be held and used, including our rental properties, CIP, land held for development, right-of-use assets related to operating leases in which we are the lessee, and intangibles, are individually evaluated for impairment when conditions exist that may indicate that the carrying amount of a long-lived asset may not be recoverable. The carrying amount of a long-lived asset to be held and used is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Triggering events or impairment indicators for long-lived assets to be held and used are assessed by project and include significant fluctuations in estimated net operating income, occupancy changes, significant near-term lease expirations, current and historical operating and/or cash flow losses, construction costs, estimated completion dates, rental rates, and other market factors. We assess the expected undiscounted cash flows based upon numerous factors, including, but not limited to, projected rental rates, estimated exit capitalization rates, and anticipated construction costs for projects under construction, which are based on available market information, current and historical operating results, known trends, current market/economic conditions that may affect the asset, and our assumptions about the use of the asset, including, if necessary, a probability-weighted approach if multiple outcomes are under consideration.

Upon determination that an impairment has occurred, a write-down is recognized to reduce the carrying amount of the asset to its estimated fair value. If an impairment charge is not required to be recognized, the recognition of depreciation or amortization is adjusted prospectively, as necessary, to reduce the carrying amount of the asset to its estimated disposition value over the remaining period that the asset is expected to be held and used. We may adjust depreciation of properties that are expected to be disposed of or redeveloped prior to the end of their useful lives.

We use the held for sale impairment model for our properties classified as held for sale, which is different from the held and used impairment model. Under the held for sale impairment model, an impairment charge is recognized if the carrying amount of the long-lived asset classified as held for sale exceeds its fair value less cost to sell. Because of these two different models, it is possible for a long-lived asset previously classified as held and used to require the recognition of an impairment charge upon classification as held for sale.

### International operations

In addition to operating properties in the U.S., we have 11 properties in Canada. The functional currency for our subsidiaries operating in the U.S. is the U.S. dollar. The local currency of a foreign subsidiary serves as its functional currency. The assets and liabilities of our foreign subsidiaries are translated into U.S. dollars at the exchange rate in effect as of the financial statement date. Revenue and expense accounts of our foreign subsidiaries are translated using the weighted-average exchange rate for the periods presented. Gains or losses resulting from the translation are classified in accumulated other comprehensive income (loss) as a separate component of total equity and are excluded from net income (loss).

Whenever a foreign investment meets the criteria for classification as held for sale, we evaluate the recoverability of the investment under the held for sale impairment model. We may recognize an impairment charge if the carrying amount of the investment exceeds its fair value less cost to sell. In determining an investment's carrying amount, we consider its net book value and any cumulative unrealized foreign currency translation adjustment related to the investment.

The appropriate amounts of foreign exchange rate gains or losses classified in accumulated other comprehensive income (loss) are reclassified to net income (loss) when realized upon the sale of our investment or upon the complete or substantially complete liquidation of our investment.

## 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Investments

We hold investments in publicly traded companies and privately held entities primarily involved in the life science industry. As a REIT, we generally limit our ownership of each individual entity's voting stock to less than 10%. We evaluate each investment to determine whether we have the ability to exercise significant influence, but not control, over an investee. We evaluate investments in which our ownership is equal to or greater than 20%, but less than or equal to 50%, of an investee's voting stock with a presumption that we have this ability. For our investments in limited partnerships that maintain specific ownership accounts, we presume that such ability exists when our ownership interest exceeds 3% to 5%. In addition to our ownership interest, we consider whether we have a board seat or whether we participate in the investee's policymaking process, among other criteria, to determine if we have the ability to exert significant influence, but not control, over an investee. If we determine that we have such ability, we account for the investment under the equity method, as described below. From time to time, we may hold equity investments in publicly traded companies that are subject to temporary contractual sale restrictions. We do not recognize a discount related to a contractual sale restriction.

### Investments accounted for under the equity method

Under the equity method of accounting, we initially recognize our investment at cost and subsequently adjust the carrying amount of the investment for our share of earnings or losses reported by the investee, distributions received, and other-than-temporary impairments. For additional information about our investments accounted for under the equity method, refer to Note 7 – "Investments" to our consolidated financial statements.

### Investments that do not qualify for the equity method of accounting

For investees over which we determine that we do not have the ability to exercise significant influence or control, we account for each investment depending on whether it is an investment in a (i) publicly traded company, (ii) privately held entity that reports NAV per share, or (iii) privately held entity that does not report NAV per share, as described below.

*Investments in publicly traded companies*

Our investments in publicly traded companies are classified as investments with readily determinable fair values and are presented at fair value in our consolidated balance sheets, with changes in fair value classified in investment income (loss) in our consolidated statements of operations. The fair values for our investments in publicly traded companies are determined based on sales prices or quotes available on securities exchanges.

*Investments in privately held companies*

Our investments in privately held entities without readily determinable fair values consist of (i) investments in privately held entities that report NAV per share and (ii) investments in privately held entities that do not report NAV per share. These investments are accounted for as follows:

#### Investments in privately held entities that report NAV per share

Investments in privately held entities that report NAV per share, such as our privately held investments in limited partnerships, are presented at fair value using NAV as a practical expedient, with changes in fair value classified in investment income (loss) in our consolidated statements of operations. We use NAV per share reported by limited partnerships generally without adjustment, unless we are aware of information indicating that the NAV reported by a limited partnership does not accurately reflect the fair value of the investment at our reporting date.

#### Investments in privately held entities that do not report NAV per share

Investments in privately held entities that do not report NAV per share are accounted for using a measurement alternative under which these investments are measured at cost, adjusted for observable price changes and impairments, with changes classified in investment income (loss) in our consolidated statements of operations.

An observable price arises from an orderly transaction for an identical or similar investment of the same issuer, which is observed by an investor without expending undue cost and effort. Observable price changes result from, among other things, equity transactions of the same issuer executed during the reporting period, including subsequent equity offerings or other reported equity transactions related to the same issuer. To determine whether these transactions are indicative of an observable price change, we evaluate, among other factors, whether these transactions have similar rights and obligations, including voting rights, distribution preferences, and conversion rights to the investments we hold.

## 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

**Impairment evaluation of equity method investments and investments in privately held entities that do not report NAV per share**

We monitor equity method investments and investments in privately held entities that do not report NAV per share for new developments, including operating results, prospects and results of clinical trials, new product initiatives, new collaborative agreements, capital-raising events, and merger and acquisition activities. These investments are evaluated on the basis of a qualitative assessment for indicators of impairment by monitoring the presence of the following triggering events or impairment indicators:

(i)    a significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee;

(ii)    a significant adverse change in the regulatory, economic, or technological environment of the investee;

(iii)    a significant adverse change in the general market condition, including the research and development of technology and products that the investee is bringing or attempting to bring to the market;

(iv)    significant concerns about the investee's ability to continue as a going concern; and/or

(v)    a decision by investors to cease providing support or reduce their financial commitment to the investee.

If such indicators are present, we are required to estimate the investment's fair value and immediately recognize an impairment charge in an amount equal to the investment's carrying value in excess of its estimated fair value.

### Investment income/loss recognition and classification

We recognize both realized and unrealized gains and losses in our consolidated statements of operations, classified in investment income (loss) in our consolidated statements of operations. Unrealized gains and losses represent:

(i)    changes in fair value for investments in publicly traded companies;

(ii)    changes in NAV for investments in privately held entities that report NAV per share;

(iii)    observable price changes for investments in privately held entities that do not report NAV per share; and

(iv)    our share of unrealized gains or losses reported by our equity method investees.

Realized gains and losses on our investments represent the difference between proceeds received upon disposition of investments and their historical or adjusted cost basis. For our equity method investments, realized gains and losses represent our share of realized gains or losses reported by the investee. Impairments are realized losses, which result in an adjusted cost basis, and represent charges to reduce the carrying values of investments in privately held entities that do not report NAV per share and equity method investments, if impairments are deemed other than temporary, to their estimated fair value.

### Revenues

The table below provides details of our consolidated total revenues for the years ended December 31, 2025, 2024, and 2023 (in thousands):

|  | Year Ended December 31, | | |
|---|---|---|---|
|  | 2025 | 2024 | 2023 |
| Income from rentals: | | | |
| Revenues subject to the lease accounting standard: | | | |
| Operating leases | $    2,889,721 | $    3,005,137 | $    2,802,567 |
| Direct financing and sales-type leases | 4,496 | 2,653 | 2,608 |
| Revenues subject to the lease accounting standard | 2,894,217 | 3,007,790 | 2,805,175 |
| Revenues subject to the revenue recognition accounting standard | 50,958 | 41,916 | 37,281 |
| Income from rentals | 2,945,175 | 3,049,706 | 2,842,456 |
| Other income | 81,381 | 66,688 | 43,243 |
| Total revenues | $    3,026,556 | $    3,116,394 | $    2,885,699 |

During the years ended December 31, 2025, 2024, and 2023, revenues that were subject to the lease accounting standard aggregated $2.89 billion, $3.01 billion, and $2.81 billion, respectively, and represented 95.6%, 96.5%, and 97.2%, respectively, of our total revenues. Our other income consisted primarily of management fees and interest income earned during each year presented. For a detailed discussion related to our revenue streams, refer to "Lease accounting" and "Recognition of revenue arising from contracts with customers" in Note 2 – "Summary of significant accounting policies" to our consolidated financial statements.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Lease accounting

### Definition and classification of a lease

When we enter into a contract or amend an existing contract, we evaluate whether the contract meets the definition of a lease. To meet the definition of a lease, the contract must meet all three criteria:

(i) One party (lessor) must hold an identified asset;
(ii) The counterparty (lessee) must have the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of the contract; and
(iii) The counterparty (lessee) must have the right to direct the use of the identified asset throughout the period of the contract.

We classify our leases as either finance leases or operating leases if we are the lessee, or sales-type, direct financing, or operating leases if we are the lessor. We use the following criteria to determine if a lease is a finance lease (as a lessee) or sales-type or direct financing lease (as a lessor):

(i) Ownership is transferred from lessor to lessee by the end of the lease term;
(ii) An option to purchase is reasonably certain to be exercised;
(iii) The lease term is for the major part of the underlying asset's remaining economic life;
(iv) The present value of lease payments equals or exceeds substantially all of the fair value of the underlying asset; or
(v) The underlying asset is specialized and is expected to have no alternative use at the end of the lease term.

If we meet any of the above criteria, we account for the lease as a finance, a sales-type, or a direct financing lease. If we do not meet any of the criteria, we account for the lease as an operating lease.

A lease is accounted for as a sales-type lease if it is considered to transfer control of the underlying asset to the lessee. A lease is accounted for as a direct financing lease if risks and rewards are conveyed without the transfer of control, which is normally indicated by the existence of a residual value guarantee from an unrelated third party other than the lessee.

This classification will determine the method of recognition of the lease:

- For an operating lease, we recognize income from rentals if we are the lessor, or rental operations expense if we are the lessee, over the term of the lease on a straight-line basis.
- For a sales-type lease or a direct financing lease, we recognize the income from rentals, or for a finance lease, we recognize rental operations expense, over the term of the lease using the effective interest method.
- At inception of a sales-type lease or a direct financing lease, if we determine the fair value of the leased property is lower than its carrying amount, we recognize a selling loss immediately at lease commencement. If fair value exceeds the carrying amount of a lease, a gain is recognized at lease commencement on a sales-type lease. For a direct financing lease, a gain is deferred at lease commencement and amortized over the lease term.

### Lessor accounting

*Costs to execute leases*

We capitalize initial direct costs, which represent only incremental costs to execute a lease that would not have been incurred if the lease had not been obtained. Costs that we incur to negotiate or arrange a lease, regardless of its outcome, such as for fixed employee compensation, tax or legal advice to negotiate lease terms, and other costs, are expensed as incurred.

*Operating leases*

We account for the revenue from our lease contracts by utilizing the single component accounting policy. This policy requires us to account for, by class of underlying asset, the lease component and nonlease component(s) associated with each lease as a single component if two criteria are met:

(i) The timing and pattern of transfer of the lease component and the nonlease component(s) are the same; and
(ii) The lease component would be classified as an operating lease if it were accounted for separately.

Lease components consist primarily of fixed rental payments, which represent scheduled rental amounts due under our leases, and contingent rental payments. Nonlease components consist primarily of tenant recoveries representing reimbursements of rental operating expenses under our triple net lease structure, including recoveries for property taxes, insurance, utilities, repairs and maintenance, and common area expenses.

**2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

If the lease component is the predominant component, we account for all revenues under such lease as a single component in accordance with the lease accounting standard. Conversely, if the nonlease component is the predominant component, all revenues under such lease are accounted for in accordance with the revenue recognition accounting standard. Our operating leases qualify for the single component accounting, and the lease component in each of our leases is predominant. Therefore, we account for all revenues from our operating leases under the lease accounting standard and classify these revenues as income from rentals in our consolidated statements of operations.

We commence recognition of income from rentals related to the operating leases at the date the property is ready for its intended use by the tenant and the tenant takes possession or controls the physical use of the leased asset. When a lease includes construction of improvements, we determine whether the improvements are landlord or tenant assets. In determining if the improvements are landlord or tenant improvements, we consider various factors, including, but not limited to, the following:

- Which party retains legal title to the improvements upon lease expiration;
- Whether the improvements are expected to have significant residual value at the end of the lease term;
- Whether the improvements are unique to the tenant;
- What happens to the improvements upon lease expiration (i.e., whether they are removed or preserved for the landlord);
- Which party bears all costs of the improvements (including the risk of cost overruns); and
- Which party supervises the construction of the improvements.

If the improvements are landlord assets, we capitalize such improvements. If the improvements are tenant assets, we do not capitalize these assets. Improvements that qualify as tenant assets, if funded by us, are accounted for as lease incentives and amortized as a reduction of revenue over the term of the lease. If the tenant funds improvements without reimbursement from us, and we determine these improvements to be landlord assets, we consider the amount associated with the improvements to be non-cash lease payments, which are recognized as incremental revenue over the term of the lease.

Income from rentals related to fixed rental payments under operating leases is recognized on a straight-line basis over the respective operating lease terms. We classify amounts expected to be received in later periods as deferred rent in our consolidated balance sheets. Amounts received currently but recognized as revenue in future periods are classified in accounts payable, accrued expenses, and other liabilities in our consolidated balance sheets.

Income from rentals related to variable payments includes tenant recoveries and contingent rental payments. Tenant recoveries, including reimbursements of utilities, repairs and maintenance, common area expenses, real estate taxes and insurance, and other operating expenses, are recognized as revenue in the period during which the applicable expenses are incurred and the tenant's obligation to reimburse us arises. Income from rentals related to other variable payments is recognized when associated contingencies are removed.

We assess collectibility from our tenants of future lease payments for each of our operating leases. If we determine that collectibility is probable, we recognize income from rentals based on the methodology described above. If we determine that collectibility is not probable, we recognize an adjustment to lower our income from rentals. Furthermore, we may recognize a general allowance at a portfolio level (not the individual level) if we do not expect to collect future lease payments in full.

For each lease for which we determine that collectibility of future lease payments is not probable, we cease the recognition of income from rentals on a straight-line basis and limit the recognition of income to the lesser of payments collected from the lessee or lease income that would have been recognized on a straight-line basis. We do not resume straight-line recognition of income from rentals for these leases until we determine that the collectibility of future payments related to these leases is probable. We also record a general allowance related to the deferred rent balances that at the portfolio level (not the individual level) are not expected to be collected in full through the lease term. As of December 31, 2025 and 2024, our general allowance balance aggregated $14.3 million and $21.3 million, respectively.

*Direct financing and sales-type leases*

Income from rentals related to direct financing and sales-type leases is recognized over the lease term using the effective interest rate method. At lease commencement, we derecognize the underlying asset classified within investments in real estate and record net investment in a lease within other assets in our consolidated balance sheets. This initial net investment is determined by aggregating the present values of the total future lease payments and the estimated residual value of the property, less any unearned income related to a direct financing lease. Over the lease term, the investment in the lease accretes in value, producing a constant periodic rate of return on the net investment in the lease. Income from these leases is classified in income from rentals in our consolidated statements of operations. Our net investment is reduced over time as lease payments are received.

We evaluate our net investment in direct financing and sales-type leases for impairment under the current expected credit losses accounting standard. For additional information, refer to "Provision for expected credit losses" in Note 2 – "Summary of significant accounting policies" to our consolidated financial statements.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

As a lessor, we classify a lease with variable lease payments that do not depend on an index or a rate as an operating lease on the commencement date of the lease if both of the following criteria are met:

(i)   The lease would have been classified as a sales-type lease or direct financing lease under the current lease accounting standard; and

(ii)  The sales-type lease or direct financing lease classification would have resulted in a selling loss at lease commencement.

We do not derecognize the underlying asset and do not recognize a loss upon lease commencement but continue to depreciate the underlying asset over its useful life.

### Lessee accounting

We have operating lease agreements in which we are the lessee consisting of ground and office leases. At the lease commencement date (or at the acquisition date if the lease is acquired as part of a real estate acquisition), we are required to recognize a liability to account for our future obligations under these operating leases, and a corresponding right-of-use asset.

The lease liability is measured based on the present value of the future lease payments, including payments during the term under our extension options that we are reasonably certain to exercise. The present value of the future lease payments is calculated for each operating lease using each respective remaining lease term and a corresponding estimated incremental borrowing rate, which is the interest rate that we estimate we would have to pay to borrow on a collateralized basis over a similar term for an amount equal to the lease payments. Subsequently, the lease liability is accreted by applying a discount rate established at the lease commencement date to the lease liability balance as of the beginning of the period and is reduced by the payments made during the period. We classify the operating lease liability in accounts payable, accrued expenses, and other liabilities in our consolidated balance sheets.

The right-of-use asset is measured based on the corresponding lease liability, adjusted for initial direct leasing costs and any other consideration exchanged with the landlord prior to the commencement of the lease, as well as adjustments to reflect favorable or unfavorable terms of an acquired lease when compared with market terms at the time of acquisition. Subsequently, the right-of-use asset is amortized on a straight-line basis during the lease term. We classify the right-of-use asset in other assets in our consolidated balance sheets.

### Recognition of revenue arising from contracts with customers

We recognize revenues associated with transactions arising from contracts with customers, excluding revenues subject to the lease accounting standard discussed in "Lease accounting" above, in accordance with the revenue recognition accounting standard. A customer is distinguished from a noncustomer by the nature of the goods or services that are transferred. Customers are provided with goods or services that are generated by a company's ordinary output activities, whereas noncustomers are provided with nonfinancial assets that are outside of a company's ordinary output activities.

We generally recognize revenue representing the transfer of goods and services to customers in an amount that reflects the consideration to which we expect to be entitled in the exchange. In order to determine the recognition of revenue from customer contracts, we use a five-step model to (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation.

We identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. We consider whether we control the goods or services prior to the transfer to the customer in order to determine whether we should account for the arrangement as a principal or agent. If we determine that we control the goods or services provided to the customer, then we are the principal to the transaction, and we recognize the gross amount of consideration expected in the exchange. If we simply arrange but do not control the goods or services being transferred to the customer, then we are considered to be an agent to the transaction, and we recognize the net amount of consideration we are entitled to retain in the exchange.

Total revenues subject to the revenue recognition accounting standard and classified within income from rentals in our consolidated statements of operations for the years ended December 31, 2025 and 2024 included $51.0 million and $41.9 million, respectively, primarily related to short-term parking revenues associated with long-term lease agreements. Short-term parking revenues do not qualify for the single component accounting policy, as discussed in "Lessor accounting" in Note 2 – "Summary of significant accounting policies," due to the difference in the timing and pattern of transfer of our parking service obligations and associated lease components within the same lease agreement. We recognize short-term parking revenues in accordance with the revenue recognition accounting standard when the service is provided and the performance obligation is satisfied, which normally occurs at a point in time.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Monitoring of tenant credit quality

During the term of each lease, we monitor the credit quality and any related material changes of our tenants by (i) monitoring the credit rating of tenants that are rated by a nationally recognized credit rating agency, (ii) reviewing financial statements of the tenants that are publicly available or that are required to be delivered to us pursuant to the applicable lease, (iii) monitoring news reports regarding our tenants and their respective businesses, and (iv) monitoring the timeliness of lease payments.

### Notes receivable

We carry notes receivable at amortized cost, adjusted for an estimated provision for expected credit losses. Interest income on notes receivable is recognized using the effective interest rate method and is classified within other income in our consolidated statements of operations. Direct costs incurred in originating notes, along with any premium or discount, are deferred and amortized as an adjustment to interest income over the note's term using the effective interest rate method. Notes receivable are classified within other assets in our consolidated balance sheets. Refer to Note 8 – "Other assets" to our consolidated financial statements for additional details.

### Provision for expected credit losses

We are required to estimate and recognize lifetime expected losses, rather than incurred losses, for most financial assets measured at amortized cost and certain other instruments, including trade, notes, and other receivables (excluding receivables arising from operating leases), loans, held-to-maturity debt securities, net investments in leases arising from sales-type and direct financing leases, and off-balance-sheet credit exposures (e.g., loan commitments). The recognition of such expected losses, even if the expected risk of credit loss is remote, typically results in earlier recognition of credit losses. At each reporting date, we reassess our provision for expected credit losses, and, if necessary, we recognize an adjustment for our current estimate of expected credit losses. Refer to Note 5 – "Leases" and Note 8 – "Other assets" to our consolidated financial statements for additional details.

An assessment of the collectibility of operating lease payments and the recognition of an adjustment to lease income based on this assessment is governed by the lease accounting standard discussed in "Lease accounting" earlier in Note 2 – "Summary of significant accounting policies" to our consolidated financial statements.

### Income taxes

We are organized and operate as a REIT pursuant to the Internal Revenue Code (the "Code"). Under the Code, a REIT that distributes at least 90% of its REIT taxable income to its stockholders annually (excluding net capital gains) and meets certain other conditions is not subject to federal income tax on its distributed taxable income, but could be subject to certain federal, foreign, state, and local taxes. We distribute 100% of our taxable income annually; therefore, a provision for federal income taxes is not required. In addition to our REIT returns, we file federal, foreign, state, and local tax returns for our subsidiaries. We file with jurisdictions located in the U.S., Canada, and other international locations. Our tax returns are subject to routine examination in various jurisdictions for the 2019 through 2024 calendar years.

### Employee and non-employee share-based payments

We have implemented an entity-wide accounting policy to account for forfeitures related to unmet service conditions of share-based awards granted to employees and non-employees when they occur. Under this policy, when forfeitures occur, any previously recognized expense related to those forfeited awards is reversed in the period of forfeiture.

Our employee and non-employee share-based awards are measured at fair value on the grant date and recognized over the recipient's required service period. For share-based awards with performance conditions, we continue to assess the probability of achieving the performance conditions and recognize expense only when it becomes probable that the performance targets will be met. Conversely, for share-based awards with market conditions, expense is recognized regardless of whether the market condition is met.

Dividends paid on share-based awards with nonforfeitable dividends are initially classified in retained earnings and reclassified to compensation cost only if the underlying awards are forfeited. Conversely, for share-based awards with forfeitable dividends, declared dividends are initially classified in retained earnings and in dividends payable within our consolidated balance sheets. If the underlying awards are forfeited, the corresponding accrued dividend is reversed in the period of forfeiture. Upon vesting of the underlying share-based awards with forfeitable dividends, the accumulated dividend payment is made and the dividend payable liability is settled.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Forward equity sales agreements

From time to time, we enter into forward equity sales agreements and account for them in accordance with the accounting guidance governing financial instruments and derivatives. Under the accounting guidance, our forward equity sales agreements are not deemed to be liabilities as they do not embody obligations to repurchase our shares, nor do they embody obligations to issue a variable number of shares for which the monetary value is predominantly fixed, varied with something other than the fair value of our shares, or varied inversely in relation to our shares. We also evaluate whether the agreements meet the derivatives and hedging guidance scope exception to be accounted for as equity instruments. Our forward equity sales agreements are classified as equity contracts based on the following assessment: (i) none of the agreements' exercise contingencies are based on observable markets or indices besides those related to the market for our own stock price and operations; and (ii) none of the settlement provisions preclude the agreements from being indexed to our own stock.

### Hedge accounting

From time to time, we utilize derivative instruments to manage our exposure to certain risks. We are exposed to foreign currency exchange rate risk related to our business operations in Canada. To mitigate the impact of fluctuations in the USD-CAD exchange rate associated with our net investment in Canada, we use cross-currency swap agreements designated and qualifying as net investment hedges under applicable derivatives and hedging standards.

We designate the USD-CAD cross-currency swap agreements as net investment hedges using the spot method to assess hedge effectiveness. The spot component represents changes in fair value attributable to movements in the USD-CAD spot exchange rate, which reflects the market exchange rate between the two currencies as of each reporting date. Changes in the fair value of the designated spot component are recorded in other comprehensive income (loss) as part of the foreign currency translation adjustment, to the extent the relationship is highly effective, until the net investment is sold or substantially liquidated. The related amounts due from or due to counterparties are included in other assets or in accounts payable, accrued expenses, and other liabilities, respectively, within our consolidated balance sheet.

We have elected to account for the forward points (the portion of the derivative's fair value attributable to the difference between the forward exchange rate and spot exchange rate) as an excluded component in accordance with applicable derivatives and hedging accounting standards. The excluded component is recognized over the life of the cross-currency swap agreements using a systematic and rational basis (as interest settlements occur) and is classified within other income in our consolidated statement of operations.

### Issuer and guarantor subsidiaries of guaranteed securities

Generally, a parent entity of an issuer that holds guaranteed securities must provide separate subsidiary issuer or guarantor financial statements, unless it qualifies for disclosure exceptions. A parent entity may be eligible for disclosure exceptions if it meets the following criteria:

(i)  The subsidiary issuer or guarantor is a consolidated subsidiary of the parent company, and
(ii) The subsidiary issues a registered security that is:
   • issued jointly and severally with the parent company, or
   • fully and unconditionally guaranteed by the parent company.

A parent entity that meets the above criteria may instead present summarized financial information ("alternative disclosures") either within the consolidated financial statements or in "Item 7. Management's discussion and analysis of financial condition and results of operations" ("Item 7"). We evaluated the criteria and determined that we are eligible for the disclosure exceptions, which allow us to provide alternative disclosures; as such, we present alternative disclosures in Item 7.

### Loan fees

Fees incurred in obtaining long-term financing are capitalized and classified with the corresponding debt instrument appearing on our consolidated balance sheets. Loan fees related to our unsecured senior line of credit are capitalized and classified within other assets. Capitalized amounts are amortized over the term of the related loan, and the amortization is classified in interest expense in our consolidated statements of operations.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Distributions from equity method investments

We use the "nature of the distribution" approach to determine the classification within our consolidated statements of cash flows of cash distributions received from equity method investments, including our unconsolidated real estate joint ventures and equity method non-real estate investments. Under this approach, distributions are classified based on the nature of the underlying activity that generated the cash distributions. If we lack the information necessary to apply this approach in the future, we will be required to apply the "cumulative earnings" approach as an accounting change on a retrospective basis. Under the cumulative earnings approach, distributions up to the amount of cumulative equity in earnings recognized are classified as cash inflows from operating activities, and those in excess of that amount are classified as cash inflows from investing activities.

### Restricted cash

We present cash and cash equivalents separately from restricted cash within our consolidated balance sheets. However, we include restricted cash with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown in the consolidated statements of cash flows. We provide a reconciliation between the consolidated balance sheets and the consolidated statements of cash flows, which is required when the balance includes greater than one line item for cash, cash equivalents, and restricted cash. We also provide a disclosure of the nature of the restrictions related to material restricted cash balances.

### Recent accounting pronouncements

On November 4, 2024, the FASB issued ASU 2024-03, *Disaggregation of Income Statement Expenses*, which will require entities to provide enhanced disclosures related to certain expense categories included in line items on the statement of operations. The ASU aims to increase transparency and provide investors with additional detailed information about the nature of expenses reported on the face of the income statement. The new standard does not change the requirements for the presentation of expenses on the face of the statement of operations.

Under this ASU, entities are required to disaggregate, in a tabular format, expense line items presented on the face of the statement of operations — excluding earnings or losses from equity method investments — if they include any of the following expense categories: purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depreciation or depletion. For any remaining items within each relevant expense line item, entities must provide a qualitative description of the nature of those expenses. The new ASU is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. We expect to adopt this ASU on January 1, 2027. Although the adoption is not expected to have an impact on our financial statements, it is expected to result in incremental disclosures within the footnotes to our consolidated financial statements.

## 3. INVESTMENTS IN REAL ESTATE

Our consolidated investments in real estate consisted of the following as of December 31, 2025 and 2024 (in thousands):

| | | December 31, | | |
|---|---|---|---|---|
| | | 2025 | | 2024 |
| Rental properties: | | | | |
| Land (related to rental properties) | $ | 3,204,479 | $ | 3,863,027 |
| Buildings and building improvements | | 19,738,825 | | 20,377,935 |
| Other improvements | | 4,371,720 | | 4,354,785 |
| Rental properties | | 27,315,024 | | 28,595,747 |
| Current and future development and redevelopment projects | | 6,788,464 | | 8,618,727 |
| **Gross investments in real estate** | | **34,103,488** | | **37,214,474** |
| Less: accumulated depreciation | | (5,970,171) | | (5,477,082) |
| Investments in real estate assets held for sale, less accumulated depreciation[(1)] | | 556,679 | | 372,647 |
| Investments in real estate | $ | 28,689,996 | $ | 32,110,039 |

(1)   Refer to "Assets held for sale" below.

### Assets held for sale

As of December 31, 2025, we had 20 operating properties aggregating 1.6 million RSF and land parcels aggregating 1.9 million SF that were classified as held for sale.

The disposal of properties classified as held for sale does not represent a strategic shift that has, or will have, a major effect on our operations or financial results, as the dispositions relate to individual assets across multiple markets and do not represent the exit from any significant market. Accordingly, these assets do not meet the criteria for classification as a discontinued operation. We cease depreciation of our properties upon their classification as held for sale.

The following is a summary of net assets as of December 31, 2025 and 2024 for our real estate investments that were classified as held for sale as of each respective date (in thousands):

| | | December 31, | | |
|---|---|---|---|---|
| | | 2025 | | 2024 |
| Investments in real estate, less accumulated depreciation | $ | 556,679 | $ | 372,647 |
| Other assets | | 37,859 | | 9,488 |
| Total assets | | 594,538 | | 382,135 |
| | | | | |
| Total liabilities | | (12,235) | | (13,462) |
| Total accumulated other comprehensive (loss) income | | (566) | | 2,584 |
| Net assets classified as held for sale | $ | 581,737 | $ | 371,257 |

For additional information, refer to "Real estate sales" in Note 2 – "Summary of significant accounting policies" to our consolidated financial statements.

### Acquired below-market leases

The balances of acquired below-market tenant leases existing as of December 31, 2025 and 2024 and related accumulated amortization, classified in accounts payable, accrued expenses, and other liabilities in our consolidated balance sheets as of December 31, 2025 and 2024, were as follows (in thousands):

| | | December 31, | | |
|---|---|---|---|---|
| | | 2025 | | 2024 |
| Acquired below-market leases | $ | 715,898 | $ | 652,757 |
| Accumulated amortization | | (582,865) | | (472,350) |
| | $ | 133,033 | $ | 180,407 |

## 3. INVESTMENTS IN REAL ESTATE (continued)

For the years ended December 31, 2025, 2024, and 2023, we recognized in rental revenues approximately $41.3 million, $89.4 million, and $96.9 million, respectively, related to the amortization of acquired below-market leases existing as of the end of each respective year.

The weighted-average amortization period of the value of acquired below-market leases existing as of December 31, 2025 was approximately 7.9 years, and the estimated annual amortization of the value of acquired below-market leases as of December 31, 2025 is as follows (in thousands):

| Year | Amount |
|---|---|
| 2026 | $ 24,126 |
| 2027 | 22,721 |
| 2028 | 10,962 |
| 2029 | 8,634 |
| 2030 | 8,164 |
| Thereafter | 58,426 |
| Total | $ 133,033 |

### Acquired in-place leases

The balances of acquired in-place leases and related accumulated amortization, classified in other assets in our consolidated balance sheets as of December 31, 2025 and 2024, were as follows (in thousands):

| | December 31, | |
|---|---|---|
| | 2025 | 2024 |
| Acquired in-place leases | $ 943,097 | $ 1,032,744 |
| Accumulated amortization | (739,089) | (727,600) |
| | $ 204,008 | $ 305,144 |

Amortization for these intangible assets, classified in depreciation and amortization expense in our consolidated statements of operations, was approximately $83.0 million, $108.7 million, and $160.6 million for the years ended December 31, 2025, 2024, and 2023, respectively. The weighted-average amortization period of the value of acquired in-place leases was approximately 7.8 years, and the estimated annual amortization of the value of acquired in-place leases as of December 31, 2025 is as follows (in thousands):

| Year | Amount |
|---|---|
| 2026 | $ 43,811 |
| 2027 | 33,492 |
| 2028 | 23,946 |
| 2029 | 19,060 |
| 2030 | 16,736 |
| Thereafter | 66,963 |
| Total | $ 204,008 |

## 3. INVESTMENTS IN REAL ESTATE (continued)

### Sales of real estate assets and impairment of real estate

Our completed dispositions of real estate assets during the year ended December 31, 2025 consisted of the following (dollars in thousands):

| Property | Submarket/Market | Date of Sale | Interest Sold | Square Footage Operating | Square Footage Land and Future | Sales Price | Gain on Sales of Real Estate |
|---|---|---|---|---|---|---|---|
| 550 Arsenal Street | Cambridge/Inner Suburbs/ Greater Boston | 10/15/25 | 100% | 249,275 | 281,592 | $ 99,250 | $ — |
| 285, 299, 307, and 345 Dorchester Avenue (consolidated JV) | Seaport Innovation District/ Greater Boston | 12/30/25 | 60% | — | 1,040,000 | 33,500 [1] | — |
| 409 and 499 Illinois Street (consolidated JV) | Mission Bay/San Francisco Bay Area | 12/17/25 | 25% | 466,297 | — | 180,273 [2] | 416,749 [2] |
| 601, 611, 651, 681, 685, 701, and 751 Gateway Boulevard (consolidated JVs) | South San Francisco/San Francisco Bay Area | 12/30/25 | [3] | 1,104,826 | 528,684 | 283,173 [3] | — |
| 2425 Garcia Avenue and 2400/2450 Bayshore Parkway | Greater Stanford/San Francisco Bay Area | 6/30/25 | 100% | 95,901 | — | 11,000 | — |
| ARE Nautilus | Torrey Pines/San Diego | 12/10/25 | 100% | 218,640 | — | 192,000 | 86,260 |
| Costa Verde by Alexandria | University Town Center/San Diego | 1/31/25 | 100% | 8,730 | 537,000 | 124,000 [4] | — |
| 4767 Nexus Center Drive | University Town Center/San Diego | 12/31/25 | 100% | 65,280 | — | 50,000 [5] | 15,330 |
| 9363, 9373, and 9393 Towne Centre Drive | University Town Center/San Diego | 12/18/25 | 100% | — | 230,000 | 40,000 | 17,978 |
| Pacific Technology Park | Sorrento Mesa/San Diego | 9/9/25 | 50% | 544,352 | — | 1,570 [6] | 9,290 |
| 6260 Sequence Drive | Sorrento Mesa/San Diego | 12/16/25 | 100% | 130,536 | — | 70,000 | — |
| 5505 Morehouse Drive | Sorrento Mesa/San Diego | 8/26/25 | 100% | 79,945 | — | 45,000 | — |
| 5600 Avenida Encinas | Carlsbad/San Diego | 12/17/25 | 100% | 182,276 | — | 64,100 | — |
| 21540 30th Drive Southeast | Bothell/Seattle | 12/22/25 | 100% | 144,738 | — | 43,829 | — |
| 14 TW Alexander Drive | Research Triangle/Research Triangle | 11/20/25 | 100% | 173,820 | — | 155,000 | 78,489 |
| 3029 East Cornwallis Road | Research Triangle/Research Triangle | 12/31/25 | 100% | — | 600,000 | 29,500 | — |
| 601 Keystone Park Drive | Research Triangle/Research Triangle | 10/3/25 | 100% | 77,595 | — | 24,879 | 4,362 |
| Alexandria Center for Life Science – Long Island City | New York City/New York City | 12/19/25 | 100% | 179,100 | — | 34,500 | — |
| Land parcel | Texas | 5/7/25 | 100% | — | 1,350,000 | 73,287 | — |
| Other | Various | | | | | 258,917 | 13,987 |
| | | | | | | $1,813,778 [7] | $ 642,445 |

(1)  Represents sales price of interest sold.
(2)  Represents two life science buildings in which we held a 25% ownership interest. At the time of sale, the properties were 40% occupied, with a weighted-average remaining lease term of 8.3 years. These properties were sold by the joint venture to an existing tenant following its exercise of a purchase right included in its lease agreement. The gross sales price was $767.1 million ($721.1 million net of seller credits and sales costs), of which our share of the price (after seller credits) was $180.3 million. Our share of gain on sales of real estate was $103.9 million.
(3)  We held a 50% ownership interest at 601, 611, 651, 681, 685, and 701 Gateway Boulevard consolidated joint venture and a 51% interest at 751 Gateway Boulevard consolidated joint venture. At the time of sale, these properties had operating and redevelopment properties occupancy of 62%, with a weighted-average lease term of 5.1 years. Due to macroeconomic conditions in South San Francisco, including significant new supply, lower life science tenant demand, and ongoing challenges leasing both laboratory and office space, we reassessed the project's financial outlook and the substantial capital required to lease vacant space and to complete the redevelopment of 651 Gateway Boulevard and future development opportunities. As a result, we sold the consolidated joint ventures for a gross price of $600.0 million ($560.4 million net of customary seller credits and sales costs), of which our share of the price (after seller credits) was $283.2 million.
(4)  We provided $91.0 million of seller financing during the three months ended March 31, 2025. This note receivable is classified within "Other assets" in our consolidated balance sheet. Refer to Note 8 – "Other assets" to our consolidated financial statements for additional information.
(5)  We provided $33.0 million of seller financing during the three months ended December 31, 2025. This note receivable is classified within "Other assets" in our consolidated balance sheet. Refer to Note 8 – "Other assets" to our consolidated financial statements for additional information.
(6)  $94.4 million of the sales price represents non-cash consideration. Refer to "Pacific Technology Park and 199 East Blaine Street" in Note 4 – "Consolidated and unconsolidated real estate joint ventures" to our consolidated financial statements for additional information regarding this sale.
(7)  Represents our share of the aggregate sales price from our dispositions, less sales credits, which differs from the sum of amounts disclosed in our consolidated statement of cash flows under "Investing activities" (proceeds from sales of real estate), "Financing activities" (contributions from and sales of noncontrolling interests), and "Supplemental disclosure and non-cash investing and financing activities" (non-cash sales) primarily due to the timing of payments, closing costs, other sales-related adjustments (including prorations of rents and expenses), and our consolidated joint venture partners' share of the sales price, aggregating $685.4 million, reflected in our consolidated statement of cash flows.

## 3. INVESTMENTS IN REAL ESTATE (continued)

<u>Impairment of real estate</u>

During the year ended December 31, 2025, we recognized impairment charges aggregating $2.20 billion, classified in impairment of real estate in our consolidated statement of operations, primarily related to the following assets:

**Greater Boston market**
- Impairment charge of $236.0 million (including our share of $149.7 million) was recognized to reduce the carrying amount of multiple land parcels aggregating 1.0 million of future development SF owned by a consolidated real estate joint venture in our Seaport Innovation District submarket of our Greater Boston market, to their estimated fair values less costs to sell. We held a 60% ownership interest in the land parcels. These industrial- and retail-zoned land parcels were originally acquired with the intent to develop laboratory space. The decision not to proceed with the project reflects a lack of tenant demand for laboratory space in the Seaport Innovation District submarket and aligns with our strategy to recycle capital into projects with greater value-creation potential. In December 2025, we completed the sale of our interest in this joint venture for $33.5 million, with no gain or loss recognized. As of December 31, 2025, we no longer have an ownership interest in this consolidated real estate joint venture.

- Impairment charge of $43.4 million was recognized to reduce the carrying amount of a retail shopping center aggregating 249,275 RSF with a future development opportunity aggregating 281,592 SF in our Cambridge/Inner Suburbs submarket of our Greater Boston market to its estimated fair value less costs to sell. This property met the held for sale criteria in September 2025 upon our commitment to dispose of this asset and allocate sales proceeds toward other projects with higher value-creation opportunities and obtaining all required approvals to sell. In October 2025, we completed the sale of this property for $99.3 million, with no gain or loss recognized.

- Impairment charge of $262.1 million was recognized to reduce the carrying amount of one development project and one redevelopment project, aggregating 279,456 RSF in our Cambridge submarket of our Greater Boston market, to their estimated fair values of approximately $116.4 million less costs to sell. These assets were originally acquired with the intent to expand our Megacampus ecosystem. Following an updated assessment of the projects' financial outlook, including the capital required to complete the development and redevelopment and lease the properties, we decided to sell these assets and reinvest the sales proceeds in other projects with greater value-creation opportunities. We expect to complete the sale within the next 12 months.

**San Diego market**
- Impairment charge of $42.4 million was recognized to reduce the carrying amount of an office property aggregating 182,276 RSF in Carlsbad, San Diego to its estimated fair value less costs to sell. This property met the criteria for classification as held for sale in April 2025 upon our commitment to sell, at which time we recognized an impairment of $35.4 million based on negotiations with a potential buyer at that time. Subsequently, we recognized an additional impairment charge of $7.0 million to adjust the asset's carrying amount to the currently negotiated reduced sales price less costs to sell. In December 2025, we completed the sale of this property for $64.1 million, with no gain or loss recognized.

- Impairment charge of $27.8 million was recognized to reduce the carrying amounts of land parcels aggregating 154,308 SF on a non-Megacampus property in our Sorrento Mesa submarket of our San Diego market to their estimated fair values, less costs to sell, upon meeting the criteria for classification as held for sale in September 2025. These assets met the criteria for classification as held for sale upon our reevaluation of their alignment with our Megacampus strategy and our decision to reallocate capital toward our other projects with greater value-creation opportunities. In November 2025, we completed the sale of these assets for $14.6 million, with no gain or loss recognized.

- Impairment charge of $17.3 million was recognized to reduce the carrying amounts of two operating properties aggregating 210,481 RSF in our Sorrento Mesa submarket of our San Diego market to their estimated fair values less costs to sell. These properties met the criteria for classification as held for sale in June 2025, based on negotiations with then-prospective buyers and our decision to dispose of these properties. In 2025, we completed the sales of these properties for a sales price aggregating $115.0 million, with no gain or loss recognized.

- Impairment charge of $31.7 million was recognized to primarily reduce the carrying amounts of seven operating properties aggregating 330,192 RSF located in non-strategic locations that are not integral to our Megacampus strategy in our University Town Center and Sorrento Mesa submarkets of our San Diego market, to their estimated fair values less costs to sell of approximately $117.8 million upon meeting the criteria for classification as held for sale. We expect to complete the sale within the next 12 months.

## 3. INVESTMENTS IN REAL ESTATE (continued)

**San Francisco Bay market**
- We held a 50% ownership interest at 601, 611, 651, 681, 685, and 701 Gateway Boulevard consolidated joint venture and a 51% interest at 751 Gateway Boulevard joint venture, which owned seven properties aggregating 1.6 million RSF, located in our South San Francisco submarket of our San Francisco Bay market.

  In December 2025, we recognized impairment charges aggregating $385.0 million (including our share of $206.0 million) to reduce the carrying amounts of these assets to their aggregate sales price of $560.4 million ($600.0 million agreed upon price less sales credits) less costs to sell. The decision to sell these Megacampus assets followed a reevaluation of the project's financial outlook and the capital required to lease vacant space and redevelop certain properties, leading to our strategic decision to reinvest the sales proceeds toward other projects with greater value-creation opportunities.

  On December 30, 2025, we completed the sales of our interests in these joint ventures for $283.2 million (representing our share) with no gain or loss recognized. As of December 31, 2025, we no longer have ownership interests in these consolidated real estate joint ventures.

- Impairment charge of $478.1 million was recognized to reduce the carrying amount of one operating property aggregating 228,000 RSF and two future development projects aggregating 1.3 million SF, in our SoMa and Greater Stanford submarkets in our San Francisco Bay Area market, to their estimated fair values of approximately $205.8 million less costs to sell. These assets, acquired in 2017 and 2019 with the intent to develop for life science use, are no longer aligned with our strategy due to the macroeconomic outlook and our focus on recycling capital into projects with greater value-creation potential. In 2020, we received a lease termination payment of $89.5 million for one of these properties prior to the commencement of development. We have begun marketing these properties to residential developers, and we expect to complete the sales within the next 12 months.

**Research Triangle market**
- Impairment charge of $82.5 million was recognized to reduce the carrying amount of land parcels aggregating 600,000 SF located in our Research Triangle market to their estimated fair values less costs to sell. The decision to sell these land parcels reflects lower-than-anticipated biomanufacturing demand at this location, leading to our strategic decision to reinvest the sales proceeds toward other projects with greater value-creation opportunities. In December 2025, we completed the sale of this asset for $29.5 million, with no gain or loss recognized.

- Impairment charge of $31.8 million was recognized to reduce the carrying amount of one vacant property aggregating 104,531 RSF in the Research Triangle market to its estimated fair value less costs to sell of approximately $1.2 million upon meeting the criteria for classification as held for sale in September 2025. The held for sale criteria were met upon our decision to sell this asset, due to its noncontiguous location relative to most other properties on the Alexandria Center® for Sustainable Technologies Megacampus, and to allocate the sales proceeds, and other capital necessary to lease the property, toward other projects with greater value-creation opportunities. We expect to complete the sale within the next 12 months.

**New York City market**
- Impairment charge of $206.2 million was recognized to reduce the carrying amount of a non-Megacampus property aggregating 179,100 RSF in Long Island City, a non-core location within our New York City market, to its estimated fair value less costs to sell. This property met the held for sale criteria in September 2025, when we committed to dispose of it following our reevaluation of its alignment with our Megacampus strategy and decided to allocate sales proceeds toward other projects with higher value-creation opportunities. As of September 30, 2025, the property was 52% occupied. In December 2025, we completed the sale of this property for $34.5 million, with no gain or loss recognized.

**Seattle market**
- Impairment charge of $28.2 million was recognized to reduce the carrying amounts of three operating properties aggregating 250,132 RSF in our Bothell submarket of Seattle market to their estimated fair values less costs to sell upon meeting the criteria for classification as held for sale. These assets were classified as held for sale upon our evaluation of their alignment with our Megacampus strategy and our decision to reallocate substantial near-term capital that the repositioning of these assets would have otherwise required toward our other projects with greater value-creation opportunities. In December 2025, we completed the sales of these properties for the sale price of $60.1 million, with no gain or loss recognized.

## 3. INVESTMENTS IN REAL ESTATE (continued)

**Canada market**
- Impairment charge of $107.1 million was recognized to reduce the carrying amounts of 10 non-Megacampus properties aggregating 787,698 RSF, located in our Canada market, to their estimated fair values aggregating approximately $140.5 million less costs to sell. This decision reflects our assessment that the next phase of value creation for these assets would require significant capital investment to generate leasing activity, our strategic decision to reinvest the sales proceeds toward other projects with greater value-creation opportunities, and our decision to exit the Montreal submarket. The disposition of these properties will represent our complete exit from the Montreal submarket, leaving us with one remaining asset in Canada. This disposition does not represent a strategic shift that has, or will have, a major effect on our operations or financial results and therefore does not meet the criteria for classification as a discontinued operation. We expect to complete the sale within the next 12 months.

**Non-cluster**
- Impairment charge of $71.9 million was recognized in connection with four operating properties aggregating 182,626 RSF in our non-cluster market, reducing their carrying amounts to estimated fair values less costs to sell. These properties were originally acquired based on their proximity to Amgen, Inc., a large public biotechnology company, and with the intent of accommodating a pipeline of early-stage tenants. However, demand from these tenants has substantially declined since our acquisition. As a result, we decided to sell these assets and to reinvest the sales proceeds and other capital necessary to lease the properties toward other projects with greater value-creation opportunities. In December 2025, we completed the sale of these properties for $37.5 million, with no gain or loss recognized.

- Impairment charge of $47.3 million was recognized to reduce the carrying amount of land parcels aggregating 374,349 SF in a non-cluster/other market to its estimated fair value less costs to sell upon meeting the criteria for classification as held for sale. The held for sale criteria were met in June 2025 based on negotiations with a then-prospective buyer and our decision to dispose of this asset. In September 2025, we completed the sale of this asset for a sales price of $30.3 million, with no gain or loss recognized.

**Various**
- Impairment charge of $45.1 million was recognized primarily related to a ground lease entered into in 2021 for a future development opportunity in the San Francisco Bay Area market. Refer to "Lessee operating costs" in Note 5 – "Leases" to our consolidated financial statements for additional information.

- Additional impairment charges aggregating $59.0 million were recognized in connection with real estate assets across various markets, to reduce carrying amounts of these assets to their estimated fair values aggregating approximately $129.4 million less costs to sell. All of these properties were located outside of a Megacampus ecosystem, and their disposition aligns with our strategy to recycle capital into projects with greater value-creation potential. In 2025, we completed the sales of these properties for an aggregate sales price of $170.4 million and recognized a gain on sale of real estate of $30.6 million.

Other

In 2006, ARE-East River Science Park, LLC, a subsidiary of Alexandria Real Estate Equities, Inc., was granted an option to incorporate a land parcel adjacent to and north of the Alexandria Center® for Life Science – New York City ("ACLS-NYC") campus ("Option Parcel") into the existing ground lease of that campus. The Option Parcel will allow ARE-East River Science Park, LLC to develop a future world-class life science building within the ACLS-NYC campus. ARE-East River Science Park, LLC's investment in pre-construction costs related to the development of the Option Parcel, including costs related to design, engineering, environmental, survey/title, and permitting and legal costs, aggregated $178.1 million as of December 31, 2025.

On August 6, 2024, ARE-East River Science Park, LLC filed a lawsuit in the U.S. District Court for the Southern District of New York against its landlord, New York City Health + Hospitals Corporation ("H+H"), and the New York City Economic Development Corporation ("EDC"). On January 24, 2025, ARE-East River Science Park, LLC filed a first amended complaint. The lawsuit alleges two principal claims against H+H and EDC: fraud in the inducement, and, in the alternative, breach of contract in violation of the implied covenant of good faith and fair dealing. As alleged in the complaint, ARE-East River Science Park, LLC's claims arise from H+H's and EDC's misrepresentations and concealment of material facts in connection with a floodwall, which H+H and EDC are seeking to require ARE-East River Science Park, LLC to integrate into the development of the Option Parcel. ARE-East River Science Park, LLC alleges that H+H's and EDC's misconduct have prevented it from commencing the development of the Option Parcel. In light of the pending litigation, the closing date for our option and thus the commencement date for construction of the third tower at the campus are presently indeterminate. Among other things, ARE-East River Science Park, LLC is seeking significant damages and equitable relief from the court to confirm our understanding that the option is in full force and effect.

This matter exposes us to potential losses ranging from zero to the full amount of our investment in the project aggregating $178.1 million as of December 31, 2025, depending on any collection of damages and/or the ability to develop the project. We performed a probability-weighted recoverability analysis based on estimates of various possible outcomes and determined no impairment was present as of December 31, 2025.

# 4. CONSOLIDATED AND UNCONSOLIDATED REAL ESTATE JOINT VENTURES

From time to time, we enter into joint venture agreements through which we own a partial interest in real estate entities that own, develop, and operate real estate properties. As of December 31, 2025, our real estate joint ventures held the following properties:

| Property[1] | Market | Submarket | Our Ownership Interest |
|---|---|---|---|
| *Consolidated real estate joint ventures[2]:* | | | |
| 50 and 60 Binney Street | Greater Boston | Cambridge/Inner Suburbs | 34.0% |
| 75/125 Binney Street | Greater Boston | Cambridge/Inner Suburbs | 40.0% |
| 100 and 225 Binney Street and 300 Third Street | Greater Boston | Cambridge/Inner Suburbs | 30.0% |
| 15 Necco Street | Greater Boston | Seaport Innovation District | 56.7% |
| Alexandria Center® for Science and Technology – Mission Bay[3] | San Francisco Bay Area | Mission Bay | 25.0% |
| 211 and 213 East Grand Avenue | San Francisco Bay Area | South San Francisco | 30.0% |
| 500 Forbes Boulevard | San Francisco Bay Area | South San Francisco | 10.0% |
| Alexandria Center® for Life Science – Millbrae | San Francisco Bay Area | South San Francisco | 48.6% |
| 3215 Merryfield Row | San Diego | Torrey Pines | 30.0% |
| Campus Point by Alexandria[4] | San Diego | University Town Center | 56.4% [5] |
| 5200 Illumina Way | San Diego | University Town Center | 51.0% |
| 9625 Towne Centre Drive | San Diego | University Town Center | 30.0% |
| SD Tech by Alexandria[6] | San Diego | Sorrento Mesa | 50.0% |
| Summers Ridge Science Park[7] | San Diego | Sorrento Mesa | 30.0% |
| 1201 and 1208 Eastlake Avenue East | Seattle | Lake Union | 30.0% |
| 400 Dexter Avenue North | Seattle | Lake Union | 30.0% |
| 800 Mercer Street | Seattle | Lake Union | 60.0% |
| | | | |
| *Unconsolidated real estate joint ventures[8]:* | | | |
| 1655 and 1725 Third Street | San Francisco Bay Area | Mission Bay | 10.0% |
| 101 West Dickman Street | Maryland | Beltsville | 58.4% [9] |

(1) Refer to the table on the next page that shows the categorization of our real estate joint ventures under the consolidation framework.
(2) In addition to the real estate joint ventures listed, we have one consolidated real estate joint venture in the Greater Boston market in which a partner holds a $49.6 million redeemable noncontrolling interest earning a fixed return as of December 31, 2025.
(3) Includes 1450, 1500, and 1700 Owens Street and 455 Mission Bay Boulevard South.
(4) Includes 10210, 10260, 10290, and 10300 Campus Point Drive and 4110, 4135, 4155, 4161, 4165, 4224, and 4242 Campus Point Court.
(5) The noncontrolling interest share of our joint venture partner is anticipated to decrease to 25%, as we expect to fund the majority of future construction costs at the campus until our ownership interest increases to 75%, after which future capital would be contributed pro rata with our partner.
(6) Includes 9605, 9645, 9675, 9725, 9735, 9805, 9808, 9855, and 9868 Scranton Road and 10055, 10065, and 10075 Barnes Canyon Road.
(7) Includes 9965, 9975, 9985, and 9995 Summers Ridge Road.
(8) In addition to the real estate joint ventures listed, we hold an interest in two insignificant unconsolidated real estate joint ventures.
(9) Represents a joint venture with a local real estate operator in which our joint venture partner manages the day-to-day activities that significantly affect the economic performance of the joint venture.

Our consolidation policy is described under "Consolidation" in Note 2 – "Summary of significant accounting policies" to our consolidated financial statements. Consolidation accounting is highly technical, but its framework is primarily based on the controlling financial interests and benefits of the joint ventures. We generally consolidate a joint venture that is a legal entity that we control (i.e., we have the power to direct the activities of the joint venture that most significantly affect its economic performance) through contractual rights, regardless of our ownership interest, and where we determine that we have benefits through the allocation of earnings or losses and fees paid to us that could be significant to the joint venture (the "VIE model").

We also generally consolidate joint ventures when we have a controlling financial interest through voting rights and where our voting interest is greater than 50% (the "voting model"). Voting interest differs from ownership interest for some joint ventures. We account for joint ventures that do not meet the consolidation criteria under the equity method of accounting by recognizing our share of income and losses.

## 4. CONSOLIDATED AND UNCONSOLIDATED REAL ESTATE JOINT VENTURES (continued)

The table below shows the categorization of our real estate joint ventures under the consolidation framework:

| Property[1] | Consolidation Model | Voting Interest | Consolidation Analysis | Conclusion |
|---|---|---|---|---|
| 50 and 60 Binney Street<br>75/125 Binney Street<br>100 and 225 Binney Street and 300 Third Street<br>15 Necco Street<br>Alexandria Center® for Science and Technology – Mission Bay<br>211 and 213 East Grand Avenue<br>500 Forbes Boulevard<br>Alexandria Center® for Life Science – Millbrae<br>3215 Merryfield Row<br>Campus Point by Alexandria<br>5200 Illumina Way<br>9625 Towne Centre Drive<br>SD Tech by Alexandria<br>Summers Ridge Science Park<br>1201 and 1208 Eastlake Avenue East<br>400 Dexter Avenue North<br>800 Mercer Street | VIE model | Not applicable under VIE model | We have:<br><br>(i) The power to direct the activities of the joint venture that most significantly affect its economic performance; and<br><br>(ii) Benefits that can be significant to the joint venture.<br><br>Therefore, we are the primary beneficiary of each VIE. | Consolidated |
| 101 West Dickman Street | | | We do not control the joint venture and are therefore not the primary beneficiary. | Equity method of accounting |
| 1655 and 1725 Third Street | Voting model | Does not exceed 50% | Our voting interest is 50% or less. | |

(1) In addition to the real estate joint ventures listed, we have one real estate joint venture that we control and consolidate under the VIE model. We also hold an interest in two insignificant unconsolidated real estate joint ventures.

### Consolidated real estate joint ventures

*99 Coolidge Avenue*

In July 2025, we amended the agreement for our consolidated real estate joint venture at 99 Coolidge Avenue in our Cambridge/Inner Suburbs submarket, pursuant to which the carrying amount of our partner's noncontrolling interest was adjusted from $42.0 million to $48.7 million. We continued to control and consolidate the joint venture. Accordingly, we accounted for the $6.7 million adjustment as an equity transaction and recognized it in additional paid-in capital.

Pursuant to the amended agreement, our partner's noncontrolling interest was converted into a $48.7 million redeemable noncontrolling interest that accrues a fixed 4.05% annual preferred return ("distributions") and no longer participates in the joint venture's earnings or distributions in excess of preferred return.

As of December 31, 2025, the contractual preferred interest amount of $48.7 million and accrued distribution of $844 thousand were classified as redeemable noncontrolling interests within temporary equity in our consolidated balance sheet and consolidated statement of stockholders' equity. The amended agreement provides our partner with the option to require us to purchase its preferred interest for $48.7 million, plus any unpaid distributions. This option was exercised in January 2026, and we expect to complete the redemption in the first quarter of 2026.

## 4. CONSOLIDATED AND UNCONSOLIDATED REAL ESTATE JOINT VENTURES (continued)

*Pacific Technology Park and 199 East Blaine Street*

Prior to September 2025, we had two consolidated real estate joint ventures with one partner through its affiliates: (i) a joint venture that owned Pacific Technology Park, a non-Megacampus of five non-laboratory properties aggregating 544,352 RSF in our Sorrento Mesa submarket, in which we had a 50% ownership interest and our partner held the remaining 50% ownership interest, and (ii) a joint venture that owned a laboratory building at 199 East Blaine Street, aggregating 115,084 RSF on the Alexandria Center® for Life Science – Eastlake Megacampus in our Lake Union submarket, in which we had a 30% ownership interest and our partner held the remaining 70% ownership interest.

In September 2025, we completed the following transaction with our partner through its affiliates:

(i)   We sold our 50% controlling interest in the consolidated joint venture that owned Pacific Technology Park for a sales price of $96.0 million. In connection with this disposition, we derecognized our partner's noncontrolling interest of $82.4 million and recognized a gain on sale of real estate of $9.3 million in our consolidated statement of operations for the year ended December 31, 2025; and

(ii)  We acquired our partner's 70% noncontrolling interest at 199 East Blaine Street for a purchase price of $94.4 million. We accounted for this acquisition as an equity transaction, with the $66.3 million excess of the purchase price over the $30.3 million book value of the noncontrolling interest acquired less costs to sell, recognized in additional paid-in capital and no gain or loss recognized in earnings.

As a result of this transaction, we received proceeds of $1.6 million. As of December 31, 2025, we own 100% of 199 East Blaine Street and no longer have an ownership interest in Pacific Technology Park.

*409 and 499 Illinois Street*

In December 2025, our consolidated joint venture that owned properties at 409 and 499 Illinois Street in our Mission Bay submarket of San Francisco Bay market, sold these properties, aggregating 466,297 RSF, to the existing tenant following its exercise of a purchase right included in its lease agreement. We had a 25.0% ownership interest in this joint venture. The properties were sold for a sales price of $721.1 million, of which our share is $180.3 million. We recognized a gain on sale of real estate of $416.7 million (including our $103.9 million share) in our consolidated statement of operations for the year end December 31, 2025. As of December 31, 2025, we no longer have an ownership interest in this joint venture.

*601, 611, 651, 681, 685, 701, 705, and 751 Gateway Boulevard*

We held a 50% ownership interest in 601, 611, 651, 681, 685, and 701 Gateway Boulevard consolidated joint venture and a 51% interest in 751 Gateway Boulevard consolidated joint venture, aggregating 1.6 million RSF, located in our South San Francisco submarket of San Francisco Bay market.

On December 30, 2025, we completed the sales of our interests in these joint ventures for $283.2 million (representing our share) with no gain or loss recognized. As of December 31, 2025, we no longer have ownership interests in these consolidated real estate joint ventures. Refer to Note 3 – "Sales of real estate assets and impairment of real estate" for information about real estate impairments recognized in connection with this disposition.

*285, 299, 307, and 345 Dorchester Avenue*

Prior to December 2025, we held a 60.0% ownership interest in a consolidated joint venture that owned land parcels at 285, 299, 307, and 345 Dorchester Avenue, aggregating 1.0 million SF, located in our Seaport Innovation District submarket of Greater Boston market.

In December 2025, we sold our 60.0% ownership interest in the consolidated joint venture to our partner for a sales price of $33.5 million. As of December 31, 2025, we no longer have an ownership interest in this real estate joint venture. Refer to Note 3 – "Sales of real estate assets and impairment of real estate" for information about real estate impairments recognized in connection with this disposition.

## 4. CONSOLIDATED AND UNCONSOLIDATED REAL ESTATE JOINT VENTURES (continued)

### Consolidated VIEs' balance sheet information

We, together with joint venture partners, hold interests in real estate joint ventures that we consolidate in our financial statements. These existing joint ventures provide significant equity capital to fund a portion of our future construction spending, and our joint venture partners may also contribute equity into these entities for financing-related activities.

The table below aggregates the balance sheet information of our consolidated VIEs as of December 31, 2025 and 2024 (in thousands):

|  | December 31, | |
|---|---|---|
|  | 2025 | 2024 |
| Investments in real estate | $ 6,129,668 [1] | $ 8,917,718 |
| Cash and cash equivalents | 258,755 | 335,223 |
| Other assets | 712,154 | 777,033 |
| Total assets | $ 7,100,577 | $ 10,029,974 |
|  |  |  |
| Secured note payable | $ — | $ 149,321 |
| Other liabilities | 324,513 | 626,460 |
| Total liabilities | 324,513 | 775,781 |
| Redeemable noncontrolling interests | 49,554 | 10,360 |
| Alexandria Real Estate Equities, Inc.'s share of equity | 3,098,932 | 4,754,386 |
| Noncontrolling interests' share of equity | 3,627,578 | 4,489,447 |
| Total liabilities and equity | $ 7,100,577 | $ 10,029,974 |

[1] The decrease in this balance as of December 31, 2025 compared to December 31, 2024, is primarily due to the sale of our interests and the acquisition of noncontrolling interests in various consolidated joint ventures during 2025, as discussed in the "Consolidated real estate joint ventures" section above within this Note 4 – Consolidated and unconsolidated real estate joint ventures.

In determining whether to aggregate the balance sheet information of consolidated VIEs, we considered the similarity of each VIE, including the primary purpose of these entities to own, manage, operate, and lease real estate properties owned by the VIEs, and the similar nature of our involvement in each VIE as a managing member. Due to the similarity of the characteristics, we present the balance sheet information of these entities on an aggregated basis. None of our consolidated VIEs' assets have restrictions that limit their use to settle specific obligations of the VIE. Other than a put option described in "99 Coolidge Avenue" above, there are no creditors or other partners of our consolidated VIEs that have recourse to our general credit, and our maximum exposure to our consolidated VIEs is limited to our variable interests in each VIE.

### Noncontrolling interests in consolidated real estate joint ventures

Noncontrolling interests represent the third-party interests in consolidated real estate joint ventures in which we have a controlling interest. Noncontrolling interests are adjusted for additional contributions and distributions, the proportionate share of the net earnings or losses, and other comprehensive income or loss. Distributions, profits, and losses related to these entities are allocated in accordance with the respective operating agreements. During the years ended December 31, 2025 and 2024, we distributed $951.8 million and $256.7 million, respectively, to our consolidated real estate joint venture partners.

### Unconsolidated real estate joint ventures

Our investments in unconsolidated real estate joint ventures, accounted for under the equity method and classified in investments in unconsolidated real estate joint ventures in our consolidated balance sheets, consisted of the following as of December 31, 2025 and 2024 (in thousands):

| Property | December 31, | |
|---|---|---|
|  | 2025 | 2024 |
| 1655 and 1725 Third Street | $ 19,484 | $ 10,574 |
| 101 West Dickman Street | 9,669 | 9,749 |
| Other[1] | 1,524 | 19,550 |
|  | $ 30,677 | $ 39,873 |

[1] The decrease is primarily due to an impairment charge of $11.7 million recognized in December 2025 to write off the carrying amount of our investment in our unconsolidated real estate joint venture at 1450 Research Boulevard, which owns a property aggregating 42,012 RSF located in our Maryland market, upon our determination that the impairment was other than temporary.

## 4.  CONSOLIDATED AND UNCONSOLIDATED REAL ESTATE JOINT VENTURES (continued)

Our maximum exposure to our unconsolidated VIEs is limited to our investment in each VIE, except for our 101 West Dickman Street unconsolidated real estate joint venture in which we guarantee up to $6.7 million of the outstanding balance related to the VIE's secured construction loan.

Below are key terms of unconsolidated real estate joint ventures' secured loans as of December 31, 2025 (dollars in thousands):

| Unconsolidated Joint Venture | Maturity Date | Stated Rate | Interest Rate[1] | At 100% Aggregate Commitment | Debt Balance[2] | Our Share |
|---|---|---|---|---|---|---|
| 101 West Dickman Street | 10/29/26 | SOFR+1.95% [3] | 5.74% | $ 26,750 | $ 19,136 | 58.4% |
| 1655 and 1725 Third Street[4] | 2/10/35 | 6.37% | 6.44% | 500,000 | 496,881 | 10.0% |
| | | | | $ 526,750 | $ 516,017 | |

(1)    Includes interest expense and amortization of loan fees.
(2)    Represents outstanding principal, net of unamortized deferred financing costs, as of December 31, 2025.
(3)    This loan is subject to a fixed SOFR floor of 0.75%.
(4)    During the three months ended March 31, 2025, the unconsolidated real estate joint venture refinanced $500 million of its $600 million existing fixed-rate debt with a new secured note payable maturing in 2035. The remaining debt balance of approximately $100 million was repaid through contributions from the unconsolidated joint venture partners, including our share of $10.8 million.

## 5. LEASES

Refer to "Lease accounting" in Note 2 – "Summary of significant accounting policies" to our consolidated financial statements for information about lease accounting standards that set principles for the recognition, measurement, presentation, and disclosure of leases for both parties to a lease agreement (i.e., lessees and lessors).

### Leases in which we are the lessor

As of December 31, 2025, we had 340 properties aggregating 35.9 million operating RSF in key cluster locations, including Greater Boston, the San Francisco Bay Area, San Diego, Seattle, Maryland, Research Triangle, and New York City. We primarily focus on developing Class A/A+ properties in AAA life science innovation clusters that offer the scale and strategic design integral to our Megacampus strategy. Strategically located near top academic and medical research institutions, our Megacampus ecosystems feature curated amenities and services, and convenient access to transit, creating environments that help our tenants attract and retain top talent.

As of December 31, 2025, all leases in which we are the lessor were classified as operating leases, with the exception of one direct financing and one sales-type lease. Our leases are described below.

*Operating leases*

As of December 31, 2025, our 340 properties were subject to operating lease agreements. Five of these properties are subject to operating lease agreements that each contain a purchase option as described below:

(i)  Two of these properties, representing two land parcels in the San Francisco Bay Area market, are subject to lease agreements that each contain an option for the lessee to purchase the underlying asset from us at fair market value during each of the 30-day periods commencing on the dates that are 15 years, 30 years, and 74.5 years after the rent commencement date of October 1, 2017. The remaining lease term related to each of the two land parcels is 66.9 years.

(ii)  Two operating properties in the Seattle market, held by a consolidated real estate joint venture, are subject to purchase options held by our partner in this joint venture, which is also a tenant at these properties. One purchase option allows our partner to purchase our 30% interest in one property for $40.0 million in 2031. Contingent upon the exercise of this option, the second purchase option allows our partner to purchase our 30% interest in one property for $69.1 million in 2034. Our partner's remaining lease terms for these operating leases are 7.2 years and 18.7 years, respectively.

(iii)  One property subject to an operating lease agreement contains a purchase option with an exercise date of March 2034.

Certain operating leases contain options for the tenant to extend their lease at prevailing market rates at the time of expiration. In addition, certain operating leases contain an early termination option that requires advance notification and payment of an early termination fee by the tenant.

At the commencement of each lease, we establish the lease term comprising the noncancelable period for each lease together with periods covered by options to extend or terminate the lease that we determine the lessee is reasonably certain to exercise. Our assessment of whether a lessee is reasonably certain to exercise or not exercise an option considers all economic factors relevant to the assessment, including property-based, market-based, and tenant-based factors. We do not reassess the lease term or a lessee option to purchase the underlying asset unless there is a lease modification that is not accounted for as a separate contract.

Future lease payments to be received under the terms of our operating lease agreements, excluding expense reimbursements, in effect as of December 31, 2025 are outlined in the table below (in thousands):

| Year | Amount |
|---|---|
| 2026 | $ 1,612,549 |
| 2027 | 1,500,507 |
| 2028 | 1,364,651 |
| 2029 | 1,267,782 |
| 2030 | 1,198,685 |
| Thereafter | 7,125,656 |
| Total | $ 14,069,830 |

Refer to Note 3 – "Investments in real estate" to our consolidated financial statements for additional information about our owned real estate assets, which are the underlying assets under our operating leases.

## 5. LEASES (continued)

*Direct financing and sales-type leases*

As of December 31, 2025, we have one direct financing lease agreement, with a n
et investment balance of $42.6 million, for a parking structure with a remaining lease term of 66.9 years. The lessee has an option to purchase the underlying asset at fair market value during each of the 30-day periods commencing on the dates that are 15 years, 30 years, and 74.5 years after the rent commencement date of October 1, 2017.

As of December 31, 2025, we also have one sales-type lease for a property in the Seattle market. As of December 31, 2025, the net investment in this lease is $16.4 million. Upon recognition of the sales-type lease during the three months ended March 31, 2025, we recognized a gain on sale of real estate aggregating $12.7 million classified in gain on sales of real estate in our consolidated statement of operations for the year ended December 31, 2025. At the end of the lease term in March 2026, the property under this lease transfers to the tenant for a sales price of approximately $18.0 million.

As of December 31, 2025, our estimated provision for expected credit loss related to our direct financing lease and sales-type lease aggregated $1.8 million, which was predominantly related to our direct financing lease. We estimate the provision for expected credit loss related to our direct financing lease using a probability of default methodology, which incorporates the borrower's investment-grade credit rating from S&P Global Ratings, to evaluate the probability of default. Additionally, we incorporate the projected value of the real estate securing the investments to estimate potential recoveries in the event of default, among other inputs. The estimate of the expected credit loss related to our sales-type lease was determined using historical industry losses and transaction-specific information, including the estimated fair value of the underlying real estate asset securing this transaction, the short-term nature of this lease, and other available information. For further details, refer to "Provision for expected credit losses" in Note 2 – "Summary of significant accounting policies" to our consolidated financial statements.

The components of our aggregate net investment in our direct financing and sales-type leases as of December 31, 2025 and 2024 are summarized in the table below (in thousands):

| | December 31, | | | |
| --- | --- | --- | --- | --- |
| | | 2025 | | 2024 |
| Gross investment in direct financing and sales-type leases | $ | 265,839 | $ | 251,405 |
| Less: unearned income on direct financing lease | | (205,037) | | (207,734) |
| Less: provision for expected credit losses | | (1,817) | | (2,168) |
| Net investment in leases | $ | 58,985 | $ | 41,503 |

Future lease payments to be received under the terms of our direct financing and sales-type leases as of December 31, 2025 are outlined in the table below (in thousands):

| Year | | Total |
| --- | --- | --- |
| 2026 | $ | 18,446 |
| 2027 | | 2,097 |
| 2028 | | 2,160 |
| 2029 | | 2,224 |
| 2030 | | 2,291 |
| Thereafter | | 238,621 |
| Total | $ | 265,839 |

*Income from rentals*

Our income from rentals includes revenue related to agreements for the rental of our real estate, which primarily includes revenues subject to the lease accounting standard and the revenue recognition accounting standard as shown below (in thousands):

| | Year Ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2025 | | 2024 | | 2023 |
| Income from rentals: | | | | | | |
| Revenues subject to the lease accounting standard: | | | | | | |
| Operating leases | $ | 2,889,721 | $ | 3,005,137 | $ | 2,802,567 |
| Direct financing and sales-type leases | | 4,496 | | 2,653 | | 2,608 |
| Revenues subject to the lease accounting standard | | 2,894,217 | | 3,007,790 | | 2,805,175 |
| Revenues subject to the revenue recognition accounting standard | | 50,958 | | 41,916 | | 37,281 |
| Income from rentals | $ | 2,945,175 | $ | 3,049,706 | $ | 2,842,456 |

**5. LEASES (continued)**

Revenues subject to the revenue recognition accounting standard and classified in income from rentals consist primarily of short-term parking revenues that are not considered lease revenues under the lease accounting standard. Refer to "Revenues" and "Recognition of revenue arising from contracts with customers" in Note 2 – "Summary of significant accounting policies" to our consolidated financial statements for additional information.

*Deferred leasing costs*

The following table summarizes our deferred leasing costs as of December 31, 2025 and 2024 (in thousands):

| | December 31, | |
|---|---|---|
| | 2025 | 2024 |
| Deferred leasing costs | $ 1,054,765 | $ 1,061,924 |
| Accumulated amortization | (596,454) | (575,965) |
| Deferred leasing costs, net | $ 458,311 | $ 485,959 |

*Residual value risk management strategy*

Our leases do not have guarantees of residual value on the underlying assets. We manage risk associated with the residual value of our leased assets by (i) evaluating each potential acquisition of real estate to determine whether it meets our business objective to invest primarily in high-demand markets, (ii) directly managing our leased properties, conducting frequent property inspections, proactively addressing potential maintenance issues, and/or timely resolving any occurring issues, and (iii) carefully selecting our tenants and monitoring their credit quality throughout their respective lease terms.

**Leases in which we are the lessee**

*Operating lease agreements*

We have operating lease agreements in which we are the lessee consisting of ground and office leases. Certain of these leases have options to extend or terminate the contract terms upon meeting certain criteria. There are no notable restrictions or covenants imposed by the leases, nor guarantees of residual value.

We recognize a right-of-use asset, which is classified within other assets in our consolidated balance sheets, and a related liability, which is classified within accounts payable, accrued expenses, and other liabilities in our consolidated balance sheets, to account for our future obligations under ground and office lease arrangements in which we are the lessee. Refer to "Lessee accounting" in Note 2 – "Summary of significant accounting policies" to our consolidated financial statements.

As of December 31, 2025, the present value of the remaining contractual payments aggregating $773.4 million under our operating lease agreements, including our extension options that we are reasonably certain to exercise, was $360.5 million. Our corresponding operating lease right-of-use assets, adjusted for initial direct leasing costs and other consideration exchanged with the landlord prior to the commencement of the lease, aggregated $697.9 million. As of December 31, 2025, the weighted-average remaining lease term of operating leases in which we are the lessee was approximately 61 years, including extension options that we are reasonably certain to exercise, and the weighted-average discount rate was 4.7%. The weighted-average discount rate is based on the incremental borrowing rate estimated for each lease, which is the interest rate that we estimate we would have to pay to borrow on a collateralized basis over a similar term for an amount equal to the lease payments.

Ground lease obligations as of December 31, 2025, included leases for 31 of our properties, which accounted for approximately 9% of our total number of properties. Excluding one ground lease that expires in 2036 related to one operating property with a net book value of $5.1 million as of December 31, 2025, our ground lease obligations have remaining lease terms ranging from approximately 29 to 97 years, including extension options that we are reasonably certain to exercise.

## 5.  LEASES (continued)

The reconciliation of future lease payments under noncancelable operating leases in which we are the lessee to the operating lease liability reflected in our consolidated balance sheet as of December 31, 2025 is in the table below (in thousands):

| Year | Total |
|---|---|
| 2026 | $ 22,768 |
| 2027 | 21,849 |
| 2028 | 21,517 |
| 2029 | 21,024 |
| 2030 | 20,744 |
| Thereafter | 665,496 |
| Total future payments under our operating leases in which we are the lessee | 773,398 |
| Effect of discounting | (412,855) |
| Operating lease liability | $ 360,543 |

*Lessee operating costs*

Operating lease costs relate to our ground and office leases in which we are the lessee. Ground leases generally require fixed annual rent payments and may also include escalation clauses and renewal options. For the years ended December 31, 2025, 2024, and 2023, amounts paid and classified as operating activities in our consolidated statements of cash flows for leases in which we are the lessee aggregated $171.9 million, $167.8 million, and $32.2 million, respectively. The increases in both 2024 and 2025 primarily relate to two separate payments of $135.0 million made in connection with amendments to our ground lease agreement at the Alexandria Technology Square® Megacampus in our Cambridge submarket. One payment was made in December 2024 and the other in January 2025 as prepayments for a 24-year lease extension.

Our operating lease obligations related to our office leases have remaining terms of up to 11 years, exclusive of extension options. For the years ended December 31, 2025, 2024, and 2023, our costs for operating leases in which we are the lessee were as follows (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| Gross operating lease costs | $ 45,965 | $ 40,740 | $ 39,879 |
| Capitalized lease costs | (2,949) | (1,780) | (5,544) |
| Expenses for operating leases in which we are the lessee | $ 43,016 | $ 38,960 | $ 34,335 |

During the year ended December 31, 2025, we recognized lease impairment charges aggregating $45.1 million, primarily related to a ground lease entered into in 2021 for a future development opportunity in the San Francisco Bay Area market. Based on our financial outlook for this project, we made the determination to no longer proceed with this project and recognized an impairment charge to write off our remaining right-of-use asset balance. As of December 31, 2025 and 2024, we had no operating lease liability associated with this ground lease, as the related lease obligation had been fully prepaid.

## 6.  CASH, CASH EQUIVALENTS, AND RESTRICTED CASH

Cash, cash equivalents, and restricted cash consisted of the following as of December 31, 2025 and 2024 (in thousands):

| | December 31, | |
|---|---|---|
| | 2025 | 2024 |
| Cash and cash equivalents | $ 549,062 | $ 552,146 |
| Restricted cash: | | |
| Funds held in escrow for real estate acquisitions | — | 2,954 |
| Other | 4,693 | 4,747 |
| | 4,693 | 7,701 |
| Total | $ 553,755 | $ 559,847 |

## 7.  INVESTMENTS

We hold investments in publicly traded companies and privately held entities primarily involved in the life science industry. As a REIT, we generally limit our ownership of each individual entity's voting stock to less than 10%. We evaluate each investment to determine whether we have the ability to exercise significant influence, but not control, over an investee. We evaluate investments in which our ownership is equal to or greater than 20%, but less than or equal to 50%, of an investee's voting stock with a presumption that we have this ability. For our investments in limited partnerships that maintain specific ownership accounts, we presume that such ability exists when our ownership interest exceeds 3% to 5%. In addition to our ownership interest, we consider whether we have a board seat or whether we participate in the investee's policymaking process, among other criteria, to determine if we have the ability to exert significant influence, but not control, over an investee. If we determine that we have such ability, we account for the investment under the equity method, as described below.

From time to time, we may hold equity investments in publicly traded companies that are subject to temporary contractual sale restrictions. We do not recognize a discount related to such contractual sale restrictions.

### Investments accounted for under the equity method

Under the equity method of accounting, we initially recognize our investment at cost and subsequently adjust the carrying amount of the investment for our share of earnings or losses reported by the investee, distributions received, and other-than-temporary impairments.

As of December 31, 2025, we had ten investments in limited partnerships maintaining specific ownership accounts for each investor, which were accounted for under the equity method. These investments aggregated $357.4 million. Our ownership interest in each of these ten investments was greater than 5%.

### Investments that do not qualify for the equity method of accounting

For investees over which we determine that we do not have the ability to exercise significant influence or control, we account for each investment depending on whether it is an investment in a (i) publicly traded company, (ii) privately held entity that reports NAV per share, or (iii) privately held entity that does not report NAV per share, as described below.

*Investments in publicly traded companies*

Our investments in publicly traded companies are classified as investments with readily determinable fair values and are presented at fair value in our consolidated balance sheets, with changes in fair value classified in investment income (loss) in our consolidated statements of operations. The fair values for our investments in publicly traded companies are determined based on sales prices or quotes available on securities exchanges.

*Investments in privately held companies*

Our investments in privately held entities without readily determinable fair values consist of (i) investments in privately held entities that report NAV per share and (ii) investments in privately held entities that do not report NAV per share. These investments are accounted for as follows:

Investments in privately held entities that report NAV per share

Investments in privately held entities that report NAV per share, such as our privately held investments in limited partnerships, are presented at fair value using NAV as a practical expedient, with changes in fair value classified in investment income (loss) in our consolidated statements of operations. We use NAV per share reported by limited partnerships generally without adjustment, unless we are aware of information indicating that the NAV reported by a limited partnership does not accurately reflect the fair value of the investment at our reporting date.

Investments in privately held entities that do not report NAV per share

Investments in privately held entities that do not report NAV per share are accounted for using a measurement alternative under which these investments are measured at cost, adjusted for observable price changes and impairments, with changes classified in investment income (loss) in our consolidated statements of operations.

An observable price arises from an orderly transaction for an identical or similar investment of the same issuer, which is observed by an investor without expending undue cost and effort. Observable price changes result from, among other things, equity transactions of the same issuer executed during the reporting period, including subsequent equity offerings or other reported equity transactions related to the same issuer. To determine whether these transactions are indicative of an observable price change, we evaluate, among other factors, whether these transactions have similar rights and obligations, including voting rights, distribution preferences, and conversion rights to the investments we hold.

## 7.   INVESTMENTS (continued)

### Impairment evaluation of equity method investments and investments in privately held entities that do not report NAV per share

We monitor equity method investments and investments in privately held entities that do not report NAV per share for new developments, including operating results, prospects and results of clinical trials, new product initiatives, new collaborative agreements, capital-raising events, and merger and acquisition activities. These investments are evaluated on the basis of a qualitative assessment for indicators of impairment by monitoring the presence of the following triggering events or impairment indicators:

(i)   a significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee;
(ii)  a significant adverse change in the regulatory, economic, or technological environment of the investee;
(iii) a significant adverse change in the general market condition, including the research and development of technology and products that the investee is bringing or attempting to bring to the market;
(iv)  significant concerns about the investee's ability to continue as a going concern; and/or
(v)   a decision by investors to cease providing support or reduce their financial commitment to the investee.

If such indicators are present, we are required to estimate the investment's fair value and immediately recognize an impairment charge in an amount equal to the investment's carrying value in excess of its estimated fair value.

### Investment income/loss recognition and classification

We recognize both realized and unrealized gains and losses in our consolidated statements of operations, classified in investment income (loss) in our consolidated statements of operations. Unrealized gains and losses represent:

(i)   changes in fair value for investments in publicly traded companies;
(ii)  changes in NAV for investments in privately held entities that report NAV per share;
(iii) observable price changes for investments in privately held entities that do not report NAV per share; and
(iv)  our share of unrealized gains or losses reported by our equity method investees.

Realized gains and losses on our investments represent the difference between proceeds received upon disposition of investments and their historical or adjusted cost basis. For our equity method investments, realized gains and losses represent our share of realized gains or losses reported by the investee. Impairments are realized losses, which result in an adjusted cost basis, and represent charges to reduce the carrying values of investments in privately held entities that do not report NAV per share and equity method investments, if impairments are deemed other than temporary, to their estimated fair value.

### Funding commitments to investments in privately held entities that report NAV

We are committed to funding approximately $343.3 million for our investments in privately held entities that report NAV. Our funding commitments expire at various dates over the next 12 years, with a weighted-average expiration of 8.1 years as of December 31, 2025. These investments are not redeemable by us, but we may receive distributions from these investments throughout their terms. Our investments in privately held entities that report NAV generally have expected initial terms in excess of 10 years. The weighted-average remaining term during which these investments are expected to be liquidated was 5.5 years as of December 31, 2025.

## 7. INVESTMENTS (continued)

The following tables summarize our investments as of December 31, 2025 and 2024 (in thousands):

| | | December 31, 2025 | | |
| --- | --- | --- | --- | --- |
| | Cost | Unrealized Gains | Unrealized Losses | Carrying Amount |
| Publicly traded companies | $ 54,752 | $ 44,319 | $ (4,143) | $ 94,928 |
| Entities that report NAV | 460,160 | 89,514 | (37,298) | 512,376 |
| Entities that do not report NAV: | | | | |
| Entities with observable price changes | 82,252 | 50,601 | (9,615) | 123,238 |
| Entities without observable price changes | 413,324 | — | — | 413,324 |
| Investments accounted for under the equity method | N/A | N/A | N/A | 357,383 |
| Total investments | $ 1,010,488 | $ 184,434 | $ (51,056) | $ 1,501,249 |

| | | December 31, 2024 | | |
| --- | --- | --- | --- | --- |
| | Cost | Unrealized Gains | Unrealized Losses | Carrying Amount |
| Publicly traded companies | $ 188,653 | $ 24,262 | $ (107,248) | $ 105,667 |
| Entities that report NAV | 518,074 | 126,077 | (34,285) | 609,866 |
| Entities that do not report NAV: | | | | |
| Entities with observable price changes | 99,932 | 77,761 | (2,956) | 174,737 |
| Entities without observable price changes | 400,487 | — | — | 400,487 |
| Investments accounted for under the equity method | N/A | N/A | N/A | 186,228 |
| Total investments | $ 1,207,146 | $ 228,100 | $ (144,489) | $ 1,476,985 |

Cumulative gains and losses (realized and unrealized) on investments in privately held entities that do not report NAV still held as of December 31, 2025 aggregated to a loss of $131.6 million, which consisted of upward adjustments aggregating $50.6 million, downward adjustments aggregating $9.6 million, and impairments aggregating $172.6 million.

Our investment income (loss) for the years ended December 31, 2025, 2024, and 2023 consisted of the following (in thousands):

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Realized (losses) gains | $ (83,323) [1] | $ 59,124 | $ 6,078 |
| Unrealized gains (losses) | 26,980 [2] | (112,246) | (201,475) |
| Investment loss | $ (56,343) | $ (53,122) | $ (195,397) |

(1) Consists of realized gains of $115.7 million, offset by impairment charges of $95.7 million and a significant realized loss of $103.3 million, resulting from a reclassification of unrealized losses that were recognized within investment income in our consolidated statement of operations prior to 2025. During the year ended December 31, 2025, these unrealized losses were reclassified into realized losses in connection with the contribution of certain publicly traded securities to an unconsolidated joint venture.

(2) Includes unrealized losses of $76.3 million offset by a reclassification of unrealized losses of $103.3 million into realized losses, described in footnote 1.

Additional information about our non-real estate investments still held as of the end of each year is presented below (in thousands):

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Investments in privately held entities that do not report NAV still held as of the end of each year: | | | |
| Upward adjustments | $ 18,905 | $ 22,763 | $ 16,812 |
| Downward adjustments and impairments | (117,574) | (60,485) | (94,559) |
| | $ (98,669) | $ (37,722) | $ (77,747) |
| Unrealized gains (losses) on non-real estate investments still held as of the end of each year (excluding equity method investments) | $ 55,545 | $ (32,700) | $ (58,820) |

Our investment loss of $56.3 million for the year ended December 31, 2025 also included $12.0 million of equity in losses of our equity method investments.

Refer to "Investments" in Note 2 – "Summary of significant accounting policies" to our consolidated financial statements for additional information.

## 8. OTHER ASSETS

The following table summarizes the components of other assets as of December 31, 2025 and 2024 (in thousands):

| | December 31, | | | |
|---|---|---|---|---|
| | | 2025 | | 2024 |
| Acquired in-place leases | $ | 204,008 | $ | 305,144 |
| Deferred compensation plan | | 53,529 | | 47,727 |
| Deferred financing costs – unsecured senior line of credit | | 39,406 | | 49,056 |
| Deposits | | 28,618 | | 21,768 |
| Furniture, fixtures, equipment, and software | | 70,311 | | 39,558 |
| Net investment in leases | | 58,985 | | 41,503 |
| Notes receivable | | 258,033 | | 120,546 |
| Operating lease right-of-use assets | | 697,865 | | 764,472 |
| Other assets | | 87,036 | | 96,690 |
| Prepaid expenses | | 33,718 | | 33,567 |
| Property, plant, and equipment | | 130,263 | | 141,275 |
| Total | $ | 1,661,772 | $ | 1,661,306 |

### Notes receivable

Our notes receivable as of December 31, 2025 consisted of the following (dollars in thousands):

| | As of December 31, 2025 | | | | |
|---|---|---|---|---|---|
| | Weighted-Average | | | | |
| Notes Receivable | Effective Interest Rate | Maturity Date | | Balance | December 31, 2024 |
| Secured by real estate assets in San Diego | 9.9% | 1/10/29 | $ | 240,476 | $ 103,427 |
| Secured by real estate assets in Greater Boston | 6.6% | 12/16/29 | | 18,089 | 17,356 |
| Less: provision for expected credit losses | | | | (532) | (237) |
| Notes receivable | | | $ | 258,033 | $ 120,546 |

Our notes receivable represent held-to-maturity debt securities carried at amortized cost and are generally secured by real estate. Under the current expected credit losses accounting standard, we are required to estimate and, if necessary, recognize a provision for expected credit losses related to these notes. We do not have a history of losses on such securities; therefore, we utilize available information on historical losses for the commercial real estate industry. We determine expected credit losses for our notes receivable using historical industry losses and considering loan-specific information, including credit ratings of the borrowers, estimated fair values of underlying real estate assets, loan-to-value ratios, the presence of guarantors, and/or other available information. During the year ended December 31, 2025, we recorded a $295 thousand adjustment to the provision for expected credit losses related to our notes receivable. The provision is evaluated on an ongoing basis, with any necessary adjustments recognized in the corresponding period.

## 9. FAIR VALUE MEASUREMENTS

We provide fair value information about all financial instruments for which it is practicable to estimate fair value. We measure and disclose the estimated fair value of financial assets and liabilities by utilizing a fair value hierarchy that distinguishes between data obtained from sources independent of the reporting entity and the reporting entity's own assumptions about market participant assumptions. This hierarchy consists of three broad levels, as follows: (i) quoted prices in active markets for identical assets or liabilities (Level 1), (ii) significant other observable inputs (Level 2), and (iii) significant unobservable inputs (Level 3). Significant other observable inputs can include quoted prices for similar assets or liabilities in active markets, as well as inputs that are observable for the asset or liability, such as interest rates, foreign exchange rates, and yield curves. Significant unobservable inputs are typically based on an entity's own assumptions, since there is little, if any, related market activity. In instances in which the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level of input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

### Assets and liabilities measured at fair value on a recurring basis

The following table sets forth the assets and liabilities that we measure at fair value on a recurring basis by level in the fair value hierarchy as of December 31, 2025 and 2024 (in thousands). There were no transfers of assets measured at fair value on a recurring basis to or from Level 3 in the fair value hierarchy during the year ended December 31, 2025.

| | | | Fair Value Measurement Using | | |
| Description | Total | | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|---|
| **Assets:** | | | | | |
| Investments in publicly traded companies: | | | | | |
| As of December 31, 2025 | $ 94,928 | $ | 94,928 | $ — | $ — |
| As of December 31, 2024 | $ 105,667 | $ | 105,667 | $ — | $ — |
| **Liabilities:** | | | | | |
| Cross-currency swap agreements: | | | | | |
| As of December 31, 2025 | $ 928 | $ | — | $ 928 | $ — |
| As of December 31, 2024 | $ — | $ | — | $ — | $ — |

Our investments in publicly traded companies represent investments with readily determinable fair values, and are carried at fair value, with changes in fair value classified in investment income (loss) in our consolidated financial statements. We also hold investments in privately held entities, which consist of (i) investments that report NAV and (ii) investments that do not report NAV, as further described below.

Our investments in privately held entities that report NAV, such as our privately held investments in limited partnerships, are carried at fair value using NAV as a practical expedient, with changes in fair value classified in net income. As of December 31, 2025 and 2024, the carrying values of investments in privately held entities that report NAV aggregated $512.4 million and $609.9 million, respectively. These investments are excluded from the fair value hierarchy above as required by the fair value accounting standard. We estimate the fair value of each of our investments in limited partnerships based on the most recent NAV prepared by the general partner and reported by each limited partnership. As a result, the determination of fair values of our investments in privately held entities that report NAV generally does not involve significant estimates, assumptions, or judgments on our part.

Our cross-currency swap agreements are recognized at fair value. Refer to Note 2 – "Summary of significant accounting policies" and Note 11 – "Hedge agreements" to our consolidated financial statements for additional information.

## 9.  FAIR VALUE MEASUREMENTS (continued)

### Assets and liabilities measured at fair value on a nonrecurring basis

The following table sets forth the assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of December 31, 2025 and 2024 (in thousands).

| | | | Fair Value Measurement Using | | |
|---|---|---|---|---|---|
| Description | Carrying Amount | | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| **Real estate assets held for sale with carrying values adjusted to fair value less costs to sell:** | | | | | |
| As of December 31, 2025 | $ 581,737 | (1) | $ — | $ — | $ 581,737 (2) |
| As of December 31, 2024 | $ 322,662 | (1) | $ — | $ — | $ 322,662 (2) |
| **Investments in privately held entities that do not report NAV:** | | | | | |
| As of December 31, 2025 | $ 139,251 | | $ — | $ 123,238 (3) | $ 16,013 (4) |
| As of December 31, 2024 | $ 184,236 | | $ — | $ 174,737 (3) | $ 9,499 (4) |

(1)  These amounts are included in the total balances of our net assets classified as held for sale aggregating $581.7 million and $371.3 million as of December 31, 2025 and 2024, respectively, disclosed in Note 3 – "Investments in real estate" and represent assets held for sale as of December 31, 2025 and 2024, respectively, for which impairments were recognized.

(2)  These amounts represent the aggregate carrying amounts of assets held for sale after adjustments to their respective fair values less costs to sell based on executed purchase and sale agreements, letters of intent, valuations provided by third-party real estate brokers, or market comparables from recent transactions.

(3)  These amounts represent the total carrying amounts of our equity investments in privately held entities with observable price changes, which are included in the investments balances of $1.50 billion and $1.48 billion in our consolidated balance sheets as of December 31, 2025 and 2024, respectively, disclosed in Note 7 – "Investments" to our consolidated financial statements.

(4)  These amounts are included in the investments in privately held entities without observable price changes balances aggregating $413.3 million and $400.5 million as of December 31, 2025 and 2024, respectively, disclosed in Note 7 – "Investments" to our consolidated financial statements, and represent the carrying amounts of investments in privately held entities that do not report NAV for which impairments have been recognized in accordance with the measurement alternative guidance described in "Investments" in Note 2 – "Summary of significant accounting policies" to our consolidated financial statements.

*Real estate assets classified as held for sale measured at fair value less costs to sell*

Our real estate assets classified as held for sale and measured at fair value less costs to sell are presented in the table above. These properties represent a subset of our total real estate assets classified as held for sale as of December 31, 2025 and 2024, respectively. The fair values for these real estate assets were estimated based on executed purchase and sale agreements, letters of intent, valuations provided by third-party real estate brokers, or market comparables from recent transactions. Refer to "Investments in real estate" in Note 2 – "Summary of significant accounting policies," and "Assets held for sale" in Note 3 – "Investments in real estate" to our consolidated financial statements for additional information.

*Investments in privately held entities that do not report NAV*

Our investments in privately held entities that do not report NAV are measured at cost, adjusted for observable price changes and impairments, with changes recognized in net income (loss). These investments are adjusted based on the observable price changes in orderly transactions for the identical or similar investment of the same issuer. Further adjustments are not made until another observable transaction occurs. Therefore, the determination of fair values of our investments in privately held entities that do not report NAV does not involve significant estimates and assumptions or subjective and complex judgments.

We also subject our investments in privately held entities that do not report NAV to a qualitative assessment for indicators of impairment. If indicators of impairment are present, we are required to estimate the investment's fair value and immediately recognize an impairment charge in an amount equal to the investment's carrying value in excess of its estimated fair value.

The estimates of fair value typically incorporate valuation techniques that include an income approach reflecting a discounted cash flow analysis, and a market approach that includes a comparative analysis of acquisition multiples and pricing multiples generated by market participants. In certain instances, we may use multiple valuation techniques for a particular investment and estimate its fair value based on an average of multiple valuation results.

Refer to Note 7 – "Investments" to our consolidated financial statements for additional information.

## 9. FAIR VALUE MEASUREMENTS (continued)

**Assets and liabilities not measured at fair value in the statement of financial position but for which the fair value is disclosed**

The fair value of our secured note payable and unsecured senior notes payable, and the amounts outstanding on our unsecured senior line of credit and commercial paper program, were estimated using widely accepted valuation techniques, including discounted cash flow analyses using significant other observable inputs such as available market information on discount and borrowing rates with similar terms, maturities, and credit ratings. Because the valuations of our financial instruments are based on these types of estimates, the actual fair value of our financial instruments may differ materially if our estimates do not prove to be accurate. Additionally, the use of different market assumptions or estimation methods may have a material effect on the estimated fair value amounts.

As of December 31, 2025 and 2024, the book and estimated fair values of our secured note payable and unsecured senior notes payable and the amounts outstanding under our unsecured senior line of credit and commercial paper program, including the level within the fair value hierarchy for which the estimates were derived, were as follows (in thousands):

| | | December 31, 2025 | | | |
| | | Fair Value Hierarchy | | | |
| | Book Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Estimated Fair Value |
|---|---|---|---|---|---|
| Liabilities: | | | | | |
| Secured notes payable | $ — | $ — | $ — | $ — | $ — |
| Unsecured senior notes payable | $ 12,047,394 | $ — | $ 10,675,433 | $ — | $ 10,675,433 |
| Unsecured senior line of credit | $ — | $ — | $ — | $ — | $ — |
| Commercial paper program | $ 353,161 | $ — | $ 353,189 | $ — | $ 353,189 |

| | | December 31, 2024 | | | |
| | | Fair Value Hierarchy | | | |
| | Book Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Estimated Fair Value |
|---|---|---|---|---|---|
| Liabilities: | | | | | |
| Secured notes payable | $ 149,909 | $ — | $ 149,413 | $ — | $ 149,413 |
| Unsecured senior notes payable | $ 12,094,465 | $ — | $ 10,472,993 | $ — | $ 10,472,993 |
| Unsecured senior line of credit | $ — | $ — | $ — | $ — | $ — |
| Commercial paper program | $ — | $ — | $ — | $ — | $ — |

The carrying values of cash and cash equivalents, restricted cash, tenant receivables, deposits, notes receivable, accounts payable, accrued expenses, and other short-term liabilities approximate their fair value.

## 10. SECURED AND UNSECURED SENIOR DEBT

The following table summarizes our outstanding indebtedness and respective principal payments remaining as of December 31, 2025 (dollars in thousands):

| Debt | Stated Rate | Interest Rate(1) | Maturity Date(2) | 2026 | 2027 | 2028 | 2029 | 2030 | Thereafter | Principal | Unamortized (Deferred Financing Cost), (Discount) Premium | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | Principal Payments Remaining for the Periods Ending December 31, | | | | | | |
| Unsecured senior line of credit and commercial paper program(3) | (3) | 4.33 %(3) | 1/22/30(3) | $ — | $ — | $ — | $ — | $353,500 | $ — | $ 353,500 | $ (339) | $ 353,161 |
| Unsecured senior notes payable | 4.30% | 4.50 | 1/15/26(4) | 300,000 | — | — | — | — | — | 300,000 | (36) | 299,964 |
| Unsecured senior notes payable | 3.80% | 3.96 | 4/15/26 | 350,000 | — | — | — | — | — | 350,000 | (162) | 349,838 |
| Unsecured senior notes payable | 3.95% | 4.13 | 1/15/27 | — | 350,000 | — | — | — | — | 350,000 | (555) | 349,445 |
| Unsecured senior notes payable | 3.95% | 4.07 | 1/15/28 | — | — | 425,000 | — | — | — | 425,000 | (888) | 424,112 |
| Unsecured senior notes payable | 4.50% | 4.60 | 7/30/29 | — | — | — | 300,000 | — | — | 300,000 | (805) | 299,195 |
| Unsecured senior notes payable | 2.75% | 2.87 | 12/15/29 | — | — | — | 400,000 | — | — | 400,000 | (1,655) | 398,345 |
| Unsecured senior notes payable | 4.70% | 4.81 | 7/1/30 | — | — | — | — | 450,000 | — | 450,000 | (1,686) | 448,314 |
| Unsecured senior notes payable | 4.90% | 5.05 | 12/15/30 | — | — | — | — | 700,000 | — | 700,000 | (3,947) | 696,053 |
| Unsecured senior notes payable | 3.375% | 3.48 | 8/15/31 | — | — | — | — | — | 750,000 | 750,000 | (3,704) | 746,296 |
| Unsecured senior notes payable | 2.00% | 2.12 | 5/18/32 | — | — | — | — | — | 900,000 | 900,000 | (6,043) | 893,957 |
| Unsecured senior notes payable | 1.875% | 1.97 | 2/1/33 | — | — | — | — | — | 1,000,000 | 1,000,000 | (6,240) | 993,760 |
| Unsecured senior notes payable | 2.95% | 3.07 | 3/15/34 | — | — | — | — | — | 800,000 | 800,000 | (6,477) | 793,523 |
| Unsecured senior notes payable | 4.75% | 4.88 | 4/15/35 | — | — | — | — | — | 500,000 | 500,000 | (4,500) | 495,500 |
| Unsecured senior notes payable | 5.50% | 5.66 | 10/1/35 | — | — | — | — | — | 550,000 | 550,000 | (6,316) | 543,684 |
| Unsecured senior notes payable | 5.25% | 5.38 | 5/15/36 | — | — | — | — | — | 400,000 | 400,000 | (3,767) | 396,233 |
| Unsecured senior notes payable | 4.85% | 4.93 | 4/15/49 | — | — | — | — | — | 300,000 | 300,000 | (2,756) | 297,244 |
| Unsecured senior notes payable | 4.00% | 3.91 | 2/1/50 | — | — | — | — | — | 700,000 | 700,000 | 9,844 | 709,844 |
| Unsecured senior notes payable | 3.00% | 3.08 | 5/18/51 | — | — | — | — | — | 850,000 | 850,000 | (10,842) | 839,158 |
| Unsecured senior notes payable | 3.55% | 3.63 | 3/15/52 | — | — | — | — | — | 1,000,000 | 1,000,000 | (13,228) | 986,772 |
| Unsecured senior notes payable | 5.15% | 5.26 | 4/15/53 | — | — | — | — | — | 500,000 | 500,000 | (7,373) | 492,627 |
| Unsecured senior notes payable | 5.625% | 5.71 | 5/15/54 | — | — | — | — | — | 600,000 | 600,000 | (6,470) | 593,530 |
| Unsecured debt weighted-average interest rate/total | | 3.91% | | $650,000 | $350,000 | $425,000 | $700,000 | $1,503,500 | $8,850,000 | $12,478,500 | $ (77,945) | $ 12,400,555 |

(1) Represents the weighted-average interest rate as of the end of the applicable period, including amortization of loan fees, amortization of debt premiums (discounts), and other bank fees.
(2) Reflects any extension options that we control.
(3) Refer to footnote 3 on the following page.
(4) In January 2026, we repaid our 4.30% unsecured senior notes payable upon maturity. No gain or loss was incurred in connection with this repayment.

## 10. SECURED AND UNSECURED SENIOR DEBT (continued)

The following table summarizes our unsecured senior debt and amounts outstanding under our unsecured senior line of credit and commercial paper program as of December 31, 2025 (dollars in thousands):

| | | | | | Weighted-Average | |
|---|---|---|---|---|---|---|
| | Fixed-Rate Debt | Variable-Rate Debt | Total | Percentage | Interest Rate[1] | Remaining Term (in years) |
| Unsecured senior notes payable | $12,047,394 | $ — | $12,047,394 | 97.2% | 3.90% | 12.3 |
| Unsecured senior line of credit and commercial paper program | — | 353,161 | 353,161 [2] | 2.8 | 4.33 [2] | 4.1 [3] |
| Total/weighted average | $12,047,394 | $353,161 | $12,400,555 | 100.0% | 3.91% | 12.1 [3] |
| Percentage of total debt | 97.2% | 2.8% | 100% | | | |

(1) Represents the weighted-average interest rate as of the end of the applicable period, including expense/income related to the amortization of loan fees, amortization of debt premiums (discounts), and other bank fees.

(2) As of December 31, 2025, we had no outstanding balance on our unsecured senior line of credit and $353.2 million of commercial paper notes outstanding.

(3) We calculate the weighted-average remaining term of our commercial paper notes by using the maturity date of our unsecured senior line of credit. Using the maturity date of our outstanding commercial paper notes, the consolidated weighted-average maturity of our debt is 12.0 years. The commercial paper notes sold during the year ended December 31, 2025 were issued at a weighted-average yield to maturity of 4.48% and had a weighted-average maturity term of 19 days.

### Issuance and repayment of unsecured senior notes payable

In February 2025, we issued $550.0 million of unsecured senior notes payable, due 2035, with an interest rate of 5.50%. In April 2025, we repaid our 3.45% unsecured senior notes payable aggregating $600.0 million upon their maturity, using proceeds from our February 2025 unsecured senior notes payable offering, with no gain or loss incurred.

In January 2026, we repaid $300.0 million of 4.30% unsecured senior notes payable upon maturity. No gain or loss was incurred in connection with this repayment.

### $5.0 billion unsecured senior line of credit

As of December 31, 2025, our unsecured senior line of credit, which matures in 2030, including extension options under our control, had aggregate commitments of $5.0 billion, and bore an interest rate of SOFR plus 0.855%. In addition to the cost of borrowing, the unsecured senior line of credit is subject to an annual facility fee of 0.145% based on the aggregate commitments outstanding. Based on achievement of certain annual sustainability metrics, the interest rate and facility fee rate are also subject to upward or downward adjustments of up to four basis points with respect to the interest rate and up to one basis point with respect to the facility fee rate.

Based on certain sustainability metrics achieved in accordance with the terms of our unsecured senior line of credit agreement, the borrowing rate was reduced by two basis points to SOFR plus 0.855%, from SOFR plus 0.875%, and the facility fee was reduced by 0.5 basis point to 0.145% from 0.15%. As of December 31, 2025, we had no outstanding balance on our unsecured senior line of credit.

### $2.50 billion commercial paper program

Our commercial paper program allows us to issue up to $2.50 billion of commercial paper notes that bear interest at short-term fixed rates with a maturity of generally 30 days or less and a maximum maturity of 397 days from the date of issuance. This program is back-stopped by our unsecured senior line of credit, and at all times we expect to retain a minimum undrawn amount of borrowing capacity under our unsecured senior line of credit equal to the amount of commercial paper notes outstanding. We use the net proceeds from the issuances of the notes for general working capital and other general corporate purposes, which may include, but are not limited to, the repayment of other debt and selective development, redevelopment, or acquisition of properties. In 2025, the notes were issued at a weighted-average yield to maturity of 4.48% and had a weighted-average maturity term of 19 days. As of December 31, 2025, we had $353.2 million outstanding under our commercial paper program.

### Repayment of secured note payable

In August 2025, we repaid a secured construction loan aggregating $154.6 million with an interest rate of 7.18%, which was related to our development project at 99 Coolidge Avenue in our Cambridge/Inner Suburbs submarket. In connection with the repayment, we recognized a loss on early extinguishment of debt of $107 thousand for the write-off of unamortized deferred financing costs during the year ended December 31, 2025.

## 10. SECURED AND UNSECURED SENIOR DEBT (continued)

### Interest expense

The following table summarizes interest expense for the years ended December 31, 2025, 2024, and 2023 (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| Interest incurred | $ 557,122 | $ 516,799 | $ 438,182 |
| Capitalized interest | (330,424) | (330,961) | (363,978) |
| Interest expense | $ 226,698 | $ 185,838 | $ 74,204 |

## 11. HEDGE AGREEMENTS

To mitigate the impact of fluctuations in the USD–CAD exchange rate related to our real estate investment in Canada, we have fixed-to-fixed cross-currency swap agreements designated as net investment hedges, which were deemed effective on the commencement date. As of December 31, 2025, the aggregate notional amount of the swaps is CAD $340.0 million, and the corresponding total USD notional is approximately $246.8 million. Under the terms of the swap agreements, USD fixed interest amounts are payable to us and CAD fixed interest amounts are payable to the counterparty. The swap agreements mature on April 30, 2026. As of December 31, 2025, the hedge relationships remained highly effective. Refer to "Hedge accounting" in Note 2 – "Summary of significant accounting policies" to our consolidated financial statements for additional information.

The tables below summarize the fair value of our cross-currency swap agreements designated as net investment hedges and the impact on our consolidated financial statements. We did not have any outstanding hedge agreements as of and during the year ended December 31, 2024. Amounts are presented in USD (in thousands).

### Fair value of cross-currency swap agreements designated as net investment hedges

|  | As of December 31, 2025 | |
| --- | --- | --- |
| Balance Sheet Location | Fair Value – Liability | Notional Amount Outstanding |
| Accounts payable, accrued expenses, and other liabilities | $ 928 | $ 246,766 |

### Effect on consolidated other comprehensive income

|  | Location in Consolidated Statement of Comprehensive Income | Year Ended December 31, 2025 |
| --- | --- | --- |
| Total unrealized loss recognized in other comprehensive income | Unrealized losses on foreign currency translation, net | $ 148 |

Unrealized gains or losses related to our cross-currency swap agreements will be reclassified from accumulated other comprehensive income into net income upon the substantial completion of the sale of our real estate investments in Canada. As of December 31, 2025, a majority of our assets in Canada were designated as held for sale and are expected to sell within 12 months.

### Effect on consolidated statements of operations

|  | Location in Consolidated Statement of Operations | Year Ended December 31, 2025 |
| --- | --- | --- |
| Total gain recognized in net income[1] | Other income | $ 1,837 |

(1) Represents net interest expense settlements and interest rate forward points excluded from assessment of hedge effectiveness. Refer to "Hedge accounting" in Note 2 – "Summary of significant accounting policies" to our consolidated financial statements for additional information.

## 12. ACCOUNTS PAYABLE, ACCRUED EXPENSES, AND OTHER LIABILITIES

The following table summarizes the components of accounts payable, accrued expenses, and other liabilities as of December 31, 2025 and 2024 (in thousands):

| | December 31, | | | |
| --- | --- | --- | --- | --- |
| | | 2025 | | 2024 |
| Accounts payable and accrued expenses | $ | 510,580 | $ | 534,803 |
| Accrued construction | | 314,836 | | 500,890 |
| Acquired below-market leases | | 133,033 | | 180,407 |
| Conditional asset retirement obligations | | 34,342 | | 53,968 |
| Deferred rent liabilities | | 14,659 | | 11,461 |
| Operating lease liability | | 360,543 | | 507,127 |
| Unearned rent and tenant security deposits | | 876,252 | | 691,873 |
| Other liabilities | | 152,828 | | 173,822 |
| Total | $ | 2,397,073 | $ | 2,654,351 |

As of December 31, 2025 and 2024, our conditional asset retirement obligations primarily consisted of the soil and groundwater remediation liabilities associated with certain properties. Some of our properties may contain asbestos or may be subjected to other hazardous or toxic substances, which, under certain conditions, requires remediation. We engage independent environmental consultants to conduct Phase I or similar environmental assessments at our properties. This type of assessment generally includes a site inspection, interviews, and a public records review; asbestos, lead-based paint, and mold surveys; subsurface sampling; and other testing. We recognize a liability for the fair value of a conditional asset retirement obligation when the fair value of the liability can be reasonably estimated. In addition, environmental laws and regulations subject our tenants, and potentially us, to liability that may result from our tenants' routine handling of hazardous substances and wastes as part of their operations at our properties. As of December 31, 2025 we are not aware of any additional environmental liability that we believe would require additional disclosures or recognition in our consolidated financial statements.

## 13. EARNINGS PER SHARE

We grant two types of restricted stock awards: (i) restricted stock awards with nonforfeitable dividends and (ii) restricted stock awards with forfeitable dividends.

Unvested restricted stock awards ("RSAs") with nonforfeitable dividends are considered participating securities and included in the computation of EPS using the two-class method. Under this method, we allocate net income (after amounts attributable to noncontrolling interests) to common stockholders and these RSAs by using the weighted-average shares of each class outstanding for quarter-to-date and year-to-date periods independently, based on their respective participation rights to dividends declared (or accumulated) and undistributed earnings.

Unvested RSAs with forfeitable dividends do not qualify as participating securities under the two-class method because the dividends are forfeited if the awards do not vest. As a result, undistributed earnings are not allocated to these awards prior to vesting, and these awards have no effect on the computation of basic EPS while unvested. Once these awards vest, they are included in the denominator of basic EPS, weighted for the portion of the reporting period they were vested. Prior to vesting, these awards are included in the denominator of diluted EPS if they are dilutive, which is determined using the treasury stock method. Under this method, incremental shares are calculated as the difference between the total unvested shares and the number of shares that could hypothetically be repurchased using the assumed proceeds (including unrecognized compensation cost related to these awards). These incremental shares are weighted for the portion of the reporting period they were unvested and are included in the diluted EPS denominator only if their inclusion reduces EPS (i.e., if they are not antidilutive).

In addition, from time to time, we enter into forward equity sales agreements. We consider the potential dilution resulting from the forward equity sales agreements on the EPS calculations. At inception, the agreements do not have an effect on the computation of basic EPS as no shares are delivered until settlement. The common shares issued upon the settlement of the forward equity sales agreements, weighted for the period these common shares were outstanding, are included in the denominator of basic EPS. To determine the dilution resulting from the forward equity sales agreements during the period of time prior to settlement, we calculate the number of weighted-average shares outstanding – diluted using the treasury stock method. As of and during the year ended December 31, 2025, no forward equity sales agreements were outstanding.

The table below reconciles the numerators and denominators of the basic and diluted EPS computations for the years ended December 31, 2025, 2024, and 2023 (in thousands, except per share amounts):

|  | Year Ended December 31, | | |
|  | 2025 | 2024 | 2023 |
| --- | --- | --- | --- |
| Net (loss) income | $ (1,216,726) | $ 510,733 | $ 280,994 |
| Net income attributable to noncontrolling interests | (212,844) | (187,784) | (177,355) |
| Net income attributable to unvested RSAs with nonforfeitable dividends | (8,417) | (13,394) | (11,195) |
| Numerator for basic and diluted EPS – net (loss) income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders | $ (1,437,987) | $ 309,555 | $ 92,444 |
|  |  |  |  |
| Denominator for basic EPS – weighted-average shares of common stock outstanding | 170,307 | 172,071 | 170,909 |
| Dilutive effect of unvested RSAs with forfeitable dividends | — | — | — |
| Denominator for diluted EPS – weighted-average shares of common stock outstanding | 170,307 | 172,071 | 170,909 |
| Net (loss) income per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders: |  |  |  |
| Basic | $ (8.44) | $ 1.80 | $ 0.54 |
| Diluted | $ (8.44) | $ 1.80 | $ 0.54 |

## 14. INCOME TAXES

We have elected to be taxed as a REIT under the Code. We believe we have qualified and continue to qualify as a REIT. Under the Code, a REIT that distributes at least 90% of its REIT taxable income to its stockholders annually and meets certain other conditions is not subject to federal income taxes, but could be subject to certain state, local, and foreign taxes. We distribute 100% of our taxable income annually; therefore, a provision for federal income taxes is not required.

We distributed all of our REIT taxable income in 2024 and 2023 and, as a result, did not incur federal income tax in those years on such income. For the year ended December 31, 2025, we expect to distribute all of our REIT taxable income and, as a result, do not expect to incur federal income tax. We expect to finalize our 2025 REIT taxable income when we file our 2025 federal income tax return in 2026.

The income tax treatment of distributions and dividends declared on our common stock for the years ended December 31, 2025, 2024, and 2023 was as follows (unaudited):

|  | Year Ended December 31, | | |
|  | 2025 | 2024 | 2023 |
|---|---|---|---|
| Ordinary income | 66.6 % | 65.7 % | 87.8 % |
| Return of capital | 18.9 | 1.6 | — |
| Capital gains at 25% | 0.6 | 13.9 | 0.2 |
| Capital gains at 20% | 13.9 | 18.8 | 12.0 |
| Total | 100.0 % | 100.0 % | 100.0 % |
|  |  |  |  |
| Dividends declared | $ 4.68 | $ 5.19 | $ 4.96 |

Beginning in 2018, the Tax Cuts and Jobs Act of 2017 added Section 199A to allow for a new tax deduction based on certain qualified business income. Section 199A provides eligible individual taxpayers a deduction of up to 20% of their qualified REIT dividends. This deduction applies to the portion of dividends classified as ordinary income in the table above.

Our dividends declared in a given quarter are generally paid during the subsequent quarter. The taxability information presented above for our dividends paid in 2025 is based upon management's estimate. Our federal tax return for 2025 is due on or before October 15, 2026, assuming we file for an extension of the due date. Our federal tax returns for previous tax years have not been examined by the IRS. Consequently, the taxability of distributions and dividends is subject to change.

In addition to our REIT tax returns, we file federal, state, and local tax returns for our subsidiaries. We file with jurisdictions located in the U.S., Canada, China, and other international locations and may be subject to audits, assessments, or other actions by local taxing authorities. We recognize tax benefits of uncertain tax positions only if it is more likely than not that the tax position will be sustained, based solely on its technical merits, with the taxing authority having full knowledge of all relevant information. The measurement of a tax benefit for an uncertain tax position that meets the "more likely than not" threshold is based on a cumulative probability model under which the largest amount of tax benefit recognized is the amount with a greater than 50% likelihood of being realized upon ultimate settlement with the taxing authority that has full knowledge of all relevant information.

As of December 31, 2025, there were no material unrecognized tax benefits. We do not anticipate a significant change to the total amount of unrecognized tax benefits within the next 12 months. Interest expense and penalties, if any, are recognized in the first period during which the interest or penalties begin accruing, according to the provisions of the relevant tax law at the applicable statutory rate of interest. We did not incur any significant tax-related interest expense or penalties for the years ended December 31, 2025, 2024, and 2023.

## 14. INCOME TAXES (continued)

The following reconciles net income (determined in accordance with GAAP) to taxable income as filed with the IRS for the years ended December 31, 2024 and 2023 (in thousands and unaudited):

| | | Year Ended December 31, | |
|---|---|---|---|
| | | 2024 | 2023 |
| Net income | $ | 510,733 | $ 280,994 |
| Net income attributable to noncontrolling interests | | (187,784) | (177,355) |
| Book/tax differences: | | | |
| Rental revenue recognition | | (32,749) | 128,938 |
| Depreciation and amortization | | 361,529 | 331,322 |
| Share-based compensation | | 47,948 | 73,320 |
| Interest expense | | (85,378) | (126,756) |
| Sales of property | | 155,753 | 7,784 |
| Impairments | | 92,738 | 80,134 |
| Non-real estate investments loss | | 133,960 | 209,092 |
| Lease recognition | | (127,719) | 5,840 |
| Other | | 3,573 | 15,463 |
| Taxable income before dividend deduction | | 872,604 | 828,776 |
| Dividend deduction necessary to eliminate taxable income[1] | | (872,604) | (828,776) |
| Estimated income subject to federal income tax | $ | — | $ — |

(1)   Total common stock dividend distributions paid were approximately $898.6 million and $847.5 million during the years ended December 31, 2024 and 2023, respectively.

## 15. COMMITMENTS AND CONTINGENCIES

### Employee retirement savings plan

We have a retirement savings plan pursuant to Section 401(k) of the Code whereby our employees may contribute a portion of their compensation to their respective retirement accounts in an amount not to exceed the maximum allowed under the Code. In addition to employee contributions, we have elected to provide company discretionary profit-sharing contributions (subject to statutory limitations), which amounted to approximately $3.5 million, $7.8 million, and $8.6 million for the years ended December 31, 2025, 2024, and 2023, respectively. Employees who participate in the plan are immediately vested in their contributions and in the contributions made on their behalf by the Company.

### Concentration of credit risk

We maintain our cash and cash equivalents at insured financial institutions. The combined account balances at each institution periodically exceed the FDIC insurance coverage of $250,000, and, as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage. We have not experienced any losses to date on our invested cash.

Our rental revenue is generated by a diverse array of many tenants. As of December 31, 2025, we had approximately 850 leases. The inability of any single tenant to make its lease payments is unlikely to have a severe or financially disruptive effect on our operations.

### Commitments

As of December 31, 2025, remaining aggregate costs under contract for the construction of properties undergoing development, redevelopment, and improvements under the terms of leases approximated $1.03 billion. We expect payments for these obligations to occur over one to three years, subject to capital planning adjustments from time to time. We may have the ability to cease the construction of certain projects, which would result in the reduction of our commitments. In addition, we have letters of credit and performance obligations aggregating $5.3 million.

We are committed to funding approximately $370.3 million related to our non-real estate investments. These funding commitments are primarily associated with our investments in privately held entities that report NAV and expire at various dates over the next 12 years, with a weighted-average expiration of 8.1 years as of December 31, 2025.

Our former joint venture partner in the Greater Boston market has an option, subject to certain conditions, to obtain a $50.0 million secured loan from us, which, if the option is exercised, will bear interest at SOFR plus 6.5%, with a floor of 9.0% and a term not to exceed five years. As of December 31, 2025, the option has not been exercised and is set to expire in July 2027.

## 15.  COMMITMENTS AND CONTINGENCIES (continued)

In January 2026, our partner in our consolidated joint venture at 99 Coolidge Avenue in our Cambridge/Inner Suburbs submarket exercised its option to require us to purchase its redeemable noncontrolling interest aggregating $48.7 million plus unpaid distributions approximating $844 thousand as of December 31, 2025. We expect to complete the redemption in the first quarter of 2026.

In connection with the sale of a property in our San Diego market, we entered into a loan agreement with the buyer under which we committed to provide up to $165.7 million of financing through December 30, 2029. As of December 31, 2025, $49.2 million of the commitment remained available to be drawn by the borrower.

## 16.  STOCKHOLDERS' EQUITY

### Common equity transactions

*Common stock repurchase program*

Our common stock repurchase program, authorized by our Board of Directors in December 2024 allowed for the repurchase of up to $500.0 million of our common stock in the open market, in privately negotiated transactions, or otherwise through its expiration on December 31, 2025.

During January and February 2025, we repurchased 2.2 million shares of common stock under this repurchase program at an average price per share of $96.71, with approximately $241.8 million remaining available for additional share repurchases. No further purchases were made under this program.

On December 8, 2025, we announced that our Board of Directors authorized a new common stock repurchase program that allows for the repurchase of up to $500.0 million of our common stock through December 31, 2026. This new program replaced our prior stock repurchase program. As of the date of this report, no purchases have been made under the new program and $500.0 million remains available for future share repurchases.

*ATM common stock offering program*

In February 2024, we entered into an ATM common stock offering program that allows us to sell up to an aggregate of $1.50 billion of our common stock.

During 2024, we entered into forward equity sales agreements to sell 230 thousand shares. We settled these agreements and received net proceeds of $27.8 million (before offering costs) in 2024.

During the year ended December 31, 2025, we had no activity under our ATM program. As of December 31, 2025, the remaining aggregate amount available under our ATM program for future sales of common stock was $1.47 billion.

### Accumulated other comprehensive loss

The improvement of $16.9 million in accumulated other comprehensive loss attributable to Alexandria Real Estate Equities, Inc.'s stockholders for the year ended December 31, 2025 was primarily due to unrealized foreign currency translation gains of $15.3 million related to our operations in Canada and a $1.7 million reclassification of previously unrealized foreign currency translation losses upon completion of the sale of our remaining asset located in Asia. This improvement was partially offset by $148 thousand of unrealized losses resulting from the changes in the fair value of our cross-currency swap agreements due to the strengthening of the Canadian dollar since the execution of these agreements on July 29, 2025. Refer to Note 11 – "Hedge agreements" to our consolidated financial statements for additional information.

### Common stock, preferred stock, and excess stock authorizations

Our charter authorizes the issuance of 400.0 million shares of common stock, of which 170.5 million shares were issued and outstanding as of December 31, 2025. Our charter also authorizes the issuance of up to 100.0 million shares of preferred stock, none of which were issued and outstanding as of December 31, 2025. In addition, 200.0 million shares of "excess stock" (as defined in our charter) are authorized, none of which were issued and outstanding as of December 31, 2025.

## 17. SHARE-BASED COMPENSATION

### Stock award and incentive plan

To attract and retain talent, provide incentives, and promote the long-term success of our Company, we grant share-based compensation in the form of restricted stock, pursuant to our stock award and incentive plan. Each restricted share issued reduces our share reserve by one share (1:1 ratio). As of December 31, 2025, 4,894,632 shares remained available for future grants under our stock award and incentive plan.

In addition, our stock award and incentive plan permits us to issue share awards to our employees, non-employees, and non-employee directors. A share award is an award of common stock that (i) may be fully vested upon issuance or (ii) may be subject to the risk of forfeiture under Section 83 of the Code. Shares issued generally vest over a four-year period from the date of issuance, and the sale of the shares is restricted prior to the date of vesting. Certain restricted share awards are also subject to an additional one-year holding period after vesting. The unearned portion of time-based share awards is amortized as share-based compensation expense on a straight-line basis over the vesting period. Certain restricted share awards are subject to vesting based upon the satisfaction of levels of performance or market conditions. Failure to satisfy the threshold performance conditions will result in the forfeiture of shares and in a reversal of previously recognized share-based compensation expense. Failure to satisfy the market condition results in the forfeiture of shares but does not result in a reversal of previously recognized share-based compensation expense, provided that the requisite service has been rendered. Forfeiture of time-based, performance-based, or market-based awards due to the failure to meet the service requirement results in the reversal of previously recognized share-based compensation expense.

The following is a summary of the stock awards activity under our equity incentive plan and related information for the years ended December 31, 2025, 2024, and 2023 (dollars in thousands, except per share information):

| | Number of Share Awards | Weighted-Average Grant Date Fair Value per Share |
|---|---|---|
| Outstanding at December 31, 2022 | 2,087,521 | $ 149.96 |
| Granted | 1,522,058 | $ 108.22 |
| Vested | (798,729) | $ 149.41 |
| Forfeited | (56,689) | $ 104.65 |
| Outstanding at December 31, 2023 | 2,754,161 | $ 127.34 |
| Granted | 615,192 | $ 102.96 |
| Vested | (951,195) | $ 136.09 |
| Forfeited | (180,253) | $ 109.63 |
| Outstanding at December 31, 2024 | 2,237,905 | $ 118.34 |
| Granted | 1,032,861 | $ 73.84 |
| Vested | (817,304) | $ 131.47 |
| Forfeited | (81,412) | $ 109.34 |
| Outstanding at December 31, 2025 | 2,372,050 | $ 94.75 |

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| Total grant date fair value of stock awards vested | $ 107,449 | $ 129,449 | $ 119,335 |
| Total gross share-based compensation recognized | $ 94,685 | $ 118,439 | $ 139,675 |
| Capitalized share-based compensation | $ 53,566 | $ 58,805 | $ 56,817 |

Certain restricted stock awards granted during 2025, 2024, and 2023 are subject to performance and market conditions. The grant date fair value of these awards is determined using a Monte Carlo simulation pricing model using the following assumptions for 2025, 2024, and 2023, respectively: (i) expected term of 3.0 years, 3.0 years, and 3.0 years (equal to the remaining performance measurement period at the grant date), (ii) volatility of 30.7%, 28.7%, and 32.0% (approximating a blended average of implied and historical volatilities), (iii) three-year weighted-average dividend yield of 4.2%, 3.3%, and 2.8%, and (iv) risk-free rate of 4.35%, 4.18%, and 4.22%.

As of December 31, 2025, there was $130.9 million of unrecognized compensation related to unvested share awards under the equity incentive plan, which is expected to be recognized over the next four years and has a weighted-average vesting period of approximately 17 months.

## 18. SEGMENT INFORMATION

We are a life science REIT focused on developing, redeveloping, and operating properties that provide space for lease to tenants primarily in the life science industry. Our properties are leased predominantly through triple-net lease agreements and share key characteristics, including generic and reusable improvements, consistent lease structures, and business strategy. All properties are located within North America, predominantly in the U.S., and operate within a comparable regulatory environment.

*Operating segments*

Our Chief Operating Decision Maker ("CODM"), represented by our Executive Chairman and our Chief Executive Officer, evaluates operating results at the geographic market level to assess performance and allocate resources. Our operating segments align with our markets, including Greater Boston, the San Francisco Bay Area, San Diego, and Seattle, among others. Regular market performance updates are provided directly to the CODM. These updates include each market's net operating income ("NOI"), which serves as the profit or loss measure used by the CODM for performance assessment and resource allocation. NOI provides useful information regarding performance of each market as it reflects income and expenses incurred in connection with real estate operations in each market. This metric enables the CODM to evaluate the profitability and performance of each market on a consistent and comparable basis, supporting decisions on capital resource allocation, including in connection with development, redevelopment, acquisition, and disposition activities in each market.

*Evaluation of economic similarity and aggregation of operating segments*

In accordance with the segment reporting accounting standard, we evaluate the economic similarity of our operating segments. Seven of our nine operating segments exhibit consistent long-term economic characteristics, including similar historical long-term NOI margins, which are also expected to remain similar in the future. Additionally, these markets share similar operational characteristics, including nature of services provided (i.e., leasing, operating, developing, and redeveloping life science properties), tenant base (i.e., a variety of tenants involved in the life science industry), methods of operation (i.e., consistent lease structures, property management practices, and business strategies), nature of the regulatory environment (consistent across North America, where all our operating segments are located). Based on shared economic characteristics, we have aggregated our seven operating segments into one reportable segment for segment reporting purposes. Two of our operating segments, specifically our New York City and Canada markets, do not meet the aggregation criteria and individually do not meet the quantitative thresholds to qualify as reportable segments. Therefore, these operating segments are included in the "all other" category in the tables below.

The following table presents the reportable segment profit or loss measure, NOI, for the years ended December 31, 2025, 2024, and 2023 (in thousands).

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| Reportable segment revenues: | | | |
| Revenues from external customers | $ 2,798,270 | $ 2,897,524 | $ 2,685,027 |
| Other income | 37,012 | 30,028 | 21,408 |
| Reportable segment total revenues | 2,835,282 | 2,927,552 | 2,706,435 |
| Reportable segment total rental operating expenses | (868,831) | (831,258) | (763,700) |
| Reportable segment net operating income (reportable segment profit or loss) | $ 1,966,451 | $ 2,096,294 | $ 1,942,735 |

Significant expenses included in the reportable segment profit or loss measure (i.e., NOI) are represented by the reportable segment total rental operating expenses and are disclosed in the table above. These expenses primarily include property taxes, utilities, repairs and maintenance, engineering, janitorial, and other costs.

## 18. SEGMENT INFORMATION (continued)

Presented below are reconciliations of the reportable segment total revenues to the consolidated revenues, the reportable segment total rental operating expenses to consolidated rental operations, the reportable segment net operating income to the consolidated net income, and the reportable segment investments in real estate assets to the consolidated investments in real estate assets (in thousands):

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| *Reconciliation of reportable segment revenues to consolidated total revenues:* | | | |
| Reportable segment total revenues | $ 2,835,282 | $ 2,927,552 | $ 2,706,435 |
| All other revenues | 191,274 | 188,842 | 179,264 |
| Consolidated total revenues | $ 3,026,556 | $ 3,116,394 | $ 2,885,699 |
| *Reconciliation of reportable segment total rental operating expenses to consolidated rental operations:* | | | |
| Reportable segment total rental operating expenses | $ (868,831) | $ (831,258) | $ (763,700) |
| All other rental operating expenses | (53,774) | (78,007) | (95,480) |
| Consolidated rental operations | $ (922,605) | $ (909,265) | $ (859,180) |
| *Reconciliation of reportable segment net operating income to consolidated net (loss) income:* | | | |
| Reportable segment net operating income (reportable segment profit or loss) | $ 1,966,451 | $ 2,096,294 | $ 1,942,735 |
| All other revenues | 191,274 | 188,842 | 179,264 |
| All other rental operating expenses | (53,774) | (78,007) | (95,480) |
| *Other items not allocated to segments:* | | | |
| General and administrative | (117,047) | (168,359) | (199,354) |
| Interest expense | (226,698) | (185,838) | (74,204) |
| Depreciation and amortization | (1,350,478) | (1,202,380) | (1,093,473) |
| Impairment of real estate | (2,202,818) | (223,068) | (461,114) |
| Loss on early extinguishment of debt | (107) | — | — |
| Equity in (losses) earnings of unconsolidated real estate joint ventures | (9,631) | 7,059 | 980 |
| Investment loss | (56,343) | (53,122) | (195,397) |
| Gain on sale of real estate | 642,445 | 129,312 | 277,037 |
| Consolidated net (loss) income | $ (1,216,726) | $ 510,733 | $ 280,994 |

| | As of December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| *Reconciliation of reportable segment assets to consolidated investments in real estate assets* | | |
| Reportable segment investments in real estate | $ 27,510,082 | $ 30,393,144 |
| All other investments in real estate | 1,179,914 | 1,716,895 |
| Consolidated investments in real estate | $ 28,689,996 | $ 32,110,039 |

## 19. SUBSEQUENT EVENTS

### Repayment of unsecured senior notes payable in January 2026

In January 2026, we repaid $300.0 million of 4.30% unsecured senior notes payable upon maturity. No gain or loss was incurred in connection with this repayment.

**Alexandria Real Estate Equities, Inc. and Subsidiaries**
**Schedule III**
**Consolidated Financial Statement Schedule of Real Estate and Accumulated Depreciation**
**December 31, 2025**
*(Dollars in thousands)*

| Property | Market | Encumbrances | Initial Costs | | Costs Capitalized Subsequent to Acquisitions | Total Costs | | | Accumulated Depreciation[2] | Net Cost Basis | Date of Construction[3] | Date Acquired |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Land | Buildings & Improvements | Buildings & Improvements | Land | Buildings & Improvements | Total[1] | | | | |
| Alexandria Center® at Kendall Square | Greater Boston | $ — | $ 558,885 | $ 783,224 | $ 1,667,101 | $ 558,885 | $ 2,450,325 | $ 3,009,210 | $ (542,912) | $ 2,466,298 | 1981 - 2023 | 2005 - 2022 |
| Alexandria Center® at One Kendall Square | Greater Boston | — | 405,164 | 576,213 | 1,128,205 | 405,164 | 1,704,418 | 2,109,582 | (353,934) | 1,755,648 | 1985 - 2023 | 2016 - 2022 |
| Alexandria Technology Square® | Greater Boston | — | — | 619,658 | 400,903 | — | 1,020,561 | 1,020,561 | (421,077) | 599,484 | 2001 - 2012 | 2006 |
| The Arsenal on the Charles | Greater Boston | — | 191,797 | 354,611 | 833,114 | 191,797 | 1,187,725 | 1,379,522 | (183,364) | 1,196,158 | 2000 - 2025 | 2019 - 2021 |
| 480 Arsenal Way 446, 458, and 500 Arsenal Street, and 99 Coolidge Avenue | Greater Boston | — | 69,803 | 15,614 | 456,626 | 69,803 | 472,240 | 542,043 | (90,938) | 451,105 | 1962 - 2023 | 2000 - 2022 |
| Alexandria Center® for Life Science – Fenway | Greater Boston | — | 912,016 | 617,552 | 970,396 | 912,016 | 1,587,948 | 2,499,964 | (133,961) | 2,366,003 | 2019 - 2024 | 2021 |
| 5, 10, and 15 Necco Street | Greater Boston | — | 277,554 | 55,897 | 433,568 | 277,554 | 489,465 | 767,019 | (37,419) | 729,600 | 2019 - 2023 | 2019 |
| Alexandria Center® for Life Science – Waltham | Greater Boston | — | 141,629 | 513,901 | 482,225 | 141,629 | 996,126 | 1,137,755 | (47,264) | 1,090,491 | 1999 - 2024 | 2020 - 2022 |
| 19, 215, 225, and 235 Presidential Way | Greater Boston | — | 32,136 | 118,391 | 30,103 | 32,136 | 148,494 | 180,630 | (41,181) | 139,449 | 1999 - 2001 | 2005 - 2022 |
| 30, 200, and 3000 Minuteman Road | Greater Boston | — | 59,227 | 187,205 | 88,083 | 59,227 | 275,288 | 334,515 | (7,018) | 327,497 | 1997 - 2020 | 2021 - 2022 |
| Other | Greater Boston | — | 96,995 | — | 20,014 | 96,995 | 20,014 | 117,009 | (6) | 117,003 | Various | Various |
| Alexandria Center® for Science and Technology – Mission Bay | San Francisco | — | 145,025 | 8,345 | 589,408 | 145,025 | 597,753 | 742,778 | (143,028) | 599,750 | 2007 - 2009 | 2004 - 2017 |
| Alexandria Center® for Advanced Technologies – South San Francisco | San Francisco | — | 59,199 | — | 642,237 | 59,199 | 642,237 | 701,436 | (165,384) | 536,052 | 2008 - 2019 | 2004 - 2005 |
| Alexandria Center® for Life Science – South San Francisco | San Francisco | — | 32,245 | 1,287 | 493,804 | 32,245 | 495,091 | 527,336 | (196,343) | 330,993 | 2012 - 2022 | 2002 - 2017 |
| Alexandria Center® for Advanced Technologies – Tanforan | San Francisco | — | 330,154 | 51,145 | 111,106 | 330,154 | 162,251 | 492,405 | (23,762) | 468,643 | 1971 - 2007 | 2021 - 2022 |
| Alexandria Technology Center® – Gateway | San Francisco | — | 37,175 | 87,213 | 162,935 | 37,175 | 250,148 | 287,323 | (113,875) | 173,448 | 2000 - 2021 | 2002 - 2006 |
| Alexandria Center® for Life Science – Millbrae | San Francisco | — | 69,989 | — | 526,673 | 69,989 | 526,673 | 596,662 | (11,190) | 585,472 | 2025 | 2021 - 2022 |
| 500 Forbes Boulevard | San Francisco | — | 35,596 | 69,091 | 23,757 | 35,596 | 92,848 | 128,444 | (40,504) | 87,940 | 2001 | 2007 |
| Alexandria Center® for Life Science – San Carlos | San Francisco | — | 433,634 | 28,323 | 824,729 | 433,634 | 853,052 | 1,286,686 | (147,647) | 1,139,039 | 1970 - 2022 | 2017 - 2021 |
| Alexandria Stanford Life Science District | San Francisco | — | — | 599,401 | 119,819 | — | 719,220 | 719,220 | (222,457) | 496,763 | 2002 - 2022 | 2003 - 2022 |
| 3412, 3420, 3440, 3450, and 3460 Hillview Avenue | San Francisco | — | — | 304,318 | 110,970 | — | 415,288 | 415,288 | (39,194) | 376,094 | 1978 - 2018 | 2020 - 2021 |

## SCHEDULE III (continued)

| | | | Initial Costs | | Costs Capitalized Subsequent to Acquisitions | Total Costs | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Property | Market | Encumbrances | Land | Buildings & Improvements | Buildings & Improvements | Land | Buildings & Improvements | Total[1] | Accumulated Depreciation[2] | Net Cost Basis | Date of Construction[3] | Date Acquired |
| 2475 and 2625/2627/2631 Hanover Street and 1450 Page Mill Road | San Francisco | $ — | $ — | $ 187,472 | $ 33,658 | $ — | $ 221,130 | $ 221,130 | $ (44,011) | $ 177,119 | 2000 - 2017 | 1999 - 2021 |
| Other | San Francisco | — | 415,834 | 129,342 | (134,119) | 415,834 | (4,777) | 411,057 | (68,158) | 342,899 | Various | Various |
| One Alexandria Square | San Diego | — | 140,318 | 161,293 | 1,097,503 | 140,318 | 1,258,796 | 1,399,114 | (337,901) | 1,061,213 | 1995 - 2025 | 1994 - 2021 |
| ARE Torrey Ridge | San Diego | — | 22,124 | 152,840 | 115,518 | 22,124 | 268,358 | 290,482 | (90,324) | 200,158 | 2004 - 2021 | 2016 |
| One Alexandria North | San Diego | — | 103,937 | 1,354 | 56,248 | 103,937 | 57,602 | 161,539 | (1,359) | 160,180 | 1980 - 1990 | 2020 |
| Campus Point by Alexandria | San Diego | — | 270,937 | 416,534 | 991,360 | 270,937 | 1,407,894 | 1,678,831 | (318,859) | 1,359,972 | 1989 - 2024 | 2010 - 2022 |
| 5200 Illumina Way | San Diego | — | 39,051 | 96,606 | 201,334 | 39,051 | 297,940 | 336,991 | (98,479) | 238,512 | 2004 - 2017 | 2010 |
| 9625 Towne Centre Drive | San Diego | — | 7,686 | 13,748 | 67,686 | 7,686 | 81,434 | 89,120 | (41,674) | 47,446 | 2018 | 2014 |
| SD Tech by Alexandria | San Diego | — | 76,079 | 246,635 | 638,942 | 76,079 | 885,577 | 961,656 | (76,513) | 885,143 | 1988 - 2025 | 2013 - 2020 |
| Sequence District by Alexandria | San Diego | — | 140,422 | 230,360 | 36,937 | 140,422 | 267,297 | 407,719 | (43,144) | 364,575 | 1997 - 2000 | 2020 - 2021 |
| Summers Ridge Science Park | San Diego | — | 21,154 | 102,046 | 4,947 | 21,154 | 106,993 | 128,147 | (22,587) | 105,560 | 2005 | 2018 |
| 10102 Hoyt Park Drive | San Diego | — | 21,610 | 19,986 | 80,480 | 21,610 | 100,466 | 122,076 | (13,569) | 108,507 | 2022 | 2021 |
| ARE Portola | San Diego | — | 6,991 | 25,153 | 30,633 | 6,991 | 55,786 | 62,777 | (30,232) | 32,545 | 2005 - 2012 | 2007 |
| 5810/5820 Nancy Ridge Drive | San Diego | — | 3,492 | 18,285 | 33,910 | 3,492 | 52,195 | 55,687 | (30,347) | 25,340 | 2021 | 2004 |
| 9877 Waples Street | San Diego | — | 5,092 | 11,908 | 13,368 | 5,092 | 25,276 | 30,368 | (11,681) | 18,687 | 2020 | 2020 |
| 5871 Oberlin Drive | San Diego | — | 1,349 | 8,016 | 17,824 | 1,349 | 25,840 | 27,189 | (6,849) | 20,340 | 2021 | 2010 |
| 3911, 3931, 3985, 4025, 4031, 4045, and 4075 Sorrento Valley Boulevard | San Diego | — | 18,177 | 42,723 | 66,179 | 18,177 | 108,902 | 127,079 | (46,337) | 80,742 | 2007 - 2015 | 2010 - 2019 |
| 11045 Roselle Street | San Diego | — | 754 | 4,288 | 22,428 | 754 | 26,716 | 27,470 | (6,990) | 20,480 | 2008 | 2000 |
| Other | San Diego | — | 64,759 | — | 13,277 | 64,759 | 13,277 | 78,036 | (19) | 78,017 | Various | Various |
| Alexandria Center® for Life Science – Eastlake | Seattle | — | 46,300 | 83,012 | 946,515 | 46,300 | 1,029,527 | 1,075,827 | (316,598) | 759,229 | 1997 - 2024 | 2002 - 2024 |
| Alexandria Center® for Advanced Technologies – South Lake Union | Seattle | — | 245,778 | 31,252 | 616,442 | 245,778 | 647,694 | 893,472 | (81,716) | 811,756 | 1984 - 2017 | 2007 - 2024 |
| 1010 4th Avenue South | Seattle | — | 46,200 | — | 16,563 | 46,200 | 16,563 | 62,763 | — | 62,763 | N/A | 2020 |
| 410 West Harrison Street and 410 Elliott Avenue West | Seattle | — | 3,857 | 1,989 | 23,084 | 3,857 | 25,073 | 28,930 | (11,781) | 17,149 | 2006 - 2008 | 2004 |
| Alexandria Center® for Advanced Technologies – Canyon Park | Seattle | — | 105,215 | 164,523 | 65,021 | 105,215 | 229,544 | 334,759 | (26,195) | 308,564 | 1985 - 2007 | 2021 - 2022 |
| Alexandria Center® for Advanced Technologies – Monte Villa Parkway | Seattle | — | 52,464 | 64,753 | 102,478 | 52,464 | 167,231 | 219,695 | (14,567) | 205,128 | 1994 - 2024 | 2020 |
| Other | Seattle | — | 108,900 | 931 | 43,181 | 108,900 | 44,112 | 153,012 | (1,254) | 151,758 | Various | Various |
| Alexandria Center® for Life Science – Shady Grove | Maryland | — | 85,365 | 253,567 | 939,281 | 85,365 | 1,192,848 | 1,278,213 | (218,478) | 1,059,735 | 1998 - 2024 | 2004 - 2021 |
| 1330 Piccard Drive | Maryland | — | 2,800 | 11,533 | 38,733 | 2,800 | 50,266 | 53,066 | (28,216) | 24,850 | 2005 | 1997 |
| 1405 Research Boulevard | Maryland | — | 899 | 21,946 | 16,070 | 899 | 38,016 | 38,915 | (21,391) | 17,524 | 2006 | 1997 |
| 1500 and 1550 East Gude Drive | Maryland | — | 1,523 | 7,731 | 10,810 | 1,523 | 18,541 | 20,064 | (13,647) | 6,417 | 1995 - 2003 | 1997 |
| 5 Research Place | Maryland | — | 1,466 | 5,708 | 32,319 | 1,466 | 38,027 | 39,493 | (21,812) | 17,681 | 2010 | 2001 |

**SCHEDULE III (continued)**

| Property | Market | Encumbrances | Initial Costs | | Costs Capitalized Subsequent to Acquisitions | Total Costs | | | Accumulated Depreciation[2] | Net Cost Basis | Date of Construction[3] | Date Acquired |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Land | Buildings & Improvements | Buildings & Improvements | Land | Buildings & Improvements | Total[1] | | | | |
| 5 Research Court | Maryland | $ — | $ 1,647 | 13,258 | $ 24,165 | $ 1,647 | $ 37,423 | $ 39,070 | $ (20,872) | $ 18,198 | 2007 | 2004 |
| 12301 Parklawn Drive | Maryland | — | 1,476 | 7,267 | 1,799 | 1,476 | 9,066 | 10,542 | (5,436) | 5,106 | 2007 | 2004 |
| Alexandria Technology Center® – Gaithersburg I | Maryland | — | 20,980 | 121,952 | 71,195 | 20,980 | 193,147 | 214,127 | (70,990) | 143,137 | 1992 - 2019 | 1997 - 2019 |
| Alexandria Technology Center® – Gaithersburg II | Maryland | — | 17,134 | 67,825 | 109,453 | 17,134 | 177,278 | 194,412 | (60,840) | 133,572 | 2000 - 2021 | 1997 - 2020 |
| 401 Professional Drive | Maryland | — | 1,129 | 6,941 | 12,511 | 1,129 | 19,452 | 20,581 | (11,054) | 9,527 | 2007 | 1996 |
| 950 Wind River Lane | Maryland | — | 2,400 | 10,620 | 1,592 | 2,400 | 12,212 | 14,612 | (5,020) | 9,592 | 2009 | 2010 |
| 620 Professional Drive | Maryland | — | 784 | 4,705 | 8,277 | 784 | 12,982 | 13,766 | (9,164) | 4,602 | 2012 | 2005 |
| 8000/9000/10000 Virginia Manor Road | Maryland | — | — | 13,679 | 11,036 | — | 24,715 | 24,715 | (15,264) | 9,451 | 2003 | 1998 |
| Alexandria Center® for Life Science – Durham | Research Triangle | — | 186,680 | 447,875 | 258,012 | 186,680 | 705,887 | 892,567 | (98,886) | 793,681 | 1985 - 2023 | 2020 - 2022 |
| Alexandria Center® for Advanced Technologies and AgTech– Research Triangle | Research Triangle | — | 30,584 | 23,714 | 492,293 | 30,584 | 516,007 | 546,591 | (85,090) | 461,501 | 2007 - 2022 | 2012 - 2021 |
| Alexandria Center® for Sustainable Technologies | Research Triangle | — | 54,908 | 18,849 | 114,103 | 54,908 | 132,952 | 187,860 | (69,533) | 118,327 | 1966 - 2022 | 1998 - 2022 |
| Alexandria Technology Center® – Alston | Research Triangle | — | 577 | 11,688 | 26,513 | 577 | 38,201 | 38,778 | (23,906) | 14,872 | 1985 - 2009 | 1998 |
| Alexandria Innovation Center® – Research Triangle | Research Triangle | — | 1,065 | 21,218 | 32,632 | 1,065 | 53,850 | 54,915 | (28,297) | 26,618 | 2005 - 2008 | 2000 |
| 2525 East NC Highway 54 | Research Triangle | — | 713 | 12,827 | 21,359 | 713 | 34,186 | 34,899 | (20,599) | 14,300 | 1995 | 2004 |
| 407 Davis Drive | Research Triangle | — | 1,229 | 17,733 | 13,949 | 1,229 | 31,682 | 32,911 | (7,851) | 25,060 | 1998 | 2013 |
| Alexandria Center® for Life Science – New York City | New York City | — | — | — | 1,163,775 | — | 1,163,775 | 1,163,775 | (368,307) | 795,468 | 2010 - 2016 | 2006 |
| Intersection Campus | Texas | — | 159,310 | 440,295 | 56,826 | 159,310 | 497,121 | 656,431 | (55,724) | 600,707 | 2000 - 2019 | 2021 - 2022 |
| 1001 Trinity Street and 1020 Red River Street | Texas | — | 66,451 | 61,732 | 7,685 | 66,451 | 69,417 | 135,868 | (20,599) | 115,269 | 1987 - 1990 | 2022 |
| Alexandria Center® for Advanced Technologies at The Woodlands | Texas | — | 2,116 | 9,784 | 135,850 | 2,116 | 145,634 | 147,750 | (7,759) | 139,991 | 2002 - 2023 | 2020 |
| Other | Texas | — | 44,217 | — | 16,024 | 44,217 | 16,024 | 60,241 | — | 60,241 | Various | Various |
| Various | Various | — | 120,565 | 219,389 | 183,091 | 120,565 | 402,480 | 523,045 | (135,188) | 387,857 | Various | Various |
| | | — | 6,662,721 | 9,038,274 | 19,116,526 | 6,662,721 | 28,154,800 | 34,817,521 | (6,127,525) | 28,689,996 | | |

(1) As of December 31, 2025, the total cost of our real estate assets aggregated $34.82 billion, which was less than the cost of real estate for federal income tax purposes aggregating $35.08 billion by approximately $266.6 million.
(2) The depreciable life is up to 40 years for buildings and building improvements, up to 20 years for land improvements, and the term of the respective lease for tenant improvements.
(3) Represents the later of the original construction date or the most recent renovation date.

**Alexandria Real Estate Equities, Inc.**
**Consolidated Financial Statement Schedule of Rental Properties and Accumulated Depreciation**
**December 31, 2025**
*(Dollars in thousands)*

A summary of activity of consolidated investments in real estate and accumulated depreciation is as follows:

| Real Estate | | December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2025 | | 2024 | | 2023 |
| Balance at beginning of period | $ | 37,735,218 | $ | 36,618,530 | $ | 34,299,503 |
| Acquisitions (including real estate, land, and joint venture consolidation) | | — | | 248,378 | | 296,694 |
| Additions to real estate | | 1,933,158 | | 2,591,154 | | 3,568,726 |
| Real estate impairment | | (2,202,818) | | (223,068) | | (461,114) |
| Deductions (including dispositions and direct financing and sales-type leases) | | (2,648,037) | | (1,499,776) | | (1,085,279) |
| Balance at end of period | $ | 34,817,521 | $ | 37,735,218 | $ | 36,618,530 |

| Accumulated Depreciation | | December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2025 | | 2024 | | 2023 |
| Balance at beginning of period | $ | 5,625,179 | $ | 4,985,019 | $ | 4,354,063 |
| Depreciation expense on properties | | 1,167,011 | | 996,550 | | 841,893 |
| Sale of properties | | (664,665) | | (356,390) | | (210,937) |
| Balance at end of period | $ | 6,127,525 | $ | 5,625,179 | $ | 4,985,019 |

# PERFORMANCE GRAPH

The following performance graph compares the cumulative total return on our common stock over the five-year period ended December 31, 2025, to the cumulative total return of the S&P 500 Index, the FTSE Nareit Equity Health Care Index, and the FTSE Nareit All Equity REITs Index. Beginning with this year's performance graph, we replaced the FTSE Nareit Equity Health Care Index with the FTSE Nareit All Equity REITs Index. We believe that the FTSE Nareit All Equity REITs Index provides a broader and more representative benchmark of the U.S. equity REIT industry, offers investors more relevant comparative context for evaluating our cumulative total shareholder return over time, and enhances long-term comparability. During this transition period, the performance graph below displays both the new index and the replaced index. The graph assumes that $100 was invested on December 31, 2020, in our common stock, the S&P 500 Index, the FTSE Nareit Equity Health Care Index, and the FTSE Nareit All Equity REITs Index, and that all dividends were reinvested. The returns shown on the graph are not necessarily indicative of future performance.


INDEX VALUE
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/31/20
12/31/21
12/31/22
12/31/23
12/31/24
12/31/25
S&P 500 INDEX
FTSE NAREIT EQUITY HEALTH CARE INDEX
FTSE NAREIT ALL EQUITY REITS INDEX
ALEXANDRIA REAL ESTATE EQUITIES, INC.

| Index | 12/31/20 | 12/31/21 | 12/31/22 | 12/31/23 | 12/31/24 | PERIOD ENDED 12/31/25 |
|---|---|---|---|---|---|---|
| **ALEXANDRIA REAL ESTATE EQUITIES, INC.** | **$ 100.00** | **$ 128.09** | **$ 86.30** | **$ 78.44** | **$ 63.19** | **$ 33.75** |
| S&P 500 INDEX | $ 100.00 | $ 128.71 | $ 105.40 | $ 133.10 | $ 166.40 | $ 196.16 |
| FTSE NAREIT EQUITY HEALTH CARE INDEX | $ 100.00 | $ 116.32 | $ 90.52 | $ 103.13 | $ 128.07 | $ 164.51 |
| FTSE NAREIT ALL EQUITY REITS INDEX | $ 100.00 | $ 141.30 | $ 106.05 | $ 118.09 | $ 123.90 | $ 126.71 |

Source: S&P Global Market Intelligence © 2026
FTSE Nareit Equity Health Care Index and FTSE Nareit All Equity REITs Index data are from Nareit.

# DIRECTORS AND OFFICERS

## BOARD OF DIRECTORS

**Joel S. Marcus**
Executive Chairman and Founder
Alexandria Real Estate Equities, Inc.

**Steven R. Hash**
Prior President and Chief Operating
Officer, and Co-Founder
Renaissance Macro Research, LLC

**Claire Aldridge, PhD**
Prior Chief Strategy Officer
Form Bio

**James P. Cain**
Managing Partner
Cain Global Partners, LLC

**Maria C. Freire, PhD**
Founder and Principal of
The Freire Group

**Richard H. Klein, CPA**
Chief Financial Officer
Industrial Realty Group, LLC

**Sheila K. McGrath**
Prior Senior Managing Director
Evercore ISI

**Michael A. Woronoff**
Retired Partner
Kirkland & Ellis LLP

## EXECUTIVE OFFICERS

**Joel S. Marcus**
Executive Chairman and Founder

**Peter M. Moglia**
Chief Executive Officer and
Chief Investment Officer

**Marc E. Binda**
Chief Financial Officer
and Treasurer

**Hunter L. Kass**
Co-President and
Regional Market Director –
Greater Boston

**John Hart Cole**
Co-President and
Co-Regional Market Director –
Seattle

**Lawrence J. Diamond**
Co-Chief Operating Officer and
Regional Market Director – Maryland

**Joseph Hakman**
Co-Chief Operating Officer and
Chief Strategic Transactions Officer

**Jesse J. Nelson**
Executive Vice President –
Regional Market Director –
San Francisco

**Michael E. Boss**
Executive Vice President –
Co-Regional Market Director –
San Diego

**Bret E. Gossett**
Executive Vice President –
Co-Regional Market Director and
Head of Leasing – San Diego

**Blake L. Stevens**
Executive Vice President –
Regional Market Director –
Research Triangle

**Joshua J. Mitchell**
Executive Vice President –
Regional Market Director –
New York

**Hallie E. Kuhn**
Executive Vice President –
Capital Markets and Co-Lead –
Life Science

**Jenna R. Foger**
Executive Vice President –
Co-Lead – Life Science

**Jackie B. Clem**
General Counsel and Secretary

**Gary D. Dean**
Executive Vice President –
Real Estate Legal Affairs

**Andres R. Gavinet**
Chief Accounting Officer

**Orraparn C. Lee**
Executive Vice President –
Accounting

**Kristina A. Fukuzaki-Carlson**
Executive Vice President –
Business Operations

**Madeleine T. Alsbrook**
Executive Vice President –
Talent Management

**Gregory C. Thomas**
Executive Vice President –
Chief Technology Officer

